As filed with the Securities and Exchange Commission on October 1, 2019
Registration Nos.

333-231309
811-05563

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No. 2	☒

Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 473	☒

PACIFIC SELECT EXEC SEPARATE ACCOUNT OF
PACIFIC LIFE INSURANCE COMPANY
(Exact Name of Registrant)

PACIFIC LIFE INSURANCE COMPANY
(Name of Depositor)

700 Newport Center Drive
Newport Beach, California 92660
(Address of Depositor’s Principal Executive Offices) (Zip Code)

(949) 219-3943
(Depository’s Telephone Number, including Area Code)

Brandon J. Cage
Assistant Vice President
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box)

☐ immediately upon filing pursuant to paragraph (b) of Rule 485
☐ on pursuant to paragraph (b) of Rule 485
☐ 60 days after filing pursuant to paragraph (a)(1) of Rule 485
☐ on ________ pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐                This post-effective amendment designates a new date for a previously filed post-effective amendment. Such effective date shall be .

Title of securities being registered: interests in the Separate Account under Pacific Select VUL 2 Flexible Premium Variable Life Insurance Policy.

Filing fee: None

PACIFIC SELECT VUL 2 PROSPECTUS [ ], 2019

Pacific Select VUL 2 is a flexible premium variable life insurance policy issued by Pacific Life Insurance Company (“Pacific Life”) through the Pacific Select Exec Separate Account of Pacific Life.

• Flexible premium means you can vary the amount and frequency of your premium payments. You must, however, pay enough premiums to cover the ongoing costs of Policy benefits.

• Variable means the Policy’s value depends on the performance of the Investment Options you choose.

• Life insurance means the Policy provides a Death Benefit to the Beneficiary you choose.

This prospectus provides information that you should know before buying a Policy. Please read the prospectus carefully and keep it for future reference.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for portfolio companies available under your Policy, will no longer be sent by mail, unless you specifically request copies of the reports from Pacific Life. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from Pacific Life electronically by accessing the Policy Owner website, My Life Account at https://Life.MyAccount.PacificLife.com.

You may elect to receive all future reports in paper free of charge. You can inform Pacific Life that you wish to continue receiving paper copies of your shareholder reports by calling us at (800) 347-7787. Your election to receive reports in paper will apply to all portfolio companies available under your Policy.

This Policy has a selection of Investment Options for you to choose from. The Variable Investment Options available under this Policy invest in portfolios of the following Funds:

AIM Variable Insurance Funds

(Invesco Variable Insurance Funds)

American Century Variable Portfolios, Inc.

American Funds Insurance Series®

BlackRock® Variable Series Funds, Inc.

DFA Investment Dimensions Group Inc.

Fidelity® Variable Insurance Products Funds

Franklin Templeton Variable Insurance Products Trust

Janus Aspen Series

Lazard Retirement Series, Inc.

Legg Mason Partners Variable Equity Trust

Lord Abbett Series Fund, Inc.

MFS® Variable Insurance Trust

M Fund, Inc.

Neuberger Berman Advisers Management Trust

Pacific Select Fund

PIMCO Variable Insurance Trust

T. Rowe Price Equity Series, Inc.

VanEck VIP Trust

Vanguard Variable Insurance Fund

You will find a complete list of each Variable Investment Option in the YOUR INVESTMENT OPTIONS section. This Policy also offers the following Fixed Options and Indexed Fixed Options:

FIXED OPTIONS Fixed Account Fixed LT Account	INDEXED FIXED OPTIONS 1 - Year Indexed Account 1 - Year High Par Indexed Account 1 - Year No Cap Indexed Account

You should be aware that the Securities and Exchange Commission (SEC) has not approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosure in this prospectus. Any representation to the contrary is a criminal offense.

This Policy is not available in all states. This prospectus is not an offer in any state or jurisdiction where we are not legally permitted to offer the Policy. The Policy is described in detail in this prospectus and its Statement of Additional Information (SAI). Each Fund is described in its prospectus and in its SAI. No one has the right to describe the Policy or any Fund any differently than they have been described in these documents.

A life insurance policy may be appropriate if you are looking to provide a Death Benefit for family members or others or to help meet other long-term financial objectives. Discuss with your life insurance producer whether a variable life insurance policy, optional benefits and underlying Investment Options are appropriate for you, taking into consideration your age, income, net worth, tax status, insurance needs, financial objectives, investment goals, liquidity needs, time horizon, risk tolerance and relevant information. Together you can decide if a variable life insurance policy is right for you.

This material is not intended to be used, nor can it be used by any taxpayer, for the purpose of avoiding U.S. federal, state or local tax penalties. Pacific Life, its distributors and their respective representatives do not provide tax, accounting or legal advice. Any taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

YOUR GUIDE TO THIS PROSPECTUS

Where To Go For More Information back cover

BENEFITS AND RISKS OF YOUR POLICY

This overview tells you some key things you should know about your Policy. It is designed as a summary only – please read the entire prospectus and your Policy for more detailed information, or contact us or your life insurance producer for additional information about your Policy. This prospectus provides a description of the material rights and obligations under your Policy. Your Policy (including any Riders and/or endorsements) represents the contractual agreement between you and us.

The Policy is offered for sale in all jurisdictions where we are authorized to do business and where the Policy is approved by the appropriate insurance department or regulatory authorities. Individual Policy features may not be available in all states or may vary by state. The state in which your Policy is issued governs whether or not certain features, Riders, charges and fees are allowed in your Policy. Any significant variations from the information appearing in this prospectus which are required due to individual state requirements are contained in your Policy (or provided by separate endorsement) and you can find a description of all material state variations in Appendix A in this prospectus. You can find other information about state specific features in your Policy.

Pacific Life is a variable life insurance policy provider. It is not a fiduciary and therefore does not give advice or make recommendations regarding insurance or investment products.

Benefits of your policy

Flexibility

The Policy is designed to be flexible to meet your specific life insurance needs. Within certain limits, you can:

• choose the timing, amount and frequency of premium payments

• change the Death Benefit Option

• increase or decrease the Policy’s Total Face Amount

• change the Beneficiary

• change your investment selections.

Death Benefit

The Death Benefit will always be the greater of the Death Benefit under the Option you choose or the Minimum Death Benefit. The Minimum Death Benefit is no lower than the death benefit that we must pay to ensure that your Policy qualifies as life insurance.

You may choose one of three Death Benefit Options:

• Option A – your Death Benefit will be the Total Face Amount of your Policy.

• Option B – your Death Benefit will be the Total Face Amount of your Policy plus its Accumulated Value.

• Option C – your Death Benefit will be the Total Face Amount of your Policy plus the total premiums you have paid minus any withdrawals or distributions that reduce your Accumulated Value. However, the Death Benefit will never exceed the Option C Death Benefit Limit shown in the Policy Specifications.

You may choose between two Death Benefit Qualification Tests which are used to determine the Minimum Death Benefit:

• Cash Value Accumulation Test – generally does not limit the amount of premiums you can pay into your Policy.

• Guideline Premium Test – limits the amount of premiums you can pay on your Policy, and the Minimum Death Benefit will generally be smaller than under the Cash Value Accumulation Test.

The test you choose will generally depend on the amount of premiums you want to pay relative to your desired Death Benefit. We may limit premium payments to prevent your policy from being classified as a Modified Endowment Contract.

Accumulated Value

Accumulated Value is the value of your Policy on any Business Day. It is not guaranteed – it depends on the performance of the Investment Options you have chosen, the timing and amount of premium payments you have made, Policy charges, and how much you have borrowed or withdrawn from the Policy.

You can access your Accumulated Value in several ways:

• Withdrawals – you can withdraw part of your Policy’s Accumulated Value.

• Loans – you can take out a loan from us using your Policy’s Accumulated Value as security.

• Surrender – you can surrender or cash in your Policy for its Net Cash Surrender Value while an Insured is alive.

Investment Options

You can choose to allocate your Net Premiums and Accumulated Value among a selection of Variable Investment Options, each of which invests in a corresponding portfolio of various underlying Funds. The Policy also offers two Fixed Options, both of which provide a guaranteed minimum rate of interest. You may also invest in the Indexed Fixed Options and may call us at (800) 347-7787 or contact your life insurance producer for current rates (Participation Rate, Growth Cap, Index Threshold Rate, as applicable) prior to investment.

You can transfer among the Fixed and Variable Investment Options during the life of your Policy without paying any current income tax. There is currently no charge for transfers. If you allocate your Net Premiums or Accumulated Value to the Indexed Fixed Options, you will not be able to transfer that Indexed Accumulated Value until the end of a Segment Term. At Segment Maturity you may only reallocate Segment Value to a new Segment or to the Fixed Options.

Tax Benefits

Your Beneficiary generally will not have to pay federal income tax on the portion of any Death Benefit Proceeds that are payable as a lump sum at death. You will also generally not be taxed on any or all of your Policy’s Accumulated Value unless you receive a cash distribution. Some Riders and settlement options may affect how the Death Benefit Proceeds are paid. See POLICY BENEFITS-Optional Riders and Benefits for more information.

Risks of your policy

Long-term Financial Planning

This Policy is designed to provide a Death Benefit for family members or others or to help meet other long-term financial objectives. It is not suitable as a short-term savings vehicle. It may not be the right kind of policy if you plan to withdraw money or surrender your Policy for short-term needs. Taking a withdrawal or surrendering your Policy may incur charges. See the FEE TABLES and your Policy for charges assessed when withdrawing from or surrendering your Policy.

Please discuss your insurance needs and financial objectives with your life insurance producer.

Premium Payments

Federal tax law puts limits on the premium payments you can make in relation to your Policy’s Death Benefit. We may refuse all or part of a premium payment you make, or remove all or part of a premium from your Policy and return it to you under certain circumstances, for example, if the amount of premium you paid would result in your Policy no longer qualifying as life insurance or becoming a Modified Endowment Contract under the Tax Code.

Lapse

Your Policy remains In Force as long as you have sufficient Net Accumulated Value to cover your Policy’s monthly deductions of Policy charges. Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause your Policy to lapse – which means you will no longer have any insurance Coverage. There are costs associated with reinstating a lapsed Policy.

There is no guarantee that your Policy will not lapse even if you pay your planned premium. You should consider a periodic review of your coverage with your life insurance producer.

Before your Policy lapses, there is a Grace Period. The Grace Period gives you 61 days to pay enough additional premium to keep your Policy In Force and to prevent your Policy from lapsing. The 61 day period begins on the date we send notice that your Policy’s Accumulated Value less any Policy Debt is not enough to pay the total monthly charge.

Investment Performance

Each Variable Investment Option invests in a corresponding portfolio of an underlying Fund, as detailed in YOUR INVESTMENT OPTIONS. The value of each portfolio fluctuates with the value of the investments it holds. Returns are not guaranteed. You bear the investment risk of any Variable Investment Option you choose.

See each Fund’s prospectus for more information on the underlying portfolios and their individual risks.

The value of the Segments in each of the Indexed Fixed Options is based on the two ways we credit interest to a Segment. We add interest using Segment Indexed Interest and Segment Guaranteed Interest. Segment Indexed Interest in part is based on any positive change in an external index. There is no guarantee that Segment Indexed Interest will be greater than zero but it will never be negative. However, Segment Guaranteed Interest is credited daily to a Segment and is guaranteed.

Withdrawals and Loans

Making a withdrawal or taking out a loan may:

• change your Policy’s tax status

• reduce your Policy’s Total Face Amount

• reduce your Policy’s Death Benefit

• reduce the Death Benefit Proceeds paid to your Beneficiary

• make your Policy more susceptible to lapsing

• limit your access to the Policy’s Accumulated Value

Be sure to plan carefully before using these Policy benefits.

Your Policy’s withdrawal feature is not available until your first Policy Anniversary.

Policy Loans are not available until after the Free Look Transfer Date, unless it’s part of a 1035 exchange where the existing policy loan is carried over to the new policy.

General Account

Unlike the assets in our Separate Account, the assets in our General Account are subject to liabilities arising from any of our other business. Our ability to pay General Account guarantees, including the Death Benefit, is backed by our financial strength and claims paying ability. We may be unable to meet our obligations with regard to the General Account interest guarantee.

Tax Consequences of Withdrawals, Surrenders and Loans

You may be subject to income tax if you take any withdrawals or surrender the Policy, or if your Policy lapses and you have not repaid any outstanding Policy Debt.

If your Policy becomes a Modified Endowment Contract (MEC), distributions you receive beginning on the date the Policy becomes a MEC may be subject to tax and a 10% penalty.

There are other tax issues to consider when you own a life insurance policy. These are described in more detail in VARIABLE LIFE INSURANCE AND YOUR TAXES.

Indexed Interest Crediting Risk

We credit interest daily to Accumulated Value in the Indexed Accounts at a guaranteed rate of 1.00% annually for both the 1-Year Indexed Account, the 1-Year High Par Indexed Account, and the 1-Year No Cap Indexed Account (the Segment Guaranteed Interest). We also credit interest at Segment Maturity to Accumulated Value in the Indexed Fixed Options that is based in part on any positive change in the Index (the Segment Indexed Interest). If the underlying Index remains level or declines over a prolonged period of time and we have not credited Segment Indexed Interest, you may need to increase your premium payments to prevent the Policy from lapsing.

The 1% Segment Guaranteed Interest may be reduced as a result of Monthly Deductions.

Risks that We May Eliminate or Substitute the Index

There is no guarantee that the Index described in this prospectus will be available during the entire time you own your Policy. If the Index is discontinued or we are unable to utilize it, we may substitute a successor index of our choosing. If we do so, the performance of the new index would differ from the Index. This, in turn, may affect the Segment Indexed Interest you earn.

Risk that We May No Longer Offer the Indexed Fixed Options

There is no guarantee that we will offer the Indexed Accounts during the entire time you own your Policy. We may discontinue offering one (or more) of the Indexed Accounts at any time. If we discontinue an Indexed Account, you may transfer Indexed Accumulated Value to any other Investment Options consistent with your Policy’s investment and transfer restrictions at Segment Maturity. If you do not do so, your Indexed Accumulated Value will be reallocated to the Fixed Account.

No Ownership Rights

An allocation to the Indexed Fixed Options is not equivalent to investing in the underlying stocks comprising the Index. You will have no ownership rights in the underlying stocks comprising the Index, such as voting rights, dividend payments, or other distributions. Also, we are not affiliated with the Index or the underlying stocks comprising the Index. Consequently, the Index and the issuers of the underlying stocks comprising the Index have no involvement with the Policy.

No Additional Allocations to an Existing Indexed Account Segment

You may not make any additional allocations into an existing Segment of an Indexed Account once the Segment has been created. Any additional allocations to an Indexed Account will create a new Segment with its own Segment Term.

Deductions From an Existing Indexed Account Segment

Over a Segment Term, deductions from an existing Indexed Account Segment may be taken for Monthly Deductions, withdrawals, and Policy loans. Deductions from an Indexed Account Segment are not made until any Fixed Account Value and Variable Account Value have been reduced to zero. Any deductions from the Indexed Accounts will be taken on a proportionate basis based on the Value of all Segments in the Indexed Account.

Segment Maturity

At the end of a Segment Term, the Segment Value is either transferred to a new Indexed Account Segment, or to the Fixed Options. Before the end of a Segment Term, please contact us at (800) 347-7787 or contact your life insurance producer for the current rates (Participation Rate, Growth Cap, Index Threshold Rate, as applicable) that will apply to a new Segment. You can find Segment dates, current Segment activity, and additional information for all open, and recently matured Segments on your quarterly and annual Policy statements. Once a Segment is created, you cannot transfer Accumulated Value out of that Segment until the end of the Segment Term.

Change in Growth Cap

We determine the Growth Cap under certain Indexed Accounts. We may increase or decrease the Growth Cap for the 1-Year Indexed Account, but it will never be less than the minimum of 3%. We may increase or decrease the Growth Cap for the 1-Year High Par Indexed Account, but it will never be less than 2%.  Once a Segment is created, the Growth Cap for that segment cannot be changed. You may contact us or ask your life insurance producer for information on the current Growth Caps for the 1-Year Indexed Account and the 1-Year High Par Indexed Account. The 1-Year No Cap Indexed Account does not have a Growth Cap.

Change in Index Threshold Rate

We determine the Index Threshold Rate under the 1-Year No Cap Indexed Account. We may increase or decrease the Index Threshold Rate, but it will never be more than 20%. Once a Segment is created, the Index Threshold Rate cannot be changed. You may contact us or ask your life insurance producer for information on the current Index Threshold Rate for the 1-Year No Cap Indexed Account. The 1-Year Indexed Account and the 1-Year High Par Indexed Account do not have an Index Threshold Rate.

Costs of Managing Segment Indexed Interest

We manage our obligation to credit Segment Indexed Interest in part by purchasing call options on the Index and by prospectively adjusting the Growth Cap (or Index Threshold Rate for the 1-Year No Cap Indexed Account) on Segment Start Dates to reflect changes in the costs of purchasing such call options (the price of call options varies with market conditions).

In certain cases, we may reduce the Growth Cap or increase the Index Threshold Rate for a future Segment. If we do so, the amount of the Segment Indexed Interest which you may otherwise have received would be reduced. We will not reduce the Growth Cap below 3% for the 1-Year Indexed Account or 2% for the 1-Year High Par Indexed Account. In addition, we will not increase the Index Threshold Rate above 20% for the 1-Year No Cap Indexed Account.

Risk that We May Defer Payment of Proceeds

We may defer surrenders, withdrawals, loans, and transfers from the Fixed or Indexed Fixed Options for up to six months.

Restrictions on Transfers to other Investment Options

Amounts allocated to Segments of the Indexed Fixed Options may not be transferred to any other Investment Option until the end of the Segment Term.

Effect of Deductions on Indexed Interest

Amounts deducted from the Indexed Accounts will receive a proportionate Segment Indexed Interest credit, at the end of the Segment Term, to account for the amount deducted. The interest credit is based on the average of all Segment monthly balances during the Segment Term. See INDEXED FIXED OPTIONS – Segment Value Changes for an example of how interest is credited when a deduction is made during a Segment Term.

The Change in Participation Rate

We determine the Participation Rate under each of the Indexed Fixed Options. We cannot set the Participation Rate to be lower than the guaranteed minimum Participation Rate or change the Participation Rate for any Segment after it has been created.

	Current Participation Rate	Guaranteed Minimum Participation Rate
1 - Year Indexed Account	100%	100%
1 - Year High-Par Indexed Account	150%	140%
1 - Year No Cap Indexed Account	100%	100%

The Participation Rate is used in the calculation of the Segment Indexed Interest Rate. For more information, see YOUR INVESTMENT OPTIONS-Indexed Fixed Options for more details.

Surrendering Your Policy

If you surrender your Policy, no Indexed Interest will be credited to any Segments that have not yet reached their Segment Maturity.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. Please read the entire prospectus, your Policy and the SAI for more detailed information regarding these fees and expenses.

Table 1 describes the fees and expenses that you will pay at the time you buy the Policy, surrender the Policy, or transfer Accumulated Value between Investment Options.

TABLE 1 – Transaction Fees
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Maximum premium load	Upon receipt of premium	6.50% of premium
Minimum and Maximum surrender charge[1]	Upon full surrender of Policy if any Basic Life Coverage Layer has been in effect for less than 15 Policy Years	$0.03–$49.72 per $1,000 of Basic Face Amount
Charge for a representative Insured

Charge is $23.51 per $1,000 of Basic Face Amount at end of Policy Year 1 for a male standard non-smoker who is Age 45 at Policy issue, and the Policy is issued with Guideline Premium Test and Death Benefit Option A

ADMINISTRATIVE AND UNDERWRITING SERVICE FEES
Withdrawal charge[2]	Upon partial withdrawal of Accumulated Value	$25 per withdrawal
Transfer fees[2]	Upon transfer of Accumulated Value between Investment Options	$25 per transfer in excess of 12 per Policy Year
Illustration request[2]	Upon request of Policy illustration in excess of 1 per year	$25
Annual Renewable Term Rider Unscheduled Face Amount increase[2]	Upon effective date of requested Face Amount increase	$100
Increasing an optional Rider[2]	Upon approval of specific request	$100
SVER Term Insurance Rider-Corporate[2]
Administrative charge for increase in Face Amount	At increase	$100

1 The surrender charge is based on the Age and Risk Class of the Insured, as well as the Death Benefit Option you choose. The surrender charge reduces to $0 after 15 years from the effective date of each Coverage Layer. The surrender charge shown in the table may not be typical of the surrender charge you will pay. Ask your life insurance producer for information on this charge for your Policy. The surrender charge for your Policy will be stated in the Policy Specifications.

2 We currently do not impose this charge.

Table 2 describes the fees and expenses that you will pay periodically during the time you own the Policy, not including portfolio fees and expenses. The charges include those for individuals in a nonstandard risk category, if applicable.

TABLE 2 – Periodic Charges Other Than Fund Operating Expenses
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Cost of Insurance[1,2]
Minimum and Maximum guaranteed charge	Monthly Payment Date	$0.01–$83.34 per $1,000 of Net Amount At Risk
Minimum and Maximum current charge		$0.01–$83.34 per $1,000 of Net Amount At Risk
Charge for a representative Insured

Maximum guaranteed charge during Policy Year 1 is $0.22 per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 45 at Policy issue[3]

Current charge during Policy Year 1 is $0.04 per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 45 at Policy Issue[3]

Administrative charge[1]
Maximum guaranteed and current charge	Monthly Payment Date	$10.00
Asset charge
Maximum guaranteed and current charge	Monthly Payment Date	Maximum guaranteed charge is 0.36% annually (0.03% monthly) of unloaned Accumulated Value Current charge is 0.20% annually (0.0167% monthly) of unloaned Accumulated Value
Coverage charge[1,4,10]
Minimum and Maximum guaranteed charge	Monthly Payment Date, beginning on effective date of each Basic Life Coverage Layer	$29.00–$40.00 per Policy[9] plus $0.09–$11.39 per $1,000 of Basic Life Coverage Layer
Minimum and Maximum current charges		$0–$40.00 per Policy[9] plus $0.00–$3.81 per $1,000 of Basic Life Coverage Layer
Charge for a representative Insured

Maximum guaranteed charge during Policy Year 1 is $40.00 per Policy[9] plus $0.55 per $1,000 of Basic Life Coverage Layer for a male standard non-smoker who is Age 45 at Policy issue, with Death Benefit Option A3.

Current charge during Policy Year 1 is $40.00 per Policy[9] plus $0.49 per $1,000 of Basic Life Coverage Layer for a male standard non-smoker who is Age 45 at Policy issue, with Death Benefit Option A3

Loan interest charge
Maximum guaranteed and current charge	Policy Anniversary	2.25% of Policy’s Loan Account balance annually[5]
OPTIONAL RIDERS AND BENEFITS[6]
RIDERS PROVIDING FACE AMOUNT COVERAGE ON THE INSURED:
Annual Renewable Term Rider
Cost of Insurance[1,2]
Minimum and Maximum guaranteed charge	Monthly Payment Date	$0.01–$83.34 per $1,000 of Net Amount At Risk
Minimum and Maximum current charges		$0.01–$83.34 per $1,000 of Net Amount At Risk
Charge for a representative Insured		Maximum guaranteed charge during Policy Year 1 is $0.22 per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 45 at Policy issue[3]
Current charge during Policy Year 1 is $0.04 per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 45 at Policy issue[3]
Coverage charge[1,4,10]
Minimum and Maximum guaranteed charge Minimum and Maximum current charges	Monthly Payment Date	$0.10–$11.96 per $1,000 of Rider Coverage Layer

TABLE 2 – Periodic Charges Other Than Fund Operating Expenses
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
$0.00–$1.23 per $1,000 of Rider Coverage Layer
Charge for a representative Insured

Maximum guaranteed charge during Policy Year 1 is $0.58 per $1,000 of Rider Coverage Layer for a male standard non-smoker who is Age 45 at Policy issue with Death Benefit Option A3

Current charge during Policy Year 1 is $0.17 per $1,000 of Rider Coverage Layer for a male standard non-smoker who is Age 45 at Policy issue with Death Benefit Option A3

Flexible Duration No-Lapse Guarantee Rider
No-Lapse Monthly Charge Deduction
Minimum and Maximum guaranteed charge Minimum and Maximum current charge	Monthly Payment Date	$0.00–$0.15 per $1,000 of Net Amount of Risk $0.00–$0.15 per $1,000 of Net Amount of Risk
Charge for a representative Insured		Maximum guaranteed and current charge is $0.05 per $1,000 of Net Amount At Risk at the end of Policy Year 1 for a male standard non-smoker who is Age 45 at Policy issue[3]
Scheduled Annual Renewable Term Rider
Cost of Insurance[1,2]
Minimum and Maximum guaranteed charge Minimum and Maximum current charge	Monthly Payment Date	$0.01–$83.34 per $1,000 of Net Amount At Risk $0.01–$83.34 per $1,000 of Net Amount At Risk
Charge for a representative Insured		Maximum guaranteed charge during Policy Year 1 is $0.22 per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 45 at Policy issue[3]
Current charge during Policy Year 1 is $0.04 per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 45 at Policy issue[3]
Coverage charge[1,4] Minimum and Maximum guaranteed charge Minimum and Maximum current charges		$0.10–$11.96 per $1,000 of Rider Coverage Layer The current Coverage charge for this Rider is $0.00
Charge for a representative Insured		Maximum guaranteed charge during Policy Year 1 is $0.58 per $1,000 of Rider Coverage Layer for a male standard non-smoker who is Age 45 at Policy issue with Death Benefit Option A3
SVER Term Insurance Rider-Corporate
Rider Coverage charge[1,4,10]
Minimum and Maximum guaranteed charge	Monthly Payment Date	$0.00–$11.39 per $1,000 of Rider Coverage Layer
Minimum and Maximum current charges		$0.00–$2.52 per $1,000 of Rider Coverage Layer
Charge for a representative Insured

Maximum guaranteed charge and current charge during Policy Year 1 is $0.00 per $1,000 of Rider Coverage Layer for a male standard non-smoker who is Age 45 at Policy issue with Death Benefit Option A3,7

Cost of Insurance[1,2]
Minimum and Maximum guaranteed charge	Monthly Payment Date	$0.01–$83.34 per $1,000 of Net Amount At Risk
Minimum and Maximum current charges		$0.01–$83.34 per $1,000 of Net Amount At Risk
Charge for a representative Insured		Maximum guaranteed charge during Policy Year 1 is $0.22 per $1,000 of Net Amount At Risk for a male standard non-smoker

TABLE 2 – Periodic Charges Other Than Fund Operating Expenses
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
who is Age 45 at Policy issue[3]
Current charge during Policy Year 1 is $0.04 per $1,000 of Net Amount At Risk for a male standard non-smoker who is Age 45 at Policy Issue[3]
Termination Credit Charge
Minimum and Maximum guaranteed charge	Monthly Payment Date	$0.01–$0.11 per $1,000 of Face Amount
Minimum and Maximum current charge		$0.01–$0.11 per $1,000 of Face Amount
Charge for a representative Insured		Maximum guaranteed and current charge during Policy Year 1 is $0.03 per $1,000 of Face Amount for a male standard non-smoker who is Age 45 at Policy issue[3]
RIDERS THAT PROVIDE ADDITIONAL CASH VALUE PROTECTION:
Overloan Protection 3 Rider
Minimum and Maximum guaranteed charge	At exercise of benefit	1.12%–4.52% of Accumulated Value on date of exercise[8]
Charge for a representative Insured		Maximum guaranteed charge for a male standard non-smoker who exercises the Rider at Age 85 is 2.97% of Accumulated Value on date of exercise[3]
Short-Term No-Lapse Guarantee Rider
Minimum and Maximum guaranteed charge	Not applicable	$0.00
RIDERS THAT PROVIDE ADDITIONAL BENEFITS:
Annual Renewable Term Rider–Additional Insured
Minimum and Maximum guaranteed charge	Monthly Payment Date	$0.01–$83.34 per $1,000 of Rider Face Amount
Minimum and Maximum current charge		$0.01–$83.34 per $1,000 of Rider Face Amount
Charge for a representative Insured		Maximum guaranteed charge during Policy Year 1 is $0.12 per $1,000 of Rider Face Amount for a female standard non-smoker who is Age 45 at Policy issue[3]
Current charge during Policy Year 1 is $0.03 per $1,000 of Rider Face Amount for a female standard non-smoker who is Age 45 at Policy issue[3]
Benefit Distribution Rider
There is no current or guaranteed charge on this Rider.	Not applicable	There is no charge deducted - the guaranteed maximum charge is $0
Conversion Rider
There is no current or guaranteed charge on this Rider	Not applicable	There is no charge deducted - the guaranteed maximum charge is $0

TABLE 2 – Periodic Charges Other Than Fund Operating Expenses
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Premier LTC Rider
Minimum and Maximum guaranteed charge	Monthly Payment Date	$0.02–$1.87 per $1,000 of LTC Net Amount at Risk
Minimum and Maximum current charge		$0.01–$1.15 per $1,000 of LTC Net Amount at Risk
Charge for a representative Insured

Maximum guaranteed charge is $0.20 per $1,000 of LTC NAR for a male, who is Age 45 at Policy Issue3

Current charge is $0.06 per $1,000 of LTC NAR for a married male, who is Age 45 at Policy Issue with a 2.0% benefit[3]

Premier Living Benefits Rider 2
Minimum and Maximum guaranteed charge (Not available for Policy’s issued in California; Not available for Policy’s issued with the Terminal Illness Rider)	At Rider exercise

There is no additional charge for this Rider. However, upon receiving a benefit payment there will be a reduction in Death Benefit and Policy values. See POLICY BENEFITS–Optional Riders and Benefits–Premier Living Benefits Rider 2

Premier Living Benefits Rider
Minimum and Maximum guaranteed charge (Only available for Policy’s issued in California)	At Rider exercise

There is no additional charge for this Rider. However, upon receiving a benefit payment there will be a reduction in Death Benefit and Policy values. See POLICY BENEFITS–Optional Riders and Benefits–Premier Living Benefits Rider

Terminal Illness Rider
Minimum and Maximum guaranteed charge (Not available for Policy’s issued with the Premier Living Benefits Rider 2)	At Rider exercise

There is no additional charge for this Rider. However, upon receiving a benefit payment there will be a reduction in Death Benefit and Policy values. See POLICY BENEFITS–Optional Riders and Benefits–Terminal Illness Rider

1 This charge is reduced to zero on and after your Policy’s Monthly Deduction End Date.

2 Cost of insurance rates apply uniformly to all members of the same Class. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Policy Specifications will indicate the guaranteed cost of insurance charge applicable to your Policy, and more detailed information concerning your cost of insurance charges is available on request from your life insurance producer or us. Also, before you purchase the Policy, you may request personalized illustrations of your future benefits under the Policy based upon the Insured’s Risk Class, the Death Benefit Option, Face Amount, planned premiums, and any Riders requested. Cost of insurance rates for your Policy will be stated in the Policy Specifications and calculated using the Net Amount At Risk.

3 Charges shown for the representative insured may not be typical of the charges you will pay.

4 The Coverage charge rate is based on the Age, sex, and Risk Class of the Insured on the Policy Date or date Rider is effective. It also varies with the Death Benefit Option you choose. Each Coverage Layer will have a corresponding Coverage charge related to the amount of the increase, based on the Age and Risk Class of the Insured at the time of the increase. Ask your life insurance producer for information regarding this charge for your Policy. The Coverage charge for your Policy will be stated in the Policy Specifications.

5 In addition to the loan interest charge, the Loan Account Value that is used to secure Policy Debt will be credited interest at a minimum of 2.00%. Interest on the Loan Account and Policy Debt accrues daily. On each Policy Anniversary, we transfer the excess of the Policy Debt over Loan Account Value from the Investment Options to the Loan Account. If the Loan Account Value is greater than Policy Debt, then such excess is transferred from the Loan Account to the Investment Options.

6 Riders are briefly described under THE DEATH BENEFIT – Optional Riders and Benefits. Rider charges are based on the Age and Risk Class of the person insured under the Rider on the effective date of the Rider. Ask your life insurance producer for information on optional Rider charges for your Policy. The charges for any optional benefit Riders you add to your Policy will be stated in the Policy Specifications.

7 The SVER Term Insurance Rider – Corporate maximum guaranteed and current Coverage charge for this sample Policy is $0/ month per $1,000 of Coverage Layer in Policy Year 1. After Policy Year 1, the maximum guaranteed Coverage charge for the sample policy is $1.46/month per $1,000 of Rider Coverage Layer. After Policy Year 1, the maximum current Coverage charge for the sample policy is $0.74/month per $1,000 of Rider Coverage Layer.

8 The charge to exercise the Overloan Protection 3 Rider is shown as a table in your Policy Specifications. The charge varies by the Insured’s sex, Risk Class and Age at the time the Rider is exercised. For more information on this Rider, see WITHDRAWALS, SURRENDERS AND LOANS – Overloan Protection 3 Rider.

9 This charge applies to the initial Basic Life Coverage Layer only.

10 A decrease in Face Amount will not decrease its Coverage charge because the Coverage charge is based on the Coverage Layer at issue and the charge is used to recover the expense of issuing the insurance coverage.

Total annual Fund operating expenses

This table shows the minimum and maximum total annual operating expenses paid by the portfolios that you pay indirectly during the time you own the Policy. This table shows the range (minimum and maximum) of fees and expenses (including management fees, shareholder servicing or distribution (12b-1) fees, and other expenses) charged by any of the portfolios, expressed as an annual percentage of average daily net assets. The amounts are based on expenses paid in the year ended December 31, 2018, adjusted to reflect anticipated changes in fees and expenses, or, for new portfolios, are based on estimates for the current fiscal year.

Each Variable Account of the Separate Account purchases shares of the corresponding Fund portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy, and they may vary from year to year. These fees and expenses are described in each Fund’s prospectus.

	Minimum	Maximum
Range of total annual portfolio operating expenses before any waivers or expense reimbursements	0.08%	1.36%
	Minimum	Maximum
Range of total annual portfolio operating expenses after waivers or expense reimbursements	0.08%	1.36%

To help limit Fund expenses, Fund advisers have contractually agreed to reduce investment advisory fees or otherwise reimburse certain portfolios of their respective Funds which may reduce the portfolio’s expenses. The range of expenses in the first row above does not include the effect of any waiver and/or expense reimbursement arrangement. The range of expenses in the second row includes the effect of waiver and/or expense reimbursement arrangements that will remain in effect. There can be no assurance that Fund expense waivers or reimbursements will be extended beyond their current terms as outlined in each Fund prospectus, and they may not cover certain expenses such as extraordinary expenses. See each Fund’s prospectus for complete information regarding operating expenses of that Fund and any waivers in effect for each particular Fund.

Some Investment Options available to you are “fund of funds”. A fund of funds portfolio is a fund that invests in other funds in addition to other investments that the portfolio may make. Some funds of funds may have fees higher than other available Investment Options. The fees for the funds of funds Investment Options available under your Policy are in the range of total portfolio operating expenses disclosed above. For more information on these portfolios, please see the prospectuses for the Funds.

TERMS USED IN THIS PROSPECTUS

In this prospectus, you or your mean the policyholder or Owner. Pacific Life, we, us or our refer to Pacific Life Insurance Company. Fund, or, collectively, the Funds, refer to one of the funds providing underlying portfolios for the Variable Investment Options offered under the Policy. Policy means a Pacific Select VUL 2 variable life insurance policy, unless we state otherwise.

We have tried to make this prospectus easy to read and understand, but you may find some words and terms that are new to you. We have identified some of these below.

If you have any questions, please ask your life insurance producer or call us at (800) 347-7787.

1 – Year High Par Indexed Account – an account that is part of our General Account. We credit interest on the indexed account, in part, based on any positive change in an Index. This account offers a guaranteed participation rate of 140%, a 2% guaranteed minimum growth cap, and a 1% guaranteed interest rate. This account is called “1 Year Indexed Account 3” in your Policy.

1 – Year Indexed Account – an account that is part of our General Account. We credit interest on the indexed account, in part, based on any positive change in an Index. This account offers a guaranteed participation rate of 100%, a 3% guaranteed minimum growth cap, and a 1% guaranteed interest rate. This account is called “1 Year Indexed Account” in your Policy.

1 – Year No Cap Indexed Account – an account that is part of our General Account. We credit interest on the indexed account, in part, based on any positive change in an Index. This account offers a guaranteed participation rate of 100%, has no growth cap but is subject to a threshold rate that reduces the index growth rate added, and a 1% guaranteed interest rate. This account is called “1-Year Indexed Account 4” in your Policy.

(See INDEXED FIXED OPTIONS in this prospectus for a summary table of the differences between the various Indexed Accounts.)

Accounts – consist of the Fixed Accounts, the Variable Accounts, the Indexed Accounts, and the Loan Account, each of which may be referred to as an Account.

Account Additions – will increase the Fixed Account Value, Variable Account Value, and/or the Indexed Account Value based on your allocation instructions.

Account Deductions – treated as a proportionate deduction from the Fixed and Variable Account Value until each have been reduced to zero. Any remaining deductions will be deducted proportionately from each Segment Value across all segments in the Indexed Accounts. In lieu of the above, we make available other ways to make deductions from the Fixed Options, Variable Investment Options, or Indexed Accounts. Call us for any available deduction options.

Accumulated Value – the total amount of your Policy’s Variable Account Value, Fixed Account Value, Indexed Account Value and the Loan Account Value, on any Business Day.

Additional Credit – At our discretion, on a non-guaranteed basis, we may credit the Accumulated Value with an additional amount. The additional amount, if any, will be credited no less frequently than annually as an Account Addition. Once credited, the additional amount is nonforfeitable except indirectly due to any Surrender Charge.

Age – the Insured’s age on his/her birthday nearest the Policy Date. We add one year to this Age on each Policy Anniversary.

Basic Face Amount – is the sum of the Face Amounts of all Basic Life Coverage Layers on the Insured. The Face Amount of the initial Basic Life Coverage is shown in the Policy Specifications.

Basic Life Coverage – is insurance Coverage on the Insured provided by this Policy as shown in the Policy Specifications and any related Supplemental Schedule of Coverage. Certain Riders may provide life insurance Coverage, but such amounts are not included in the Basic Life Coverage.

Basic Life Coverage Layer – is a layer of insurance coverage on the Insured. There may be one or more Basic Life Coverage Layers created at issue. In addition, each increase in Basic Face Amount will create a new Basic Life Coverage Layer. Each Basic Life Coverage Layer has its own Face Amount, Risk Class, Coverage Layer Date, and set of charges. Initial amounts will be shown in the Policy Specifications and any additional coverage layers added after issue will be show in the Supplemental Schedule of Coverage.

Beneficiary – the person, people, entity or entities you name to receive the Death Benefit Proceeds.

Business Day – any day that the New York Stock Exchange and our Life Insurance Division are open. It usually ends at 4:00 p.m. Eastern time. A Business Day is called a valuation day in your Policy.

Cash Surrender Value – the Policy’s Accumulated Value less any surrender charge.

Cash Value Accumulation Test – one of two Death Benefit Qualification Tests available under the Policy, and defined in Section 7702(b) of the Tax Code.

Class – is used in determining Policy charges, interest credited, features of the Indexed Accounts, and depends on a number of factors, including but not limited to the Death Benefit, Basic Face Amount and Face Amount, Coverage Layer, Policy Date, Policy duration, premiums paid, source of premium, Policy ownership structure, underwriting type, the Age and Risk Class of the Insured(s), requested or scheduled additions or increases of Coverage Layers, and the presence of optional Riders and benefits.

Closing Value – the value of the Index as of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time. If no closing value is published for a given day, we will use the closing value for the next day for which closing value is published.

Code or Tax Code – is the U.S. Internal Revenue Code of 1986, as amended.

Coverage – insurance coverage on the Insured as provided by the Policy or other attached Riders.

Coverage Layer – is insurance coverage on the Insured provided by this Policy or insurance Coverage on the Insured under an optional Rider. Generally, increases in the Basic Face Amount under the Policy or additional life insurance coverage added by a Rider are referred to as a “Coverage Layer”.

Coverage Layer Date – is the effective date of a particular Coverage Layer and is the date used to determine Coverage Layer months, years and anniversaries. The Coverage Layer Date for the initial Coverage Layer is the Policy Date as shown in the Policy Specifications.

Minimum Segment Guaranteed Interest Rate – the minimum annual rate that is added to each Index Segment on a monthly basis (annual rate divided by 12).

Cutoff Date – 4:00 p.m. Eastern time, two Business Days before the Segment Start Date.

Death Benefit – the amount which is payable on the date of the Insured's death.

Death Benefit Proceeds – the amount which is payable to the Beneficiary on the date of the Insured's death, adjusted as provided in the Policy.

Death Benefit Qualification Test – either the Cash Value Accumulation Test or the Guideline Premium Test. This test determines what the lowest Minimum Death Benefit should be in relation to a Policy’s Accumulated Value. Each test available under the Policy is defined in Section 7702 of the Tax Code.

Designated Amount – the amount you instruct us to allocate to an Indexed Fixed Option. We will only transfer the Designated Amount (or such lesser amount if Policy charges have been deducted, or if you have taken a withdrawal or loan) to an Indexed Fixed Option on a Segment Start Date. Any interest earned on the Designated Amount while it is allocated to the Fixed Account will not be transferred to an Indexed Fixed Option on a Segment Start Date.

Evidence of Insurability – is information, including medical information, satisfactory to us that is used to determine insurability and the Insured’s Risk Class, subject to our approval and issue limits.

Face Amount – the amount of insurance Coverage on the Insured provided by the Policy Coverage or Rider Coverage, as shown in the Policy Specifications and any related Supplemental Schedule of Coverage. The Face Amount is subject to increase or decrease as provided elsewhere in the Policy.

Fixed Account – an account that is part of our General Account to which all or a portion of Net Premium payments may be allocated for accumulation at a fixed rate of interest declared by us. This account earns a lower declared interest rate and has more flexible allocation rules than the Fixed LT Account.

Fixed Account Value – the total amount of your Policy’s value allocated to the Fixed Accounts.

Fixed LT Account – an account that is part of our General Account to which all or a portion of Net Premium payments may be allocated for accumulation at a fixed rate of interest declared by us. This account earns a higher declared interest rate but has stricter allocation rules than the Fixed Account.

Fixed Options – Investment Options that are part of our General Account and that consist of one or more Fixed Accounts available under this Policy. The Fixed Accounts available as of the Policy Date are the Fixed Account and the Fixed LT Account. Net Premiums and Accumulated Value under the Policy may be allocated to one or more Fixed Accounts.

Free Look Right – your right to cancel (or refuse) your Policy and return it for a refund.

Free Look Transfer Date – the day we transfer Accumulated Value from the Fidelity® VIP Government Money Market Variable Account to the Investment Options you chose.

Fund –AIM Variable Insurance Funds (Invesco Variable Insurance Funds), American Century Variable Portfolios, Inc., American Funds Insurance Series, BlackRock Variable Series Funds, Inc., DFA Investment Dimensions Group Inc., Fidelity® Variable Insurance Products Funds, Franklin Templeton Variable Insurance Products Trust, Janus Aspen Series, Lazard Retirement Series, Inc.,

Legg Mason Partners Variable Equity Trust, Lord Abbett Series Fund, Inc., MFS Variable Insurance Trust, M Fund, Inc., Neuberger Berman Advisers Management Trust, Pacific Select Fund, PIMCO Variable Insurance Trust, T. Rowe Price Equity Series, Inc., VanEck VIP Trust, The Vanguard Group, Inc.

General Account – includes all of our assets, except for those held in the Separate Account, or any of our other separate accounts.

Grace Period – a 61-day period, beginning on the date we send you, and anyone to whom you have assigned your Policy, notice that your Policy’s Accumulated Value less Policy Debt is insufficient to pay the total monthly charge. The Grace Period gives you 61 days in which to pay sufficient premium to keep your Policy In Force and prevent your Policy from lapsing.

Growth Cap – the maximum total interest rate for a Segment over the Segment Term, as described in the Indexed Fixed Options, including both Minimum Segment Guaranteed Interest Rate and the Segment Indexed Interest Rate.

Guideline Premium Limit – the maximum amount of premium or premiums that can be paid for any given Face Amount in order to qualify the Policy as life insurance for tax purposes as specified in the Guideline Premium Test.

Guideline Premium Test – one of two Death Benefit Qualification Tests available under the Policy, and defined in Section 7702(a)(2) of the Tax Code.

Illustration – a display of Policy benefits based upon the assumed Age and Risk Class of an Insured, Face Amount of the Policy, Death Benefit, premium payments, and historical or hypothetical gross rate(s) of return.

Index – The Standard & Poor’s 500® Composite Stock Price Index, excluding dividends (“S&P 500®”).

Index Growth Rate – a rate that represents the change in value (up or down) of an Index over a certain period. We use this rate to help determine what amount may be credited as interest to an Indexed Account.

Numerically, the Index Growth Rate is (b ÷ a) – 1, where:

a = the Closing Value of the Index as of the day before the beginning of the Segment Term; and

b = the Closing Value of the Index as of the day before the end of the Segment Term.

Index Threshold Rate – a rate subtracted from the Index Growth Rate and is used to determine the Segment Indexed Interest Rate. The Index Threshold Rate is guaranteed not to exceed 20%.

Indexed Account – an account that is part of our General Account. We credit interest, in part, on any positive change in an index. Currently, there are three Indexed Accounts – the 1-Year Indexed Account, the 1-Year High Par Indexed Account, and the 1-Year No Cap Indexed Account.

Indexed Account Value – the total amount of your Policy’s Accumulated Value allocated to the Indexed Accounts. The Indexed Account Value will not include Segment Indexed Interest for any Segments that have not reached Segment Maturity.

Indexed Fixed Option Value – the sum of the Segment Values for all Segments in the Indexed Fixed Options.

Indexed Fixed Options – Investment Options that are part of our General Account and that consist of one or more Indexed Accounts available under this Policy. The Indexed Accounts available as of the Policy Date are the 1-Year Indexed Account, 1-Year High Par Indexed Account, and 1-Year No Cap Indexed Account.

In Force – means a Policy is in effect and provides a Death Benefit on the Insured.

In Proper Form – is when we will process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. In Proper Form may require, among other things, a notarized signature or some other proof of authenticity. We do not generally require such proof, but we may ask for proof if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and us. Call us or contact your life insurance producer if you have questions about the proper form required for a request.

Insured – the person on whose life the Policy is issued.

Investment Option – consist of the Variable Options, any available Fixed Options, any available Indexed Fixed Options, or any additional investment options that may be added.

Loan Account – an account which holds amounts transferred from the Investment Options as collateral for Policy loans.

Loan Account Value – the total amount of your Policy’s Accumulated Value allocated to the Loan Account.

Lockout Period – a 12-month period of time during which you may not make any transfers into the Indexed Fixed Options. A Lockout Period begins any time a deduction is taken from the Indexed Fixed Options as a result of a loan or withdrawal that is not part of a Systematic Distribution Program.

Minimum Death Benefit – is based on the Death Benefit Qualification Test for the Policy and at any time will be no less than the minimum amount we determine to be required for this Policy to qualify as life insurance under the Code. The Minimum Death Benefit is equal to the Minimum Death Benefit Percentage multiplied by the cash surrender value as determined under applicable tax law.

Minimum Death Benefit Percentage – is a factor used to determine the Minimum Death Benefit. This factor will depend on the Death Benefit Qualification Test that you have chosen. The Minimum Death Benefit Percentages as of the Policy Date are shown in the Policy Specifications.

Modified Endowment Contract – a type of life insurance policy as described in Section 7702A of the Tax Code, which receives less favorable tax treatment on distributions of cash value than conventional life insurance policies. Classification of a Policy as a Modified Endowment Contract is generally dependent on the amount of premium paid during the first seven Policy Years, or after a material change has been made to the Policy.

Monthly Deduction – an amount that is deducted monthly from your Policy’s Accumulated Value on the Monthly Payment Date until the Monthly Deduction End Date. See YOUR POLICY’S ACCUMULATED VALUE – Monthly Deductions in this Prospectus for more information.

Monthly Deduction End Date – is the date when Monthly Deductions end as shown in the Policy Specifications.

Monthly Payment Date – the day we deduct monthly charges from your Policy’s Accumulated Value. The first Monthly Payment Date is your Policy Date, and it is the same day each month thereafter.

Net Accumulated Value – the Accumulated Value less any Policy Debt.

Net Amount At Risk – the difference between the Death Benefit payable if the Insured died and the Accumulated Value of your Policy. We use a Net Amount At Risk to calculate the Cost of Insurance Charge. For Cost of Insurance Charge purposes, the Net Amount At Risk is equal to the Death Benefit as of the most recent Monthly Payment Date divided by 1.0016516, reduced by the Accumulated Value of your Policy.

Net Cash Surrender Value – the Cash Surrender Value less any Policy Debt.

Net Premium – premium paid less any premium load deducted.

Owner – the person named on the application who makes the decisions about the Policy and its benefits while it is In Force. Two or more Owners are called Joint Owners.

Participation Rate – the percentage of the Index Growth Rate used to calculate the Segment Indexed Interest Rate.

Policy Anniversary – the same day as your Policy Date every year after we issue your Policy.

Policy Date – the date used to determine the Monthly Payment Date, Policy months, Policy Years, and Policy monthly, quarterly, semi-annual and annual anniversaries.

Policy Debt – the amount in the Loan Account, plus any accrued loan interest charge.

Policy Specifications – summarize information specific to your Policy at the time the Policy is issued. We will send you updated Policy Specification pages or supplemental schedules if you change your Policy’s Face Amount or any of the Policy’s other benefits.

Policy Year – starts on your Policy Date and each Policy Anniversary, and ends on the day before the next Policy Anniversary.

Riders – provide extra benefits, some at additional cost. Any optional Rider which offers additional life insurance Coverage on the Insured will have an initial Face Amount and any increase is also referred to as a “Coverage Layer”.

Risk Class – is determined during the underwriting process and is used to determine certain Policy charges.

Segment – a portion of your Accumulated Value in an Indexed Fixed Option. We create a Segment when Accumulated Value is transferred from the Fixed Account to an Indexed Fixed Option.

Segment Guaranteed Interest – the interest we credit daily to each Segment in the 1-Year Indexed Account, 1-Year High Par Indexed Account, and 1-Year No Cap Indexed Account from the Segment Start Date to the Segment Maturity at an annual rate equal to 1% for the Indexed Fixed Options.

Segment Indexed Interest – additional interest may be credited to the Segment at the end of the Segment Term based on the performance of the Index.

Segment Indexed Interest Rate – this is the rate that will be applied to a Segment at the end of a certain period after adjustment for any Participation Rate, any Growth Cap limits, or any reduction by a Threshold Rate. The specific calculation for each Indexed Account is described below.

The Segment Indexed Interest Rate for the 1-Year Indexed Account and the 1-Year High Par Indexed Account reflects any growth in the Index, multiplied by the Participation Rate, subject to the Growth Cap, that exceeds the Minimum Segment Guaranteed Interest Rate. It is equal to [the lesser of (a × b) and c] - d, but not less than zero where:

a = Index Growth Rate

b = Participation Rate

c = Growth Cap

d = Minimum Segment Guaranteed Interest Rate

The Segment Indexed Interest Rate for the 1-Year No Cap Indexed Account reflects any growth in the Index less the Index Threshold Rate multiplied by the Participation Rate that exceeds the Minimum Segment Guaranteed Interest Rate. It is equal to [(a-b) x c] - d, but not less than zero where:

a = Index Growth Rate

b = Index Threshold Rate

c = Participation Rate

d = Minimum Segment Guaranteed Interest Rate

Segment Maturity – the end of the Segment Term and the date we calculate any Segment Indexed Interest and credit it to the Segment.

Segment Maturity Value – the value of the Segment at Segment Maturity, including any Segment Indexed Interest.

Segment Start Dates – the dates on which transfers into the Indexed Fixed Options may occur, generally the 15th of each month as shown in your Policy Specifications. We use a Segment Start Date to determine Segment months and Segment years.

Segment Term – a one-year period beginning on the Segment Start Date and ending on the Segment Maturity date.

Segment Value – the amount transferred to an Indexed Fixed Option from the Fixed Account on the Segment Start Date. After the Segment Start Date, the Segment Value equals a + b - c + d where:

a = the Segment Value as of the previous day;

b = the Segment Guaranteed Interest since the previous day;

c = any Segment Deductions since the previous day; and

d = any Segment Indexed Interest credited only at Segment Maturity.

Separate Account – the Pacific Select Exec Separate Account, a separate account of ours registered as a unit investment trust under the Investment Company Act of 1940.

Supplemental Schedule of Coverage – is the written notice we will provide you reflecting certain changes made to your Policy after the Policy Date.

Surrender Charge – a charge that may apply and reduce the Policy’s Accumulated Value if you surrender your Policy.

Systematic Distribution Program – a program of periodic distribution that we designate, which includes periodic distribution of the Policy’s Accumulated Value through Policy loans and withdrawals while the Insured is alive and the Policy is In Force.

Total Face Amount – the sum of all Basic Face Amounts and the Face Amounts of any Riders providing life insurance coverage on the Insured, unless specifically excluded. The Total Face Amount is used in determining the Death Benefit under this Policy and the initial Total Face Amount is shown on the cover of your Policy or subsequent Supplemental Schedule of Coverage.

Total Interest Credited – the sum of Segment Indexed Interest plus Segment Guaranteed Interest that we credit to a Segment within the Indexed Fixed Options.

Variable Account – a subaccount of the Separate Account which invests in shares of a corresponding portfolio of an underlying Fund.

Variable Account Value – the total amount of your Policy’s Accumulated Value allocated to the Variable Accounts.

Variable Investment Option (“Variable Option”) – a Variable Account available under this Policy that is part of the Separate Account.

When the Policy is In Force – This Policy is In Force as of the Policy Date, subject to your acceptance of the delivered Policy and payment of the initial premium.

Written Request – your signed request in writing, which may be required on a form we provide, and received by us at our Administrative Office In Proper Form, containing information we need to act on the request. Written Request includes an electronic request provided in a form acceptable to us.

POLICY BASICS

Pacific Select VUL 2 is a flexible premium variable life insurance policy that insures the life of one person and pays Death Benefit Proceeds after that person has died.

When you buy a Pacific Select VUL 2 life insurance Policy, you are entering into a contract with Pacific Life Insurance Company. Your contract with us is made up of your application, your Policy, applications to change or reinstate the Policy, any amendments, Riders or endorsements to your Policy, and Policy Specifications.

Issuing the Policy

Your life insurance producer will assist you in completing your application for the Policy. Your life insurance producer’s broker-dealer firm has up to 7 business days to review the application before it is sent to us. When we approve your application, we will issue your Policy. If your application does not meet our underwriting and administrative requirements, we can reject it or ask you for more information. Your Policy will be sent to your life insurance producer for delivery to you. You will be asked to sign a policy delivery receipt. For Policy delivery status, check with your life insurance producer.

Our obligations to you under the Policy begin When the Policy is In Force.

If there are any outstanding contractual or administrative requirements that prevent your Policy from being placed In Force, your life insurance producer will review them with you no later than when the Policy is delivered. See HOW PREMIUMS WORK – Your Initial Premium for more information.

Your Policy will be In Force until one of the following happens:

• the Insured dies,

• the Grace Period expires and your Policy lapses, or

• you surrender your Policy.

If your Policy is not In Force when the Insured dies, we are not obligated to pay the Death Benefit Proceeds to your Beneficiary.

Owners, the Insured, and Beneficiaries

Owners

You can own a Policy by yourself or with someone else. You need the signatures of all Owners for all Policy transactions.

If one of the Joint Owners dies, the surviving Owner will hold all rights under the Policy. If the Owner or the last Joint Owner dies, his or her estate will own the Policy unless you have given us other instructions.

You can change the Owner of your Policy by completing a Change of Owner Form. Please contact us or your life insurance producer for a Change of Owner Form. Once we receive and record your request, the change will be effective as of the day you signed the Change of Owner Form. You should consult your life insurance producer or legal counsel about designating ownership interests.

The Insured

This Policy insures the life of one person who is Age 90 or younger at the time you apply for your Policy, and who has given us satisfactory evidence of insurability. The Policy pays Death Benefit Proceeds after the Insured has died.

The Insured is assigned an underwriting or insurance Risk Class which we use to calculate cost of insurance and other charges. Most insurance companies use similar risk classification criteria. We normally use the medical or paramedical underwriting method to assign underwriting or insurance Risk Classes, which may require a medical examination. We may, however, use other forms of underwriting if we think it is appropriate.

When we use a person’s Age in Policy calculations, we generally use his or her Age as of the nearest Policy Date, and we add one year to this Age on each Policy Anniversary. For example, when we talk about someone “reaching Age 100”, we are referring to the Policy Anniversary closest to that person’s 100th birthday, not to the day when he or she actually turns 100.

Beneficiaries

Here are some things you need to know about naming Beneficiaries:

• You can name one or more primary Beneficiaries who each receive an equal share of the Death Benefit Proceeds unless you tell us otherwise. If one Beneficiary dies, his or her share will pass to the surviving primary Beneficiaries in proportion to the share of the Death Benefit Proceeds they’re entitled to receive, unless you tell us otherwise.

• You can also name a contingent Beneficiary for each primary Beneficiary you name. The contingent Beneficiary will receive the Death Benefit Proceeds if the primary Beneficiary dies.

• You can choose to make your Beneficiary permanent (sometimes called irrevocable). You cannot change a permanent Beneficiary’s rights under the Policy without his or her permission.

If no Beneficiary is living when the Death Benefit Proceeds are payable, you, as the Policy Owner, will receive the Death Benefit Proceeds. If you are no longer living, the Death Benefit Proceeds will go to your estate.

You can change your Beneficiary at any time while the Insured is alive, and while the Policy is In Force. If you would like to change your Policy’s Beneficiary, please contact us or your life insurance producer for a Change of Beneficiary Form. Once we receive and record your request, the change will be effective as of the day you signed the Change of Beneficiary Form.

Policy Date

Your Policy Date

This is usually the later of the day we approve your Policy application or when we receive all administrative requirements needed to issue the Policy. It is also the beginning of your first Policy Year. Your Policy’s monthly, quarterly, semi-annual and annual anniversary dates are based on your Policy Date.

The Policy Date is set so that it never falls on the 29th, 30th or 31st of any month.

You or your life insurance producer may request that multiple applications have the same Policy Date and be placed In Force on a common date. For multilife or employer sponsored cases, please contact your life insurance producer for additional details.

Backdating your Policy

You can have your Policy backdated up to 6 months, as long as we approve it.

Backdating in some cases may lower your cost of insurance rates since these rates are based on the Age of the Insured. Your first premium payment must cover the premium load and monthly charges for the period between the backdated Policy Date and the day your Policy is issued.

Re-dating your Policy

Once your Policy is issued, you may request us to re-date your Policy. This means your Policy will have a new Policy Date. Re-dating will only be allowed back to the date money is received on your Policy, and can be the earlier of:

• the date your Policy is delivered to you and you paid initial premium, or

• the date we received the initial premium, if earlier than the delivery date.

If your delivery date is the 29th, 30th or 31st of any month, the Policy will be dated the 28th of that month.

If the Policy is re-dated, no Policy charges will be deducted for any period during which Coverage was not provided under the terms of the Policy and all Policy charges will be calculated from the new Policy Date. There will be no Coverage before the new Policy Date.

It may be disadvantageous to request that the Policy be re-dated. A new Policy Date may cause an Insured’s Age for insurance purposes to change and the cost of insurance rates to increase. It will also affect events based on time elapsed since Policy Date, such as suicide and contestable clauses and surrender charge periods.

We will not re-date Policies that are issued with a temporary insurance premium. Policies with the Policy Date pre-determined under an employer or corporate sponsored plan may not be eligible to re-date.

Your Free Look Right

Your Policy provides a free look period once the Policy is delivered to you and you sign the Policy delivery receipt. During the free look period, you have the Free Look Right to cancel (or refuse) your Policy and return it with instructions to us or your life insurance producer for a refund. The amount refunded may be more or less than the premium payments you have made and the length of the free look period may vary, depending on the state where you signed your application and the type of policy you purchased.

You will find a complete description of the free look period that applies to your Policy on the Policy’s cover sheet or on a notice that accompanies it. Generally, the free look period ends 10 days after you receive your Policy, but in some states, the free look is different. See APPENDIX A: State Law Variations for a list of state variations to the free look period. Some states may also have a different free look period if you are replacing another life insurance policy. Please call us or your life insurance producer if you have questions about your Free Look Right.

We will allocate any premium payments we receive during the free look period in accordance with the requirements of the state in which your Policy was issued. In states that require us to return all premiums paid, your initial Net Premium will be allocated to the Fidelity VIP Government Money Market Variable Account and will remain there during the entire free look period. At the end of the free look period, your premiums will be allocated to the Investment Options you selected. In states that do not require us to return all premiums paid, your initial Net Premium will be applied to the Investment Options you selected.

If your Policy was issued in a state that requires us to refund your premium, the amount of the refund is the greater of premium payments received during the Free-Look Period or the Policy’s Accumulated Value, plus any Policy charges and fees deducted, less

Policy debt. If your Policy was issued in a state that does not require us to refund your premium, the amount we return to you will include:

• any charges or taxes we have deducted from your premiums;

• the Net Premiums allocated to the Fixed Options;

• the Accumulated Value allocated to the Variable Investment Options; and

• any monthly fees and charges we have deducted from your Policy’s Accumulated Value in the Variable Investment Options.

The amount of your refund may be more or less than the premium payments you have made, depending on the state in which your Policy was issued. See APPENDIX A: State Law Variations for information on which states do or do not require refund of premiums paid.

For free look rights under the Premier LTC Rider, see Policy Benefits – Optional Riders and Benefits – Premier LTC Rider – 30-Day Right to Examine in this Prospectus.

California Policies

For Policies issued in the state of California, the Policy’s free look period is 30 days from date of delivery as of the Policy effective date if:

• an individual Policyowner is Age 60 or older; or

• the Policyowner is either a Guardian, a Custodian or an Individual Trust, and the Insured is age 60 and over.

During the 30-day free look period, we will hold the Net Premiums in the Fidelity® VIP Government Money Market Variable Account. On the day following the end of the 30-day free look period, we will automatically transfer the Accumulated Value in the Fidelity® VIP Government Money Market Variable Account to the Investment Options you chose. This automatic transfer to your Investment Option allocation choices is excluded from the transfer limitations described later in this prospectus. If you exercise your Free Look Right during the 30-day free look period, we will refund the greater of premium payments received during the Free-Look period or the Policy’s Accumulated Value, plus any Policy charges and fees deducted, less any Policy Debt. You may specifically direct that, during the 30-day free look period, all Net Premiums received by us be immediately allocated to the Investment Options according to your most recent allocation instructions. You may do this:

• on your application

• in writing any time prior to the end of the 30-day free look period.

If you specifically request your Net Premiums be immediately allocated to the Investment Options, and you exercise your Free Look Right during the 30-day free look period, the amount of your refund may be more or less than the premium payments you have made. Your refund will be calculated as of the day we or your life insurance producer receive your request and the Policy. The refund will be:

• any charges or taxes we have deducted from your premiums

• the Net Premiums allocated to the Fixed Options

• the Accumulated Value allocated to the Variable Investment Options and the Indexed Fixed Options

• any monthly charges and fees we have deducted from your Policy’s Accumulated Value in the Variable Investment Options.

Timing of Payments, Forms and Requests

Effective date

Once your Policy is In Force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item In Proper Form.

You may reach our service representatives on any Business Day at (800) 347-7787 between the hours of 5 a.m. through 5 p.m. Pacific time.

Please send your forms and written requests or questions to:

Pacific Life Insurance Company
P.O. Box 2030
Omaha, NE 68103

Unless you receive premium notices via list bill, send premiums (other than initial premium) to:

Pacific Life Insurance Company
P.O. Box 100957
Pasadena, California 91189-0957

We accept faxes for variable transaction requests (transfers, allocation changes, rebalancing and loans) at: (866) 398-0467

You may also submit variable transaction requests electronically at: Transactions@pacificlife.com

Sending any application, premium payment, form, request or other correspondence to any other address will not be considered In Proper Form and will result in a processing delay.

Premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive In Proper Form on a Business Day before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, will be effective as of the end of that day, unless the transaction is scheduled to occur on another Business Day. If we receive your payment or request at or after the time of the close of the New York Stock Exchange on a Business Day, your payment or request will be effective as of the end of the next Business Day. If a scheduled transaction falls on a day that is not a Business Day, we will process it as of the end of the next Business Day.

Other forms, notices and requests are normally effective as of the next Business Day after we receive them In Proper Form, unless the transaction is scheduled to occur on another Business Day. Change of Owner and Beneficiary Forms are effective as of the day you sign the change form, once we receive them In Proper Form.

Electronic Information Consent

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, reports, annual statements, statements and immediate confirmations, tax forms, proxy solicitations, privacy notice and other notices and documentation in electronic format when available instead of receiving paper copies of these documents by U.S. mail. You may enroll in this service by accessing the Policy Owner website, My Life Insurance Account, at https://Life.MyAccount.PacificLife.com. Not all Policy documentation and notifications may be currently available in electronic format. You will continue to receive paper copies of any documents and notifications not available in electronic format by U.S. mail. In addition, you will continue to receive paper copies of annual statements if required by state or federal law. Documents will be available on our Internet website. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. You must have ready access to a computer with Internet access, an active e-mail account to receive this information electronically, and the ability to read and retain it. You may access and print all documents provided through this service.

If you plan on enrolling in this service, or are currently enrolled, please note that:

• There is no charge for electronic delivery, although your Internet provider may charge for Internet access.

• You should provide a current e-mail address and notify us promptly when your e-mail address changes.

• You should update any e-mail filters that may prevent you from receiving e-mail notifications from us.

• You may request a paper copy of the information at any time for no charge, even though you consented to electronic delivery, or if you decide to revoke your consent.

• Electronic delivery will be cancelled if e-mails are returned undeliverable.

• This consent will remain in effect until you revoke it.

If you are currently enrolled in this service, please call (800) 347-7787 if you would like to revoke your consent, wish to receive a paper copy of the information above, or need to update your e-mail address. You may opt out of electronic delivery at any time.

When we make payments and transfers

We will normally send the proceeds of withdrawals, loans, surrenders, exchanges and Death Benefit payments, and process transfer requests, within seven days after the effective date of the request In Proper Form. We may delay payments and transfers, or the calculation of payments and transfers based on the value in the Variable Investment Options under unusual circumstances, for example, if:

• the New York Stock Exchange closes on a day other than a regular holiday or weekend

• trading on the New York Stock Exchange is restricted

• an emergency exists as determined by the SEC, as a result of which the sale of securities is not practicable, or it is not practicable to determine the value of a Variable Account’s assets, or

• the SEC permits a delay for the protection of Policy Owners.

We may delay transfers and payments from the Fixed Options and the Indexed Fixed Options, including the proceeds from withdrawals, surrenders and loans, for up to six months. We will pay interest at an annual rate of at least 2.00% on any withdrawals or surrender proceeds from the Fixed Options or the Indexed Fixed Options that we delay for 10 days or more. If we defer payment of surrenders, withdrawals or loans for more than 10 days after we receive your request, we will pay interest at the rate required by the state in which the Policy is delivered, but not less than an annual rate equal to the guaranteed rate payable on the Fixed Options.

Death Benefit Proceeds paid are subject to the conditions and adjustments as described in this section, in the GENERAL INFORMATION ABOUT YOUR POLICY section, and the WITHDRAWALS, SURRENDERS AND LOANS section in this

Prospectus. Death Benefit Proceeds are paid as a lump sum check. We may make other options available in addition to the single check option, as described in POLICY BENEFITS-Optional Riders and Benefits-Benefit Distribution Rider. We will pay interest on the Death Benefit Proceeds from the date of death at a rate not less than the rate payable for funds left on deposit. If payment of any lump sum Death Benefit Proceeds is delayed more than 31 calendar days after we receive the above requirements needed to pay the claim, we will pay additional interest at a rate of 10% annually beginning with the 31st calendar day. Contact us, your life insurance producer, or refer to your Policy or Rider to determine if state specific differences apply. Also see Appendix A: State Law Variations.

Statements and Reports We Will Send You

We send the following statements and reports to policy owners:

• a confirmation for certain financial transactions, usually including premium payments and transfers, loans, loan repayments, withdrawals and surrenders. Monthly deductions and scheduled transactions made under the dollar cost averaging, portfolio rebalancing and first year transfer services are reported on your quarterly Policy statement.

• a quarterly Policy statement. The statement will tell you the Accumulated Value of your Policy by Investment Options, Cash Surrender Value, the amount of the Death Benefit, the Policy’s Face Amount, and any Policy Debt. It will also include a summary of all transactions that have taken place since the last quarterly statement, as well as any other information required by law.

• supplemental schedules of benefits and planned premiums. We will send these to you if you change your Policy’s Face Amount or change any of the Policy’s other benefits.

• financial statements, at least annually or as required by law, of the Separate Account and Pacific Select Fund, that include a listing of securities for each portfolio of the Pacific Select Fund. We will also send you financial statements that we receive from the other Funds.

If you identify an error on a confirmation, quarterly or annual statement, you must notify us in writing as soon as possible, preferably within 90 days from the date of the confirmation or statement, to ensure proper accounting to your Policy. When you write us, include your name, Policy number and description of the identified error.

Mail will be sent to you at the mailing address you have provided. If mail is returned to us as undeliverable multiple times, we will discontinue mailing to your last known address. We will, however, regularly attempt to locate your new mailing address, and will resume mailing your policy related materials to you upon confirmation of your new address. You can access documents online by visiting www.Pacificlife.com, or receive copies of documents from us upon request.

Prospectus and Fund Report Format Authorization

Subject to availability, you may request us to deliver prospectuses, statements, and other information (“Documents”) electronically. If you wish to receive Documents electronically, you may enroll in this service by accessing the Policy Owner website, My Life Insurance Account, at https://Life.MyAccount.PacificLife.com. We do not charge for this service.

For electronic delivery, you must provide us with a current and active e-mail address and have Internet access to use this service. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our Internet website. You may access and print all Documents provided through this service. As Documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the Document. You are responsible for any e-mail filters that may prevent you from receiving e-mail notifications and for notifying us promptly in the event that your e-mail address changes. You may revoke your consent for electronic delivery at any time, provided that we are properly notified, and we will then start providing you with a paper copy of all required Documents. We will provide you with paper copies at any time upon request. Such a request will not constitute revocation of your consent to receive required Documents electronically.

Telephone and Electronic Transactions

By electing this option on the application, you authorize us to accept telephone and electronic instructions for the following transactions:

• transfers between Investment Options

• transfers between the Fixed Options and Indexed Fixed Options

• initiate the dollar cost averaging and portfolio rebalancing service

• change future premium allocation instructions

• initiate Policy loans.

If you do not authorize us to accept telephone or electronic instructions on your application, you can later instruct us to accept telephone or electronic instructions as long as you complete and file a Transaction Authorization Form with us.

Certain life insurance producers are able to give us instructions electronically if authorized by you. You may appoint anyone to give us instructions on your behalf by completing and filing a Transaction Authorization Form with us.

Here are some things you need to know about telephone and electronic transactions:

• If your Policy is jointly owned, all Joint Owners must sign the Transaction Authorization Form. We will take instructions from any Owner or anyone you appoint.

• We may use any reasonable method to confirm that your telephone or electronic instructions are genuine. For example, we may ask you to provide personal identification or we may record all or part of the telephone conversation. We may refuse any transaction request made by telephone or electronically.

• A new Transaction Authorization Form will be required when a registered representative changes to a new Broker-Dealer.

We will send you a written confirmation of each telephone and electronic transaction.

Sometimes, you may not be able to make loans or transfers by telephone or electronically, for example, if our telephone lines or our website are busy because of unusual market activity or a significant economic or market change, or our telephone lines or the Internet are out of service during severe storms or other emergencies. In these cases, you can send your request to us in writing, or call us the next Business Day or when service has resumed.

When you authorize us to accept your telephone and electronic instructions, you agree that:

• we can accept and act upon instructions you or anyone you appoint give us over the telephone or electronically

• neither we, any of our affiliates, the Pacific Select Fund, or any director, trustee, officer, employee or agent of ours or theirs will be liable for any loss, damages, cost or expenses that result from transactions processed because of a request by telephone or submitted electronically that we believe to be genuine, as long as we have followed our own procedures

• you bear the risk of any loss that arises from your right to make loans or transfers over the telephone or electronically.

Understanding Policy Expenses and Cash Flow (including fees and charges of Fund portfolios)

The chart below illustrates how cash normally flows through a Policy.

Under a flexible premium life insurance policy, you have the flexibility to choose the amount and frequency of your premium payments. You must, however, pay enough premiums to cover the ongoing cost of Policy benefits.

Investment earnings will increase your Policy’s Accumulated Value, while investment losses will decrease it. The premium payments you will be required to make to keep your Policy In Force will be influenced by the investment results of the Investment Options you choose.

Please turn to POLICY BASICS – Your Free Look Right for details.

POLICY BENEFITS

Your Policy provides three types of benefits:

1. Death Benefits, based on the Policy’s Total Face Amount

2. Cash Surrender benefits, based on the Policy’s Accumulated Value (See WITHDRAWALS, SURRENDERS AND LOANS – Surrendering Your Policy)

3. Optional Riders and benefits

The Death Benefit

We will pay Death Benefit Proceeds to your Beneficiary after the Insured dies while the Policy is still In Force. Your Beneficiary generally will not have to pay federal income tax on the portion of any Death Benefit Proceeds that are payable as a lump sum at death. Some Riders and settlement options may affect how the Death Benefit Proceeds are paid, see Optional Riders and Benefits for more details.

Your Policy’s Death Benefit depends on three choices you must make:

• The Total Face Amount

• The Death Benefit Option

• The Death Benefit Qualification Test

The Policy’s Death Benefit is the higher of:

1. The Death Benefit calculated under the Death Benefit Option in effect; or

2. The Minimum Death Benefit according to the Death Benefit Qualification Test that applies to your Policy.

Certain Riders may impact the Policy’s Death Benefit, see Optional Riders and Benefits.

The Total Face Amount

The Face Amount of your Policy and any Rider providing Coverage on the Insured is used to determine the Death Benefit as well as certain Policy charges, including the cost of insurance, Coverage charge and surrender charges.

Your Policy’s Face Amount is made up of one or more of the following types of Coverage:

1. Basic Face Amount – the Face Amount under the Policy

2. Face Amount under SVER Term Insurance Rider – Corporate (SVER)

3. Face Amount under the Annual Renewable Term Rider (ART)

4. Face Amount under the Scheduled Annual Renewable Term Rider (S-ART)

Your Policy must have a Basic Face Amount. You may also select SVER, S-ART and ART Coverage at Policy issue. These riders are described in Optional Riders and Benefits.

Each type of Face Amount you select creates a Coverage Layer. Your Policy’s initial amount of insurance Coverage, which you select in your application, is its initial Face Amount. The Policy’s Total Face Amount is the sum of the Face Amounts of all Coverage Layers. The Coverage Layers you select in your application are effective on the Policy Date. You will find your Policy’s Total Face Amount, which includes any increases or decreases, in the Policy Specifications in your Policy.

If you request an increase in Face Amount, a new Coverage Layer will be created, with its own Coverage Layer Date and Policy charges.

Changing the Face Amount

You can increase or decrease your Policy’s Face Amount as long as we approve it. If you change the Face Amount, we will send you a Supplemental Schedule of Coverage for benefits and premiums.

• You can change the Face Amount as long as the Insured is alive.

• You must send us your Written Request while your Policy is In Force.

• Unless you request otherwise, the change will become effective on the first Monthly Payment Date on or after we receive and approve your request.

• The Insured must also agree to the change in Face Amount, if you are not the Insured.

• Changing the Total Face Amount can affect the Net Amount At Risk, which affects the cost of insurance charge. An increase in the Face Amount may increase the cost of insurance charge, while a decrease may decrease the charge.

• If your Policy’s Death Benefit is equal to the Minimum Death Benefit, and the Net Amount At Risk is more than three times the Death Benefit on the Policy Date, we may reduce the Death Benefit by requiring you to make a withdrawal from your Policy. If we require you to make a withdrawal, the withdrawal may be taxable. Please turn to WITHDRAWALS, SURRENDERS AND LOANS for information about making withdrawals.

• We can refuse your request to make the Face Amount less than $1,000.00. We may waive this minimum amount in certain situations, such as group or sponsored arrangements.

Requesting an Increase in Face Amount

You may request an increase in the Face Amount under the Policy, SVER rider (if available), or ART rider. Each increase will create a new Coverage Layer.

Here are some additional things you should know about requesting an increase in the Face Amount under the Policy:

• The Insured must be Age 90 or younger at the time of the increase.

• You must give us satisfactory Evidence of Insurability.

• Each increase you make to the Face Amount must be a minimum of $25,000.

• Each increase in Face Amount may have an associated cost of insurance rate, Coverage charge and may have a surrender charge.

• We reserve the right to limit Face Amount increases to one per Policy Year.

Term Increases in Face Amount

Your Policy may be issued with the Scheduled Annual Renewable Term Rider (S-ART). Under this rider there may be scheduled annual renewable term insurance coverage increases in Face Amount, under the S-ART Rider. In this Rider, a scheduled increase is referred to as a Term Increase. All Term Increases will be shown in the Policy Specifications. Future Term Increases will not require future medical underwriting, but may in some instances require financial underwriting. Financial underwriting generally includes a review of the Insureds earned income and net worth in relation to the amount of life insurance coverage requested.

A Term Increase in S-ART Coverage will increase the Face Amount of the existing Coverage Layer.

There is a cost of insurance charge associated with each such Term Increase that has gone into effect and continues to be in effect. Such cost of insurance charge is part of the Monthly Deduction for the Policy and is calculated the same as that for other Coverage Layers, subject to maximum cost of insurance Rates that are the same as those applicable to the initial Coverage Layer. The monthly Cost of Insurance Rates are shown in the Policy Specifications. There is also a guaranteed Coverage charge associated with each Term Increase. The guaranteed Coverage charge is based on the current S-ART Face Amount.

Other Increases in Face Amount

The Policy’s Face Amount may increase under the Policy, the SVER Rider, the S-ART Rider or the ART Rider when you request a change in Death Benefit Option. In this case, we will increase the Face Amount of the most recently issued Coverage Layer. If there are Basic, SVER, S-ART and ART Coverage Layers with the same Coverage Layer Date, we will increase the ART first, then the S-ART, then the SVER, and finally the Basic Face Amount.

Requesting a Decrease in Total Face Amount

You may request a decrease in the Policy’s Total Face Amount. A decrease in the Total Face Amount is subject to the following limits:

• We do not allow decreases during the first Policy Year

• You may only request one decrease per Policy Year

• The Policy’s Face Amount must be at least $1,000 following a decrease. We can refuse your request if the change in Face Amount would mean that your Policy no longer qualifies as Life Insurance under the Code

• Unless you have told us otherwise in writing, any request for a decrease will not take effect if the Policy would be classified as a Modified Endowment Contract under the Code.

Decreasing the Total Face Amount may affect your Policy’s tax status. To ensure your Policy continues to qualify as life insurance, we might be required:

• to return part of your premium payments to you if you have chosen the Guideline Premium Test, or

• to make distributions from the Accumulated Value, which may be taxable. For more information, please see VARIABLE LIFE INSURANCE AND YOUR TAXES.

We can refuse your request if the amount of any distributions would exceed the Net Cash Surrender Value under the Policy.

Processing of Decreases

Decreasing the Total Face Amount, whether as a result of your request or as a result of a withdrawal or change in Death Benefit Option, will reduce the Face Amount of the Coverage Layers.

We will apply any decrease in the Face Amount to eligible Coverage Layers to the most recent eligible increases you made to the Face Amount first and then to the Initial Face Amount.

If more than one Coverage Layer has the same Coverage Layer Date, we will first reduce the Face Amount of any S-ART Rider Coverage Layer first, then any ART Rider Coverage Layer, then any SVER Coverage Layer and then the Basic Face Amount of any Policy Coverage Layer.

Death Benefit Options

The Policy offers three Death Benefit Options, Options A, B, and C. The Death Benefit Option you choose will generally depend on which is more important to you: a larger Death Benefit or building the Accumulated Value of your Policy.

Here are some things you need to know about the Death Benefit:

• You choose your Death Benefit Option and Death Benefit Qualification Test on your Policy application.

• If you do not choose a Death Benefit Option, we will assume you have chosen Option A.

• The Death Benefit will never be lower than the Total Face Amount of your Policy if you have chosen Option A or B.

• You may change your Death Benefit Option subject to certain limits.

The Death Benefit Options are:

Option A – the Total Face Amount of your Policy.	Option B – the Total Face Amount of your Policy plus its Accumulated Value.	Option C – the Total Face Amount of your Policy plus the total premiums you have paid minus any withdrawals or distributions that reduce your Accumulated Value.

	The Death Benefit changes as your Policy’s Accumulated Value changes. The better your Investment Options perform, the larger the Death Benefit will be.	The more premiums you pay and the less you withdraw, the larger the Death Benefit will be.

The graphs are intended to show how the Death Benefit Options work and are not predictive of investment performance in your Policy.

Limits on Option C

The following limits apply to Option C:

• Option C must be elected at Policy issue.

• To elect Option C, the Insured must be Age 80 or younger at the time the Policy is issued.

• The Death Benefit calculated under Option C will be limited to the Option C Death Benefit Limit shown in your Policy Specifications.

• Once the Policy is issued, the Option C Death Benefit Limit will not change, even if you increase or decrease the Face Amount of your Policy or any Rider.

• We will not approve any increase in Face Amount to the Policy or any Rider that would cause the Death Benefit to exceed the Option C Death Benefit Limit.

Changing Your Death Benefit Option

You can change your Death Benefit Option while your Policy is In Force, subject to the following:

• You can change the Death Benefit Option once in any Policy Year.

• You must send us your Written Request.

• You can change from any Death Benefit Option to Option A or Option B.

• You cannot change from any Death Benefit Option to Option C.

• The change will become effective on the first Monthly Payment Date after we receive your request. If we receive your request on a Monthly Payment Date, we will process it that day.

• We will not let you change the Death Benefit Option if doing so means the Face Amount of your Policy will become less than $1,000.

• Changing the Death Benefit Option can also affect the monthly cost of insurance charge since this charge varies with the Net Amount At Risk.

• The new Death Benefit Option will be used in all future calculations.

We will not change your Death Benefit Option if it means your Policy will be treated as a Modified Endowment Contract, unless you have told us in writing that this would be acceptable to you. Modified Endowment Contracts are discussed in VARIABLE LIFE INSURANCE AND YOUR TAXES.

Changing your Death Benefit Option will increase or decrease your Total Face Amount under the Policy. The Total Face Amount of your Policy will change by the amount needed to make the Death Benefit under the new Death Benefit Option equal the Death Benefit under the old Death Benefit Option just before the change.

If the change is an increase in the Total Face Amount, we will process the increase as described in POLICY BENEFITS – Changing the Face Amount – Other Increases in Face Amount. If the change is a decrease in the Total Face Amount, we will process the decrease as described in POLICY BENEFITS – Changing the Face Amount – Processing of Decreases.

Death Benefit Qualification Test

In order for your Policy to be qualified as Life Insurance under the Code, it must qualify under one of two Tests, the Cash Value Accumulation Test (CVAT) or the Guideline Premium Test (GPT).

You choose one of these Death Benefit Qualification Tests on your application. Your Death Benefit Qualification Test determines the following:

• Premium limitations

• amount of Minimum Death Benefit

Each test determines what the Minimum Death Benefit should be in relation to your Policy’s Accumulated Value. The Death Benefit determined under either test will be at least equal to the amount required for the Policy to qualify as life insurance under the Tax Code.

Comparing the Death Benefit Qualification Tests

The table below shows a general comparison of how features of your Policy may be affected by your choice of Death Benefit Qualification Test. When choosing between the tests, you should consider:

	Cash Value Accumulation Test	Guideline Premium Test
Premium payments[1]	Allows flexibility to pay more premium	Premium payments are limited under the Tax Code
Death Benefit	Generally higher as Policy duration increases	May be higher in early years of Policy
Monthly cost of insurance charges	May be higher, if the Death Benefit is higher	May be lower, except perhaps in early years of Policy
Face Amount decreases	Will not require return of premium or distribution of Accumulated Value	May require return of premium or distribution of Accumulated Value to continue Policy as life insurance

1 If you want to pay a premium that increases the Net Amount At Risk, you will need to provide us with satisfactory evidence of insurability before we can increase the Death Benefit. In this event, your cost of insurance charges will also increase. Cost of insurance charges are based, among other things, upon your Policy’s Net Amount At Risk. See YOUR POLICY’S ACCUMULATED VALUE for more information on how cost of insurance charges are calculated.

Examples of Death Benefit Calculations

The tables below compare the Death Benefits provided by the Policy’s available Death Benefit Options. The examples are intended only to show differences in Death Benefits and Net Amounts at Risk. Accumulated Value assumptions may not be realistic.

These examples show that each Death Benefit Option provides a different level of protection. Keep in mind that cost of insurance charges, which affect your Policy’s Accumulated Value, increase over time. The cost of insurance is charged at a rate based on the Net Amount At Risk. As the Net Amount At Risk increases, your cost of insurance increases. Accumulated Value also varies depending on the performance of the Investment Options in your Policy.

The example below assumes the following:

• the Insured is Age 45 at the time the Policy was issued and dies at the beginning of the sixth Policy Year

• Face Amount is $100,000

• Accumulated Value at the date of death is $25,000

• total premium paid into the Policy is $30,000

• the Minimum Death Benefit under the Guideline Premium Test is $46,250 (assuming a Guideline Minimum Death Benefit Percentage of 185% of the Accumulated Value)

• the Minimum Death Benefit under the Cash Value Accumulation Test is $80,500 (assuming 322% of the Accumulated Value).

		If you select the Guideline Premium Test, the Death Benefit is the larger of these two amounts
Death Benefit Option	How it’s calculated	Death Benefit under the Death Benefit Option	Minimum Death Benefit	Net Amount At Risk used for cost of insurance charge
Option A	Total Face Amount	$100,000	$46,250	$74,835.11
Option B	Total Face Amount plus Accumulated Value	$125,000	$46,250	$99,793.89
Option C	Total Face Amount plus premiums less distributions	$130,000	$46,250	$104,785.65

		If you select the Cash Value Accumulation Test, the Death Benefit is the larger of these two amounts
Death Benefit Option	How it’s calculated	Death Benefit under the Death Benefit Option	Minimum Death Benefit	Net Amount At Risk used for cost of insurance charge
Option A	Total Face Amount	$100,000	$80,500	$74,835.11
Option B	Total Face Amount plus Accumulated Value	$125,000	$80,500	$99,793.89
Option C	Total Face Amount plus premiums less distributions	$130,000	$80,500	$104,785.65

If the Death Benefit equals the Minimum Death Benefit, any increase in Accumulated Value will cause an automatic increase in the Death Benefit.

Here’s the same example, but with an Accumulated Value of $75,000. Because Accumulated Value has increased, the Minimum Death Benefit is now:

• $138,750 for the Guideline Premium Test

• $241,500 for the Cash Value Accumulation Test.

		If you select the Guideline Premium Test, the Death Benefit is the larger of these two amounts
Death Benefit Option	How it’s calculated	Death Benefit under the Death Benefit Option	Minimum Death Benefit	Net Amount At Risk used for cost of insurance charge
Option A	Total Face Amount	$100,000	$138,750	$63,521.22
Option B	Total Face Amount plus Accumulated Value	$175,000	$138,750	$99,711.45
Option C	Total Face Amount plus premiums less distributions	$130,000	$138,750	$63,521.22

		If you select the Cash Value Accumulation Test, the Death Benefit is the larger of these two amounts
Death Benefit Option	How it’s calculated	Death Benefit under the Death Benefit Option	Minimum Death Benefit	Net Amount At Risk used for cost of insurance charge
Option A	Total Face Amount	$100,000	$241,500	$166,101.80
Option B	Total Face Amount plus Accumulated Value	$175,000	$241,500	$166,101.80
Option C	Total Face Amount plus premiums less distributions	$130,000	$241,500	$166,101.80

When We Pay the Death Benefit

We calculate the amount of the Death Benefit Proceeds effective the end of the day the Insured dies. If the Insured dies on a day that is not a Valuation Day, any portion of the Death Benefit Proceeds attributed to the Variable Accumulated Value is determined as of the next Valuation Day.

Your Policy’s Beneficiary must send us proof that the Insured died while the Policy was In Force, along with payment instructions. Your Beneficiary can choose to receive the Death Benefit Proceeds in a lump sum, periodic payments under the Benefit Distribution Rider or we may make other options available in addition to the single check option. See POLICY BENEFITS - Optional Riders and Benefits - Benefit Distribution Rider.

Death Benefit Proceeds equal the total of the Death Benefits provided by your Policy and any Riders you have added, minus any Policy Debt, minus any overdue Policy charges.

We will pay interest on the Proceeds from the date of death to the date the claim is paid at a rate not less than the minimum rate required by state law.

It is important that we have a current address, social security number, telephone number and email address for each designated Beneficiary so that we can pay Death Benefit Proceeds promptly. If we cannot pay the Death Benefit Proceeds to the designated Beneficiary within the dormancy period defined by a state's Unclaimed Property laws or regulations, we will be required to pay the Death Benefit Proceeds to the applicable state.

Optional Riders and Benefits

There are optional Riders that provide extra benefits, some at additional cost. Not all Riders are available in every state, and some Riders may only be added when you apply for your Policy. Ask your life insurance producer for more information about the Riders available with the Policy, or about other kinds of life insurance policies offered.

Some broker/dealers may limit their clients from purchasing some optional benefits based on the client’s age or other factors. You should work with your life insurance producer to decide whether an optional benefit is appropriate for you.

Certain restrictions may apply and are described in the Rider or benefit. We will add any Rider charges to the monthly charge we deduct from your Policy’s Accumulated Value.

There are three types of riders available under the Policy

• Riders providing Face Amount Coverage on the Insured

• Riders that provide additional cash value protection

• Riders that provide additional benefits

Riders that provide Face Amount Coverage on the Insured (terms for these Riders are described below):

Annual Renewable Term Rider

Provides term insurance on the Insured and renews annually until the Policy terminates.

Scheduled Annual Renewable Term Rider

Provides for scheduled increases in term insurance on the Insured generally without the requirement of future medical underwriting and renews annually until the Policy terminates.

SVER Term Insurance Rider – Corporate

Provides term insurance on the Insured in combination with the Face Amount of the Policy.

Riders that provide additional cash value protection (terms for these Riders are described below):

Flexible Duration No-Lapse Guarantee Rider (FDNLG)

Guarantees that the Policy and any optional benefits you have selected will remain In Force for a period you have selected even if the Policy’s Net Accumulated Value is not enough to cover the Monthly Deductions due.

Overloan Protection 3 Rider

After meeting certain conditions, exercising this Rider guarantees the Policy will not lapse.

Short-Term No-Lapse Guarantee

Protects the Policy from lapsing for a period of time due to poor Policy performance.

Riders that provide additional benefits to you or your family:

Annual Renewable Term Rider – Additional Insured

Provides annual renewal term insurance on members of the Insured’s immediate family.

Benefit Distribution Rider

Allows all or a portion of the policy’s Death Benefit Proceeds to be paid as a series of periodic payments.

Conversion Rider

Allows you to convert certain Eligible Coverages into a new Policy.

Premier LTC Rider

Provides the Policy Owner with prepayment of all or a portion of the Death Benefit by paying the Owner a monthly benefit for Covered Services the Insured incurs for Qualified Long-Term Care Services when we receive written proof that the Insured has been certified as a Chronically Ill Individual and has met the terms and conditions described in the Rider.

Premier Living Benefits Rider 2

Not available for Policy’s issued in California.

Not available for Policy’s issued with the Terminal Illness Rider.

Provides the Policy Owner with prepayment of a portion of the Death Benefit when we receive written proof that the Insured has been certified as a Chronically Ill Individual with a condition that is expected to be permanent or has been certified as a Terminally Ill Individual with a condition that is reasonably expected to result in a life expectancy of 12 months or less and has met the terms and conditions described in the Rider.

Premier Living Benefits Rider

Only available for Policy’s issued in California.

Provides the Policy Owner with prepayment of a portion of the Death Benefit (the “Chronic Illness Benefit” or “Benefit”) when we receive written proof that the Insured has been certified as a Chronically Ill Individual with a condition that is expected to be permanent and has met the terms and conditions described in the Rider.

Terminal Illness Rider

Not available for Policy's issued with the Premier Living Benefits Rider 2. If you do not qualify for the Premier Living Benefits Rider 2, you may elect the Terminal Illness Rider.

Provides the Policy Owner with prepayment of a portion of the Death Benefit (the “Terminal Illness Benefit” or “Benefit”) when we receive written proof that the Insured has been certified by a Licensed Physician as having a medical condition that is reasonably expected to result in a life expectancy of 12 months or less.

More detailed information about the riders appears below.

• Annual Renewable Term Rider (ART)

Provides term insurance on the Insured and renews annually until the Policy terminates. The Rider is available for Insureds Age 90 or younger at the time of Rider issue. The Rider modifies the Death Benefit of the Policy to include the Face Amount of the Rider, so that the Death Benefit equals the greater of the Death Benefit as calculated under 1) the Death Benefit Option you choose on the Policy plus the Face Amount of the Rider, or 2) the Minimum Death Benefit under the Death Benefit Qualification Test you have chosen. Annual increases are scheduled at issue. You may also request unscheduled increases or decreases in Face Amount of the Rider, subject to certain limitations. This Rider does not have Accumulated Value of its own and does not have any cash value. This Rider must be elected at Policy issue.

This rider has a Rider Coverage Charge and a Rider Cost of Insurance Charge. The Rider Coverage Charge is the sum of Coverage charges for each Rider Coverage Layer. The maximum monthly coverage charge for each Rider Coverage Layer will be shown on the Policy Specifications. The Rider Cost of Insurance Charge is the sum of the Cost of Insurance Charge for each Rider Coverage Layer. See the FEE TABLES – OPTIONAL RIDERS AND BENEFITS section for more information on the costs associated with this Rider.

Increases or Decreases in Rider Face Amount

You may request an increase or decrease in the Rider Face Amount.

Increases. Each increase will be subject to satisfactory evidence of insurability and will have associated cost of insurance and Coverage charges. Any elected increase in Rider Face Amount will add a new Coverage Layer. Each Coverage Layer has its own Face Amount, Risk Class, Coverage Layer Date, and associated charges. Unless you request otherwise, the increase will become effective on the first Monthly Payment Date on or following the date we receive and approve your request. We may limit increases of Rider

Face Amount to one per Policy year. We may deduct an administrative charge (to evaluate insurability) not to exceed $100 from your Policy’s Accumulated Value on the effective date of any unscheduled increase.

Decreases. Each decrease will be effective on the first Monthly Payment Date on or following the date the Written Request is received at our Life Insurance Division. A Coverage charge is assessed in order to recover the expense of issuing coverage on the Policy. A Rider Face Amount decrease will not decrease its Coverage charge because the Rider’s Coverage is based on the at coverage issue Face Amount of the Rider. If the Face Amount of this Rider is decreased, then the most recently added Coverage Layer will be decreased or eliminated in the following order:

• the Face Amount of any scheduled annual renewable term rider (e.g. S-ART);

• the Face Amount of this Rider;

• the Face Amount of any other rider that contributes to the Total Face Amount (e.g. SVER RIDER); and

• the Face Amount of Basic Life Coverage under the Policy.

Rider Termination

The Rider will terminate on the earliest of

• your Written Request;

• the date the Policy is no longer In Force;

• the date the Rider Face Amount decreases to zero; or

• the death of the Insured.

Reinstatement

If the Policy lapses and is later reinstated, then this Rider will also be reinstated as long as this Rider was in effect on the date the Policy was no longer In Force.

Conversion

This Rider is not convertible.

• Scheduled Annual Renewable Term Rider (S-ART)

The S-ART Rider provides for scheduled annual renewable term insurance Coverage in Face Amount without future medical underwriting. In this Rider, a scheduled increase is referred to as a Term Increase, and is scheduled for a particular Policy Anniversary, as shown in the Policy Specifications. The Face Amount contributes to the Total Face Amount, and consequently to the Death Benefit, of the Policy. This Rider must be elected at Policy issue.

A Term Increase is a future increase in the Face Amount of this rider. Each Term Increase will increase the Face Amount of the Rider Coverage Layer. Once a Term Increase goes into effect, it becomes part of the Rider Face Amount.

This Rider provides no term insurance at the time of policy issue. If you wish to have term insurance coverage at the time of policy issue, you must purchase another rider such as the Annual Renewable Term Rider (ART).

The guaranteed monthly cost of insurance rates will be shown in your Policy Specifications. Our current cost of insurance rates for the Rider are lower than the guaranteed rates.

This Rider has a Coverage charge that varies by Coverage year and Rider Face Amount. Any increase or decrease in the Rider’s Face Amount will impact the Coverage charge. The guaranteed monthly Coverage charges will be shown in the Policy Specifications. We currently do not impose the Coverage charge for this Rider.

This Rider also has a Rider Charge that will be shown in your Policy Specifications.

The Rider is available subject to the following:

• The maximum Term Increase at attained ages 0-79 is 20% of the Total Face Amount before the increase.

• The maximum Term Increase at attained ages 80-94 is 5% of the Total Face Amount before the increase.

• Increases will not be scheduled beyond attained age 94.

• Each increase is an increase to the Coverage Layer at issue, and does not create a new Coverage Layer.

• The cost of insurance charges will increase as a result of the increase in the Policy’s Net Amount At Risk.

You may request an increase or decrease in the schedule of future Term Increases by providing a written request. Any increase to the Face Amount of the Term Increases may be subject to evidence of insurability and is subject to our approval. If you reject a Term

Increase that has been approved, all future Term Increases may be forfeited. For any change in Term Increases, we will send you a Supplemental Schedule of Coverage to reflect the change.

This Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

• Your written request

• The date the Rider or the Policy ceases to be In Force

• The death of the Insured.

If the Policy is reinstated, any Term Increases that would have occurred during the time the Policy was lapsed will be forfeited. Term Increases that are scheduled to occur after the reinstatement of the policy and rider will be handled as if the Policy had never lapsed.

This Rider may be included on a policy with or without the ART Rider.

This Rider differs from the ART rider in a number of ways, including:

• You may schedule Increases in Face Amount with this Rider

• Scheduled increases in Face Amount for this Rider do not require additional medical underwriting after issue however, if there is a requested change in the amount of scheduled increases additional underwriting may be required

• Increases in Face Amount for this Rider may only occur on policy anniversaries

• COI rates and charges for this Rider currently differ from the COI rates and charges for the ART Rider

• SVER Term Insurance Rider – Corporate

(This Rider is called “SVER Term Insurance – 3 Rider” in your Policy.)

Provides term insurance on the Insured in combination with the Face Amount of the Policy and may also provide higher cash surrender value. The Rider may be purchased at Policy issue, subject to state availability. Policies must be owned by a corporation, trust or individual (when part of an employer-sponsored arrangement) which meet the annual aggregate premium requirement of $50,000 annually. This Rider has no cash values. This Rider must be elected at Policy Issue.

Rider Terms

Rider Coverage Layer – a layer of insurance coverage under this Rider. Any elective increase in Rider Face Amount will create a new Rider Coverage Layer and each layer has its own Face Amount and set of charges, among other factors.

Rider Credit – an amount that may be added to the Policy’s Net Cash Surrender Value.

Rider Face Amount – the sum of the Face Amounts of all Rider Coverage Layers under this Rider.

Rider Charges

The Rider charges will be shown in the Policy Specifications. The total monthly charge is comprised of three components:

• the Rider Coverage charge;

• the Rider cost of insurance charge; and

• the Rider credit charge. This charge continues no longer than the termination credit charge period shown in the policy specifications.

How This Rider Works

While this Rider is in effect:

1. The Rider modifies the Death Benefit of the Policy to include the Rider Face Amount, so that the Death Benefit as calculated under the Death Benefit Option you choose on the Policy is increased by the Rider Face Amount. For purposes of determining the minimum Death Benefit of the Policy, the amount of the termination credit (as described below) will be added to the Policy’s Accumulated Value before the minimum Death Benefit Under the Death Benefit Qualification Test is calculated.

2. Rider Credit - If you surrender the Policy, we will pay you a termination credit in addition to the Net Cash Surrender Value, unless either of the following is true:

• the Policy is surrendered in connection with the purchase of a replacement life insurance policy including, but not limited to, a replacement intended to qualify as a tax-free exchange under Section 1035 of the Tax Code; or

• the Owner at the time of Policy surrender is a life insurance company and is different than the original Owner on the Policy application.

The purpose of the termination credit is to minimize the impact on earnings for corporations or other entities purchasing the Policy.

You may request increases or decreases in Rider Face Amount. Each increase will be subject to satisfactory evidence of insurability and will have associated Rider Coverage charges and Rider cost of insurance charges. Unless you request otherwise, the increase will become effective on the first Monthly Payment Date on or following the date we receive and approve your request. Each increase in Rider Face Amount has its own Rider Coverage charge and Rider cost of insurance charge, which will be shown on a Supplemental Schedule of Coverage sent to you at the time of the increase. We may deduct an administrative charge not to exceed $100 from your Policy’s Accumulated Value on the effective date of an increase.

Decreases will be effective on the first Monthly Payment Date on or following the date the Written Request is received at our Life Insurance Division. A Coverage charge is assessed in order to recover the expense of issuing the coverage on the Policy. A Rider Face Amount decrease will not decrease its Coverage charge because the Rider’s Coverage is based on the at coverage issue Face Amount of the Rider. Decreases will first be applied against the most recent increase, if any, and then against successively earlier increases, if any, and finally against the original SVER Term Insurance Rider – Corporate Face Amount.

Termination Credit

There are two components to the termination credit:

• First, an amount added to the Policy’s surrender value to the premiums paid (subject to a maximum disclosed in the Policy Specifications for this Rider), less withdrawals, multiplied by a percentage that varies by policy duration; and

• Second, a refund of the rider charge if the premiums paid under the Policy are less than the maximum premium upon which the first component is determined.

The termination credit added to your Net Cash Surrender Value, if you surrender your Policy, is calculated in two parts, and is the sum of the two calculations (Part 1 and Part 2 below), except if Termination Credit Part 1 equals zero, then Termination Credit Part 2 will also be zero.

Termination Credit Part 1 equals A × B where:

A = the termination credit percentage; and

B = the termination credit basis.

Termination Credit Part 2 equals the greater of zero and C × D × (E – (F/G)), where:

C = the termination credit factor;

D = the lesser of 60 and the number of whole Policy months that have elapsed since the Policy Date;

E = the maximum annual termination credit basis;

F = the sum of premiums paid; and

G = 1 + the number of whole Policy Years elapsed since the Policy Date.

The initial termination credit percentage schedule, the termination credit factor, and the maximum annual termination credit basis are shown in your Policy Specifications for this Rider. We may reduce the schedule of termination credit percentages, and even reduce such percentages to zero, but not until at least 30 days after we have sent you revised Policy Specifications that show the reduced termination credit percentages. Any such reduced schedule of termination credit percentages will apply uniformly to all members of the same Class.

Termination Credit Basis - The termination credit basis is the lesser of (a – c) or (b – c), where:

a = the total amount of premiums paid on the Policy;

b = the maximum annual termination credit basis, multiplied by 1 + the number of whole Policy Years elapsed since the Policy Date; and

c = the total amount of any withdrawals you have taken from your Policy’s Accumulated Value.

If the Insured dies while the Rider is in effect, the Termination Credit will be added to the Accumulated Value prior to calculating the Death Benefit under the Death Benefit Qualification Test.

An example

The Policy is at the end of the fifth Policy Year and

• (A) = 5.25%

• (B) = $50,000

• (C) = 0.12%

• (D) = 60

• (E) = $10,000

• (F) = $50,000

• (G) = 5

Termination Credit Part 1 = 5.25% × 50,000 = $2,625

Termination Credit Part 2 = 0.12% × 60 months × (10,000 – (50,000/5)) = $0

The total of Termination Credit Part 1, or $2,625, and Termination Credit Part 2, or $0, will result in the addition of $2,625 to the Policy’s Net Cash Surrender Value.

Rider Termination

This Rider will terminate on the earliest of:

• Your Written Request to terminate the Rider;

• The date the Rider Face Amount is reduced to zero;

• The date the Policy is no longer In Force; or

• The death of the Insured.

Rider Reinstatement

If the Policy lapses and is later reinstated, then as long as this Rider was in effect on the date the Policy ceased to be In Force, this Rider will also be reinstated.

•  Flexible Duration No-Lapse Guarantee Rider (FDNLG)

This Rider provides a no-lapse guarantee that the Policy and any optional benefits you have selected will remain In Force for a period you have selected even if the Policy’s Net Accumulated Value (Accumulated Value less any Policy Dent) is not enough to cover the Monthly Deductions due. As long as the No-Lapse Guarantee under this Rider is in effect, the Policy will not enter the Grace Period and lapse. This Rider must be elected at Policy issue.

If you elect the FDNLG Rider, it will be in effect when we issue the Policy. The Rider cannot be added after the Policy Issue Date.

Rider Eligibility

You are eligible to elect the Rider if:

• the Insured is age 90 or younger at Policy issue and is not juvenile (Insured’s age at Policy issue is at least 18).

• you allocate your Policy’s Accumulated Value to the Fixed Account, the Fixed LT Account, the Indexed Fixed Options and/or one or more of the allowable Investment Options as described below. The allowable Investment Options are evaluated periodically and are subject to change. Following a change, you may be required to reallocate your Policy’s Accumulated Value to an allowable Investment Option in order to maintain the Rider. If you allocate to any Investment Option that is not an allowable Investment Option, the Rider will terminate and will provide no further benefit. You may contact us at any time for information on the Allowable Investment Options.

Investment Allocation Requirements–the Allowable Investment Options

At initial purchase and during the entire time that you own the Flexible Duration No Lapse Guarantee Rider, you must allocate your entire Accumulated Value to the Investment Options we make available for these Riders. You must allocate 100% of your Accumulated Value among the allowable Investment Options listed below.

Allowable Investment Options

American Funds IS Asset Allocation Fund	PIMCO Global Managed Asset Allocation Portfolio

BlackRock Global Allocation V.I. Fund	Portfolio Optimization Conservative Portfolio
Diversified Bond Portfolio	Portfolio Optimization Growth Portfolio
Emerging Markets Debt Portfolio	Portfolio Optimization Moderate Portfolio
Fidelity® VIP Freedom Income PortfolioSM	Portfolio Optimization Moderate-Conservative Portfolio
Floating Rate Income Portfolio	PSF DFA Balanced Allocation Portfolio
High Yield Bond Portfolio	Short Duration Bond Portfolio
Inflation Managed Portfolio	Templeton Global Bond VIP Fund
Lord Abbett Bond Debenture Portfolio	Fixed Account
Lord Abbett Total Return Portfolio	Fixed LT Account
Managed Bond Portfolio	1 - Year Indexed Account
Pacific Dynamix - Conservative Growth Portfolio	1 - Year High Par Indexed Account

Pacific Dynamix – Growth Portfolio	1 - Year No Cap Indexed Account
Pacific Dynamix - Moderate Growth Portfolio
PIMCO Income Portfolio

By adding this Rider, you agree to the above referenced investment allocation requirements for the entire period that you own the Rider. These requirements may limit the number of Investment Options that are otherwise available to you under your Policy. We reserve the right to add, remove or change allowable Investment Options at any time. We may make such a change due to a fund reorganization, fund substitution, to help protect our ability to provide the guarantees under these Riders, or otherwise. If such a change is required, we will provide you with reasonable notice (generally 90 calendar days) prior to the effective date of such change to allow you to reallocate your Accumulated Value to maintain your Rider benefits. If you do not reallocate your Accumulated Value your Rider will terminate.

We will send you written notice in the event any transaction made by you will cause the Rider to terminate for failure to invest according to the investment allocation requirements. However, you will have at least 20 days starting from the date of our written notice, to instruct us to take appropriate corrective action to continue the Rider. If you take appropriate corrective action and continue the Rider, the Rider benefits and features available immediately before the terminating event will remain in effect.

Asset allocation does not guarantee future results, ensure a profit, or protect against losses. The investment allocation requirements may reduce overall volatility in investment performance, may reduce investment returns, and may reduce the likelihood that we will be required to make payments under the optional benefit Riders. The reduction in volatility permits us to more effectively provide the guarantees under the Policy. Certain of the asset allocation portfolios that are allowable Investment Options, including the Pacific Select Fund asset allocation portfolios, may use futures and options to reduce the portfolios’ equity exposure during periods when market indicators suggest high market volatility. This strategy is designed to reduce the risk of market losses from investing in equity securities. However, this strategy may result in periods of underperformance, including periods when specified benchmark indexes are appreciating but market volatility is high. As a result, your Accumulated Value may increase less than it would have without these defensive actions.

Rider Terms:

Net Basic Premium –equals the Basic Premium reduced by applicable fees and charges.

Basic Fund –receives Net Basic Premium, less any withdrawals or accelerated death benefit payments.

Excess Fund –receives Net Excess Premium, less any withdrawals or accelerated death benefit payments.

Excess Premium –equals the portion of each Premium Payment received in a Policy year in excess of the Basic Premium.

Excess Premium Load-an amount equal to the Excess Premium multiplied by the Excess Premium Load rate which is 10%. This load is not deducted from any premium made under the Policy and is used only as a factor for determining benefits under this Rider.

No-Lapse Premium Load-an amount equal to the Premium Payment multiplied by the No-Lapse Premium Load rate which is 5.50%. This load is not deducted from any premium made under the Policy and is used only as a factor for determining benefits under this Rider.

No Lapse Guarantee Value

The duration of the guarantee under the FDNLG rider can cover the lifetime of the Insured. The duration of the FDNLG Rider is determined by the No Lapse Guarantee Value. The guarantee is in effect as long as the Net No-Lapse Guarantee Value (No Lapse Guarantee Value less any Policy Debt) is greater than zero.

The No-Lapse Guarantee Value is equal to the sum of the Basic Fund, the Excess Fund and the No-Lapse Guarantee Loan Account Value. The Basic Fund contains the Net Basic Premium and is credited with an Accumulation Amount that can range from a 2% to 6% annual rate, based on issue age and duration. The Excess Fund contains the Net Excess Premium and is credited with an Accumulation Amount based upon a 2% annual rate. The No-Lapse Guarantee Loan Account Value is equal to the Loan Account Value on your Policy.

Note: The No-Lapse Guarantee Value is tracked only for the purpose of determining if the No Lapse Guarantee is in effect. The values, including any Accumulation Amounts added to the No-Lapse Guarantee Value, is not added to the Policy’s Cash Value, and as such cannot be withdrawn or loaned against. Further, in the case of policies under Death Benefit Option B or those policies subject to the Minimum Death Benefit, the No Lapse Guarantee Value is not used in the determination of the Death Benefit under the policy.

Basic and Excess Fund under the Rider

The Basic and Excess Fund are an accumulation of policy premiums, withdrawals, and loans. While the Basic Fund may become negative, the Excess Fund will never be less than zero. Both the Basic Fund and the Excess Fund are increased and reduced as described below.

1. Net Basic Premiums are added to the Basic Fund; Net Excess Premiums are added to the Excess Fund,

2. No Lapse Deductions reduce the Excess Fund, and then the Basic Fund,

3. Accumulation Amounts are added to the Basic Fund and Excess Fund,

4. Any withdrawal of policy Accumulated Value will reduce the Excess Fund and then the Basic Fund, including any policy fees,

5. Policy Loans will reduce the Excess Fund and then the Basic Fund, and

6. Any Reinvestment Risk Amounts are added to the Basic Fund.

Net Premium is allocated to the Basic Fund and Excess Fund as follows:

• Net Basic Premium is the higher of the premium up to the Annual Premium Threshold for the Policy Year, as described in the Rider Specifications, or the amount needed to bring any negative Basic Fund back to zero. This amount is reduced by the No-Lapse Premium Load and added to the Basic Fund.

• Net Excess Premium is any premium in excess of the Basic Premium. Excess Premium is reduced by the No-Lapse Premium Load and the Excess Premium Load and added to the Excess Fund. Please note, the No-Lapse Premium Load and the Excess Premium Load are only used to determine the benefits provided by this Rider – they are not assessed against any premium made under the Policy or against the Policy’s Accumulated Value.

Example:

Assumptions:

• Annual Premium Threshold for the current year is $10,000

• Premium Received is $15,000

• Basic fund is positive

• No Lapse Premium Load is 5.50%

• Excess Premium Load is 10%

The Net Basic Premium and Net Excess Premium are calculated as follows.

• Basic Premium is $10,000 (lesser of $10,000 and $15,000). Net Basic Premium of $9,450 [$10,000 × (1-5.50%)] will be added to the Basic Fund.

• Excess Premium is $5,000. Net Excess Premium of $4,225 [$5,000 × (1 – 5.50% - 10%)] will be added to the Excess Fund

Example:

Assumptions:

• Annual Premium Threshold for the current year is $10,000

• Premium Received is $15,000

• Basic Fund is -$12,285.

• No Lapse Premium Load is 5.50%

• Excess Premium Load is 10%

The Net Basic Premium and Net Excess Premium are calculated as follows.

• Basic Premium is $13,000. The Net Basic Premium is $12,285 [$13,000 × (1-5.50%)], which, when added to the Basic Fund, brings the Basic Fund to zero.

• Excess Premium is $2,000. Net Excess Premium of $1,690 [$2,000 × (1 – 5.50% - 10%)] will be added to the Excess Fund

No-Lapse Deduction

The No-Lapse Deduction is an amount that is deducted first from the Excess Fund until the Excess Fund is reduced to zero and then from the Basic Fund. The No-Lapse Monthly Deduction is the greater of the No-Lapse Monthly Charge Deduction or the Alternative No-Lapse Monthly Deduction, as described below.

No-Lapse Monthly Charge Deduction. The No-Lapse Monthly Charge Deduction is described in the Rider Specifications and includes the following:

• The No-Lapse Coverage Charge

• The No-Lapse Administrative Charge

• Optional Benefit Charges, if any

• Transactional policy fees and charges, if any

• The No-Lapse Cost of Insurance Charge.

Alternative No-Lapse Monthly Deduction. The Alternative No-Lapse Monthly Deduction is also described in the Rider Specifications and includes:

• Optional Benefit Charges, if any

• Transactional policy fees and charges, if any

• The Alternative No-Lapse Cost of Insurance Charge.

Example:

Assumptions:

• Basic Fund before No-Lapse Deduction is $9,000

• Excess Fund is $3,500

• No-Lapse Monthly Charge Deduction is $3,000

• Alternative No-Lapse Monthly Deduction is $4,000.

Then the Basic and Excess Funds are reduced as follows:

• The No-Lapse Deduction is $4,000 (the greater of $3,000 and $4,000)

• Excess Fund will be reduced to $0

• Basic Fund to $8,500.

No-Lapse Accumulation Amount

The No-Lapse Accumulation Amount is an amount that is added to the Basic Fund and the Excess Fund as follows.

• The Basic Fund No-Lapse Accumulation Amount is added to the Basic Fund. It is equal to the Basic Fund following premium payments, No-Lapse Deduction, withdrawals, loans and other Policy distributions; multiplied by the No-Lapse Accumulation Factor as shown in the Rider Specifications. If your Basic Fund is negative, the accumulation will further reduce your Basic Fund. The No-Lapse Accumulation Factor is 0.002466, which is equivalent to an annual rate of 3%.

• The Excess Fund No-Lapse Accumulation Amount is added to the Excess Fund. It is equal to the Excess Fund following premium payments, No-Lapse Deduction, withdrawals, loans and other Policy distributions; multiplied by the Excess Accumulation Factor as shown in the Rider Specifications. The Excess Fund Accumulation Factor is 0.0016516, which is equivalent to an annual rate of 2%

Example:

Assumptions:

• Basic Fund is $8,500, after premiums and no-lapse deductions.

• Excess Fund is $2,500, after premiums and no-lapse deductions

• No Lapse Accumulation Factor is 0.002466

• Excess Fund Accumulation is 0.0016516

Then the Basic and Excess Funds after the Accumulation Amounts are added are:

• Basic Fund Accumulation Amount is $20.96, and the Basic Fund is $8,520.96

• Excess Fund Accumulation Amount is $4.13, and the Excess Fund is $2,504.13.

Example:

Assumptions:

• Basic Fund is -$5,000, after premiums and no-lapse deductions.

• Excess Fund is $0, after premiums and no-lapse deductions

• No Lapse Accumulation Factor is 0.002466

• Excess Fund Accumulation is 0.0016516

Then the Basic and Excess Funds after the Accumulation Amounts are added are:

• Basic Fund Accumulation Amount is -$12.33, and the Basic Fund is -$5,012.33.

• Excess Fund Accumulation Amount is $0, and the Excess Fund is $0.

Loan Effects on Rider

Loans have an effect on the No Lapse Guarantee Value

• Any new loan, including any loan interest that is added to the loan on an anniversary, will be added to the No-Lapse Guarantee Loan Account Value and will reduce the Excess Fund and then the Basic Fund.

• Any loan repayment will be added to the Basic Fund only to the extent that the Basic Fund is negative. Otherwise, it will be added to the Excess Fund.

Important considerations

The growth of your No-Lapse Guarantee Value depends on a number of factors including, but not limited to, the amount of premium you pay, the timing of your premium payments and any Policy changes. Any modification you make to the originally planned timing of or amount of premium paid and any Policy changes will affect the duration of the No-Lapse Guarantee provided by the Rider. Before making any change to the Policy, please request and review a current illustration.

If your Net No-Lapse Guarantee Value is equal to or less than zero, the benefits under this rider will not be in effect. However, you can restore the no-lapse guarantee benefit by making a premium payment or a loan repayment in an amount sufficient to make your Net No-Lapse Guarantee Value positive.

Some examples of things you should consider:

1. If you defer a payment, you will not receive the Accumulation Amount associated with that premium in the Basic and Excess Fund. If such a deferral would cause your No Lapse Guarantee Value to be negative, you will have to make a sufficient payment to bring the Basic Fund to positive, including any negative Accumulation Amounts.

2. If you defer payments and then try to “catch up” with a single large payment, that payment may be split into a Basic and Excess Premium based on the Annual Premium Threshold. Any premium allocated to the Excess Fund will have lower Accumulation Amounts associated with it.

3. If you take a policy loan, your Basic Fund may be reduced. A loan repayment may not recover the value deducted from the Basic Fund, but instead could be added to the Excess Fund.

4. Any withdrawal will reduce the Excess and Basic Fund. However, a subsequent premium payment to pay back the withdrawal will be affected both by the Annual Premium Threshold and the Basic and Excess fund accumulation amounts, plus associated No-Lapse and Excess Premium Loads.

5. You have the ability to increase the duration of your FDNLG rider by paying higher premiums, subject to the Annual Premium Threshold.

Effect on Policy Values

There is a monthly charge for the FDNLG Rider. The charge is deducted from your Policy’s Accumulated Value as a Monthly Deduction. This charge does not reduce your No-Lapse Guarantee Value. The Rider Charge is shown in the Policy Specifications and equals a monthly rate per dollar of Policy Net Amount at Risk (Rider Charge).

Example:

Assumptions:

• Policy’s Net Amount at Risk is $80,000

• Rider Charge Deduction is 0.0001

Then the Rider Charge associated with the FDNLG rider is $8 ($80,000 × 0.0001).

Rider Termination

The Rider will terminate on the earliest of:

• Your Written Request;

• Policy Surrender;

• The date the Policy is no longer In Force,

• Allocation into any Investment Option that is not an allowable Investment Option and no corrective action was taken, after written notice was provided, to comply with the requirements to continue the Rider;

• Upon electing an increase in Face Amount;

• The end of the Maximum No-Lapse Guarantee Period, as shown in the Policy Specifications; or

• The date when the Net No-Lapse Guarantee Value and the Net Accumulated Value are both less than or equal to zero, so that the Policy will enter its Grace Period. At the end of the Grace Period, the Policy will terminate and no further benefits will be provided by the Rider.

Reinstatement

This Rider may not be reinstated if it was terminated before the date the Policy was no longer In Force. Otherwise, this Rider will reinstate on the date that the Policy is reinstated.

• Overloan Protection 3 Rider

The Rider guarantees that your Policy will not lapse if the Policy Debt is greater than the Policy’s Accumulated Value, resulting in it being overloaned. On or after the earliest exercise effective date, if all Rider Exercise Requirements have been met you may exercise the Rider by submitting a Written Request. This Rider is automatically issued with your Policy.

The Rider After Policy Issue

The Rider cannot be exercised during the first 15 Policy Years or before the Insured is Age 75. There is no charge for this Rider unless you exercise it. Please see Rider Termination below for termination conditions of the Rider before and after exercise. You may not pay premiums or take withdrawals from your Policy after exercise of the Rider. The Rider may not be exercised after the Policy has entered the Grace Period.

Rider Exercise Requirements

The exercise effective date will be the Monthly Payment Date on or next following the date we receive your Written Request to exercise the Rider and all exercise requirements have been met. The earliest exercise effective date is shown in the Policy Specifications. To exercise the Rider, each of the following conditions must be true as of the exercise effective date:

• The Death Benefit Option is Option A. If your policy does not meet this prerequisite, you must change your Death Benefit Option to Death Benefit Option A, by Written Request, prior to Rider exercise. Changes to your Death Benefit Option take effect on the Monthly Payment Date next following your Written Request. Such changes will modify your Total Face Amount and, as a result, this Rider may impact your ability to meet all the exercise conditions described below.

• There must be sufficient Accumulated Value to cover the rider exercise charge as described below.

• The Policy Debt is greater than the Total Face Amount, but less than 99.9% of the Accumulated Value after the charge for this Rider has been deducted from the Accumulated Value.

• There are no projected forced distributions of Accumulated Value for any Policy Year.

• The Guideline Premium Limit for the Policy will remain greater than zero at all times prior to Insured’s Age 100.

• The Policy must not be a Modified Endowment Contract, and exercising this Rider must not cause the Policy to become a Modified Endowment Contract.

• Other than this Rider and any term insurance rider on the Insured that contributes to the Total Face Amount of the policy, any Riders in effect with regularly scheduled charges will be terminated. Additionally, any accelerated death benefit rider will terminate upon exercise of this Rider. Any increases in Face Amount that are scheduled to take effect after exercise of the Rider will be cancelled. The policy must not be in the Grace Period.

Contact us if you have any questions about your eligibility to exercise this Rider.

On the exercise effective date, we:

1. Transfer any Accumulated Value in the Investment Options into the Fixed Account. No transfer charge will be assessed for such transfer, nor will it count against, or be subject to, any transfer limitations then in effect.

2. Upon each Index Account Segment's Maturity, reallocate the Segment Maturity Value into the Fixed Account. No transfer charge will be assessed for such transfer, nor will it count against, or be subject to, any transfer limitations then in effect.

3. Deduct the charge for this Rider from your Policy’s Accumulated Value.

There is a one-time charge to exercise this Rider. The charge will not exceed the Accumulated Value multiplied by the overloan protection rate shown for the Insured’s Age at exercise in the Policy Specifications, as of the exercise effective date. The charge ranges from 1.12% to 4.52% of the Policy’s Accumulated Value, and is based on the Insured’s sex, Risk Class and Age as applicable at the time the Rider is exercised. If you never exercise the Rider, there is no charge for it. After you exercise the Rider, and while it continues in effect, the Policy’s lowest Death Benefit will be the Death Benefit percentage multiplied by the greater of the Accumulated Value or the Policy Debt.

A hypothetical example

For a male standard nonsmoker, Age 85 when the Rider is exercised, the charge will be 2.97% of the Policy’s Accumulated Value on the exercise effective date. If the Policy’s Accumulated Value is $25,000, the charge deducted from the Accumulated Value on the exercise effective date is $742.50. ($25,000 × 2.97% = $742.50).

The Rider After Exercise

After the exercise effective date and as long as the Rider stays in effect, the Policy will not lapse if the Accumulated Value is insufficient to cover Policy charges, even if the insufficiency is caused by overloan.

After the Rider is exercised, the Policy’s Minimum Death Benefit will be the Death Benefit percentage multiplied by the greater of the Accumulated Value or the Policy Debt. Calculation of the Death Benefit, Minimum Death Benefit and Death Benefit Proceeds is described in THE DEATH BENEFIT.

Rider Termination

This Rider will terminate on the earliest of the following events:

• The Policy terminates;

• You make a Written Request to terminate the Rider; or

• If, after the exercise effective date:

• any premium is paid

• any withdrawal is taken

• any loan repayment is made, other than for loan interest due

• any Policy benefit is changed or added at your request

• any transfer among the Investment Options is done at your request.

If the Rider terminates after the exercise effective date and while the Policy is In Force, any amount by which the Policy Debt exceeds the Accumulated Value is due and payable to us.

Possible Tax Consequences

You should be aware that the tax consequences of this Rider have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when this Rider is exercised. You should consult a tax advisor as to the tax risks associated with this Rider.

• Short-Term No-Lapse Guarantee Rider

This Rider provides for the continuation of death benefit coverage for a specified guarantee period, even if the Policy’s Net Accumulated Value is zero, if certain minimum premiums under the Rider are paid.

Rider Eligibility

The Rider is available at Policy issue for Insureds Age 79 and younger and if you choose either Death Benefit Option A or Option B when applying for your Policy. This Rider is automatically added to the Policy if eligibility conditions are met.

Rider Terms

Net Accumulated Value – the Policy Accumulated Value less any Policy Debt.

No-Lapse Guarantee Period – the time during which we guarantee the death benefit will remain In Force as long as the Rider is in effect. This period begins on the Policy Date and will not re-start if insurance Coverage is added or increased.

No-Lapse Guarantee Premium – is an annual amount used during the No-Lapse Guarantee Period to determine the No-Lapse Credit (defined in the How the Rider Works section below). The No-Lapse Credit is used to determine if the Rider is in effect. The No-Lapse Guarantee Premium in effect as of the Policy Date is shown in the Policy Specifications. The No-Lapse Guarantee Premium may change. Any increase in Face Amount, scheduled or not, or addition or increase in insurance Coverage will cause an increase in the No-Lapse Guarantee Premium. A decrease in Face Amount or in other insurance Coverage will not cause a decrease in the No-Lapse

Guarantee Premium. If the No-Lapse Guarantee Premium changes as a result of such a change, we will inform you of the amount of the changed No-Lapse Guarantee Premium.

How the Rider Works

This Rider guarantees that the Policy will continue in effect until the end of the No-Lapse Guarantee Period (which ranges from 5 to 20 years based on the Insured's age at Policy issue) shown in the Policy Specifications if:

• you pay a premium by the beginning of each Policy month at least equal to one twelfth of the No-Lapse Guarantee Premium,

• you have taken no Policy loans or withdrawals, and

• there have been no changes (scheduled or unscheduled) in Face Amount under this Policy.

The No-Lapse Credit is used to determine if the guarantee under this Rider is in effect. It is calculated at the beginning of each Policy month during the No-Lapse Guarantee Period. The No-Lapse Credit as of the Policy Date, which is also the first Monthly Payment Date, is equal to the premium paid less one-twelfth of the No-Lapse Guarantee Premium. On any other Monthly Payment Date, the No-Lapse Credit is equal to:

• The No-Lapse Credit as of the prior Monthly Payment Date multiplied by (i), where:

– i = no greater than 1.00327374 if the No-Lapse Credit is negative; otherwise,

– i = 1.00000;

• Plus premiums received since the prior Monthly Payment Date;

• Less withdrawals taken since the prior Monthly Payment Date; and

• Less one-twelfth of the then current No-Lapse Guarantee Premium.

For the guarantee under this Rider to be in effect, the No-Lapse Credit less Policy Debt must be equal to or greater than zero.

If the guarantee under this Rider has become ineffective because the No-Lapse Credit less Policy Debt is less than zero, the guarantee under this Rider may be brought back into effect by paying additional premium equal to the amount of premium necessary after deduction of the Premium Load so that the No-Lapse Credit less Policy Debt is equal to zero (the “Catch-Up” premium).

If the guarantee under this Rider is in effect, and if your Policy would lapse in the absence of this Rider due to insufficient Net Accumulated Value (the Accumulated Value less Policy Debt), to cover the Monthly Deductions due, the Policy will not enter the Grace Period and will not lapse. Instead, the Policy will continue under the guarantee provided by this Rider and it will stay In Force as long as the No-Lapse Credit less Policy Debt is equal to or greater than zero.

If the Policy is continued under the guarantee provided by this Rider, then the Policy has no Net Accumulated Value from which Monthly Deductions can be collected. Any such uncollected amounts are accumulated without interest and the result is called the Monthly Deductions Deficit. Any net premium received when the Policy is continued under the guarantee provided by this Rider will first be used to reduce the Monthly Deductions Deficit. After the Monthly Deductions Deficit is reduced to zero, any excess will be applied to the Accumulated Value, as described in your Policy. If you want to keep your Policy In Force at the end of the Guarantee Period, you must make a payment sufficient to reduce the Monthly Deductions Deficit to zero. In such case, any excess will then be applied to the Accumulated Value, as described in your Policy.

Effect on Other Riders

If the Policy is continued under the guarantee provided by this Rider, any attached Riders will continue or end according to their respective terms.

Rider Termination

This Rider will end on the earliest of:

• Your Written Request;

• If you add any Rider that has charges;

• The date when the No-Lapse Credit and the Net Accumulated Value are both less than zero, unless a Catch-Up premium is made; or

• At the end of the Guarantee Period.

Rider Reinstatement

If the Policy has lapsed and you later wish to reinstate it, you will need to satisfy the reinstatement conditions described in the Policy. Upon Policy reinstatement we will bring forward any Catch-Up Amount and any Monthly Deductions Deficit, without interest. Any

Catch-Up Amount existing at the time of lapse will need to be paid upon Policy reinstatement if you wish the Short-Term No Lapse Guarantee Benefit provided under this Rider to be in effect. See Lapsing and Reinstatement – Reinstating a lapsed Policy.

• Annual Renewable Term Rider – Additional Insured

Provides annual renewable term insurance equal to the Rider Face Amount on any member of the Insured’s immediate family who is Age 90 or younger at the time the Rider is issued. We refer to each person insured under the Rider as a covered person. You have the flexibility to delete a covered person from the Rider, or, with satisfactory evidence of insurability, you may add a covered person. We may deduct an administrative charge not to exceed $100 from your Policy’s Accumulated Value on the effective date of any such addition of a covered person. This Rider does not have a cash value. This Rider must be elected at Policy issue.

See the FEE TABLE – RIDERS THAT PROVIDE ADDITIONAL BENEFITS for Rider charge information.

Rider Terms

Additional Insured – means the person named as the Insured under this Rider.

Primary Insured – means the person named as the Insured under the Policy.

Rider Coverage Layer – a layer of insurance coverage under this Rider. There may be one or more Rider Coverage Layers. Each Rider Coverage Layer has its own Face Amount, Risk Class, Coverage Layer Date, and set of charges as shown in the policy specifications.

Rider Face Amount – the sum of the Face Amounts of all Rider Coverage Layers under this Rider.

Increase or Decrease of Rider Face Amount

You may request an increase or decrease of the Rider Face Amount.

You may submit an application to increase the Rider Face Amount. Your application must include Evidence of Insurability satisfactory to us and is subject to our approval. The effective date of the increased Rider Face Amount will be the first Monthly Payment Date on or next following the date all required conditions are met or any other date you request and we approve. We reserve the right to limit increases to one per policy year and to charge a fee to evaluate insurability. Upon approval of any such increase, we will send you a Supplemental Schedule of Coverage.

You may request a decrease in the Rider Face Amount by Written Request, one time per Policy Year. The decrease will be effective on the Monthly Payment Date on or next following the date we approve your Written Request. The Rider Face Amount and associated Rider Charges will be decreased in order, beginning with decreases to any requested increase in Rider Face Amount and followed by decreases in the initial Rider Face Amount.

Death of Additional Insured

Upon receipt of satisfactory evidence of the Additional Insured’s death, such as a certified copy of the death certificate or other lawful evidence providing equivalent information, the Rider Face Amount will be paid to the Additional Insured’s designated beneficiary. If no beneficiary has been designated, then the Rider Face Amount Proceeds will be paid to the Owner of the Policy.

Upon payment of the Rider Face Amount Proceeds, this Rider will terminate.

Rider Face Amount Proceeds

The Rider Face Amount Proceeds (“Proceeds”) is the amount payable upon the Death of the Additional Insured. We will pay the Proceeds within two months after we receive, at our Administrative Office, the following:

• Satisfactory evidence of the Additional Insured’s death as described in Death of the Additional Insured;

• Proof of the claimant’s legal interest in the proceeds(see below); and

• Sufficient evidence that any legal impediments to payment of Proceeds that depend on parties other than us have been resolved. Legal impediments to payment include, but are not limited to (a) the establishment of guardianships and conservatorships; (b) the appointment and qualification of trustees, executors and administrators; (c) submission of information required to satisfy state and federal reporting requirements; and (d) conflicting claims.

When we receive notice of a potential claim, we will provide a Claim Form to the claimant. The claimant shall submit a completed and signed Claim Form and a certified copy of the death certificate for the Additional Insured. If you do not receive a Claim Form after notifying us of an Additional Insured’s death, please contact us at (800) 347-7787 or contact your life insurance producer.

We will pay interest on the Proceeds from the date of the Additional Insured’s death at a rate not less than the Minimum Annual Interest Rate for Funds Left on Deposit, shown in your Policy Specifications. If payment of Proceeds is delayed more than 31 calendar days after we receive satisfactory evidence of the Additional Insured’s death, we will pay Death Benefit Proceeds Additional Interest annually, at the rate shown in the Policy Specifications beginning with the 31st calendar day referenced above. Rider Face Amount Proceeds are paid as a lump sum unless you choose another payment method.

Conversion

This Rider may be converted to a new Policy on the life of the Additional Insured, either:

• Upon termination of the Policy due to death of the Primary Insured under the Policy (see below);

• At any time before the Additional Insured becomes Age 65, as long as the Rider is In Force; or

• During the first two years this Rider is In Force regardless of the Additional Insured’s Age.

Once we are notified of the Primary Insured’s death, we will provide written notice regarding the additional coverage and that the Additional Insured may convert their coverage to an individual policy without providing evidence of insurability.

The Face Amount for this Rider will be cancelled on the issue date of any new policy. The Face Amount of the new policy will be the same as, or lower than, the Face Amount of this Rider, provided that such Face Amount is at least equal to the minimum issue amount at the time of conversion. At the time of conversion, the new policy will be based on a plan of permanent life insurance that we make available for this purpose and will be issued using the same Risk Class or, if the same Risk Class is not available, using an available Risk Class that is equivalent to the Risk Class of this Rider. The new policy will be issued at our published rates which apply for the Additional Insured’s Age on the issue date of the new policy. Riders will not be included in the new policy without our consent.

Termination

The Rider will terminate on the earliest of:

• your Written Request;

• the date the Rider Face Amount Proceeds are paid;

• the date the Additional Insured becomes Age 121; or

• the date the Policy is no longer In Force, except if death of the Primary Insured occurs while the Policy is In Force, this Rider will remain in effect after the Policy is no longer In Force until the first Monthly Payment Date on which the Rider charges cannot be deducted from the Policy’s Accumulated Value.

Reinstatement

If the Policy lapses and is later reinstated, then as long as this Rider was in effect on the date the Policy was no longer In Force, this Rider may also be reinstated. To reinstate this Rider, we will require Evidence of Insurability satisfactory to us that the Additional Insured is insurable in at least the same Risk Class as when the Policy was issued.

• Benefit Distribution Rider (BDR)

This Rider provides that all or a portion of the Policy’s Death Benefit Proceeds will be paid as a series of periodic payments. There is no separate charge included in the Monthly Deduction for this Rider. This Rider must be elected at Policy Issue. This Rider is not available in Louisiana and Utah. Please see APPENDIX A: State Law Variations for additional information.

At the time of application, the policyowner must elect the following:

• The Periodic Payment Percentage – an amount between 50 and 100% of the Death Benefit Proceeds that will be paid under the Rider

• The BDR Duration: This is the number of years (between 5 and 30) that the payments will be made

• The BDR Frequency: This is either annual payments or monthly payments.

Certain riders attached to your Policy may restrict your ability to request unscheduled increases in Coverage Layers and therefore restrict any changes to the Benefit Distribution Elections. If you have exercised the Premier Living Benefits Rider 2, Premier Living Benefits Rider, the Overloan Protection 3 Rider or the Terminal Illness Rider, you are not eligible to request unscheduled increases in Coverage Layers and therefore changes to the Benefit Distribution Elections will be restricted.

The amount of the Death Benefit Proceeds payable under the BDR is the Benefit Distribution Amount, and is calculated by multiplying the Death Benefit Proceeds by the Periodic Payment Percentage. Any amount of the Death Benefit Proceeds not paid under the BDR is paid as described by your policy, either as a lump sum or under one of the other available income options. Death Benefit Proceeds are paid based on your BDR elections and the beneficiary of the policy will not be able to change those terms, even upon the death of the Insured.

Each periodic payment is determined by multiplying the Benefit Distribution Amount by the Benefit Distribution Factor. We determine the Benefit Distribution Factor based upon the BDR Duration, the BDR Frequency, and a 2% interest rate as shown in your Policy Specifications.

In accordance with IRS rules and regulations, a portion of each such periodic payment is reportable as interest income that may be taxable. We will annually report this interest income to the beneficiary and the IRS as required.

Periodic Payment Example

Given the characteristics below:

Policy Face Amount = $100,000

Death Benefit Periodic Payment Percentage = 75%

Duration of Periodic Payments (Years) = 10

Frequency of Periodic Payments = Annual

Benefit Distribution Factor = 0.109323914

Death Benefit at time of death = $100,000

Policy Debt at time of death = $0

The lump sum Death Benefit payment will be $25,000. ((100% - 75%) × 100,000). If the death occurred on a policy monthiversary date and periodic payments began the following month, each periodic payment will be $8,199.29. (75% × 100,000 × 0.109323914). The amount of each periodic payment treated as taxable income is $699.29. (8,199.29 – (100,000 × 75% / 10).

This Rider has no charge against the policy’s Accumulated Value. On a non-guaranteed basis, you may receive a BDR credit which would reduce the cost of insurance charges under the Policy for policies that have the Benefit Distribution Rider. However, the 2% interest rate used in the calculation of the payment is fixed and will not change, and may be lower than the interest rate that could be used to calculate similar payments under one of our other options available at the time of a death claim. You should contact us or your life insurance producer for more detailed information on other available income options.

Reduction to Cost of Insurance with BDR Example

Given the characteristics below:

Policy Face Amount = $100,000

Death Benefit Periodic Payment Percentage = 75%

Duration of Periodic Payments (Years) = 10

Frequency of Periodic Payments = Annual

An example of the reduction to cost of insurance charges during the first 5 policy years for a Policy with the Benefit Distribution Rider can be seen in the table below:

	Current Reduction to Cost of Insurance			Guaranteed Reduction to Cost of Insurance
Policy Year	Current Cost of Insurance Without BDR	Current Cost of Insurance With BDR	Reduction to Cost of Insurance With BDR	Current Cost of Insurance Without BDR	Current Cost of Insurance With BDR	Reduction to Cost of Insurance With BDR
1	$50.65	$47.22	$3.43	$50.65	$50.65	$0
2	$72.37	$67.19	$5.18	$72.37	$72.37	$0
3	$92.18	$85.37	$6.81	$92.18	$92.18	$0
4	$109.31	$100.95	$8.36	$109.31	$109.31	$0
5	$125.99	$116.06	$9.93	$125.99	$125.99	$0

Periodic payments will be determined as of the date of death. They become payable within 31 days following the Insured’s date of death and will be paid on the monthly or annual basis for the number of years in the BDR Duration. We will pay penalty interest on any periodic payment not paid when due at a rate not less than required by applicable law.

• Conversion Rider

Allows you to convert certain Eligible Coverages into a new Policy at any time during the conversion Policy year, as shown in the Policy Specifications. This Rider is automatically added to the Policy.

Rider Term:

Eligible Coverage- is Coverage under the Policy that qualifies for conversion, as shown in the Policy Specifications.

How the Rider Works:

You may request to have your new policy issued on any other permanent life insurance policy that we make available for conversions at the time of your conversion request. We will issue your new policy at the same Risk Class as this Policy. However, if you have increased your Policy’s Face Amount, resulting in your Policy having one or more Coverage Layers with Risk Classes that differ from the Risk Class for the Policy’s original Face Amount, the new policy will be issued at the Risk Class of the Policy’s most recent Coverage Layer.

If you exercise the Rider, we will not impose a surrender charge on this Policy and we will not require any evidence of insurability for the conversion. If you exercise the Rider, we will issue the new policy you selected and Coverage under this Policy will terminate.

The Rider will terminate on the earliest of your Written Request, the death of the Insured, or the date the Policy is no longer In Force.

• Premier LTC Rider

(This Rider is called “Accelerated Death Benefit Rider for Long-Term Care” in your Policy)

The Premier LTC Rider (LTC Rider) is a long-term care insurance rider that provides benefits for Covered Services incurred for Adult Day Care, Assisted Living Care, Home Health Care, Hospice Care, and Nursing Home Care. The Rider accelerates all or a portion of the Policy’s Death Benefit if you become Chronically Ill. You can only elect the LTC Rider at Policy issue. The Rider allows the Policy Owner to accelerate the Policy’s death benefit proceeds as a monthly benefit for Covered Services while the Insured is Chronically Ill and receiving Qualified Long-Term Care Services at an approved location as prescribed under a Plan of Care, subject to the limitations, exclusions and eligibility conditions defined in the Rider (see the Limitations, Exclusions and Eligibility Conditions for Benefits subsection below).  We assess a monthly charge for the Rider. For more information, please see APPENDIX A: State Law Variations. This Rider must be elected at Policy Issue.

This Rider cannot be added to any policy that has the Premier Living Benefit Rider 2 attached. You may elect both the Terminal Illness Rider and the LTC Rider at policy issue, as long as the Insured meets the eligibility requirements for each rider.

30-Day Right to Examine

The Owner has 30 days from the day this Rider is received to examine and return it to us if the Owner decides not to keep this Rider.  The Owner does not have to tell us the reason for returning this Rider.  The Rider can be returned to us at our Administrative Office or to the Producer through whom it was bought.  If you wish to cancel the Rider without cancelling the Policy, you must return the Policy and this Rider to us so that we can send you back the Policy without this Rider.  We will refund, as a credit to the Policy, the full amount of any Rider Charges paid within 30 days of such a Rider return and the Rider will be void from the start.

Rider Charge

We assess the LTC Rider Charge on each Monthly Payment Date and deduct it from the Policy’s Accumulated Value. The maximum monthly charge for this Rider is equal to (a × b) where:

(a) is the Maximum Monthly LTC Rider Charge Rate as shown in the Policy Specifications divided by 1000; and

(b) is the LTC Net Amount at Risk.

During any Claim Period, we will waive any LTC Rider Charges that would occur as part of the Policy Monthly Deduction. Any LTC Rider Charges will also be waived when calculating any waiver of charges coverage on the Policy. The charges will resume when the Claim Period is no longer in effect. Rider charges will apply during any Elimination Period.

A hypothetical example of a Maximum Monthly LTC Rider Charge Calculation:

Assume the following:

• Policy Death Benefit is $1,000,000

• LTC Coverage Amount is $750,000

• Policy Net Amount at Risk (NAR) is $948,351

• Maximum Monthly LTC Rider Charge rate per $1000 of LTC NAR is 0.3426

LTC NAR = $711,263.25. The LTC Net Amount of Risk (NAR) is calculated on each Monthly Payment Date as [a × b] ÷ c where:

(a) is the LTC Coverage Amount;

(b) is the Policy’s Net Amount at Risk; and

(c) is the Policy’s Death Benefit.

LTC Rider Charge = [Maximum Monthly LTC Rider Charge Rate ÷ 1000] x LTC NAR = $243.68

Rider Terms

Acceleration Percentage – an amount used to calculate Policy and Rider values after a benefit payment and after the corresponding reduction to the Policy’s Total Face Amount. It is calculated after each benefit payment as the LTC Benefit Amount divided by the Policy Death Benefit prior to the benefit payment.

Activities of Daily Living – generally include the following self-care functions:

• Bathing oneself

• Continence

• Dressing oneself

• Feeding oneself

• Getting oneself to and from the toilet

• Transferring oneself into or out of a bed, chair or wheelchair.

The Rider attached to your Policy contains more detailed information about these self-care functions.

Adjusted LTC Coverage Amount – the amount used to calculate the Maximum Monthly Benefit Payment Amount. If no benefits have been paid under the Rider, the Adjusted LTC Coverage Amount is equal to the LTC Coverage Amount. Any decrease to LTC Coverage Amount will also decrease the Adjusted LTC Coverage Amount by the same dollar amount, except that the Adjusted LTC Coverage Amount will not be reduced for a benefit payment under this rider. We do not allow increases to the Adjusted LTC Coverage Amount.

Assessment –an evaluation done in the United States by a Licensed Health Care Practitioner to determine or verify that the Insured is a Chronically Ill Individual.

Assisted Living Care – personal/custodial monitoring and assistance with Activities of Daily Living provided in a residential setting in an Assisted Living Facility.

Assisted Living Facility – a facility that is licensed or certified or complies with the state’s facility licensing requirements to engage primarily in providing ongoing Assisted Living Care and related services as described in the Rider.

Chronically Ill Individual – an Insured who has been certified in writing as:

• Being unable to perform at least two Activities of Daily Living without hands-on or standby assistance from another individual for a period of at least 90 days due to a loss of functional capacity; or

• Requiring substantial supervision by another person for protection from threats to the Insured’s health or safety due to a Severe Cognitive Impairment as described in the Rider.

Claim Forms – we will provide Claim Forms for the filing of a Proof of Loss when we receive the notice of claim. If the Owner, Insured or Insured’s Representative does not receive the necessary Claim Forms within 15 days, a Proof of Loss can be filed without them by sending us a letter which describes the occurrence, the character and the extent of the loss for which the claim is made. That letter must be sent to us at our Administrative Office within the time noted below under Proof of Loss.

Claim Period- an uninterrupted period of time during which benefits are being paid under this Rider. The Claim Period for an occurrence begins on the date a benefit payment is made. After the final benefit payment for an occurrence is made, the Claim Period terminates at the end of the day prior to the next Monthly Payment Date.

Confinement or Confined – an Insured who is a resident in a Nursing Home Facility, an Assisted Living Facility or a Hospice Care Facility for a period for which a room and board charge is made.

Covered Services – the types of Qualified Long-Term Care Services the Insured must receive and must be prescribed under a Plan of Care in order to qualify for a benefit to be payable under this Rider.

Elimination Period –the total number of days that the Insured is a Chronically Ill Individual before benefits are payable. The Elimination Period is 90 days for all covered services. The Elimination Period must only be met once; any subsequent claim will not be subject to a new Elimination Period

Home Health Care –medical and non-medical services, provided to ill, disabled or infirm persons by a Home Health Care Agency in their residences.

Home Health Care Agency –an entity that is licensed or certified to provide Home Health Care for compensation by the state in which it operates and employs staff who are qualified by training or experience to provide such care.

Hospice Care –services designed to provide palliative care and alleviate the Insured’s physical, emotional and social discomforts if he or she is Terminally Ill and in the last phases of life.

Hospice Care Facility –a facility that is appropriately licensed or certified to provide Hospice Care in the state in which it operates.

Immediate Family Member – the Insured’s Spouse and the parents, brothers, sisters and children of either the Insured or the Insured’s Spouse by blood, adoption or marriage.

In Good Order – the date the applicable Elimination Period has been completed and all of the requirements under the eligibility conditions for the payment of benefits under this Rider have been met and verified by us.

Licensed Health Care Practitioner – a physician, a registered professional nurse, licensed social worker or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury of the United States. A Licensed Health Care Practitioner must reside in the United States and cannot be you or an Immediate Family Member.

LTC Coverage Amount – the total benefits payable under the Rider, adjusted for certain policy transactions as further described in LTC Coverage Amount.

LTC Net Amount at Risk (NAR) – the LTC NAR is calculated on each Monthly Payment Date as (a) multiplied by (b) divided by (c) where:

 (a) is the LTC Coverage Amount;

 (b) is the Net Amount at Risk of the Policy; and

 (c) is the Death Benefit of the Policy.

Maintenance or Personal Care Services – means any care the primary purpose of which is the provision of needed assistance with any of the disabilities as a result of which the Insured is a Chronically Ill Individual. This includes protection from threats to health and safety due to Severe Cognitive Impairment.

Minimum LTC Coverage Amount – the minimum amount of long term care coverage available under the Rider; generally $50,000 but varies by state and is shown in your policy specifications.

Minimum Premium Requirements – if your Policy has minimum earnings benefits, any Minimum Premium Requirement is reduced on the date of the claim by an amount equal to the Minimum Premium Requirement prior to the benefit payment multiplied by the

Acceleration Percentage. The total premium paid used to meet any Minimum Premium Requirement is reduced on the date of the claim by an amount equal to the total premium paid prior to the benefit payment multiplied by the Acceleration Percentage.

Monthly Per Diem Limitation – the Per Diem Limitation declared by the Internal Revenue Service and in effect on the date any LTC Benefit is effective, multiplied by the Maximum Per Diem Limitation Percentage shown in the Policy Specifications then multiplied by 30. The IRS releases updated Per Diem Limitations annually.  Current Per Diem Limitations can be found on the IRS’ website at www.irs.gov. You may also contact us at our Life Insurance Operations Center to request a quote for the current Limitations.

Nursing Home Care –nursing care and related services provided on an in-patient basis by a Nursing Home Facility.

Nursing Home Facility – a facility or distinctly separate part of a hospital or other institution that is appropriately licensed or certified or complies with the state’s facility licensing requirements to engage primarily in providing Nursing Home Care to inpatients under a planned program supervised by a Physician.

Option C Amount – if Death Benefit Option C is elected, the Option C Amount is the Policy’s Total Face Amount plus premiums paid, less any withdrawals (WD) or other distributions and is subject to Death Benefit Option C Limit as described in the Policy Specifications.

Physician – a doctor of medicine or osteopathy legally authorized to practice medicine and surgery by the state in which he or she performs such function or action (as defined in Section 1861(r)(1) of the Social Security Act).

Plan of Care – a written individualized plan of services which is appropriate and consistent with the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). An approved Plan will be consistent with the care needs that were verified during the process of establishing that the Insured is a Chronically Ill Individual.  When we have received all information required to verify the Plan of Care, which will include the proposed provider of long term care services, we will generally complete the verification process within ten business days of the date of the claimant’s benefit eligibility approval.

Proof of Loss – written Proof of Loss is information satisfactory to us that describes and confirms that the Insured has met the eligibility requirements for the payment of benefits. We will request Proof of Loss; we may require Proof of Loss from the Insured on a monthly or per occurrence basis. An occurrence is an uninterrupted period of time during which the Insured is claiming benefits under this Rider. If the Insured recovers, but later opens a new claim, the subsequent claim will be considered a new occurrence. You must provide written Proof of Loss within 90 days after the occurrence or commencement of any loss covered for which benefits are claimed. However, we will still consider a claim if it was not possible to secure proof within the 90-day time frame and you provided the Proof of Loss as soon as reasonably possible thereafter. Except in the absence of legal capacity, we will not consider an expense to be a Covered Expense if Proof of Loss for that expense is furnished more than one year after the date the proof is otherwise required.

Qualified Long-Term Care Services – services that meet the requirements of Section 7702B(c)(1) of the Internal Revenue Code of 1986, as amended, as follows: necessary diagnostic, preventative, therapeutic, curing, treating, mitigating and rehabilitative services, and Maintenance or Personal Care Services which are required by a Chronically Ill Individual and are provided pursuant to a Plan of Care prescribed by a Licensed Health Care Practitioner.

Severe Cognitive Impairment – means a deficiency in an individual’s short or long-term memory, orientation as to person, place and time, deductive or abstract reasoning, or judgment as it relates to safety awareness.

Terminally Ill – means the Insured has a life expectancy of 12 months or less, as certified by a Physician.

Limitations, Exclusions and Eligibility Conditions for Benefits

To receive the Rider Benefit, you must satisfy the following conditions:

• A Licensed Health Care Practitioner certifies the Insured as being a Chronically Ill Individual;

• The Insured receives care that is a Covered Service under this Rider and care is provided pursuant to a written Plan of Care;

• Coverage under this Rider is In Force on the date(s) the care is received;

• Any assignee or any irrevocable Beneficiary under the Policy must provide written consent to payment of benefits;

• The applicable Elimination Period has been satisfied.

If the Insured recovers from a Chronic Illness and the LTC Coverage Amount has not been exhausted, a new claim may be initiated, subject to the same eligibility requirements that applied to the initial claim. However, the Elimination Period will already have been satisfied. Benefits for subsequent claims will be calculated in the same manner as they were for the initial claim.

You must elect to accelerate benefits under the Policy by making a claim for benefits under this Rider. If the entire Death Benefit under the Policy is accelerated under the terms of this Rider, the Policy will terminate.

Certain pre-existing condition limitations apply. A pre-existing condition is any condition for which the Insured received medical advice or treatment in the six months preceding the LTC Rider Effective Date. If the Insured is Confined for a pre-existing condition that was disclosed in the application, that condition is considered a covered expense and the Elimination Period will begin on the

Rider Effective Date. We will not pay benefits for a Confinement due wholly or in part to a pre-existing condition which is not disclosed in the application if the need for services begins during the first six months after the Rider Effective Date.

The Rider will not pay benefits for:

• Care or services provided by the Insured’s Immediate Family unless:

• He or she is a regular employee of an organization which is providing the treatment, service or care; and

• The organization receives the payment for the treatment, service or care;

• Care or services for which no charge is made in the absence of insurance;

• Care or services that result from an attempt at suicide (while sane or insane) or an intentionally self- inflicted injury;

• Care or services that result from alcoholism or drug addiction;

• Care or services that result from committing or attempting to commit or participating in a felony, riot or insurrection;

• Care or Services received outside the United States unless the initial and any annual renewal certifications are completed by a Licensed Health Care Practitioner.

• Care or services that result from active duty in the armed forces of any nation or international government or units auxiliary thereto, or the National Guard;

• Care or services that result from war or any act of war, whether declared or undeclared;

• Treatment provided in a government facility (unless current or future law requires that this Rider provide coverage);

• Services for which benefits are available under Medicare or other governmental program (except Medicaid), any state or federal workers’ compensation, employer’s liability or occupational disease law, or any motor vehicle no-fault law; or

• Services received while this Rider is not In Force, except as provided in the Extension of Benefits provision.

LTC Coverage Amount

The LTC Coverage Amount is the maximum amount of benefits payable under this Rider. The initial LTC Coverage Amount is shown in the Policy Specifications and is adjusted thereafter as described below. The LTC Coverage Amount will never exceed the Policy’s Total Face Amount, or, if Death Benefit Option C is in effect, the lesser of the Total Face Amount or the Option C Amount.

The LTC Coverage Amount will be decreased at the time:

• we receive your Written Request;

• we pay a benefit in accordance with the terms of the Rider;

• a withdrawal from the Policy occurs; or

• the LTC Coverage Amount is greater than the Policy’s Total Face Amount; or, if you selected Death Benefit Option C, the LTC Coverage Amount will be decreased to the lesser of the Policy’s Total Face Amount or the Option C Amount.

Transaction	Reduction to LTC Coverage Amount	LTC Coverage Amount After Transaction
Benefit Payment	LTC Benefit Amount	A – B where: A is the LTC Coverage Amount before Benefit Payment; and B is the LTC Benefit Amount See Example #1 below
Withdrawal	Withdrawal /Policy Death Benefit x LTC Coverage Amount	A x ( 1- B/C) where: A is the LTC Coverage Amount before the withdrawal; B is the Withdrawal; and C is the Policy Death Benefit before the withdrawal See Example #2 below
Other reduction to the Total Face Amount (Death Benefit Option A or B is in effect)	Maximum of A or (B – C) where: A is 0; B is the LTC Coverage Amount; and C is the Policy Face Amount after the face reduction	Minimum of A or B where: A is the LTC Coverage Amount before the reduction to Total Face Amount; and B is the Total Face Amount after the reduction See Example #3 below
Other reduction to the Total Face Amount (Death	Maximum of A or (B – C) where:	Minimum of A, B or C where:

Transaction	Reduction to LTC Coverage Amount	LTC Coverage Amount After Transaction
Benefit Option C is in effect)	A is 0; B is the LTC Coverage Amount; and C is the lesser of Policy Face Amount after the face reduction or the Option C Amount after the face reduction

A is the LTC Coverage Amount before the reduction to Total Face Amount;

B is the Total Face Amount after the reduction;

C is the Option C Amount after the reduction to Total Face Amount

See Example #4 below

If no benefits have been paid under the Rider, the Adjusted LTC Coverage Amount is equal to the LTC Coverage Amount. Any decrease to LTC Coverage Amount will also decrease the Adjusted LTC Coverage Amount by the same dollar amount, except that the Adjusted LTC Coverage Amount will not be reduced for a benefit payment under this rider. We do not allow increases to the Adjusted LTC Coverage Amount.

Hypothetical Example #1:

Assume the following:

• LTC Coverage Amount at issue is $750,000 and Total Face Amount is $1,000,000

• LTC Benefit Amount = $10,000

Then:

LTC Coverage Amount = $740,000 ($750,000 - $10,000)

Adjusted LTC Coverage Amount = $750,000 (benefit payment does not reduce the Adjusted LTC Coverage Amount)

Hypothetical Example #2:

Assume the following:

• LTC Coverage Amount is $740,000;

• Death Benefit Option B

• Adjusted LTC Coverage Amount is $750,000,

• Total Face Amount is $1,000,000

• Accumulated Value is $50,000

• Death Benefit is $1,050,000

• Withdrawal processed for $25,000

Then:

LTC Coverage Amount after WD = LTC Coverage Amount before Withdrawal x (1 – WD/DB) = $722,380.95

This is a reduction of $17,619.05 (740,000 – 722,380.95). The same dollar amount reduces the Adjusted LTC Coverage Amount.

Adjusted LTC Coverage Amount = $732,380.95

Hypothetical Example #3:

Assume the following:

• LTC Coverage Amount is $722,380.95

• Adjusted LTC Coverage Amount is $732,380.95

• Total Face Amount is $1,000,000

If there is a policy transaction that reduces the Total Face Amount to $800,000 there is no reduction to the LTC Coverage Amount or the Adjusted LTC Coverage Amount. This is because the LTC Coverage Amount of $722,380.95 is still less than the Total Face Amount after reduction to $800,000.

If a there is a policy transaction that reduces the Total Face Amount to $600,000, then the LTC Coverage Amount is reduced to $600,000 so that the LTC Coverage Amount does not exceed the Total Face Amount. This is a reduction of $122,380.95 and this same dollar amount will reduce the Adjusted LTC Coverage Amount. The Adjusted LTC Coverage Amount after this reduction is $610,000.

Hypothetical Example #4: (Option C)

Assume the following:

• LTC Coverage Amount is $950,000

• Adjusted LTC Coverage Amount is $950,000

• Total Face Amount is $1,000,000

• DB Option C is in effect

• Cumulative Premiums = 100,000

• Cumulative Withdrawals = 150,000

The Option C Amount before the face reduction = 950,000 (1,000,000 + 100,000 – 150,000)

The Face Amount is reduced to 975,000

After this reduction to Total Face Amount, the Option C Amount is 925,000 (975,000 + 100,000 – 150,000)

Although the LTC Coverage Amount does not exceed the Total Face Amount after the reduction to the Total Face Amount, the LTC Coverage Amount does exceed the Option C Amount. Therefore, after the reduction to the Total Face Amount, the LTC Coverage Amount is reduced to $925,000. (The Adjusted LTC Coverage Amount is also reduced to $925,000).

The Rider at Exercise

The LTC Benefit Amount is the lesser of the dollar amount you requested or the Maximum Monthly Benefit Payment Amount available under this Rider. Any requested LTC Benefit Amount may not be less than the Minimum Monthly Benefit Payment Amount.

The Maximum Monthly Benefit Payment Amount is the lesser of:

• The Maximum Monthly Percentage multiplied by the Adjusted LTC Coverage Amount; or

• The Monthly Per Diem Limitation; or

• The LTC Coverage Amount.

The Maximum Monthly Percentage is the maximum percentage of the Adjusted LTC Coverage Amount that will be paid as a monthly LTC Benefit. You elect the Maximum Monthly Percentage shown in the Policy Specifications at Policy issue and cannot change it thereafter.

Provided the Policy is not in its Grace Period, the amount of the LTC Benefit Proceeds is equal to (a - b) where:

(a) is the LTC Benefit Amount; and

(b) is any Policy Debt immediately prior to the benefit payment, multiplied by the Acceleration Percentage.

LTC Benefit Proceeds During Policy Grace Period - If benefit payment is made while the Policy is in its Grace Period, we reduce the payment by any unpaid Monthly Deductions. The LTC Benefit Proceeds are equal to: (a – b – c) where:

(a) is the LTC Benefit Amount; and

(b) is any Policy Debt immediately prior to the benefit payment, multiplied by the Acceleration Percentage; and

(c) is any Monthly Deductions due and unpaid immediately prior to the benefit payment, multiplied by 1 minus the Acceleration Percentage.

If (b + c) is greater than (a), no benefit payment will be made and the Policy will remain In Force.

A hypothetical example where the Policy is not in the Grace Period:

Assume the following:

• LTC Coverage Amount is $750,000

• LTC Benefit Amount is $10,000

• Policy Debt before the benefit payment is $5,000

• Policy Death Benefit before the LTC Benefit Amount is $1,000,000

Acceleration Percentage = 10,000 ÷ 1,000,000 = 1%

LTC Benefit Proceeds = 10,000 – (5,000 x 1%) = $9,950.00

A hypothetical example where the Policy is in the Grace Period:

Assume the following:

• LTC Coverage Amount is $750,000

• LTC Benefit Amount is $10,000

• Policy Accumulated Value is $15,000

• Policy Debt before the benefit payment is $15,200

• Monthly Deductions due and unpaid is $200

• Policy Death Benefit before the LTC Benefit Amount is $1,000,000

Acceleration Percentage = 10,000 ÷ 1,000,000 = 1%

We will reduce Policy Debt, Accumulated Value and Monthly Deductions due and unpaid each by the Acceleration Percentage (1%):

• Accumulated Value after the benefit payment is $14,850

• Policy Debt after the benefit payment is $15,048

• Monthly Deductions due and Unpaid after the benefit payment is $198.00

LTC Benefit Proceeds = $10,000 - $152 - $198 = $9,650.00

If a benefit payment is made on the Monthly Payment Date, the benefit payment will be processed before the calculation of the Policy Monthly Deductions.

Your Policy After Exercising the Rider

When you exercise the Rider and we make a Benefit payment, the following values will be reduced by an amount equal to the value below multiplied by the Acceleration Percentage:

• the Policy’s Total Face Amount;

• the Policy’s Accumulated Value;

• any Alternate Accumulated Value of the Policy or any rider;

• any Policy debt;

• any alternate loan values;

• any Surrender Charge applicable for each Coverage Layer unless the Policy has a Maximum Surrender Charge. If your Policy has a Maximum Surrender Charge, it will be reduced by the Acceleration Percentage;

• any Monthly Deduction due and unpaid during a Policy Grace Period;

• For Policies with Death Benefit Option C, the sum of the premiums less withdrawals and other distributions as described in the Policy; and

• For Policies with Death Benefit Option C, the Option C Death Benefit Limit.

For example, if the Acceleration Percentage is 2%, each of the above values is reduced by 2% as shown below:

Policy Value	Before benefit payment	Reduction (2% x Value)	After benefit payment
Total Face Amount	$500,000	$10,000	$490,000
Accumulated Value	$50,000	$1,000	$49,000
Policy Debt	$25,000	$500	$24,500
Alternate Accumulated Value	$15,000	$300	$14,700
Surrender Charge	$1,000	$20	$980

Other values reduced by the Acceleration Percentage are reduced in a similar manner as shown in the example above.

The Face Amount of each Coverage Layer of the Policy or any term insurance Rider on the Insured will be reduced according to the terms of the Policy and Rider. You may not decrease the Total Face Amount starting on the date a claim is In Good Order and continuing until the end of that Claim Period.

Your Policy’s Cost of Insurance charges will be calculated according to the terms of the Policy, but will be based on the reduced Policy values following a Benefit payment.

After reduction to your Policy’s Accumulated Value and any Policy Debt, any amount of Monthly Deductions that are due and unpaid at the time of a benefit payment are reduced by an amount equal to the Acceleration Percentage multiplied by the Monthly Deduction due and unpaid prior to the benefit payment.

Transfers of Accumulated Value during any Claim Period

Transfers from the Fixed Account or the Fixed LT Account to the Variable Investment Options are not permitted. You may transfer Accumulated Value from the Variable Investment Options to the Fixed LT Account, subject to limitations on allocations to the Fixed Options.

Other Effects on the Policy

Beginning on the date a claim is In Good Order under this Rider:

• We will not allow Death Benefit Option Changes, except for changes into Death Benefit Option A;

• We will not allow any requested increases in benefits under the Policy or any Riders; and

• We will discontinue the Automated Income Option or any other systematic distribution program in effect.

You may not request a Policy Loan or Policy Withdrawal starting on the date a claim is In Good Order and continuing until the end of that Claim Period. When a Claim Period is no longer in effect, Policy Loans and Policy Withdrawals will be available according to the terms of the Policy.

The Riders After Exercising the Premier LTC Rider

Generally, optional rider benefits under the Policy will remain In Force subject to their terms and conditions, unless otherwise stated. We will calculate charges for optional riders in accordance with the terms of each applicable rider. Charges may be affected by the reduction in benefits and policy values. In addition:

• For any policies with term insurance that provide a termination credit, the termination credit basis is reduced on the date of each benefit payment by an amount equal to the value of the termination credit basis prior to the benefit payment multiplied by the Acceleration Percentage;

• For any no-lapse guarantee rider using no lapse guarantee premiums, the no-lapse premium and the no-lapse credit will be reduced on the date of each benefit payment;

• Overloan protection riders cannot be exercised starting on the date a claim is In Good Order and continuing until the end of that Claim Period;

• For policies with any minimum earnings benefit rider, any Minimum Premium Requirement is reduced by an amount equal to the Minimum Premium Requirement prior to the benefit payment multiplied by the Acceleration Percentage on the date of the claim.

Lapse Protection during Claim Period

During any Claim Period, the Policy and Riders will not lapse. On each Monthly Payment Date during any Claim Period, we will make a determination of the Policy’s Net Accumulated Value. If the Policy’s Net Accumulated Value is greater or equal to zero, the Net Accumulated Value will not be reduced to less than zero, except for any amount attributable to any loan or alternate loan that would otherwise reduce the Net Accumulated Value. If the Policy’s Net Accumulated Value is less than zero, the Net Accumulated Value will not be reduced further, except for any amount attributable to any loan or alternate loan that would otherwise reduce the Net Accumulated Value. Policy loans and alternate loans will continue to be processed according to the Policy and may result in a negative Net Accumulated Value. You may have to pay additional Premium to prevent your Policy and any Riders from lapsing when the Claim Period is no longer in effect. If the Insured dies during the Claim Period, we will pay the Policy’s Death Benefit as defined in the contract. If we receive notification of the Insured’s death before a benefit payment is made, we will not make the benefit payment. If we receive notification of the Insured’s death after a benefit payment is made, the benefit payment will reduce the Death Benefit proceeds payable under the Policy.

A hypothetical example with no Policy Debt:

Assume the following:

• Accumulated Value prior to Monthly Deductions or benefit payment is $1,201

• At benefit payment, Acceleration Percentage is 1%

• Accumulated Value after benefit payment, but before Monthly Deductions is $1,189

• Monthly Deductions due is $1,500

We will limit monthly deductions to $1,189 so that after the monthly deductions are assessed, the Accumulated Value is 0. The difference is “offset” and there is no requirement that this offset amount ever be repaid.

A hypothetical example with Policy Debt:

Assume the following:

• Accumulated Value prior to Monthly Deductions or benefit payment is $1,201

• Policy Debt prior to benefit payment is $500

• At benefit payment, Acceleration Percentage is 1%

• Accumulated Value after benefit payment, but before Monthly Deductions is $1,189

• Policy Debt after the benefit payment is $495

• Net Accumulated Value is $694 ($1,189 - $495)

• Monthly Deductions due is $1,500

We will limit monthly deductions to $694 so that after the monthly deductions are assessed, the Net Accumulated Value is 0. The difference is “offset” and there is no requirement that this offset amount ever be repaid. Note that loan interest charge will be added to the policy debt so that the Net Accumulated Value at the end of the month will be negative.

Rider Termination

The Rider is effective on the Rider Effective Date unless otherwise stated. It will terminate on the same date any of the following occur:

• The Insured’s death;

• The Rider is cancelled pursuant to the Owner’s request;

• Exercise of any Policy overloan protection;

• Any terminal illness benefit payment resulting in an Adjusted LTC Coverage Amount that is less than the Minimum LTC Coverage Amount;

• The LTC Coverage Amount is zero; or

• The Policy is terminated.

Lapse and Reinstatement

The Policy’s Lapse and Reinstatement section applies to the Rider, except as follows:

• We will provide Notice of pending lapse or termination for non-payment of premium to you and the Insured, any assignee of record and any additional designee;

• To protect the Policy and Rider against unintentional lapse, you must designate at least one additional person to receive the lapse notice or you must waive the designation in writing;

• We will waive any LTC Rider Charges that would occur as part of the Policy Monthly Deduction during any Claim Period;

• The Policy and Riders will not lapse during any Claim Period and the Policy’s Net Accumulated Value will not be reduced to less than zero, except for amounts attributable to Policy loans.

You may have to pay additional Premium to prevent your Policy and any Riders from lapsing when the Claim Period is no longer in effect.

You can reinstate your Rider under the Rider’s Reinstatement provision within six months from the end of the Grace Period and subject to our approval of your reinstatement application. A reinstated Rider will only cover loss resulting from an injury or condition that begins after the date of reinstatement. Otherwise, you will have the same rights under the Rider as you had before it terminated. If the Rider terminates while the Insured is Chronically Ill, we may reinstate coverage subject to conditions described in the Rider.

You cannot reinstate the Rider after six months from the end of the Grace Period, even if your Policy is reinstated.

Extension of Benefits

If this Rider terminates while the Insured is Confined in a Nursing Home Facility, Hospice Care Facility, or an Assisted Living Facility, benefits may be paid for such Confinement if the Confinement began while this Rider was In Force and the Confinement continues without interruption after termination. Extension of benefits stops on the earliest of:

• The date when the Insured no longer meets the eligibility for the payment of benefits requirements;

• The date the Insured is no longer Confined in a Nursing Home Facility, Hospice Care Facility, or an Assisted Living Facility; or

• The date when the LTC Coverage Amount remaining after a monthly benefit payment is zero.

This Extension of Benefits provision is subject to all provision of this rider and all applicable coverage maximums.

If benefits are continued under this Extension of Benefits provision because the Policy has lapsed, no Death Benefit will be payable to the beneficiary under the Policy.

Payment of an Accelerated Death Benefit under this rider will reduce the Policy’s Death Benefit and other values under the Policy. In most circumstances, the cost of insurance charges will also be reduced. In addition, premium limitations and Death Benefits required in order for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Tax Code will also be affected.

Claims Provisions

We prefer that either you or the Insured notify us as soon as the Insured first becomes eligible and may soon need care covered by this Rider. Notify us even if you or the Insured is unsure, and we can help determine whether the Insured is eligible for benefits. To file a claim, you or the Insured may call us, notify us in writing or submit a completed Claim Form we provide.

When we receive the notice of claim, we will expect the Insured to submit a completed Claim Form. The information needed to establish the Insured’s eligibility for benefits will include:

• Certification by a Licensed Health Care Practitioner that the Insured is a Chronically Ill Individual;

• Confirmation through sufficient Proof of Loss that the Insured has incurred an expense for a Qualified Long-Term Care Service to initiate the Elimination Period; and

• A Plan of Care.

In order to ensure that the Insured continues to meet the eligibility conditions for Rider Benefits throughout the Claim Period, we reserve the right to have the Insured evaluated by our nurse, to contact the Insured’s Physician(s) or other care provider and to review the Insured’s medical records at any time during the Claim Period.

We will provide Claim Forms for the filing of a Proof of Loss when we receive the notice of claim. If you, the Insured or the Insured’s Representative does not receive the necessary Claim Forms within 15 days, you can file a Proof of Loss without them by sending us a letter describing the occurrence, the character and the extent of the loss for which the claim is made. That letter must be sent to us at our Administrative Office within 90 days following the loss for which benefits are claimed. We will not pay benefits until we verify eligibility for benefits.

Once a claim is In Good Order, benefit payments will start within 30 business days. Benefit payments will be made as long as the insured continues to meet the eligibility for the payment of benefits and our liability continues. Any periodic benefit payments will be made on a monthly basis as long as the loss and our liability continue. We pay the Benefits to you (or your designee) unless the Policy has been otherwise assigned.

If you or the Insured disagree with our decision regarding a claim, you may submit a Written Request for reconsideration of your claim within 60 days of that decision. Any internal review of claim decisions will be consistent with applicable laws and regulations. You or the Insured should submit any additional information that you or the Insured feel is necessary for our review.

Care Coordination

The Rider provides access to Care Coordination under a national long-term care services referral network via a toll-free telephone number. Care Coordination helps identify a person’s functional, cognitive, personal and social needs for care and services and can help link the person to a full range of appropriate services. Services include free consultation, Assessments and tailored information to assist in planning and implementing a Plan of Care. There is no additional charge for this service and it has no effect on the LTC Coverage Amount. This service is subject to availability and may be modified, suspended, or discontinued at any time upon thirty days written notice.

• Premier Living Benefits Rider 2

(This Rider is called “Accelerated Death Benefit Rider for Chronic Illness and Terminal Illness” in your Policy.)

This Rider is only available at Policy issue and is not available for Policy’s issued in California. See Premier Living Benefits Rider below for Policy’s issued in California.

The Premier Living Benefits Rider is a chronic illness and terminal illness Rider that provides protection from the financial impacts of becoming chronically ill or terminally ill by providing acceleration of a portion of the Death Benefit.

There is no additional cost for the rider. However, if you choose to exercise the Rider, at the time we pay any Benefit payment, we will reduce your Policy’s Death Benefit by an amount greater than the Benefit payment itself, as described in the Rider. Other Policy values, including but not limited to Surrender Charge, Accumulated Value and Total Face Amount will be reduced pro rata.

There is no separate premium requirement for this Rider. However, this Rider does not eliminate the need to pay premiums to keep the Policy in force. Even when receiving payment benefits under this Rider, the Owner must continue to pay any necessary premiums to avoid policy lapse.

You may opt out of the Rider at any time after the Policy is issued. There is no charge for opting out of the Rider.

Rider Terms

Accelerated Death Benefit – the adjusted death benefit or portion of death benefit that is paid to a Chronically or Terminally Ill Individual.

Activities of Daily Living – generally include the following self-care functions:

• Bathing oneself

• Continence

• Dressing oneself

• Feeding oneself

• Getting oneself to and from the toilet

• Transferring oneself into or out of a bed, chair or wheelchair.

The Rider attached to your Policy contains more detailed information about these self-care functions.

Benefit Payment – the periodic or lump sum payment of the Accelerated Death Benefit proceeds.

Benefit Payment Date – the date or dates that a Benefit Payment is paid. Benefits will be paid when we confirm that the Insured has met the required conditions. See the Eligibility Conditions subsection below.

Certification of Illness – is either of the following:

• A written certification from a Licensed Health Care Practitioner that the insured is a Chronically Ill Individual who meets the conditions of this Rider. Each certification is valid for a 12-month period and must state that the Chronic Illness is expected to be permanent; or

• A written certification from a Licensed Physician that the insured is a Terminally Ill Individual who meets the conditions of this Rider. The certification must include the clinical, radiological or laboratory evidence of the condition that supports the certification.

We reserve the right to obtain an additional opinion of the Insured’s conditions at our expense. If this opinion differs from that of the Insured’s Licensed Health Care Practitioner or Licensed Physician, eligibility for Benefits will be determined by a third party Licensed Health Care Practitioner or Licensed Physician who is mutually acceptable to you and to us.

Chronic Illness - a medical condition where the Chronically Ill Individual has received a certification of illness that states:

• They are permanently unable to perform at least two Activities of Daily Living without hands-on or stand-by assistance from another individual; or

• They require permanent continual supervision by another person for protection from threats to the Insured’s health or safety due to severe cognitive impairment (deficiency in short or long-term memory, orientation as to person, place, and time, deductive or abstract reasoning, or judgment as it related to safety awareness.

Chronically Ill Individual – an Insured who has been certified as having a Chronic Illness.

Initial Eligible Amount – the lesser of the Maximum Lifetime Chronic Illness Benefit or the Death Benefit, when the first Benefit Payment under this Rider is made.

Licensed Health Care Practitioner – a physician, registered nurse, licensed social worker or other individual whom the United States Secretary of the Treasury may prescribe by regulation, and resides in the United States. A Licensed Health Care Practitioner may not be the Insured, the Owner, or the Insured’s or Owner’s spouse, child, stepchild, brother or sister, parent or grandparent, or the spouse, child, stepchild, brother, sister, parent, or grandparent of any of these persons. The Licensed Health Care Practitioner must be independent of us, meaning he or she may not be our employee or be compensated in a manner that is linked to the outcome of the certification.

Licensed Physician – a physician who is licensed and residing in the United States and the physician is not the Owner, the Insured, or the Insured’s or Owner’s spouse, child, stepchild, brother or sister, parent or grandparent, or the spouse, child, stepchild, brother, sister, parent, or grandparent of any of these persons. The Licensed Physician must be independent of us, meaning he or she may not be our employee or be compensated in a manner that is linked to the outcome of the certification.

Maximum Lifetime Chronic Illness Benefit – the maximum amount of Death Benefit that you can accelerate as a Chronic Illness Benefit during the Insured’s lifetime, as shown in your Policy Specifications. The Chronic Illness Benefit will not exceed the actual death benefit at the time this Rider is exercised.

Per Diem Limitation – used in the calculation of the Chronic Illness Benefit. Either annual or monthly Benefit Payments may be elected and they are determined as follows:

• Annual Per Diem Limitation – the Per Diem Limitation as declared by the Internal Revenue Service on each Benefit Payment Date multiplied by the Maximum Per Diem Limit Percentage, then multiplied by 365.

• Monthly Per Diem Limitation – the Per Diem Limitation as declared by the Internal Revenue Service on each Benefit Payment Date multiplied by the Maximum Per Diem Limit Percentage, then multiplied by 30.

Terminal Illness – A medical condition where the Terminally Ill Individual has been certified to have a life expectancy that is reasonably expected to be 12-months or less from the Benefit Date.

Terminally Ill Individual – an Insured who has been certified as having a Terminal Illness.

Eligibility Conditions – Chronic Illness or Terminal Illness

Eligibility Conditions – To receive an Accelerated Death Benefit, all the following conditions must be satisfied:

• The Policy Owner must provide a written Request for Benefits. If we need additional information, within 15 days of our receipt of the written Request for Benefits, a Benefit Form will be provided to the Insured. You must submit written proof that the Insured is either a Chronically Ill or Terminally Ill Individual.

• The Insured must provide Certification of Illness that they are either a Chronically Ill Individual or a Terminally Ill Individual, whichever applies.

• The Owner must provide us with the written consent of the assignee of record named under the Policy, if any, or the irrevocable beneficiary named under the Policy, if any.

• There is no legal requirement that the benefit be used to meet the claims of creditors, whether in bankruptcy or otherwise, and there shall be no government agency that requires the benefit to apply for, obtain, or keep a government benefit or entitlement.

• The Chronic or Terminal Illness shall not be the result of attempted suicide, or intentionally self-inflicted injury.

Request for Benefits – A written request for benefits may be for either one of the following:

• Chronic Illness Benefits – may be made at any time after the date the Insured develops a Chronic Illness as defined in this Rider. Only one request for Chronic Illness Benefits may be submitted during any 12-month period and each request must include a new Certification of Illness. Requests should also include the desired dollar amount and your election of annual or monthly benefit proceeds.

• Terminal Illness Benefits - may be made at any time after the date the Insured develops a Terminal Illness as defined in this Rider. A request should include the desired dollar amount which is paid in one lump sum.

Accelerated Death Benefit Payments and Values – Chronic Illness Benefit

The Chronic Illness Benefit is the Accelerated Death Benefit payable when the Insured is a Chronically Ill Individual who has met the Eligibility Conditions subsection referenced above.

Chronic Illness Benefit Proceeds - the amount of Chronic Illness Benefits that is payable on each Benefit Payment Date.

The Chronic Illness Benefit Proceeds are equal to a – (b x c) – (d x c), where:

a = the Chronic Illness Benefit;

b = the Policy Debt prior to the payment of the Chronic Illness Benefit;

c = the Chronic Illness Acceleration Percentage; and

d = the sum of any Monthly Deductions that are due and unpaid prior to the payment of the Chronic Illness Benefit, if the Policy is in the Grace Period.

The Chronic Illness Acceleration Percentage is equal to (a ÷ b), where:

a = the Chronic Illness Benefit; and

b = the Chronic Illness Reduction Factor multiplied by the Death Benefit on the Benefit Payment Date.

The Chronic Illness Reduction Factor is equal to (c + d) ÷ e, where:

c = 100% of the Cash Surrender Value immediately prior to the benefit payment;

d = the Chronic Illness Risk Factor (which varies based on the Insured’s attained Age, sec and Risk Class, the Accelerated Death Benefit Interest Rate, and a mortality table for disabled lives declared by us) times the result of the Death Benefit less the greater of zero or the Accumulated Value immediately prior to the benefit payment; and

e = the Death Benefit.

Election of Proceeds - The Chronic Illness Benefit Proceeds may be paid in one annual payment or in 12-monthly payments. Proceeds will be paid as an annual benefit unless you elect to receive monthly payments.

Annual Benefit Proceeds – Under this option, you may elect to receive one annual payment that will not exceed the Maximum Annual Chronic Illness Benefit Amount. A new Certification of Illness is required before each election date, which is the start of a new 12-month period. The following stipulations apply:

• The amount of Chronic Illness Benefits requested may not be less than the Minimum Annual Chronic Illness Benefit Amount shown in the Policy Specifications; and

• The amount of Chronic Illness Benefits paid will never be greater than the Maximum Annual Chronic Illness Benefit Amount.

Monthly Benefit Proceeds – Under this option, you may elect to receive proceeds in 12-monthly payments that will result in payment of the Chronic Illness Benefit Proceeds over a 12-month election period or until you cancel your request. The amount of Monthly Benefit Proceeds may vary from month to month, but will not exceed the Maximum Monthly Chronic Illness Benefit Amount (shown in the Policy Specifications) each Benefit Payment Date. A new Certification of Illness is required before each election date, which is the start of each new 12-month period however a new Request for Benefits will not be required. The following stipulations apply:

• The amount of the Chronic Illness Benefits requested may not be less than the Minimum Monthly Chronic Illness Benefit Amount shown in the Policy Specifications;

• The Chronic Illness Benefit will never be greater than the Maximum Monthly Chronic Illness Benefit Amount on that Benefit Payment Date; and

• You may not change the dollar amount of the Chronic Illness Benefits you requested.

You may cancel an election of Monthly Benefit Proceeds at any time during the 12-month period that the Monthly Benefit Proceeds are being paid. However, a new Request for Chronic Illness Benefits may not be made until 12-months after the date the prior Request for Benefits was processed. Upon canceling your election, you will not receive any remaining monthly payments due and unpaid for the current 12-month election period.

Proceeds (annual or monthly) will be paid to you (or your designee) or your estate while the Insured is still living, subject to any required acknowledgment of concurrence for payout. Upon the death of the Owner we will pay the benefit, provided the benefit is requested prior to the Owner’s death, to his or her estate. Any payment of proceeds that is made in good faith by us is deemed irrevocable. Accelerated Death Benefits are paid as described in this Rider.

The Total Accelerated Chronic Illness Benefit is equal to the amount that the Death Benefit has been reduced as a result of paying an Accelerated Death Benefit under this Rider. The Total Accelerated Chronic Illness Benefit is equal to zero at the date of issue of this Rider.

Accelerated Death Benefit Payment and Values – Terminal Illness Benefit

Terminal Illness Benefit Proceeds – Terminal Illness Benefit Proceeds is the amount of Terminal Illness Benefit that is payable on the Benefit Payment Date. Terminal Illness Benefit Proceeds will be paid in one lump sum and are at least equal to the Acceleration Percentage multiplied by the difference between the current Cash Surrender Value and any outstanding Policy Debt. More details about the calculation are in the Policy Specifications. We will pay the Terminal Illness Benefit Proceeds only once per Policy.

The Terminal Illness Acceleration Percentage is equal to (a ÷ b), where:

a = the Terminal Illness Benefit; and

b = the Terminal Illness Eligible Coverage on the Benefit Payment Date.

The Terminal Illness Benefit is the Accelerated Death Benefit payable when the Insured is a Terminally Ill Individual who has met the Eligibility Conditions subsection referenced above.

The Terminal Illness Eligible Coverage is the portion of the Policy Death Benefit that will qualify for determining the Terminal Illness Benefit under this Rider. The Terminal Illness Eligible Coverage is listed in the Policy Specifications. The Terminal Illness Eligible Coverage does not include:

• Any insurance under the Policy on the life of someone other than the Eligible Insured; or

• Any rider, on the Insured, that is not explicitly listed as being Terminal Illness Eligible Coverage.

Request for Benefits

Processing the Request for Benefits – Depending on whether a Chronic Illness Benefit or a Terminal Illness Benefit is requested, we will do one of the following on each Benefit Payment Date.

Upon request for Chronic Illness Benefits, we will:

• Calculate the Chronic Illness Benefit Proceeds;

• Verify that the Policy is not in the Grace Period. If it is, the Chronic Illness Benefit will be reduced by the amount needed to pay any portion of the Monthly Deduction due;

• Limit the Chronic Illness Benefit Proceeds to the Maximum Annual Chronic Illness Benefit Amount or Maximum Monthly Chronic Illness Benefit Amount, each shown in the Policy Specifications, as applicable; and

• Reduce Policy and Rider values as described herein.

Upon request for Terminal Illness Benefits, we will:

• Calculate the Terminal Illness Benefit Proceeds;

• Limit the Terminal Illness Benefit as shown in Terminal Illness Benefit Limitation shown in the Policy Specifications;

• Reduce Policy and Rider values as described herein; and

• Terminate any Chronic Illness Benefits.

Accelerated Death Benefits are payable immediately beginning on the Benefit Date. If payment of Accelerated Death Benefit proceeds is delayed thirty-one (31) calendar days after the Benefit Date, we will pay Death Benefit Proceeds Additional Interest as described in the Death Benefit Proceeds section of the Policy. Such additional interest rate will be applied to the Accelerated Death Benefit proceeds beginning on the 31st calendar day referenced above, to each Benefit Payment Date.

Rider Effects on Your Policy

When you exercise the Rider and we pay Benefit Proceeds, the following values will be reduced by an amount equal to the value below multiplied by the applicable Chronic or Terminal Illness Acceleration Percentage. On each Benefit Payment Date, the following values will be reduced:

• the Total Face Amount;

• the Accumulated Value;

• the surrender charge for each Coverage Layer;

• any Policy Debt;

• Any Alternate Accumulated Value;

• For Policies with Death Benefit Option C, the sum of the premiums less withdrawals; and

• For Policies with Death Benefit Option C, the Option C Death Benefit Limit.

Other Rider Effects on the Policy

After we make the initial Benefit Payment under the Rider:

• You can change your Death Benefit Option, but only to Death Benefit Option A;

• We will not allow any requested increases in benefits under the Policy or any Riders;

• Policy Loan availability will continue according to Policy terms; and

• We may discontinue any systematic distribution program in effect.

Premier Living Benefits Rider 2 Effects on Other Riders

Generally, optional rider benefits under the Policy will remain In Force subject to their terms and conditions, unless otherwise stated. We will calculate charges for optional riders in accordance with the terms of each applicable rider. The charges may be affected by the reduction in benefits and policy values. In addition:

• If the Policy has an alternate loan under an alternate loan rider, then any alternate loan values are reduced by the Acceleration Percentage under this Rider. Alternate Policy Debt, Alternate Loan and Alternate Loan Interest Charged are all reduced on each Benefit Payment Date by an amount equal to their respective values prior to the payment of Accelerated Death Benefit proceeds, multiplied by the Acceleration Percentage.

• Face Amounts for any term insurance rider on the Insured will be reduced as the Policy’s Total Face Amount is reduced;

• Termination credits for any term insurance rider on the Insured will be reduced by an amount equal to the value of the termination credit basis prior to the payment of any Benefit proceeds, multiplied by the Acceleration Percentage. If the term insurance rider contains a limited return of premiums provision, the return of premium provision would terminate upon payment of any Benefit Proceeds;

• For any no-lapse guarantee rider using no lapse guarantee premiums, the no-lapse premium and any no-lapse credit will be reduced on the date of each Benefit Payment by an amount equal to the applicable no-lapse guarantee premium or no-lapse credit prior to the payment of Benefit Proceeds, multiplied by the Acceleration Percentage;

• For any no-lapse guarantee rider that is based on a no-lapse guarantee value, the no-lapse guarantee value will be reduced on each Benefit Payment Date by an amount equal to the no-lapse guarantee value prior to payment of Benefit Proceeds, multiplied by the Acceleration Percentage;

• For policies with overloan protection riders, the overloan protection riders will terminate at the time the first Benefit Proceeds are paid;

• For policies with any minimum earnings benefit riders, Alternate Accumulated Value will be reduced on the date of each Benefit Payment by an amount equal to the Alternate Accumulated Value prior to the Benefit Payment multiplied by the Acceleration Percentage.

Accelerated Death Benefits may affect your eligibility for, or amount of, other benefits provided by federal, state or local government. Payments of Accelerated Death Benefits provided by the Rider are intended to qualify as Death Benefits under section 101(g) of the Tax Code. You should consult with your personal tax advisor before requesting any accelerated Death Benefit payments.

Payment of an Accelerated Death Benefit under this rider will reduce the Policy’s Death Benefit and other values under the Policy. In most circumstances, the cost of insurance charges will also be reduced. In addition, premium limitations and Death Benefits required in order for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Tax Code will also be affected.

Rider Termination

The Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

• Your Written Request;

• Acceleration of any part of the Policy’s Death Benefit because of the Insured’s terminal illness while the Insured is still living;

• The date Rider benefits equal to the total Death Benefit have been accelerated;

• Exercise of an overloan protection rider;

• When the Rider or the Policy terminate; or

• When you notify us of the Insured’s death.

If your Policy lapses and is reinstated, you may reinstate the Rider.

• Premier Living Benefits Rider

(This Rider is called “Accelerated Death Benefit Rider for Chronic Illness” in your Policy.)

This Rider is only available at Policy issue and is only available for Policy’s issued in California.

The Premier Living Benefits Rider is a chronic illness Rider that provides protection from the financial impacts of becoming chronically ill by providing acceleration of a portion of the Death Benefit in the event that you become chronically ill.

There is no additional cost for the rider. However, if you choose to exercise the Rider, at the time we pay the Rider Benefit, we will reduce your Policy’s Death Benefit by an amount greater than the Benefit payment itself, as described in the Rider. Other Policy values, including but not limited to, Surrender Charge, Accumulated Value and Total Face Amount will be reduced pro rata.

You may opt out of the Rider at any time after the Policy is issued. There is no charge for opting out of the Rider.

Rider Terms

Activities of Daily Living – generally include the following self-care functions:

• Bathing oneself

• Continence

• Dressing oneself

• Feeding oneself

• Getting oneself to and from the toilet

• Transferring oneself into or out of a bed, chair or wheelchair.

The Rider attached to your Policy contains more detailed information about these self-care functions.

Annual Per Diem Limitation – the Per Diem Limitation declared by the Internal Revenue Service on the date the Chronic Illness Benefit Proceeds are effective, multiplied by the Maximum Per Diem Limit Percentage, then multiplied by 365.

Chronically Ill Individual – as defined under the federal Health Insurance Portability and Accountability Act, an Insured who has been certified in writing as:

• Being permanently unable to perform at least two Activities of Daily Living without hands-on or standby assistance from another individual; or

• Requiring continual supervision by another person for protection from threats to the Insured’s health or safety as described in the Rider.

Initial Eligible Amount – the lesser of the Maximum Lifetime Accelerated Death Benefit or the Death Benefit on the effective date of the initial request for the Chronic Illness Benefit.

Licensed Health Care Practitioner – a physician, registered nurse, licensed social worker or other individual whom the United States Secretary of the Treasury may prescribe by regulation. A Licensed Health Care Practitioner may not be the Insured, the Owner, or the Insured’s or Owner’s spouse or domestic partner, child or stepchild, brother or sister, parent or grandparent, or the spouse, domestic partner, child, stepchild, brother, sister, parent, or grandparent of any of these persons. The Licensed Health Care Practitioner must be independent of us, meaning he or she may not be our employee or be compensated in a manner that is linked to the outcome of the certification.

Maximum Lifetime Accelerated Death Benefit – the maximum amount of Death Benefit that you can accelerate under the Premier Living Benefits Rider during the Insured’s lifetime, as shown in the Policy Specifications.

Monthly Per Diem Limitation - the Per Diem Limitation declared by the Internal Revenue Service on the date the Chronic Illness Benefit Proceeds are effective, multiplied by the Maximum Per Diem Limit Percentage, then multiplied by 30.

Severe Cognitive Impairment – loss or deterioration in intellectual capacity that is comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia, and measured by clinical evidence and standardized tests that reliably measure impairment in the individual’s short-term or long-term memory, orientation as to people, places, or time, and deductive or abstract reasoning.

Eligibility Conditions

This Rider may be attached to only one policy per insured. If you have existing Pacific Life Policies with a chronic illness rider, you may choose to either:

1. terminate the chronic illness rider on your existing policy, and obtain a new chronic illness rider with a newly-issued policy, if you qualify; or

2. maintain the chronic illness rider on your existing policy, and accept any applied for life insurance, if issued, without the chronic illness rider.

You should not terminate any existing Pacific Life chronic illness rider until the new application with a chronic illness rider has been approved by Pacific Life. If an insured’s chronic illness has generated benefits under any existing Pacific Life policy, that insured does not qualify for a new chronic illness rider. Please understand that chronic illness benefits may be higher or lower based upon the policy to which it is attached. Request sample illustrations from your life insurance producer to help determine the policy configuration is appropriate for you.

To receive the Rider Benefit, you must satisfy the following conditions:

• You must submit a Written Request while the Policy is In Force; we will provide you with a claim form within 15 days of your Written Request. Your completed claim form must contain proof that the Insured is a Chronically Ill Individual;

• Any assignee or any irrevocable Beneficiary under the Policy must provide written consent;

• The Chronically Ill Individual’s illness must not be the result of attempted suicide or intentionally self-inflicted injury.

We will pay the Benefits immediately after we receive written certification from a Licensed Health Care Practitioner that the Insured is a Chronically Ill Individual and meets the conditions described in the Rider. We reserve the right to obtain an additional opinion of the Insured’s conditions at our expense. If this opinion differs from that of the Insured’s Licensed Health Care Practitioner, eligibility for Benefits will be determined by a third Licensed Physician who is mutually acceptable to you and to us.

We pay the Benefits to you (or your designee) or to your estate while the Insured is still living, unless the Policy has been otherwise assigned.

The Rider at Exercise

You may request the Rider Benefits once per twelve-month period. Your Written Request should include:

• The Benefit amount requested; and

• Your selection of an annual payment, monthly payments, or a lump sum payment. If your request does not specify a payment option, we will pay the Benefit as an annual payment.

If you elect to receive an annual payment, we will provide you with one lump-sum payment. Your request for an annual payment cannot be less than $5,000, and can never be greater than the Maximum Annual Benefit Amount. The Maximum Annual Benefit Amount is the lesser of:

• The Annual Per Diem Limitation; or

• The Reduction Factor times the Eligible Accelerated Annual Death Benefit. The Reduction Factor is equal to [a + b] ÷ c where

(a) is 100% of the Policy’s Cash Surrender Value;

(b) is the Chronic Illness Risk Factor times the result of the Death Benefit minus the greater of zero or the Policy’s Accumulated Value; and

(c) is the Death Benefit.

The Eligible Accelerated Annual Death Benefit is the lesser of:

• 24% of the Initial Eligible Amount; or

• The excess of the Maximum Lifetime Accelerated Death Benefit over the Total Accelerated Death Benefit; or

• The Death Benefit.

The Chronic Illness Risk Factor is based on the Insured’s attained Age, sex and Risk Class, and the Accelerated Death Benefit Interest Rate and a mortality table for disabled lives we declare.

If you elect to receive monthly payments, we will pay up to the Maximum Monthly Benefit over a 12-month period. Your request:

• May not be less than $500;

• Only one request may be made in a 12-month period;

• The benefit will never be greater than the Maximum Monthly Benefit;

• You may not change the amount of the requested benefit payment; and

• You may choose to suspend payments for the remainder of the year.

The Maximum Monthly Benefit Amount is the lesser of:

• The Monthly Per Diem Limitation; or

• The Reduction Factor multiplied by the Eligible Accelerated Monthly Death Benefit.

The Eligible Accelerated Monthly Death Benefit is the lesser of:

• 2% of the Initial Eligible Amount; or

• The excess of the Maximum Lifetime Accelerated Death Benefit over the Total Accelerated Death Benefit; or

• The Death Benefit.

The Total Accelerated Death Benefit is the sum of all Death Benefit amounts that have been accelerated under this Rider; the Total Accelerated Death Benefit is equal to zero the date this Rider is issued.

The Accelerated Death Benefit Interest Rate will not exceed the greater of:

• The current yield on the 90-day Treasury bill; or

• The maximum fixed annual rate of 8% in arrears or a variable rate determined in accordance with the National Association of Insurance Commissioners Policy Loan Interest Rate Model.

When you exercise the Rider, we will send you a statement demonstrating the effect of exercising the Rider on the Policy’s Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges and Policy Loans.

At the time of each Benefit payment, we will:

• Verify that the Policy is not in the Grace Period. If it is in the Grace Period, we will reduce the Benefit payment by the amount needed to pay any Monthly Deduction required to keep the Policy In Force;

• Limit the Benefit to the Maximum Annual Benefit Amount or Maximum Monthly Benefit Amount, as applicable;

• Calculate the amount payable upon request under this Rider (the “Chronic Illness Benefit Proceeds”);

• Reduce the Policy and Rider values as described in the Rider; and

• Send you an endorsement to the Policy, which will include a statement of the effect of the Benefit payment on the Policy’s Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges and Policy Loans.

Your Policy After Exercising the Rider

When you exercise the Rider and we make a Benefit payment, the following values will be reduced by an amount equal to the value below multiplied by the Acceleration Percentage:

• the Total Face Amount;

• the Accumulated Value;

• the surrender charge for each Coverage Layer;

• For Policies with Death Benefit Option C, the sum of the premiums less withdrawals; and

• For Policies with Death Benefit Option C, the Option C Death Benefit Limit.

The Acceleration Percentage equals (a ÷ b) where:

a = the Chronic Illness Benefit; and

b = the Reduction Factor multiplied by the Death Benefit on the date of each benefit payment.

Your Policy’s Total Face Amount will be reduced by an amount equal to the Acceleration Percentage multiplied by the Total Face Amount prior to the benefit payment. The Face Amount of each Coverage Layer of the Policy or any term insurance Rider on the Insured will be reduced according to the terms of the Policy and Rider.

The Policy’s Investment Options values are reduced on the date of each benefit payment by an amount equal to the Acceleration Percentage multiplied by the Investment Option values prior to the benefit payment. The reduction to the values in each of the Investment Options will be treated as an Account Deduction.

We will reduce your Policy Debt, Loan Account and Loan Account Value on the date of a Benefit payment by an amount equal to their respective values prior to the Benefit payment multiplied by the Acceleration Percentage.

Your Policy’s Cost of Insurance charges will be calculated according to the terms of the Policy, but will be based on the reduced Policy values following a Benefit payment.

Your Policy’s Alternate Accumulated Value, if any, will be reduced by an amount equal to the Acceleration Percentage multiplied by the Alternate Accumulated Value prior to a Benefit payment.

Your Policy’s Cash Surrender Value and Net Cash Surrender Value following a Benefit payment will be calculated according to the terms of the Policy.

Other Effects on the Policy

After we make the initial Benefit payment under the Rider:

• You can change your Death Benefit Option, but only to Death Benefit Option A;

• We will not allow any requested increases in benefits under the Policy or any Riders; and

• We will discontinue the Automated Income Option or any other systematic distribution program in effect.

The Riders After Exercising the Premier Living Benefits Rider

Generally, optional rider benefits under the Policy will remain In Force subject to their terms and conditions, unless otherwise stated. We will calculate charges for optional riders in accordance with the terms of each applicable rider. The charges may be affected by the reduction in benefits and policy values. In addition:

• Face Amounts for any term insurance rider on the Insured will be reduced as the Policy’s Total Face Amount is reduced;

• For any no-lapse guarantee rider using no lapse guarantee premiums, the no-lapse premium and the no-lapse credit will each be reduced on the date of each benefit payment;

• For policies with overloan protection riders, the riders will terminate at the time the first Benefit proceeds are paid;

• For policies with any minimum earnings benefit riders, Alternate Accumulated Value will be reduced by an amount equal to the Alternate Accumulated Value prior to the Benefit payment multiplied by the Acceleration Percentage;

• The sum of the Policy’s Fixed, Variable and Indexed Account Values will be reduced on the date of the claim for Benefits.

Accelerated Death Benefits may affect your eligibility for, or amount of, other benefits provided by federal, state or local government. Payments of Accelerated Death Benefits provided by the Rider are intended to qualify as Death Benefits under section 101(g) of the Tax Code. You should consult with your personal tax advisor before requesting any accelerated Death Benefit payments.

The Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

• Your Written Request;

• Acceleration of any part of the Policy’s Death Benefit because of the Insured’s terminal illness;

• When you have accelerated the maximum amount of Death Benefit that can be accelerated under the Rider, as shown in the Policy Specifications;

• Exercise of an overloan protection rider;

• When a lump sum payment is elected;

• When the Rider or the Policy terminate; or

• When you notify us of the Insured’s death.

If your Policy lapses and is reinstated, you may reinstate the Rider.

Payment of an Accelerated Death Benefit under this rider will reduce the Policy’s Death Benefit and other values under the Policy. In most circumstances, the cost of insurance charges will also be reduced. In addition, premium limitations and Death Benefits required in order for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Tax Code will also be affected.

• Terminal Illness Rider

(This Rider is called “Accelerated Death Benefit Rider for Terminal Illness” in your Policy.)

Not available for Policy's issued with the Premier Living Benefits Rider 2. If you do not qualify for the Premier Living Benefits Rider 2, you may elect the Terminal Illness Rider.

The Terminal Illness Rider provides protection from the financial impacts of having a medical condition that is reasonably expected to result in a life expectancy of 12 months or less by providing acceleration of a portion of the Death Benefit. For more information, please see APPENDIX A: State Law Variations. This Rider must be elected at Policy issue.

There is no additional cost for the rider. However, if you choose to exercise the Rider, at the time we pay the Rider Benefit, we will reduce your Policy’s Death Benefit by an amount greater than the Benefit payment itself, as described in the Rider. Other Policy values, including but not limited to, Surrender Charge, Accumulated Value and Total Face Amount will be reduced pro rata.

You may opt out of the Rider at any time after the Policy is issued. There is no charge for opting out of the Rider.

Rider Terms

Eligible Coverage – the portion of the Policy Face Amount that will qualify for determining the Terminal Illness Benefit under the Terminal Illness Benefit Rider. Your Policy’s Eligible Coverage is listed in the Policy Specifications under the Terminal Illness Rider. It does not include any insurance on the life of anyone other than the Insured and any other rider on the Insured.

Licensed Physician – a physician licensed and residing in the United States. The Licensed Physician cannot be you or an immediate family member.

Terminally Ill Individual – an Insured who has been certified in writing as having a medical condition that is reasonably expected to result in a life expectancy of 12 months or less.

Eligibility Conditions

To receive the Rider Benefits, you must satisfy the following conditions:

• You must submit a Written Request while the Policy is In Force; we will provide you with a claim form within 15 days of your Written Request. Your completed claim form must contain proof that the Insured is a Terminally Ill Individual;

• Any assignee or any irrevocable Beneficiary under the Policy must provide written consent;

• The Terminally Ill Individual’s illness must not be the result of attempted suicide or intentionally self-inflicted injury;

• If your Policy is a last survivor policy, it will only be eligible for a Terminal Illness Benefit after the death of the first Insured and only if the survivor is a Terminally Ill Individual.

The Terminal Illness Benefit will be payable when we receive written certification from a Licensed Physician that the Insured is a Terminally Ill Individual and meets the conditions described in the Rider. We reserve the right to obtain an additional opinion of the

Insured’s conditions at our expense. If this opinion differs from that of the Insured’s Licensed Physician, eligibility for Benefits will be determined by a third Licensed Physician who is mutually acceptable to you and to us.

The Terminal Illness Benefit will not be payable if the law requires the Benefit to meet creditor claims or a government agency requires the Benefit for application or maintenance of a government benefit or entitlement.

The Premier Living Benefits Rider will terminate when we receive a Written Request for the Terminal Illness Benefit under this Rider.

The Rider at Exercise

You may submit your Written Request for benefits under the Rider, including the amount of Terminal Illness Benefit requested, when the Insured qualifies as a Terminally Ill Individual and meets the eligibility conditions.

When we make the benefit payment we will:

• Limit the benefit to the lesser of 75% of the Eligible Coverage or $250,000;

• Calculate the Terminal Illness Benefit Proceeds, as described below; and

• Reduce Policy and Rider values.

Calculating the Benefit Under the Rider

The Terminal Illness Benefit Proceeds is the amount payable under the Rider. It is a one-time payment equal to the Terminal Illness Benefit multiplied by (a) and reduced by (b) and (c) where:

(a) the Terminal Illness Reduction Factor;

(b) Policy Debt multiplied by the Acceleration Percentage; and

(c) a processing charge, guaranteed not to exceed $100.

If the Insured dies within 30 days of payment of the Terminal Illness Benefit Proceeds, we will refund the amounts defined in (a) and (c) above.

The Terminal Illness Reduction Factor is equal to (a) x (b) where:

(a) equals 1; and

(b) equals 1 plus the Accelerated Death Benefit Interest Rate.

The Accelerated Death Benefit Interest Rate will not exceed the greater of:

• the current yield on the 90-day Treasury Bill; or

• the maximum fixed annual rate of 8% in arrears or a variable rate determined in accordance with the National Association of Insurance Commissioners Policy Loan Interest Rate Model.

We pay the Terminal Illness Benefit as a lump sum. It is guaranteed never to be less than $500 or 25% of your Policy’s Face Amount. We will pay the Terminal Illness Proceeds once per Policy.

If you send us Written Notice that the Insured has died before we have paid the Terminal Illness Benefit, we will not make the payment. However, if we pay the Terminal Illness Benefit before we receive Written Notice of the Insured’s death, the payment will be effective and we will reduce the Death Benefit Proceeds payable under the Policy.

We pay the Benefits to you (or your designee) or to your estate while the Insured is still living, unless the Policy has been otherwise assigned.

When you exercise the Rider, we will send you a statement demonstrating the effect of exercising the Rider on the Policy’s Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges and Policy Loans.

At the time of each Benefit payment, we will:

• Calculate the amount payable upon request under this Rider (the “Terminal Illness Benefit Proceeds”);

• Reduce the Policy and Rider values as described in the Rider; and

• Send you an endorsement to the Policy, which will include a statement of the effect of the Benefit payment on the Policy’s Accumulated Value, Death Benefit, Premium, cost of insurance Charges and Policy Loans.

If you request another transaction on the same day as a Terminal Illness Benefit is paid, we will process the Terminal Illness Benefit Proceeds after we have processed the other requested transactions.

Your Policy After Exercising the Rider

When you exercise the Rider and we make a Benefit payment, Policy values will be reduced by an amount equal to the value below multiplied by the Acceleration Percentage:

• the Total Face Amount;

• the Accumulated Value;

• For Policies with Death Benefit Option C, the sum of the premiums less withdrawals; and

• For Policies with Death Benefit Option C, the Option C Death Benefit Limit.

The Acceleration Percentage equals (a ÷ b) where:

a = the Terminal Illness Benefit; and

b = the Eligible Coverage on the date of each Benefit payment.

Your Policy’s Total Face Amount will be reduced by an amount equal to the Acceleration Percentage multiplied by the Total Face Amount prior to the benefit payment. The Face Amount of each Coverage Layer of the Policy or any term insurance Rider on the Insured will be reduced according to the terms of the Policy and Rider.

The Policy’s Death Benefit and Accumulated Value will continue to be calculated in accordance with the terms of the Policy.

The Policy’s Investment Options values are reduced on the date of each benefit payment by an amount equal to the Acceleration Percentage multiplied by the Investment Option values prior to the benefit payment. The reduction to the values in each of the Investment Options will be treated as an Account Deduction.

We will reduce your Policy Debt, Loan Account and Loan Account Value on the date of a Benefit payment by an amount equal to their respective values prior to the Benefit payment multiplied by the Acceleration Percentage.

Your Policy’s Cost of Insurance charges will be calculated according to the terms of the Policy, but will be based on the reduced Policy values following the Benefit payment.

Your Policy’s Cash Surrender Value and Net Cash Surrender Value following the Benefit payment will be calculated according to the terms of the Policy.

The Riders After Exercising the Terminal Illness Rider

Generally, optional rider benefits under the Policy will remain In Force subject to their terms and conditions, unless otherwise stated. We will calculate charges for optional riders in accordance with the terms of each applicable rider. The charges may be affected by the reduction in benefits and policy values. In addition:

• Face Amounts for any term insurance rider on the Insured will be reduced as the Policy’s Total Face Amount is reduced;

• For any no-lapse guarantee rider using no lapse guarantee premiums, the no-lapse premium and the no-lapse credit will each be reduced on the date of each Benefit payment;

• For policies with overloan protection riders, the rider will terminate at the time the first Terminal Illness Benefit proceeds are paid;

• For policies with any minimum earnings benefit riders, Alternate Accumulated Value will be reduced by an amount equal to the Alternate Accumulated Value prior to the benefit payment multiplied by the Acceleration Percentage.

Terminal Illness Benefit Accelerated Death Benefits may affect your eligibility for, or amount of, other benefits provided by federal, state or local government. Payments of Accelerated Death Benefits provided by the Rider are intended to qualify as Death Benefits under section 101(g) of the Tax Code.

You should consult with your personal tax advisor before requesting any accelerated Death Benefit payments.

The Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

• Your Written Request;

• The date the Benefit under the Rider are paid;

• Exercise of an overloan protection rider;

• When the Rider or the Policy terminate; or

• When you notify us of Insured’s death.

If your Policy lapses and is reinstated, you may reinstate the Rider.

Payment of an Accelerated Death Benefit under this rider will reduce the Policy’s Death Benefit and other values under the Policy. In most circumstances, the cost of insurance charges will also be reduced. In addition, premium limitations and Death Benefits required in order for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Tax Code will also be affected.

Things to Keep in Mind

We offer other variable life insurance policies which provide insurance protection on the life of the Insured. We also offer riders that provide Coverage on the Insured. Many life insurance policies and riders have some flexibility in structuring the Face Amount, the Death Benefit, and premium payments in targeting cash values based on your particular needs.

Providing Coverage on the Insured using Rider Coverage will result in different Policy charges than Coverage under the Policy alone. In general, your Policy Coverage offers the advantage of lower overall guaranteed charges than the added Riders. If you add a Rider or Riders to your Policy, and if we apply maximum guaranteed charges, you may increase your risk of lapse even if all planned premiums are paid. Adding a Rider or Riders may also affect the amount of premium you can pay on your Policy and still have it qualify as life insurance.

Accelerated death benefit payments received for a chronic illness may be taxable in certain situations, such as when benefit payments are made from multiple policies or when benefit amounts exceed certain IRS limitations (referred to as “per diem” limitations). Pacific Life cannot determine the taxability of benefit payments. Tax treatment of long-term care benefits is complex, and will depend on the amount of benefits taken, the amount of qualified expenses incurred and possibly other factors. Receipt of accelerated death benefits may affect eligibility for public assistance programs such as Medicaid. Consult your qualified and independent legal and tax advisors about the tax implications of these benefits.

Combining a Policy with an Annual Renewable Term Rider or Scheduled Annual Renewable Term Rider (if available), may lower costs and may improve Accumulated Value accrual for the same amount of Death Benefit. However, your Policy has guaranteed maximum charges. Adding an Annual Renewable Term Rider will result in guaranteed maximum charges that are higher than for a single Policy with the same Face Amount.

Combining a Policy with the SVER Term Insurance Rider – Corporate may improve Accumulated Value accrual in the early years of your Policy, but could result in either higher or lower charges than under a single Policy. The timing of certain charges for Policies held for certain periods may also be affected.

We also offer the ability to have increases in Coverage, either by requesting an increase in Face Amount or by using scheduled increases in Policy and/or Rider Coverages. Scheduled increases will avoid the need for further medical underwriting. A requested increase in Coverage can provide for a larger increase, but would be subject to full underwriting and could result in a different Risk Class than that originally underwritten. Policy charges will vary based on the amount and timing of increases, and on whether the increase was scheduled or requested.

Ultimately, individual needs and objectives vary, and they may change through time. It is important that you consider your goals and options carefully. You should discuss your insurance needs and financial objectives with your life insurance producer before purchasing any life insurance product or purchasing additional insurance benefits. You should also consider a periodic review of your Coverage with your life insurance producer.

HOW PREMIUMS WORK

Your Policy gives you the flexibility to choose the amount and frequency of your premium payments within certain limits. Each premium payment must be at least $50 unless a lower premium payment is required to keep the Policy In Force.

The amount, frequency, and period of time over which you make premium payments may affect whether your Policy will be classified as a Modified Endowment Contract, or no longer qualifies as life insurance for tax purposes. See VARIABLE LIFE INSURANCE AND YOUR TAXES for more information.

We deduct a premium load from each premium payment, and then allocate your Net Premium to the Investment Options you have chosen. However, if you have chosen the Indexed Fixed Options, your Net Premium will first be allocated to the Fixed Account and transferred from the Fixed Account to the Indexed Fixed Options on the Segment Start Date. The Accumulated Value transferred from the Fixed Account to the Indexed Fixed Options may be less than the Net Premium or the Accumulated Value you transferred to the Fixed Account because there may have been deductions from the Fixed Account, such as those due to Monthly Deductions, withdrawals or Policy loans.

There is other information you should know about allocating all or part of a Net Premium to the Indexed Fixed Options. You can only allocate a Net Premium to the Indexed Fixed Options if your Policy is not in a Lockout Period. In addition, you must notify us of your allocation to the Indexed Fixed Options by the Cutoff Date (two Business Days before a Segment Start Date) of a particular Segment Start Date in order for Accumulated Value to be transferred from the Fixed Account to the Indexed Fixed Options on that Segment Start Date. See YOUR INVESTMENT OPTIONS – Indexed Fixed Options. Otherwise, your Accumulated Value will not be transferred to the Indexed Fixed Options on the Segment Start Date.

We do not count the allocation from the Fixed Account to the Indexed Fixed Options towards the number of transfers you may make in a Policy Year. In addition, we do not count such transfer towards the number of transfers you may make in a Policy Year without a transfer fee.

Your Initial Premium

We apply your first premium payment to the Policy on the later of the day we receive it or the day we receive all contractual and administrative requirements necessary for your Policy to be In Force. See HOW PREMIUMS WORK – Allocating Your Premiums for more information on when your first Net Premium is allocated to the Investment Options.

If you have outstanding contractual and administrative requirements, your life insurance producer will notify you of a delivery date when any outstanding requirements are due to us, not to exceed 45 days from the date we issue your Policy. If we do not receive your first premium payment and all contractual and administrative requirements on or before the delivery date, we can cancel the Policy and refund any premium payment you have made. We may extend the delivery date in some cases.

Planned Premium Payments

You can schedule the amount and frequency of your premium payments. We refer to scheduled premium payments as your planned premium. Here’s how it works:

• You indicate whether you want to make premium payments annually, semi-annually, or quarterly. You can also choose monthly payments using our monthly Electronic Funds Transfer Plan, which is described below.

• We send you a notice to remind you of your scheduled premium payment (except for monthly Electronic Funds Transfer Plan payments, which are paid automatically). If you own more than one Policy, you can request us to send one notice – called a list bill – that reminds you of your payments for all of your Policies. We require at least three participants for a list bill. You can choose to receive the list bill every month.

• If you have any Policy Debt, we will treat any payment you make during the life of your Policy as a loan repayment, not as a premium payment, unless you tell us otherwise in writing. When a payment, or any portion of it, exceeds your Policy Debt, we will treat it as a premium payment.

You do not have to make the premium payments you have scheduled. However, not making a premium payment may have an impact on any financial objectives you may have set for your Policy’s Accumulated Value and Death Benefit, and could cause your Policy to lapse. Even if you pay all your premiums when they’re scheduled, your Policy could lapse if the Accumulated Value, less any Policy Debt, is not enough to pay your monthly charges. Turn to YOUR POLICY’S ACCUMULATED VALUE for more information.

Paying Your Premium

Premium payments must be made in a form acceptable to us before we can process it. You may pay your premium:

• by personal check, drawn on a U.S. bank

• by cashier’s check, if it originates in a U.S. bank

• by money order in a single denomination of more than $10,000 for in force payments, if it originates in a U.S. bank

• by third party payments, when there is a clear relationship between the payor (individual, corporation, trust, etc.) and the Insured and/or Owner

• by temporary check with the ABA routing number and account number pre-printed on the check

• wire transfers that originate in U.S. banks.

We will not accept premium payments in the following forms:

• cash

• credit card or check drawn against a credit card account

• traveler’s checks

• cashier’s check or money order drawn on a non-U.S. bank, even if the payment may be effected through a U.S. bank

• money order in a single denomination of $10,000 or less

• third party payments, if there is not a clear relationship between the payor (individual, corporation, trust, etc.) and the Insured and/or Owner

• wire transfers that originate from foreign bank accounts.

If your Policy is subject to the Minimum Death Benefit, and you want to pay a premium that increases the Net Amount At Risk, you will need to provide us with satisfactory evidence of insurability before we can increase the Death Benefit regardless of which Death Benefit Option you have selected. In this event, your cost of insurance charges will also increase. Cost of insurance charges are based, among other things, upon your Policy’s Net Amount At Risk. For more information, see YOUR POLICY’S ACCUMULATED VALUE on how cost of insurance charges are calculated.

All unacceptable forms of premium payments will be returned to the payor along with a letter of explanation. We reserve the right to reject or accept any form of payment. If you make premium payments or loan repayments by Electronic Funds Transfer or by check other than a cashier’s check, your payment of any withdrawal proceeds and any refund during the free look period may be delayed until we receive confirmation in our administrative office that your payment has cleared.

Monthly Electronic Funds Transfer Plan

You can make monthly premium payments or loan payments using our Electronic Funds Transfer Plan. Here’s how it works:

• You authorize us to withdraw a specified amount from your checking account, savings account or money market account each month.

• If you do not specify a day for us to make the withdrawal, we will withdraw the payment on your Policy’s monthly anniversary.

• If you make monthly payments by the Electronic Funds Transfer Plan, we will apply the payments as loan repayment unless you have requested that payments be applied as premium payments. Loan payments made by the Electronic Funds Transfer Plan must be at least $50.

Deductions From Your Premiums

We deduct a maximum premium load of 6.50% from each premium payment you make.

This charge helps pay for the cost of distributing our Policies, and is also used to pay state and local premium taxes, any other taxes that may be imposed, and to compensate us for certain costs or lost investment opportunities resulting from our amortization and delayed recognition of certain policy acquisition expenses for federal income tax purposes. These consequences are referred to as the deferred acquisition cost (“DAC tax”).

Like other Policy charges, we may profit from the premium load and may use these profits for any lawful purpose, such as the payment of distribution and administrative expenses. We will notify you in advance if we change our current load rate.

Limits on the Premium Payments You Can Make

We will not accept premium payments after your Policy’s Monthly Deduction End Date.

Federal tax law puts limits on the amount of premium payments you can make in relation to your Policy’s Death Benefit. These limits apply in the following situations:

• If you have chosen the Guideline Premium Test as your Death Benefit Qualification Test and accepting the premium means your Policy will no longer qualify as life insurance for federal income tax purposes.

• If applying the premium in that Policy Year means your Policy will become a Modified Endowment Contract. You may direct us to accept premium payments or other instructions that will cause your Policy to be treated as a Modified Endowment Contract by signing a Modified Endowment Contract Election Form. You will find a detailed discussion of Modified

Endowment Contracts in VARIABLE LIFE INSURANCE AND YOUR TAXES. You should speak to a qualified tax advisor for complete information regarding Modified Endowment Contracts.

• If applying the premium payment to your Policy will increase the Net Amount At Risk. This will happen if your Policy’s Death Benefit is equal to the Minimum Death Benefit or would be equal to it once we applied your premium payment.

You will find more detailed information regarding these situations in the SAI.

Allocating Your Premiums

We generally allocate your Net Premiums to the Investment Options you have chosen on your application on the day we receive them. Please turn to YOUR INVESTMENT OPTIONS for more information about the Investment Options.

When we allocate your first premium depends on the state and replacement status. For policies that require us to return the premiums you have paid if you exercise your Free Look Right, we will hold your Net Premiums in the Fidelity® VIP Government Money Market Variable Account until the end of the applicable state free look period, and then transfer them to the Investment Options you have chosen.

If your Policy requires refunds to be based on Accumulated Value if you exercise your Free Look Right, we allocate Net Premiums to the Investment Options you have chosen on the day we receive them or your Policy Date, if later. If your Policy has outstanding contractual and/or administrative requirements necessary before it can be placed In Force, we will allocate any Net Premiums received to the Fidelity® VIP Government Money Market Variable Account until the requirements are satisfied and your Policy is placed In Force.

YOUR POLICY’S ACCUMULATED VALUE

Accumulated Value is the value of your Policy on any Business Day. It is used as the basis for determining Policy benefits and charges.

We use it to calculate how much money is available to you for loans and withdrawals, and how much you will receive if you surrender your Policy. It also affects the amount of the Death Benefit if you choose a Death Benefit Option that’s calculated using Accumulated Value.

The Accumulated Value of your Policy is not guaranteed – it depends on the performance of the Investment Options you have chosen, the premium payments you have made, Policy charges and how much you have borrowed or withdrawn from the Policy.

If your Accumulated Value less any Policy Debt is insufficient to pay for Policy charges, your Policy will enter its Grace Period. We will send you a notice telling you the amount of premium to pay to keep your Policy In Force. The 61-day Grace Period starts on the notice date. If you do not pay sufficient premium during the Grace Period to restore your Policy’s Accumulated Value, your Policy will lapse.

Calculating Your Policy’s Accumulated Value

Your Policy’s Accumulated Value is the sum of the following:

• Variable Account Value – the sum of the Accumulated Value in each Variable Account.

• Fixed Account Value – the value allocated to the Fixed Options.

• Indexed Account Value – is the sum of the Segment Values for all Segments in each Indexed Account.

• Loan Account Value – The value of any Loans that you have taken, including interest on the amount of loan.

The Accumulated Value in the Fixed and Variable Options is made up of the following:

• Net Premiums that you allocate

• Any non-guaranteed Additional Credits that we may pay

• Policy Charges that we deduct

• Withdrawals that you request

• Loans that you request and that become part of the Loan Account

• Earnings on the Accounts.

Your Policy’s Accumulated Value is the total amount allocated to the Variable Investment Options, the Indexed Fixed Options and the Fixed Options, plus the amount in the Loan Account. Please see WITHDRAWALS, SURRENDERS AND LOANS – Taking Out a Loan for information about loans and the Loan Account.

The Variable Account Value is the sum of the value allocated to each of the Variable Accounts. For each Variable Account, we determine the value allocated to the Variable Investment Options on any Business Day by multiplying the number of accumulation units for each Variable Investment Option credited to your Policy on that day, by the Variable Investment Option’s unit value at the end of that day. The process we use to calculate unit values for the Variable Investment Options is described in YOUR INVESTMENT OPTIONS.

The Fixed Account Value is the sum of the value in the Fixed Account and Fixed LT Account. We credit interest to these Accounts on a daily basis, at a rate not less than the guaranteed minimum of 2.00%. Please see YOUR INVESTMENT OPTIONS –Fixed Options for further details.

The Indexed Account Value is the sum of the Segment Values for all Segments in the Indexed Fixed Options. We credit Segment Guaranteed Interest to each segment at a rate of 1%, and each segment receives Segment Indexed Interest credits at the Segment Maturity Date. Please see YOUR INVESTMENT OPTIONS – Indexed Fixed Options for further details.

When you request a Policy Loan, an equivalent amount of money is processed as an Account Deduction and added to the Loan Account. Please see WITHDRAWALS, SURRENDERS AND LOANS – Taking Out a Loan for information about loans and the Loan Account.

Additional Credit

Your Policy may be eligible for an additional credit. Here is how it works:

Beginning on your 6th Policy Anniversary and on each Policy Anniversary thereafter, we may credit your Policy with an additional credit on an annual basis. We calculate the additional credit amount based upon the Face Amount of your Policy as described below. The additional amount, if any, will be credited no less frequently than annually as an Account Addition.

The additional credit rate is the weighted average of the additional credit rates for all Coverage Layers, based on the Face Amount for each Coverage Layer at issue.

Terminating any Coverage Layer in its entirety may reduce the crediting of any future additional credits attributable to that Coverage Layer.

The additional credit rate ranges by duration from 0% to 1.38% and depends on your Age, Sex, Risk Class and Death Benefit Option at the issue of each Coverage Layer.

Your Policy’s additional credit is not guaranteed, and we may discontinue the program at any time.

For more information on the additional credit, you may ask your life insurance producer to provide an In Force Illustration.

An example
Assume the following:

• Policy’s Face Amount is $100,000

• Policy is in the 6th policy year

• Additional credit rate in year 6 is 0.10%.

The additional credit added to the Policy’s Accumulated Value on the Policy Anniversary is 0.10% × 100,000 = $100.

Policy Charges

We take various charges from your Policy’s Accumulated Value to compensate us for the cost of the Policy benefits and for maintaining your Policy:

1. Monthly Deductions

2. Certain Transaction Fees

3. Administrative and Underwriting Service Fees

4. Loan Interest Charged against the Loan Account.

Transaction fees, administrative and underwriting service fees are shown in the FEE TABLES.

All Policy charges assessed under the policy will reduce the Accumulated Value as an Account Deduction.

We offer different underwriting methods such as guaranteed issue, simplified issue, or regular issue. If guaranteed issue or simplified issue is used, the cost of insurance rates are generally higher than if the Policy were issued through regular underwriting. As a result, a healthy individual who uses guaranteed or simplified issue may pay higher cost of insurance rates than if the healthy individual used regular issue for the Policy. See MORE ON POLICY CHARGES – Underwriting Methods and Nonstandard Ratings in the Statement of Additional Information for additional information on underwriting.

Monthly Deductions

We deduct a monthly charge from your Policy’s Accumulated Value on each Monthly Payment Date until the Monthly Deduction End Date. If there is not enough Accumulated Value less Policy Debt to pay the monthly charge, your Policy could lapse. For more information, see Lapsing and Reinstatement.

The Monthly Deduction is made up of five charges:

1. cost of insurance charge

2. administrative charge

3. Coverage charge

4. charges for optional Riders and benefits

5. asset charge

Your Policy and any Riders will provide a list of all guaranteed Policy charges as shown in the FEE TABLES. For any given charge, we may charge less than these amounts, but we will never charge more than these guaranteed amounts. Any lesser charge will apply uniformly to all members of the same Class.

We may profit from Policy charges and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses.

There are no Monthly Deductions after the Monthly Deduction End Date.

Cost of Insurance Charge

This Cost of Insurance Charge is for providing you with life insurance protection. It is based upon the cost of insurance rates of each Coverage Layer and a Net Amount At Risk.

The Net Amount At Risk used for calculating cost of insurance charges is determined on the Monthly Payment Date as:

• The Death Benefit under the policy divided by the Net Amount At Risk Factor of 1.0016516

• Less the Accumulated Value

If your policy has multiple Coverage Layers, the Net Amount at Risk is proportional to each Coverage Layer based upon the Face Amount of the Coverage Layer.

There are maximum or guaranteed cost of insurance rates associated with each Coverage Layer. These rates are shown in your Policy Specifications or in any Supplemental Schedule of Coverage that we provide.

The guaranteed rates include the insurance risks associated with insuring one person. They are calculated using 2017 Commissioners Standard Ordinary Mortality Tables. The cost of insurance rates take into consideration the Age and sex of the Insured unless unisex rates are required. Unisex rates are used for Policies issued in the state of Montana. They are also used when a Policy is owned by an employer in connection with employment-related or benefit programs.

How we calculate cost of insurance
We calculate cost of insurance by multiplying the current cost of insurance rate by a Net Amount At Risk at the beginning of each Policy month.

The Net Amount At Risk used in the cost of insurance calculation is the difference between a discounted Death Benefit that would be payable if the Insured died and the Accumulated Value of your Policy at the beginning of the Policy month before the monthly charge is due.

First, we calculate the total Net Amount At Risk for your Policy in two steps:
• Step 1: we divide the Death Benefit that would be payable at the beginning of the Policy month by 1.0016516.
• Step 2: we subtract your Policy’s Accumulated Value at the beginning of the Policy month from the amount we calculated in Step 1.
Next, we allocate the Net Amount At Risk in proportion to the Face Amount of all Coverage Layers, and each increase that’s In Force as of your Monthly Payment Date.
We then multiply the amount of each allocated Net Amount At Risk by the cost of insurance rate for each Coverage Layer. The sum of these amounts is your cost of insurance charge.

Premiums, Net Premiums, Policy fees and charges, withdrawals, investment performance and fees and expenses of the underlying portfolios may affect your Net Amount At Risk, depending on the Death Benefit Option you choose or if your Death Benefit under the Policy is the Minimum Death Benefit.

Administrative charge

We deduct a charge not to exceed $10.00 a month to help cover the costs of administering and maintaining our Policies. We guarantee that this charge will not increase.

Asset charge

The asset charge is deducted monthly and is assessed against the Policy’s unloaned Accumulated Value. This charge allows us to offer the Investment Options available under this Policy. The current charge is 0.20% annually (0.0167% monthly) of unloaned Accumulated Value. The charge is guaranteed not to exceed 0.36% annually (0.03% monthly) of unloaned Accumulated Value.

An example
Assume a Policy with an Accumulated Value of $250,000, a Loan Account of $25,000, and thus an unloaned Accumulated Value of $225,000. The maximum monthly asset charge is: $225,000 x 0.03% = $67.50

Coverage charge

We deduct a Coverage charge every month to help cover the costs of distributing our Policies.

Each Coverage Layer on the Insured in the Policy has its own Coverage charge. The total amount of Coverage charges deducted monthly is the sum of the Coverage charges calculated for each Coverage Layer in effect.

The Coverage charge for each Coverage Layer is calculated based on the Face Amount, Insured’s Age and Risk Class, and Death Benefit Option on the Coverage Layer Effective Date. However, for the S-ART Coverage Layer, the Coverage charge is calculated based on the current S-ART Face Amount.

Your Policy Specifications and any Supplemental Schedule of Coverage provide the Policy’s guaranteed Coverage charges. We may charge less than our guaranteed rate.

A hypothetical example:

For a Policy that has a Policy Face Amount of $350,000, a Death Benefit Option A and C Coverage charge rate of 0.3516, a Death Benefit Option B Coverage charge rate of 1.0815, and a per Policy Coverage charge of $36:

The guaranteed monthly Coverage charge in year one is:
• Under Death Benefit Option A or Option C, is $159.06 (($350,000 ÷ 1,000) × 0.3516) + 36 • Under Death Benefit Option B, is $414.53 (($350,000 ÷ 1,000) × 1.0815) + 36

Charges for optional riders

If you add any Riders to your Policy, we add any charges for them to your monthly charge.

Lapsing and Reinstatement

There is no guarantee that your Policy will not lapse even if you pay your planned premium. Your Policy will lapse if there is not enough Accumulated Value, after subtracting any Policy Debt, to cover the monthly charge on the day we make the deduction.

Your Policy’s Accumulated Value is affected by the following:

• loans or withdrawals you make from your Policy

• certain Rider benefits paid from your Policy

• not making planned premium payments

• the performance of your Investment Options

• charges under the Policy.

If your Policy’s Accumulated Value less Policy Debt is not enough to pay the total monthly charge, your policy will enter its Grace Period. We deduct the amount that is available and send you, and anyone you have assigned your Policy to, a notice telling you the amount to pay to keep your Policy In Force. The minimum amount you must pay to keep your Policy In Force is equal to three times the monthly charge that was due on the Monthly Payment Date when there was not enough Accumulated Value to pay the charge, plus premium load. For more information regarding payment due to keep your Policy In Force, please contact our Life Insurance Division.

We will give you a Grace Period of 61 days from the date we send the notice to pay sufficient premium to keep your Policy In Force. Your Policy will remain In Force during the Grace Period.

If we do not receive your payment within the Grace Period, your Policy will lapse with no value. This means we will end your life insurance Coverage.

If you make the minimum payment

If we receive your payment within the Grace Period, we will allocate your Net Premium on the day it is received to the Investment Options you have chosen and deduct the monthly charge from your Investment Options as an Account Deduction at the next policy monthly payment date. A minimum of the Monthly Deduction due plus three times the Monthly Deduction due when the insufficiency occurred, plus any applicable Premium Loan, must be paid.

If your Policy is in danger of lapsing and you have Policy Debt, you may find that making the minimum payment would cause the total premiums paid to exceed the maximum amount for your Policy’s Face Amount under tax laws. In that situation, we will not accept the portion of your payment that would exceed the maximum amount. To stop your Policy from lapsing, you will have to repay a portion of your Policy Debt.

Remember to tell us if your payment is a premium payment. Otherwise, we will treat it as a loan repayment.

How to avoid future lapsing

To stop your Policy from lapsing in the future, you may want to make larger or more frequent premium payments if tax laws permit it. Or if you have a Policy loan, you may want to repay a portion of it.

Paying Death Benefit Proceeds during the Grace Period

If the Insured dies during the Grace Period, we will pay Death Benefit Proceeds to your Beneficiary. We will reduce the payment by any unpaid monthly charges and any Policy Debt.

Reinstating a lapsed Policy

If your Policy lapses, you have three years from the end of the Grace Period to apply for a reinstatement. We will consider your reinstatement request if you send us the following:

• a written application

• evidence satisfactory to us that the Insured is still insurable

• a Premium payment sufficient, after reduction by any Premium Load, to:

• cover all unpaid monthly charges and Policy loan interest that were due in the Grace Period,

• keep your Policy In Force for three months after the day your Policy is reinstated, and

• cover any negative Accumulated Value if there was a Policy loan or other outstanding Policy Debt at the time of lapse.

We will reinstate your Policy as of the first Monthly Payment Date on or after the day we approve the reinstatement. When we reinstate your Policy, its Accumulated Value will be the same as it was on the day your Policy lapsed. We will allocate the Accumulated Value according to your most recent premium allocation instructions.

At reinstatement:

• Surrender charges and Policy charges other than Cost of Insurance charges for Basic Life Coverage under this Policy will resume on their schedule as of the Monthly Payment Date when lapse occurred.

• Cost of Insurance Charges will be calculated using Cost of Insurance Rates that resume their original schedule as if lapse had never occurred, reflecting the Insured’s Age at reinstatement and policy duration measured from the original Policy Date.

Reinstating a lapsed Policy with Policy Debt

If there was a Policy loan at the time of lapse, upon reinstatement we will eliminate the loan by deducting any Policy Debt from the Accumulated Value. Any negative Accumulated Value will be due in addition to sufficient premium at the time of reinstatement.

YOUR INVESTMENT OPTIONS

This section tells you about the Investment Options available under your Policy and how they work.

We put your Net Premium in our General Account and Separate Account. We own the assets in our accounts and allocate your Net Premiums, less any charges, to the Investment Options you have chosen. Amounts allocated to any available Fixed Options or Indexed Fixed Options are held in our General Account. Amounts allocated to the Variable Investment Options are held in our Separate Account. You will find information about when we allocate Net Premiums to your Investment Options in HOW PREMIUMS WORK.

You choose your initial Investment Options on your application. If you choose more than one Investment Option, you must tell us the dollar amount or percentage you want to allocate to each Investment Option. You can change your premium allocation instructions at any time.

You can change your premium allocation instructions by writing or sending a fax. If we have your completed telephone and electronic authorization on file, you can call us at (800) 347-7787 or submit a request electronically. Or you can ask your life insurance producer to contact us. You will find more information regarding telephone and electronic instructions in POLICY BASICS.

The Investment Options you choose, and how they perform, will affect your Policy’s Accumulated Value and may affect the Death Benefit. Please review the Investment Options carefully. You may ask your life insurance producer to help you choose the right ones for your goals and tolerance for risk. Any financial firm or representative you engage to provide advice and/or make transfers for you is not acting on our behalf. We are not responsible for any investment decisions or allocations you make, recommendations such financial representatives make or any allocations or specific transfers they choose to make on your behalf. Some broker-dealers may not allow or may limit the amount you may allocate to certain Investment Options. Work with your life insurance producer to help you choose the right Investment Options for your investment goals and risk tolerance. Make sure you understand any costs you may pay directly and indirectly on your Investment Options because they will affect the value of your Policy.

Variable Investment Options

We consider various factors when determining the Fund portfolios offered under this Policy. Such fund factors include some or all of the following: Fund reputation, asset class, investment objective, investment performance, manager and sub-adviser experience, brand recognition, portfolio share class, and portfolio expenses. We may also consider whether the underlying Fund makes fee payments for distribution and/or service (12b-1 fees), if a Fund affiliate makes fee payments for certain administrative support, or if the Fund is affiliated with us. See ABOUT PACIFIC LIFE – Service Arrangements in this Prospectus and the underlying Fund prospectus for additional information.

We do not recommend or endorse any particular Fund and we do not provide investment advice.

The following charts are summaries of the Fund portfolios. You will find detailed descriptions of the portfolios in each Fund prospectus. There’s no guarantee that a portfolio will achieve its investment objective. You should read each Fund prospectus carefully before investing. You can obtain a Fund prospectus by contacting your life insurance producer or by visiting www.PacificLife.com or by accessing the Policy Owner website, My Life Insurance Account, at https://Life.MyAccount.PacificLife.com.

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	INVESTMENT GOAL	PORTFOLIO MANAGER
Invesco V.I. International Growth Fund Series I	Long-term growth of capital.	Invesco Advisers, Inc.

Invesco Oppenheimer V.I. Global Fund Series I	Seeks capital appreciation.	Invesco Advisers, Inc.
Invesco Oppenheimer V.I. Main Street Small Cap Fund Series I	Seeks capital appreciation.	Invesco Advisers, Inc.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.	INVESTMENT GOAL	PORTFOLIO MANAGER
American Century VP Mid Cap Value Fund Class I	Seeks long-term capital growth. Income is a secondary objective.	American Century Investment Management, Inc.

AMERICAN FUNDS INSURANCE SERIES	INVESTMENT GOAL	PORTFOLIO MANAGER
American Funds IS Asset Allocation Fund Class 2	Seeks to provide high total returns (including income and capital gains) consistent with preservation of capital over long term.	Capital Research and Management CompanySM
American Funds IS Growth Fund Class 2	Seeks to provide growth of capital.	Capital Research and Management CompanySM
American Funds IS Growth-Income Fund Class 2	Seeks to provide long-term growth of capital and income.	Capital Research and Management CompanySM

BLACKROCK VARIABLE SERIES FUNDS, INC.	INVESTMENT GOAL	PORTFOLIO MANAGER
BlackRock Global Allocation V.I. Fund Class I	Seeks high total investment return.	BlackRock Advisors, LLC

DFA INVESTMENT DIMENSIONS GROUP INC.	INVESTMENT GOAL	PORTFOLIO MANAGER
DFA VA International Value Portfolio	Seeks to achieve long-term capital appreciation.	Dimensional Fund Advisors LP
DFA VA U.S. Large Value Portfolio	Seeks to achieve long-term capital appreciation.	Dimensional Fund Advisors LP
DFA VA U.S. Targeted Value Portfolio	Seeks to achieve long-term capital appreciation.	Dimensional Fund Advisors LP

FIDELITY® VARIABLE INSURANCE PRODUCTS FUNDS	INVESTMENT GOAL	PORTFOLIO MANAGER
Fidelity® VIP Bond Index Portfolio Service Class 2	Seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Bloomberg Barclays U.S. Aggregate Bond Index.	Fidelity Management & Research Co., Inc.
Fidelity® VIP Contrafund® Portfolio Initial Class	Seeks long-term capital appreciation.	Fidelity Management & Research Co., Inc.
Fidelity® VIP Freedom 2035 PortfolioSM Initial Class	Seeks high total return. (Principal preservation as the fund approaches its target date and beyond is of secondary importance.)	Fidelity Management & Research Co., Inc.
Fidelity® VIP Freedom 2045 PortfolioSM Initial Class	Seeks high total return. (Principal preservation as the fund approaches its target date and beyond is of secondary importance.)	Fidelity Management & Research Co., Inc.
Fidelity® VIP Freedom Income PortfolioSM Initial Class	Seeks high total return. (Principal preservation is of secondary importance.)	Fidelity Management & Research Co., Inc.
Fidelity® VIP Government Money Market Portfolio Service Class	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity Management & Research Co., Inc.
Fidelity® VIP International Index Portfolio Service Class 2	Seeks to provide investment results that correspond to the total return of foreign developed and emerging stock markets.	Fidelity Management & Research Co., Inc.
Fidelity® VIP Mid Cap Portfolio Initial Class	Seeks long-term growth of capital.	Fidelity Management & Research Co., Inc.
Fidelity® VIP Total Market	Seeks to provide investment results that correspond to the	Fidelity Management & Research Co.,

FIDELITY® VARIABLE INSURANCE PRODUCTS FUNDS	INVESTMENT GOAL	PORTFOLIO MANAGER
Index Class 2	total return of a broad range of U.S. stocks.	Inc.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST	INVESTMENT GOAL	PORTFOLIO MANAGER
Templeton Foreign VIP Fund Class 1	Long-term capital growth.	Templeton Investment Counsel, LLC
Templeton Global Bond VIP Fund Class 1	High current income, consistent with preservation of capital, with capital appreciation as a secondary consideration.	Franklin Advisers, Inc.

JANUS ASPEN SERIES	INVESTMENT GOAL	PORTFOLIO MANAGER
Janus Henderson Enterprise Portfolio Institutional Shares	Long-term growth of capital.	Janus Capital Management LLC
Janus Henderson Overseas Portfolio Institutional Shares	Long-term growth of capital.	Janus Capital Management LLC

LAZARD RETIREMENT SERIES, INC.	INVESTMENT GOAL	PORTFOLIO MANAGER
Lazard Retirement Global Dynamic Multi-Asset Portfolio Investor Shares	Seeks total return.	Lazard Asset Management LLC

Lazard Retirement International Equity Portfolio Service Shares	Seeks long-term capital appreciation.	Lazard Asset Management LLC

LEGG MASON PARTNERS VARIABLE EQUITY TRUST	INVESTMENT GOAL	PORTFOLIO MANAGER
ClearBridge Variable Aggressive Growth Portfolio – Class I	Seeks capital appreciation.	Legg Mason Partners Fund Advisor, LLC
ClearBridge Variable Mid Cap Portfolio – Class I	Seeks long-term growth of capital.	Legg Mason Partners Fund Advisor, LLC

LORD ABBETT SERIES FUND, INC.	INVESTMENT GOAL	PORTFOLIO MANAGER
Lord Abbett Bond Debenture Portfolio Class VC	Seeks to deliver high current income and long-term growth of capital by investing primarily in a variety of fixed income securities and select equity-related securities.	Lord Abbett & Co. LLC
Lord Abbett Developing Growth Portfolio Class VC	Seeks to deliver long-term growth of capital by investing primarily in stocks of small U.S. companies.	Lord Abbett & Co. LLC
Lord Abbett Total Return Portfolio Class VC

Seeks to deliver current income and the opportunity for capital appreciation by investing primarily in U.S. investment grade corporate, government, and mortgage- and asset-backed securities, with select allocations to high yield and foreign debt securities.

Lord Abbett & Co. LLC

MFS VARIABLE INSURANCE TRUST	INVESTMENT GOAL	PORTFOLIO MANAGER
MFS® New Discovery Series –Initial Class	Seeks capital appreciation.	Massachusetts Financial Services Company
MFS® Value Series – Initial Class	Seeks capital appreciation.	Massachusetts Financial Services Company

M FUND, INC.	INVESTMENT GOAL	PORTFOLIO MANAGER
M Capital Appreciation Fund	Seeks to provide maximum capital appreciation.	Frontier Capital Management Company, LLC
M International Equity Fund	Seeks to provide long-term capital appreciation.	Dimensional Fund Advisors, LP
M Large Cap Growth Fund	Seeks to provide long-term capital appreciation.	DSM Capital Partners LLC
M Large Cap Value Fund	Seeks to provide long-term capital appreciation.	AJO, LP

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST	INVESTMENT GOAL	PORTFOLIO MANAGER
Neuberger Berman Sustainable Equity Portfolio Class I	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund’s financial criteria and social policy.	Neuberger Berman Investment Advisers LLC

PACIFIC SELECT FUND	INVESTMENT GOAL	MANAGER
Comstock Portfolio Class P	Seeks long-term growth of capital.	Invesco Advisers, Inc.
PSF DFA Balanced Allocation Portfolio Class P	Seeks long-term growth of capital and low to moderate income.	Pacific Life Fund Advisors LLC
Diversified Bond Portfolio Class P	Seeks to maximize total return consistent with prudent investment management.	Western Asset Management Company, LLC
Emerging Markets Debt Portfolio Class P	Seeks to maximize total return consistent with prudent investment management.	Ashmore Investment Management Limited
Emerging Markets Portfolio Class P	Seeks long-term growth of capital.	Invesco Advisers, Inc.
Equity Index Portfolio Class P	Seeks investment results that correspond to the total return of common stocks that are publicly traded in the U.S.	BlackRock Investment Management, LLC
Floating Rate Income Portfolio Class P	Seeks a high level of current income.	Pacific Asset Management
Growth Portfolio Class P	Seeks long-term growth of capital.	MFS Investment Management
Health Sciences Portfolio Class P	Seeks long-term growth of capital.	BlackRock Investment Management, LLC
High Yield Bond Portfolio Class P	Seeks a high level of current income.	Pacific Asset Management
Inflation Managed Portfolio Class P	Seeks to maximize total return consistent with prudent investment management.	Pacific Investment Management Company LLC
International Large-Cap Portfolio Class P	Seeks long-term growth of capital.	MFS Investment Management
International Small-Cap Portfolio Class P	Seeks long-term growth of capital.	QS Investors, LLC

PACIFIC SELECT FUND	INVESTMENT GOAL	MANAGER
Large-Cap Value Portfolio Class P	Seeks long-term growth of capital; current income is of secondary importance.	ClearBridge Investments, LLC
Main Street® Core Portfolio Class P	Seeks long-term growth of capital and income.	Invesco Advisers, Inc.
Managed Bond Portfolio Class P	Seeks to maximize total return consistent with prudent investment management.	Pacific Investment Management Company LLC
Mid-Cap Growth Portfolio Class P	Seeks long-term growth of capital.	Ivy Investment Management Company
Mid-Cap Value Portfolio Class P	Seeks long-term growth of capital.	Boston Partners Global Investors, Inc.
Pacific Dynamix – Conservative Growth Portfolio Class P	Seeks current income and moderate growth of capital.	Pacific Life Fund Advisors LLC
Pacific Dynamix – Growth Portfolio Class P	Seeks moderately high, long-term growth of capital with low, current income.	Pacific Life Fund Advisors LLC
Pacific Dynamix – Moderate Growth Portfolio Class P	Seeks long-term growth of capital and low to moderate income.	Pacific Life Fund Advisors LLC
Portfolio Optimization Aggressive-Growth Portfolio Class P	Seeks high, long-term capital appreciation.	Pacific Life Fund Advisors LLC
Portfolio Optimization Conservative Portfolio Class P	Seeks current income and preservation of capital.	Pacific Life Fund Advisors LLC
Portfolio Optimization Growth Portfolio Class P	Seeks moderately high, long-term capital appreciation with low, current income.	Pacific Life Fund Advisors LLC
Portfolio Optimization Moderate Portfolio Class P	Seeks long-term growth of capital and low to moderate income.	Pacific Life Fund Advisors LLC
Portfolio Optimization Moderate-Conservative Portfolio Class P	Seeks current income and moderate growth of capital.	Pacific Life Fund Advisors LLC
Short Duration Bond Portfolio Class P	Seeks current income; capital appreciation is of secondary importance.	T. Rowe Price Associates, Inc.
Small-Cap Index Portfolio Class P	Seeks investment results that correspond to the total return of an index of small-capitalization companies.	BlackRock Investment Management, LLC
Small-Cap Value Portfolio Class P	Seeks long-term growth of capital.	AllianceBernstein L.P.
Technology Portfolio Class P	Seeks long-term growth of capital.	MFS Investment Management

PIMCO VARIABLE INSURANCE TRUST	INVESTMENT GOAL	PORTFOLIO MANAGER

PIMCO Global Managed Asset Allocation Portfolio – Institutional Class	Seeks total return which exceeds that of a blend of 60% MSCI World Index/40% Bloomberg Barclays U.S. Aggregate Index.	Pacific Investment Management Company, LLC

PIMCO Income Portfolio – Administrative Class	Seeks to maximize current income. Long-term capital appreciation is a secondary objective.	Pacific Investment Management Company, LLC

T. ROWE PRICE EQUITY SERIES, INC.	INVESTMENT GOAL	PORTFOLIO MANAGER
T. Rowe Price Blue Chip Growth Portfolio – I	Seeks to provide long-term capital growth. Income is a secondary objective.	T. Rowe Price Associates, Inc.
T. Rowe Price Equity Income Portfolio – I	Seeks a high level of dividend income and long-term capital growth primarily through investments in stocks.	T. Rowe Price Associates, Inc.

VANECK VIP TRUST	INVESTMENT GOAL	PORTFOLIO MANAGER
VanEck VIP Global Hard Assets Fund Initial Class*	Seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.	Van Eck Associates Corporation

* Hard Assets include precious metals (including gold), base and industrial metals, energy, natural resources and other commodities. A hard assets company is a Company that derives directly or indirectly, at least 50% of its revenues from exploration, development, production, distribution or facilitation of processes relating to hard assets.

VANGUARD VARIABLE INSURANCE FUND	INVESTMENT GOAL	PORTFOLIO MANAGER
Vanguard® VIF Mid-Cap Index Portfolio	Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	The Vanguard Group, Inc.
Vanguard® VIF Real Estate Index Portfolio

Seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs and other real estate-related investments.

The Vanguard Group, Inc.

The Investment Adviser

American Century Investment Management, Inc. is the investment adviser of the American Century Variable Portfolios, Inc.

Capital Research and Management CompanySM is the investment adviser of the American Funds Insurance Series.

BlackRock Advisors, LLC is the investment adviser for the BlackRock Variable Series Funds, Inc.

Dimensional Fund Advisors LP is the investment adviser of the Dimensional family of funds. DFA Australia Limited, each an affiliate of Dimensional Fund Advisors LP, serve as sub-advisors to the V A International Small Portfolio, V A International Value Portfolio, and V A Short-Term Fixed Portfolio.

Fidelity Management & Research Co., Inc. is the investment adviser of the Fidelity® Variable Insurance Products Funds.

Franklin Advisers, Inc. is the investment adviser for the Templeton Global Bond VIP Fund portfolio. Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign VIP Fund portfolio.

Invesco Advisers, Inc. is the investment adviser of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds).

Janus Capital Management LLC is the investment adviser of the Janus Aspen Series.

Lazard Asset Management LLC is the investment manager of the Lazard Retirement Series, Inc.

Legg Mason Partners Fund Advisor, LLC is the investment manager of the Legg Mason Partners Variable Equity Trust.

Lord, Abbett & Co. LLC is the investment adviser of the Lord Abbett Series Fund, Inc.

Massachusetts Financial Services Company is the investment adviser of the MFS Variable Insurance Trust.

M Financial Investment Advisers Inc. (“MFIA”) is the investment adviser to M Fund, Inc., and has retained other firms to manage the M Fund portfolios. The MFIA and M Fund’s Board of Directors oversee the management of all of the M Fund portfolios.

Neuberger Berman Investment Advisers LLC is the investment manager of the Neuberger Berman Advisers Management Trust.

Pacific Investment Management Company, LLC is the investment adviser of the PIMCO Variable Insurance Trust.

Pacific Life Fund Advisors LLC (PLFA), a subsidiary of Pacific Life Insurance Company, is the investment adviser for the Pacific Select Fund. PLFA and the Pacific Select Fund’s Board of Trustees oversee the management of all the Pacific Select Fund’s Portfolios, and PLFA also manages certain portfolios directly. PLFA also does business under the name “Pacific Asset Management” and manages certain Pacific Select Fund Portfolios under that name.

T. Rowe Price Associates, Inc. is the investment manager of the T. Rowe Price Equity Series, Inc.

Van Eck Associates Corporation is the investment adviser of the VanEck VIP Trust.

The Vanguard Group, Inc. is the investment adviser of Vanguard VIF Mid-Cap Index Portfolio and the Vanguard VIF Real Estate Index Portfolio. These Portfolios are part of the Vanguard Variable Insurance Fund.

We are not responsible for the operation of the underlying Funds or any of their portfolios. We also are not responsible for ensuring that the underlying Funds and their portfolios comply with any laws that apply.

Calculating unit values

When you choose a Variable Investment Option, we credit your Policy with accumulation units. The number of units we credit equals the amount we have allocated divided by the unit value of the Variable Account. Similarly, the number of accumulation units in your Policy will be reduced when you make a transfer, withdrawal or loan from a Variable Investment Option, and when your monthly charges are deducted.

An example

You ask us to allocate $6,000 to the Inflation Managed Investment Option on a Business Day. At the end of that day, the unit value of the Variable Account is $15. We will credit your Policy with 400 units ($6,000 divided by $15).

The value of an accumulation unit is the basis for all financial transactions relating to the Variable Investment Options. The value of an accumulation unit is not the same as the value of a share in the underlying portfolio. We calculate the unit value for each Variable Account once every Business Day, usually at or about 4:00 p.m. Eastern time.

Generally, for any transaction, we will use the next unit value calculated after we receive your Written Request. If we receive your Written Request before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, on a Business Day, we will use the unit value calculated as of the end of that Business Day. If we receive your request at or after the time of the close of the New York Stock Exchange on a Business Day, we will use the unit value calculated as of the end of the next Business Day.

If a scheduled transaction falls on a day that is not a Business Day, we will process it as of the end of the next Business Day. For your monthly charge, we will use the unit value calculated on your Monthly Payment Date. If your Monthly Payment Date does not fall on a Business Day, we will use the unit value calculated as of the end of the next Business Day. For information about timing of transactions, see POLICY BASICS.

The unit value calculation is based on the following:

• the investment performance of the underlying portfolio

• any dividends or distributions paid by the underlying portfolio

• any charges for any taxes that are, or may become, associated with the operation of the Variable Account.

The unit value of a Variable Account will change with the value of its corresponding portfolio. Changes in the unit value of a Variable Account will not change the number of accumulation units credited to your Policy. For unit values please go to www.pacificlife.com.

Fees and expenses paid by the Funds

Each Fund pays advisory fees, any service and distribution (12b-1) fees, and other expenses. These fees and expenses are deducted from the assets of the Fund’s portfolios and may vary from year to year. They are not fixed and are not part of the terms of your Policy. You will find more about Fund fees and expenses in FEE TABLES and in each Fund’s prospectus. If you choose a Variable Investment Option, these fees and expenses affect you indirectly because they reduce portfolio returns. Each Fund is governed by its own Board of Trustees or Board of Directors.

Fixed Options

You can also choose from two Fixed Options: the Fixed Account and the Fixed LT Account. The Fixed Account earns a lower declared interest rate and has more flexible allocation rules than the Fixed LT Account. The Fixed LT Account earns a higher declared interest rate but has stricter allocation rules than the Fixed Account. See YOUR INVESTMENT OPTIONS – Transferring Among Investment Options and Market-timing Restrictions for information on the allocation rules.

The Fixed Options provide a guaranteed minimum annual rate of interest. The amounts allocated to the Fixed Options and the Indexed Fixed Options are held in our General Account. For more information about the General Account, see ABOUT PACIFIC LIFE.

Here are some things you need to know about the Fixed Options:

• Accumulated Value allocated to the Fixed Options earns interest on a daily basis, using a 365-day year. Our minimum annual interest rate is 2.00%.

• We may offer a higher annual interest rate on the Fixed Options. If we do, we will guarantee the higher rate until your next Policy Anniversary.

• There are no investment risks or direct charges. Policy charges still apply.

• There are limitations on when and how much you can transfer from the Fixed Options. These limitations are described below, in YOUR INVESTMENT OPTIONS – Transferring Among Investment Options. It may take several Policy Years to transfer your Accumulated Value out of either of the Fixed Options.

• We reserve the right to limit aggregate allocations to the Fixed Options during the most recent 12 months for all Pacific Life policies in which you have an ownership interest or to which payments are made by a single payor, to $1,000,000. Any allocations in excess of these limits will be allocated to your other Investment Options according to your most recent instructions. We may increase the limits at any time at our sole discretion. To find out if higher limits are in effect, ask your life insurance producer or contact us.

• We have not registered the Fixed Options with the SEC. Disclosures regarding the Fixed Options, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

• We may add, terminate, or suspend one or more of the Fixed Options at any time. We will notify you before any such changes occur.

Indexed Fixed Options

We have not registered the Indexed Fixed Options with the SEC. Disclosures regarding the Indexed Accounts, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Pacific Life believes that the Policies are in substantial compliance with the applicable provisions of Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Indexed Accounts qualify for an exemption from registration under the federal securities laws because, as a Pacific Life General Account investment option, its value does not vary according to the performance of a separate account. In addition, the products in which the Indexed Accounts are offered satisfy standard non-forfeiture laws. Accordingly, the Company has a reasonable basis for concluding that the Indexed Accounts provide sufficient guarantees of principal and interest through the Company’s General Account to qualify under Section 3(a)(8).

The Indexed Accounts are held in our General Account. Currently, there are three Indexed Accounts, the 1-Year Indexed Account, the 1-Year High Par Indexed Account, and the 1-Year No Cap Indexed Account.

Here is a summary comparing the Indexed Fixed Options
	1-Year Indexed Account	1-Year High Par Indexed Account	1-Year No Cap Indexed Account
Index	S&P 500® Index	S&P 500® Index	S&P 500® Index
Segment Term	1 year	1 year	1 year
Current Participation Rate	100%	150%	100%
Guaranteed Minimum Participation Rate	100%	140%	100%
Guaranteed Minimum Growth Cap	3%	2%	N/A
Guaranteed Maximum Index Threshold Rate	N/A	N/A	20%
Minimum Segment Guaranteed Interest Rate	1%	1%	1%

Allocations to the Indexed Accounts are made first to the Fixed Account and transferred to the Indexed Accounts on the next Segment Start Date. If you surrender your Policy before segment maturity, you will forfeit any Segment Indexed Interest. We reserve the right to add additional Indexed Accounts or to cease offering one or more of the Indexed Accounts at any time. If we cease offering an Indexed Account, we would not allow any new Segments to be created and for any existing Segments, the change would take affect at the end of a Segment Term. We will notify you of any change at your address on file with us.

You may also allocate all or part of your Net Premium and your Accumulated Value to the Indexed Accounts if certain conditions are met. Accumulated Value in the Indexed Accounts is divided into Segments. We create a separate Segment for each allocation to an Indexed Account. Allocations to the Indexed Accounts are made first to the Fixed Account and transferred from the Fixed Account to an Indexed Account on the next Segment Start Date (currently the 15th of each month). Each Segment represents Accumulated Value transferred from the Fixed Account to the Indexed Accounts on a Segment Start Date.

Growth Cap

Segment Indexed Interest is subject to a Growth Cap for the 1-Year Indexed Account and the 1-Year High Par Indexed Account, which is the highest percentage that will be credited for a one-year period even if the change in the S&P 500® Index is higher. The steps used to calculate the amount of interest credited and how the Growth Cap is used can be found in the Segment Maturity section below. The Growth Cap is subject to change at our discretion, but the Growth Cap percentage is guaranteed never to be lower than 3% for the 1-Year Indexed Account and 2% for the 1-Year High Par Indexed Account. We will declare any change in the current Growth

Cap at the start of a Segment Term; the current Growth Cap will remain in effect for that Segment Term. If you have an existing Segment, before the end of your Segment Term, please contact us at (800) 347-7787 or contact your life insurance producer for the current Growth Cap that will apply to a new Segment. If you are allocating to a Segment for the first time, you can contact us or ask your life insurance producer for information on the current Growth Caps prior to investment. Once a Segment is created, you cannot transfer Accumulated Value out of that Segment until the end of the Segment Term. The 1-Year No Cap Indexed Account does not have a Growth Cap.

Index Threshold Rate

Segment Indexed Interest is subject to an Index Threshold Rate for the 1-Year No Cap Indexed Account. The Index Threshold Rate reduces the percentage that will be credited for a one-year period. At the end of a Segment Term, we determine the Index Growth Rate which reflects the performance of the underlying Index. The Index Growth Rate is then reduced by the Index Threshold Rate. A higher Index Threshold Rate may reduce the amount of interest credited at the end of a Segment Term and a lower Index Threshold Rate may increase the amount of interest credited at the end of a Segment Term. The steps used to calculate the amount of interest credited at the end of a term and how the Index Threshold Rate is used can be found in the Segment Maturity section below. The Index Threshold Rate is subject to change at our discretion, but the Index Threshold Rate is guaranteed never to be higher than 20%. We will declare any change in the current Index Threshold Rate at the start of a Segment Term; the current Index Threshold Rate will remain in effect for that Segment Term. If you have an existing Segment, before the end of your Segment Term, please contact us at (800) 347-7787or contact your life insurance producer for information on the current Index Threshold Rate that will apply to a new Segment. If you are allocating to a Segment for the first time, you can contact us or ask your life insurance producer for information on the current Index Threshold Rate prior to investment. Once a Segment is created, you cannot transfer Accumulated Value out of that Segment until the end of the Segment Term. The 1-Year Indexed Account and the 1-Year High Par Indexed Account do not have an Index Threshold Rate.

Participation Rate

The Participation Rate is used to determine what percentage of the growth in the underlying Index will be used to determine the amount of interest credited at the end of a Segment Term. The steps used to calculate the amount of interest credited at the end of a term and how the Participation Rate is used can be found in the Segment Maturity section below. The guaranteed minimum Participation Rate is 100% for the 1-Year Indexed Account, 140% for the 1-Year High Par Indexed Account, and 100% for the 1-Year No Cap Indexed Account. If you have an existing Segment, before the end of your Segment Term, please contact us at (800) 347-7787 or contact your life insurance producer for information on the current Participation Rate that will apply to a new Segment. If you are allocating to a Segment for the first time, you can contact us or ask your life insurance producer for information on the current Participation Rates prior to investment. Once a Segment is created, you cannot transfer Accumulated Value out of that Segment until the end of the Segment Term. All of the Indexed Accounts have a Participation Rate.

We credit interest on Accumulated Value in the Indexed Accounts in two ways. One way is that at the end of a one-year period (the Segment Maturity), we credit interest based in part on any positive change in the S&P 500® Index1, excluding dividends.2 This positive change, however, is limited by any applicable Growth Cap (as discussed below, the Growth Cap includes the Minimum Segment Guaranteed Interest Rate) or any applicable Index Threshold Rate (as discussed below, the Index Threshold Rate reduces the Index Growth Rate). The other way, is that on each Business Day we credit interest on Accumulated Value in any Segment based on a minimum interest rate, 1% annually for all of the Indexed Accounts (the Minimum Segment Guaranteed Interest Rate, as shown in the Policy Specifications). Generally, a portion of the total return on investments in the securities that underlie the S&P 500® are investment dividends. However, allocations to the 1-Year Indexed Account, 1-Year High Par Indexed Account, and 1-Year No Cap Indexed Account will not receive the portion of total returns attributable to dividends, so that the index’s performance will be less than that of the securities underlying the S&P 500® Index. We refer to the total interest we credit to a Segment as the Total Interest Credited. If you surrender your Policy before Segment Maturity, no interest will be paid and you will forfeit any interest we would have otherwise credited. If you take a partial withdrawal from a Segment, the withdrawal will reduce the average monthly Segment Balance but any interest due will still be paid. We determine the Segment balance each month (a Segment Month) and average these amounts for determining the interest that may be applied. See the “Here is an example of how a withdrawal from the Policy affects Segment Indexed Interest” table below for a partial withdrawal and average monthly Segment Balance example.

The following examples are not intended to serve as projections of future investment returns nor are they a reflection of how your Policy will actually perform.

1 The “S&P 500 Index” is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates (“SPDJI”), and has been licensed for use by Pacific Life Insurance Company. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Pacific Life Insurance Company. It is not possible to invest directly in an index. Pacific Life Insurance Company’s Product(s) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of Pacific Life Insurance Company’s Product(s) or any member of the public regarding the advisability of investing in securities generally or in Pacific Life Insurance Company’s Product(s) particularly or the ability of the S&P 500 Index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Pacific Life Insurance Company with respect to the S&P 500 Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500 Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Pacific Life Insurance Company’s Product(s). S&P Dow Jones Indices have no obligation to take the needs of Pacific Life Insurance Company or the owners of Pacific Life Insurance Company’s Product(s) into consideration in determining, composing or calculating the S&P 500 Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of Pacific Life Insurance Company’s Product(s) or the timing of the issuance or sale of Pacific Life Insurance Company’s Product(s) or in the determination or calculation of the equation by which Pacific Life Insurance Company’s Product(s) is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Pacific Life Insurance Company’s Product(s). There is no assurance that investment products based on the S&P 500 Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment or tax advisor. A tax advisor should be consulted to evaluate the impact of any tax-exempt securities on portfolios and the tax consequences of making any particular investment decision. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

NEITHER S&P DOW JONES INDICES NOR THIRD PARTY LICENSOR GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY PACIFIC LIFE INSURANCE COMPANY, OWNERS OF PACIFIC LIFE INSURANCE COMPANY’S PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES,

WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND PACIFIC LIFE INSURANCE COMPANY, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

2 The Standard & Poor’s 500® Index (“S&P 500®”) is an unmanaged index that covers 500 industrial, utility, transportation, and financial companies of the U.S. markets.

Below is a hypothetical example that shows how we currently credit interest to a Segment in the 1-Year Indexed Account.

Assumptions:

• The segment Accumulated Value is $10,000 at the start of the first segment.

• There are no deductions for Policy charges.

• The Growth Cap is 6.5% for all time periods. (This is a hypothetical Growth Cap for illustrative purposes only.)

• Accumulated Value is reallocated to a new Segment at Segment Maturity.

Segment	Year 1	Year 2	Year 3	Year 4	Year 5
Amount at Start of Segment	10,000.00	10,650.00	10,756.50	10,864.07	11,059.61
Average Segment Monthly Balance	10,000.00	10,650.00	10,756.50	10,864.07	11,059.61
Starting Index Value	1,000.00	1,200.00	1,050.00	1,058.40	1,077.45
Ending Index Value	1,200.00	1,050.00	1,058.40	1,077.45	1,148.56
Index Growth Rate[1]	20.00%	-12.50%	0.80%	1.80%	6.60%
Growth Cap	6.5%	6.5%	6.5%	6.5%	6.5%
Participation Rate	100%	100%	100%	100%	100%
Minimum Segment Guaranteed Interest Rate	1%	1%	1%	1%	1%
Segment Guaranteed Interest	100.00	106.50	107.57	108.64	110.60
Segment Indexed Interest Rate	5.50%	0.00%	0.00%	0.80%	5.50%
Segment Indexed Interest	550.00	0.00	0.00	86.90	608.28
Total Interest Credited over Term	650.00	106.50	107.57	195.54	718.87
Segment Maturity Value	10,650.00	10,756.50	10,864.07	11,059.61	11,778.48

Total Return over Period	17.78%
Annual Return over Period	3.33%

1 The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Below is a hypothetical example that shows how we currently credit interest to a Segment in the 1-Year High Par Indexed Account.

Assumptions:

• The segment Accumulated Value is $10,000 at the start of the first segment.

• There are no deductions for Policy charges.

• The Growth Cap is 6% for all time periods. (This is a hypothetical Growth Cap for illustrative purposes only.)

• Accumulated Value is reallocated to a new Segment at Segment Maturity.

Segment	Year 1	Year 2	Year 3	Year 4	Year 5
Amount at Start of Segment	10,000.00	10,600.00	10,706.00	10,834.47	11,126.98
Average Segment Monthly Balance	10,000.00	10,600.00	10,706.00	10,834.47	11,126.98
Starting Index Value	1,000.00	1,200.00	1,050.00	1,058.40	1,077.45
Ending Index Value	1,200.00	1,050.00	1,058.40	1,077.45	1,148.56
Index Growth Rate[1]	20.00%	-12.50%	0.80%	1.80%	6.60%
Growth Cap	6%	6%	6%	6%	6%
Participation Rate	150%	150%	150%	150%	150%
Minimum Segment Guaranteed Interest Rate	1%	1%	1%	1%	1%
Segment Guaranteed Interest	100.00	106.00	107.06	108.34	111.27
Segment Indexed Interest Rate	5.00%	0.00%	0.20%	1.70%	5.00%
Segment Indexed Interest	500.00	0.00	21.41	184.17	556.35
Total Interest Credited over Term	600.00	106.00	128.47	292.51	667.62
Segment Maturity Value	10,600.00	10,706.00	10,834.47	11,126.98	11,794.60

Total Return over Period	17.95%
Annual Return over Period	3.36%
[1] The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Below is a hypothetical example that shows how we currently credit interest to a Segment in the 1-Year No Cap Indexed Account.

Assumptions:

• The segment Accumulated Value is $10,000 at the start of the first segment.

• There are no deductions for Policy charges.

• Index Threshold Rate is 7% for all time periods. (This is a hypothetical Index Threshold Rate for illustrative purposes only.)

• Accumulated Value is reallocated to a new Segment at Segment Maturity.

Segment	Year 1	Year 2	Year 3	Year 4	Year 5
Amount at Start of Segment	10,000.00	11,300.00	11,413.00	11,527.13	11,642.40
Average Segment Monthly Balance	10,000.00	11,300.00	11,413.00	11,527.13	11,642.40
Starting Index Value	1,000.00	1,200.00	1,050.00	1,058.40	1,077.45
Ending Index Value	1,200.00	1,050.00	1,058.40	1,077.45	1,148.56
Index Growth Rate[1]	20.00%	-12.50%	0.80%	1.80%	6.60%
Index Threshold Rate	7%	7%	7%	7%	7%
Participation Rate	100%	100%	100%	100%	100%
Minimum Segment Guaranteed Interest Rate	1%	1%	1%	1%	1%
Segment Guaranteed Interest	100.00	113.00	114.13	115.27	116.42
Segment Indexed Interest Rate	12.00%	0.00%	0.00%	0.00%	0.60%
Segment Indexed Interest	1,200.00	0.00	0.00	0.00	0.00
Total Interest Credited over Term	1,300.00	113.00	114.13	115.27	116.42
Segment Maturity Value	11,300.00	11,413.00	11,527.13	11,642.40	11,758.83

Total Return over Period	17.59%
Annual Return over Period	3.29%

1 The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Below is a hypothetical example that shows how we credit interest to a Segment in the 1-Year Indexed Account on a guaranteed basis.

Assumptions:

• The segment Accumulated Value is $10,000 at the start of the first segment.

• There are no deductions for Policy charges.

• The Growth Cap is 3% for all time periods.

• Accumulated Value is reallocated to a new Segment at Segment Maturity.

Segment	Year 1	Year 2	Year 3	Year 4	Year 5
Amount at Start of Segment	10,000.00	10,300.00	10,403.00	10,507.03	10,696.14
Average Segment Monthly Balance	10,000.00	10,300.00	10,403.00	10,507.03	10,696.14
Starting Index Value	1,000.00	1,200.00	1,050.00	1,058.40	1,077.45
Ending Index Value	1,200.00	1,050.00	1,058.40	1,077.45	1,148.56
Index Growth Rate[1]	20.00%	-12.50%	0.80%	1.80%	6.60%
Growth Cap	3%	3%	3%	3%	3%
Participation Rate	100%	100%	100%	100%	100%
Minimum Segment Guaranteed Interest Rate	1%	1%	1%	1%	1%
Segment Guaranteed Interest	100.00	103.00	104.03	105.07	106.96
Segment Indexed Interest Rate	2.00%	0.00%	0.00%	0.80%	2.00%
Segment Indexed Interest	200.00	0.00	0.00	84.04	213.92
Total Interest Credited over Term	300.00	103.00	104.03	189.11	320.88
Segment Maturity Value	10,300.00	10,403.00	10,507.03	10,696.14	11,017.03

Total Return over Period	10.17%
Annual Return over Period	1.96%

1 The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Below is a hypothetical example that shows how we credit interest to a Segment in the 1-Year High Par Indexed

Account on a guaranteed basis.

Assumptions:

• The segment Accumulated Value is $10,000 at the start of the first segment.

• There are no deductions for Policy charges.

• The Growth Cap is 2% for all time periods.

• Accumulated Value is reallocated to a new Segment at Segment Maturity.

Segment	Year 1	Year 2	Year 3	Year 4	Year 5
Amount at Start of Segment	10,000.00	10,200.00	10,302.00	10,417.38	10,625.73
Average Segment Monthly Balance	10,000.00	10,200.00	10,302.00	10,417.38	10,625.73
Starting Index Value	1,000.00	1,200.00	1,050.00	1,058.40	1,077.45
Ending Index Value	1,200.00	1,050.00	1,058.40	1,077.45	1,148.56
Index Growth Rate[1]	20.00%	-12.50%	0.80%	1.80%	6.60%
Growth Cap	2%	2%	2%	2%	2%
Participation Rate[2]	140%	140%	140%	140%	140%
Minimum Segment Guaranteed Interest Rate	1%	1%	1%	1%	1%
Segment Guaranteed Interest	100.00	102.00	103.02	104.17	106.26
Segment Indexed Interest Rate	1.00%	0.00%	0.12%	1.00%	1.00%
Segment Indexed Interest	100.00	0.00	12.36	104.17	106.26
Total Interest Credited over Term	200.00	102.00	115.38	208.35	212.51
Segment Maturity Value	10,200.00	10,302.00	10,417.38	10,625.73	10,838.24

Total Return over Period	8.38%
Annual Return over Period	1.62%

[1] The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

[2] The guaranteed minimum Participation Rate will never be lower than 140%.

Below is a hypothetical example that shows how we credit interest to a Segment in the 1-Year No Cap Indexed Account on a guaranteed basis.

Assumptions:

• The segment Accumulated Value is $10,000 at the start of the first segment.

• There are no deductions for Policy charges.

• Index Threshold Rate is 20% for all time periods. (This is a hypothetical Index Threshold Rate for illustrative purposes only.)

• Accumulated Value is reallocated to a new Segment at Segment Maturity.

Segment	Year 1	Year 2	Year 3	Year 4	Year 5
Amount at Start of Segment	10,000.00	10,100.00	10,201.00	10,303.01	10,406.04
Average Segment Monthly Balance	10,000.00	10,100.00	10,201.00	10,303.01	10,406.04
Starting Index Value	1,000.00	1,200.00	1,050.00	1,058.40	1,077.45
Ending Index Value	1,200.00	1,050.00	1,058.40	1,077.45	1,148.56
Index Growth Rate[1]	20.00%	-12.50%	0.80%	1.80%	6.60%
Index Threshold Rate	20.0%	20.0%	20.0%	20.0%	20.00%
Participation Rate	100%	100%	100%	100%	100%
Minimum Segment Guaranteed Interest Rate	1%	1%	1%	1%	1%
Segment Guaranteed Interest	100.00	101.00	102.01	103.03	104.06
Segment Indexed Interest Rate	0.00%	0.00%	0.00%	0.00%	0.00%
Segment Indexed Interest	0.00	0.00	0.00	0.00	0.00
Total Interest Credited over Term	100.00	101.00	102.01	103.03	104.06
Segment Maturity Value	10,100.00	10,201.00	10,303.01	10,406.04	10,510.10

Total Return over Period	5.10%
Annual Return over Period	1.00%

1 The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Here is how Segments Work

• Segment Creation. A new Segment is created when there is a transfer to an Indexed Account. The Segment continues until the end of the Segment Term.

• Segment Value Change. Over the Segment Term, the Segment is credited with the Segment Guaranteed Interest and is reduced by Segment Deductions (discussed below).

• Segment Deductions. Over the Segment Term, money may be transferred from the Segments for the Policy’s Monthly Deductions, for withdrawals and for policy loans.

• Segment Indexed Interest. Based on the performance of the Index, additional interest may be credited to the Segment at the end of the Segment Term. It is possible, however, that Segment Indexed Interest will not be greater than zero.

• Segment Maturity. At the end of a Segment Term, the Segment Value is transferred to a new Segment or to the Fixed Accounts, based on your instructions. Before the end of a Segment Term, please contact us at (800) 347-7787 or contact your life insurance producer for the current rates (Participation Rate, Growth Cap, Index Threshold Rate, as applicable) that will apply to a new Segment. You can find Segment dates, current Segment activity, and additional information for all open, and recently matured Segments on your quarterly and annual Policy statements. Once a Segment is created, you cannot transfer Accumulated Value out of that Segment until the end of the Segment Term.

Important Considerations:

• Net Premiums and Accumulated Value are not directly deposited in or allocated to the Indexed Accounts. Such amounts are first allocated or transferred to the Fixed Account. On a Segment Start Date, we then transfer such Net Premiums and Accumulated Value to the Indexed Accounts.

• All Segment Start Dates currently begin on the 15th of a month. Each Segment Start Date has a Cutoff Date. To begin a Segment on a particular Segment Start Date, we must receive your instructions by the Cutoff Date for that Segment Start Date.

• You can only allocate all or a portion of your Net Premiums or transfer Accumulated Value to the Indexed Accounts if your Policy is not in a Lockout Period (discussed below). However, the Lockout Period will not affect any maturing Segments. Accumulated Value in a Segment that matures during the Lockout Period will be reallocated to a new segment, or to the Fixed Account per your instructions.

• Account Deductions are taken proportionately from the Fixed Account Value and the Variable Account Value until each have been reduced to zero. Any remaining deductions will be taken proportionate to each Segment Value across all segments in the Indexed Accounts.

• There is no guarantee that Segment Indexed Interest will be greater than zero at Segment Maturity. However, we credit Segment Guaranteed Interest daily to Accumulated Value in the Indexed Accounts.

• For Indexed Accounts with a Growth Cap, the total interest crediting rate that is applied to each Segment will never exceed the Growth Cap and will never be less than the 1% Segment Guaranteed Interest rate.

• For Indexed Accounts with an Index Threshold Rate, the total interest crediting rate is reduced by the Index Threshold Rate and will never be less than the 1% Segment Guaranteed Interest rate.

• You cannot transfer Accumulated Value from an Indexed Account until Segment Maturity.

• At Segment Maturity, we will automatically invest Segment Maturity Value into a new Segment unless you tell us otherwise by the Cutoff Date.

• We may eliminate or substitute the Index if the Index we are currently using is no longer published, if the licensing agreement for a particular Index expires, or if the cost of providing the investment on the Index becomes too high.

• Changing the Index will not affect the guarantees for the Indexed Accounts.

• We will notify you if we replace the Index.

• We will select a replacement Index in our sole discretion, based on the availability of the Index and our ability to purchase the necessary underlying securities.

The way we calculate interest on Accumulated Value allocated to the Indexed Accounts is different from the way Accumulated Value allocated to a Variable Account, such as the Equity Index Variable Account, is calculated. The Equity Index Variable Account invests in the Pacific Select Fund Equity Index Portfolio, whose investment strategy is to invest at least 80% of its assets in equity securities of companies that are included in the S&P 500® Index. Accumulated Value allocated to the Equity Index Variable Account is valued daily based on the net asset value of the underlying Equity Index Fund. The Equity Index Variable Account reflects the change in the underlying Equity Index Fund’s net asset value.

Conversely, the Indexed Fixed Options are part of Pacific Life’s General Account. Investment of General Account assets is at Pacific Life’s sole discretion, subject to applicable law and regulation. The Segment Indexed Interest credited to Segments of the Indexed Accounts is based in part on any positive change in the S&P 500® Index (without dividends). It is a one-year point-to-point interest crediting strategy that will credit interest based on the one-year performance of the S&P 500® (without dividends) between two points in time, limited by a Growth Cap or reduced by an Index Threshold Rate as described above. A Segment Guaranteed Interest Rate is applied and the Segment Guaranteed Interest credited to Segments is based on a predetermined annual interest rate that does not fluctuate during a Segment Term.

Segment Creation:

• Segments can be funded by:

a. premium payments

b. transfers from the Fixed Account

c. reallocated amounts from prior Segments following Segment Maturity.

• A new Segment is created when amounts are transferred from the Fixed Account to an Indexed Account.

• Accumulated Value held in the Fixed Account will earn interest at the Fixed Account rate until it is transferred.

In order for us to create a Segment on a particular Segment Start Date, we must receive your instructions by the Cutoff Date for that Segment Start Date. It is important to remember the Accumulated Value we transfer from the Fixed Account at the Segment Start Date may be less than your Designated Amount if we deducted Policy charges, or if you took a withdrawal or loan, from the Fixed Account before the Segment Start Date.

Once a Segment is created, you may not transfer Accumulated Value out of that Segment to any other Investment Option before the end of the Segment Term.

Allocations to the Indexed Accounts will first be made to the Fixed Account and transferred to the Indexed Accounts on the next Segment Start Date. The value in the Indexed Accounts may come from several sources:

• Net Premiums or loan repayments that you have instructed us to transfer to the Indexed Account;

• Transfers you request from the Fixed Account;

• Transfers from the Variable Accounts and Fixed LT Account, which can be made to the Fixed Account under policy Transfer guidelines, and then transferred from the Fixed Account into an Indexed Account.

Transfers from the Fixed Account to an Indexed Account may not be made during the Lockout Period.

Each Segment has its own Participation Rate and a Growth Cap or Index Threshold Rate, as applicable. The Participation Rate and Growth Cap or Index Threshold Rate for a Segment are those in effect on the Segment Start Date. The Participation Rate and Growth Cap or Index Threshold Rate in effect as of the Policy Date are shown in the Policy Specifications. We will notify you in the Annual Report or other written notice if they change.

We reserve the right to change the Segment Start Dates and to limit transfers into the Indexed Accounts, but in any event, you will be allowed to make transfers at least once per calendar quarter. We will notify you in the Annual Report or other written notice if we change the Segment Start Dates.

There are two ways to make transfers to the Indexed Accounts:

• Payment and Reallocation Instructions; and

• Transfers by Written Request.

Transfers to the Indexed Accounts will be based on your latest instructions on file with us. There are two types of instructions for transfers to the Indexed Accounts.

1. Payment Instructions: Your instructions to us to transfer a portion of a Net Premium or Loan Repayment to an Indexed Account. The portion of the Net Premium or Loan repayment that you designated will be deposited into the Fixed Account on the day it is received and will remain there until the next Segment Start Date, assuming we received your instructions by the Cutoff Date for that Segment Start Date. The Fixed Account will earn interest and be assessed Policy charges during this period. On the Segment Start Date, we will transfer the lesser of the amount of Net Premium or Loan Repayment you designated for transfer, or the Fixed Account value. If you did not give us instructions by the Cutoff Date or if your Policy is in a Lockout Period, we will not make the transfer to the Indexed Account.

 An example:

 We receive and apply a premium payment of $10,000 on January 2, which corresponds to a Net Premium of $9,350 after deduction of a $650 maximum premium load. Based upon your payment instructions, 100% of the Net Premium is applied to the Indexed Fixed Option and the Designated Amount = $9,350.

 On January 2, the Designated Amount is applied to the Fixed Account and the Fixed Account balance is $9,350. The Policy earns interest and charges are deducted, and on January 15 (the Segment Start Date), the Fixed Account balance is equal to $9,300.

 On January 15, the Segment Start Date, the Fixed Account balance is $9,300, which is less than the Designated Amount. This amount will be transferred to the Indexed Account and the Fixed Account balance will be zero.

 Another example:

 Using the same examples as above, but assuming that the Fixed Account Value is $9,500 on the Segment Start Date:

 On January 15, the Segment Start Date, the Designated Amount of $9,350 will be transferred to the Indexed Account. The Fixed Account value will be $150.

2. Reallocation Instructions: Your instructions to us to reallocate the Segment Maturity Value to the Indexed Accounts at the end of a Segment Term or the Fixed Options. If you did not give us instructions, the Segment Maturity Value automatically will be reallocated to the same Indexed Accounts to create a new Segment. Transfer of the Segment Maturity Value from the Fixed Account to other Investment Options must be made in compliance with your Policy’s transfer restrictions. Transfer restrictions in effect may increase the amount of time required to transfer your Indexed Accumulated Value from the Indexed Accounts. See Transferring Among Investment Options and Market-timing Restrictions.

 You may also make transfers to the Indexed Accounts by Written Request. We must receive your request before the Cutoff Date. When we receive your Written Request, we will make the allocation first to the Fixed Account and then transfer it to the Indexed Accounts on the next Segment Start Date. If you want to transfer Accumulated Value from other Investment Options into the Indexed Accounts, your Accumulated Value will first be transferred from the Investment Options to the Fixed Account, according to the Transfer provisions in your Policy, and then transferred from the Fixed Account to the Indexed Accounts. See Transferring Among Investment Options and Market-timing Restrictions.

 Any reallocation of Segment Maturity Value from the Indexed Fixed Options to the Fixed Options will occur before any other transfer.

Segment Value Changes:

We credit interest daily to each Segment from the Segment Date to Segment Maturity at an annual rate equal to the Segment Guaranteed Interest Rate shown in your Policy Specifications.

Deductions from your Policy’s Accumulated Value for Monthly Deductions, policy loans and withdrawals are taken first from the Policy’s Fixed Accumulated Value and Variable Accumulated Value on a proportionate basis. If there is no Fixed Accumulated Value or Variable Accumulated Value, we will take deductions from the Indexed Accumulated Value. Any deductions from the Indexed Accounts will be taken proportionate to each Segment Value across all segments in the Indexed Accounts. For each Segment, deductions are taken first from the Segment monthly balance (defined below under Segment Maturity) and then from the Segment Guaranteed Interest. If a withdrawal or loan is taken from the Policy that results in a deduction from the Indexed Accounts, and the withdrawal or loan is not taken pursuant to a Systematic Distribution Program, then a Lockout Period will begin. During the Lockout Period you may not allocate all or a portion of a Net Premium, loan repayments or otherwise transfer Accumulated Value from the Fixed Account into the Indexed Accounts. Segment reallocations for any maturing Segment will be made according to your reallocation instructions.

Deductions from the Indexed Accumulated Value may be taken for monthly Policy charges, withdrawals or loans. Segment Indexed Interest will be credited to the Segment and is equal to the Segment Indexed Interest Rate multiplied by the average of all Segment Monthly Balances over the entire Segment Term. This means that a proportionate Segment Indexed Interest will be applied to all amounts that are deducted from the Indexed Accounts over the Segment Term.

Here is an example of how a withdrawal from the Policy affects Segment Indexed Interest.

• We create the Segment on January 15 with a $1,000 allocation.

• You have not taken a loan, and we have not deducted Policy charges from the Segment.

• On July 15, you take a single withdrawal (or Policy loan) of $300 from the Segment.

• At the end of the Segment Term, the Index Growth Rate and corresponding Segment Indexed Interest Rate are 8%.

End of Segment Month	Segment Monthly Balance
February 14	$1,000
March 14	$1,000
April 14	$1,000
May 14	$1,000
June 14	$1,000
July 14	$1,000
August 14	$700
September 14	$700
October 14	$700
November 14	$700
December 14	$700
January 14 (of the following year)	$700
The average monthly Segment Balance is $850 (6 months × $1,000 + 6 months × $700, divided by 12).

The Segment Indexed Interest credited at Segment Maturity is $68 ($850 × 8% = $68.00). Upon Segment Maturity, the final Segment Accumulated Value is $768 (the $700 remaining Segment Balance plus the $68 Segment Indexed Interest).

How surrenders affect Segment Indexed Interest

Using the example above, if you surrender the Policy on July 15th instead of taking a withdrawal, you will forfeit the Segment Indexed Interest we would otherwise have credited, and the $1,000 Accumulated Value in the Segment is included in the Policy’s Net Cash Surrender Value.

Segment Maturity:

We calculate Segment Indexed Interest, if any, and credit it to the Segment at Segment Maturity. We will never credit negative interest to the Indexed Fixed Options. The Segment ends at Segment Maturity and we allocate the Segment Maturity Value to the Investment Options according to your reallocation instructions on file with us. If you have not given us reallocation instructions, we will reallocate the Segment Maturity Value to a new Segment in the same Indexed Accounts. Reallocation to a new Segment will be subject to the Growth Cap or Index Threshold and Segment Indexed Interest Rate then in effect. However, if the Segment Maturity Value consists only of the Segment Guaranteed Interest and the Segment Indexed Interest, we will transfer such value into the Fixed Account.

The Segment Indexed Interest is the average of all Segment monthly balances over the entire Segment Term multiplied by the Segment Indexed Interest Rate.

The Segment monthly balance is, as of the end of any Segment Month, the amount initially transferred to the Segment minus all Segment Deductions, excluding any interest that may have been credited to the Segment. We calculate the Segment monthly balance as of the end of each Segment Month, and average these amounts for determining the Segment Indexed Interest.

Indexed Accounts with a Growth Cap

The Segment Indexed Interest Rate reflects the Index Growth Rate, and is equal to [the lesser of (a × b) and c] – d, but not less than zero, where:

a = Index Growth Rate;

b = Participation Rate (guaranteed to be no less than 100% for the 1-Year Indexed Account or 140% for the 1-Year High Par Indexed Account);

c = Growth Cap (will not be less than 3% for the 1-Year Indexed Account or 2% for the 1-Year High Par Indexed Account); and

d = Minimum Segment Guaranteed Interest Rate (1%).

Indexed Account with an Index Threshold Rate

The Segment Indexed Interest Rate reflects the Index Growth Rate less the Index Threshold Rate, and is equal to [(a - b) x c] – d, but not less than zero, where:

a = Index Growth Rate;

b = Index Threshold Rate;

c =  Participation Rate (guaranteed to be no less than 100% for the 1-Year No Cap Indexed Account); and

d = Minimum Segment Guaranteed Interest Rate (1%).

Transferring Among Investment Options and Market-timing Restrictions

Transfers

You can transfer among your Investment Options any time during the life of your Policy without triggering any current income tax. If your state requires us to refund your premiums when you exercise your Free Look Right, you can make transfers and use transfer programs only after the Free Look Transfer Date. Your transfer of Accumulated Value on the Free Look Transfer Date does not count as a transfer for purpose of applying the limitations described in this section. You can make transfers by writing to us, by making a telephone or electronic transfer, or by signing up for one of our automatic transfer services. You will find more information about making telephone and electronic transfers in POLICY BASICS.

Transfers will normally be effective as of the end of the Business Day we receive your written, telephone or electronic request.

Here are some things you need to know about making transfers:

• Transfers are limited to 25 for each calendar year.

• If you have used all 25 transfers available to you in a calendar year, you may no longer make transfers between the Investment Options until the start of the next calendar year. However, you may make 1 transfer of all or a portion of your Policy’s Accumulated Value remaining in the Variable Investment Options into the Fidelity® VIP Government Money Market Variable Account prior to the start of the next calendar year.

• You may only make 2 transfers in any calendar month to or from each of the following Investment Options:

American Funds IS Asset Allocation Fund Class 2	Fidelity® VIP Contrafund Portfolio Initial Class	Fidelity® VIP International Index Portfolio Service Class 2	T. Rowe Price Equity Income Portfolio – I
American Funds IS Growth Fund Class 2	Fidelity® VIP Freedom 2035 Portfolio Initial Class	Fidelity® VIP Mid Cap Portfolio Initial Class
American Funds IS Growth-Income Fund Class 2	Fidelity® VIP Freedom 2045 Portfolio Initial Class	Fidelity® VIP Total Market Index Portfolio Service Class 2
Fidelity® VIP Bond Index Portfolio Service Class 2	Fidelity® VIP Freedom Income Portfolio Initial Class	T. Rowe Price Blue Chip Growth Portfolio – I

For example, if you transfer from the American Funds IS Asset Allocation Fund Class 2 to the American Funds IS Growth Fund Class 2, that counts as one transfer for each Investment Option. Only one more transfer involving those two Investment Options can occur during the calendar month. If you later transfer from the Fidelity VIP Mid Cap Initial Class to the American Funds IS Asset Allocation Fund Class 2, that would be the second transfer in the calendar month involving the American Funds IS Asset Allocation Fund Class 2 and that Investment Option is no longer available for the remainder of the calendar month. All other Investment Options listed above would still be available to transfer into or out of for the remainder of the calendar month.

• Additionally, only 2 transfers in any calendar month may involve any of the following Investment Options:

BlackRock Global Allocation V.I. Fund Class I	Lazard Retirement Global Dynamic Multi-Asset Portfolio Investor Shares	PIMCO Global Managed Asset Allocation Portfolio - Institutional Class
DFA VA International Value Portfolio	Lazard Retirement International Equity Portfolio Service Shares	Templeton Foreign VIP Fund Class 1

Invesco V.I. International Growth Fund Series I	M International Equity Fund	Templeton Global Bond VIP Fund Class 1
Janus Henderson Overseas Portfolio Institutional Class	Invesco Oppenheimer Global Fund Series I	VanEck VIP Global Hard Assets Fund Initial Class

For example, if you transfer from the BlackRock Global Allocation V.I. Fund Class I to the Invesco V.I. International Growth Fund Series I, that counts as one transfer for the calendar month. If you later transfer from the Templeton Foreign VIP Fund Class 1 to the Templeton Global Bond VIP Fund Class 1, that would be the second transfer for the calendar month and no more transfers will be allowed for any of the Investment Options listed above for the remainder of the calendar month.

• For the purpose of applying the limitations, multiple transfers that occur on the same day are considered 1 transfer. Transfers into the Loan Account, a transfer of Accumulated Value from the Loan Account into your Investment Options following a loan payment, transfers that occur as a result of the dollar cost averaging service, the portfolio rebalancing service, approved corporate owned life insurance policy rebalancing programs, the first year transfer service or an approved asset allocation service are excluded from the transfer limitations. Also, allocations of premium payments are not subject to these limitations.

• Transfers to or from a Variable Investment Option cannot be made before the seventh calendar day following the last transfer to or from the same Variable Investment Option. If the seventh calendar day is not a Business Day, then a transfer may not occur until the next Business Day. The day of the last transfer is not considered a calendar day for purposes of meeting this requirement. For example, if you make a transfer into the Equity Index Variable Investment Option on Monday, you may not make any transfers to or from that Variable Investment Option before the following Monday. Transfers to or from the Fidelity® VIP Government Money Market Variable Account are excluded from this limitation.

• Only one transfer into the Fixed LT account is allowed during the Policy Year any 12 month period. There is no limit on the number of transfers into the Fixed Account other than the restriction that the total number of transfers cannot exceed 25 in a policy year. Transfers to the Fixed Options may be limited (see YOUR INVESTMENT OPTIONS – Fixed Options).

• You can make one transfer in any 12-month period from each Fixed Option, except if you have signed up for the first year transfer service (see YOUR INVESTMENT OPTIONS – Transfer Services later in this section). Such transfers are limited to the greater of:

• $5,000, 25% of your Policy’s Accumulated Value in the Fixed Account, or the amount transferred from the Fixed Account to the Variable Accounts in the prior year. You may transfer 100% of the value in the Fixed Account to the Fixed LT Account.

• $5,000, 10% of your Policy’s Accumulated Value in the Fixed LT Account, or the amount transferred from the Fixed LT Account to the Variable Accounts or Fixed Account in the prior year.

• We reserve the right, in our sole discretion, to waive the transfer restrictions on the Fixed Options. Please contact us or your life insurance producer to find out if a waiver is currently in effect.

• If you request a transfer to the Indexed Fixed Options, we will make the transfer first to the Fixed Account and then to the Indexed Fixed Options on the next Segment Start Date.

• Currently, there is no charge for making a transfer but we may charge you in the future. The maximum fee we will charge for a transfer is $25 per transfer in excess of 12 per Policy Year.

• There is no minimum required value for the Investment Option you are transferring to or from.

• There is no minimum amount required if you are making transfers between Variable Investment Options.

• You cannot make a transfer if your Policy is in the Grace Period and is in danger of lapsing.

• We can restrict or suspend transfers.

• We will notify you or your representative if we refuse or delay your transfer request.

• We have the right to impose limits on transfer amounts, the value of the Investment Options you are transferring to or from, or impose further limits on the number and frequency of transfers you can make. Any policy we establish with regard to the exercise of any of these rights will be applied uniformly to all Policy Owners.

There are no exceptions to the above transfer limitations in the absence of an error by us, a substitution of Investment Options, reorganization of underlying portfolios, or other extraordinary circumstances.

We do not count the transfer from the Fixed Account to an Indexed Fixed Option towards the number of transfers you may make in Policy Year. Further, we do not count such transfer towards the number of transfers you may make in a Policy Year without a transfer fee.

You may not transfer from an Indexed Fixed Option until Segment Maturity. In addition, you may not allocate all or a portion of a Net Premium or Accumulated Value to the Indexed Fixed Option if your Policy is in a Lockout Period.

Upon Segment Maturity, the Segment Maturity Value cannot be transferred directly into the Variable Options. The Segment Maturity Value must first be transferred to the Fixed Account before it can be transferred to the Variable Options. You must provide us instructions prior to the Cut-off Date, to automatically transfer the Segment Maturity Value to the Fixed Account. Once the Segment Maturity Value is transferred to the Fixed Account, any transfers, thereafter from the Fixed Account to the Variable Options, will be subject to the Fixed Account transfer restrictions, which may increase the amount of time required to transfer the value into the Variable Options.

Market-timing restrictions

The Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the Policy. Such frequent trading can disrupt management of the underlying portfolios and raise expenses. The transfer limitations set forth above are intended to reduce frequent trading. In addition, we monitor certain large transaction activity in an attempt to detect trading that may be disruptive to the portfolios. In the event transfer activity is found to be disruptive, certain future subsequent transfers by such Policy Owners, or by a life insurance producer or other party acting on behalf of one or more Policy Owners, will require preclearance. Frequent trading and large transactions that are disruptive to portfolio management can have an adverse effect on portfolio performance and therefore your Policy’s performance. Such trading may also cause dilution in the value of the Investment Options held by long-term Policy Owners. While these issues can occur in connection with any of the underlying portfolios, portfolios holding securities that are subject to market pricing inefficiencies are more susceptible to abuse. For example, portfolios holding international securities may be more susceptible to time-zone arbitrage which seeks to take advantage of pricing discrepancies occurring between the time of the closing of the market on which the security is traded and the time of pricing of the portfolios.

Our policies and procedures which limit the number and frequency of transfers and which may impose preclearance requirements on certain large transactions are applied uniformly to all Policy Owners, subject to the transfer restrictions outlined above. However, there is a risk that these policies and procedures will not detect all potentially disruptive activity or will otherwise prove ineffective in whole or in part. Further, we and our affiliates make available to our variable life insurance policy owners and variable annuity contract owners underlying Funds not affiliated with us. We are unable to monitor or restrict the trading activity with respect to shares of such Funds not sold in connection with our contracts. In the event the Board of Trustees/Directors of any underlying Fund imposes a redemption fee or trading (transfers) limitations, we will pass them on to you.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions on behalf of multiple Policy Owners. Such restrictions could include:

• not accepting transfer instructions from a representative acting on behalf of more than one Policy Owner, and

• not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one Policy Owner at a time.

We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other policy owners.

Transfer Services

We offer several services that allow you to make transfers of Accumulated Value or interest earnings from one Investment Option to another. Under the dollar cost averaging and portfolio rebalancing services, you can transfer among the Variable Investment Options. Under the first year transfer service, you can make transfers from the Fixed Account to the Fixed LT Account and the Variable Investment Options. Under the Fixed Option interest sweep service, you can transfer interest earnings from the Fixed Account or Fixed LT Account to the Variable Investment Options. Under the Scheduled Indexed Transfer Program, you can schedule transfers from the Fixed Account to the Indexed Accounts.

We may restrict the number of transfer services in which you can participate at any time. We have the right to discontinue, modify or suspend any of these transfer services at any time.

Detailed information regarding each transfer service appears in the SAI.

Dollar cost averaging

Our dollar cost averaging service allows you to make scheduled transfers of $50 or more between Variable Investment Options. It does not allow you to make transfers to or from either of the Fixed Options or the Indexed Fixed Options. We process transfers as of the end of the Business Day on your Policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you choose. You must have at least $5,000 in a Variable Investment Option to start the service.

Since the value of accumulation units can change, more units are credited for a scheduled transfer when unit values are lower, and fewer units when unit values are higher. This allows you to average the cost of investments over time. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Investing this way does not guarantee profits or prevent losses.

We will not charge you for the dollar cost averaging service or for transfers made under this service, even if we decide to charge you in the future for transfers outside of the service, except if we have to by law.

Portfolio rebalancing

As the value of the underlying portfolios changes, the value of the allocations to the Variable Investment Options will also change. The portfolio rebalancing service automatically transfers your Policy’s Accumulated Value among the Variable Investment Options according to your original percentage allocations. We process transfers as of the end of the Business Day on your Policy’s next quarterly, semi-annual or annual anniversary, depending on the interval you choose, unless you specify a different start date.

Because the portfolio rebalancing service matches your original percentage allocations, we may transfer money from an Investment Option with relatively higher returns to one with relatively lower returns.

We do not charge for the portfolio rebalancing service and we do not currently charge for transfers made under this service. If imposed, transfer fees could be substantial if total transfers scheduled under this service plus any unscheduled transfers you request exceed any applicable minimum guarantee of free transfers per Policy Year.

If at any time you move all or any portion of your Policy’s Accumulated Value out of the Investment Options you selected at the time you enrolled in the portfolio rebalancing service, your enrollment will be cancelled. Once the portfolio rebalancing service is cancelled, you must wait 30 days before you can re-enroll.

First year transfer

Our first year transfer service allows you to make transfers from the Fixed Account to the Variable Investment Options or the Fixed LT Account during the Policy's first year. It does not allow you to transfer among Variable Investment Options. You enroll in the service when you apply for your Policy using the New Business Variable Life Optional Services form.

This service allows you to average the cost of investments over the first 12 months from the date your initial premium is applied to your Policy. Investing this way does not guarantee profits or prevent losses.

We do not charge for the first year transfer service and we do not currently charge for transfers made under this service. If imposed, transfer fees could be substantial if total transfers scheduled under this service plus any unscheduled transfers you request exceed any applicable minimum guarantee of free transfers per Policy Year.

Fixed Option interest sweep

The Fixed Option interest sweep service allows you to make scheduled transfers of the accumulated interest earnings from your Fixed Account or Fixed LT Account to the Variable Investment Options. At the time you complete the election form for the Fixed Option interest sweep service, you will select either the Fixed Account or the Fixed LT Account as the account from which you want to transfer interest earnings. You will also select the Variable Investment Options to which you wish to transfer the interest earnings. Interest earnings subject to transfer under the Fixed Option interest sweep service will begin to accrue on the Policy’s first monthly anniversary following your enrollment in the service. Each transfer must be at least $50. If the fixed account option you selected on the election form does not have interest earnings of at least $50, the transfer will be held until the next scheduled transfer date when the interest earnings are at least $50. Amounts transferred under the Fixed Option interest sweep service do not count against the Fixed Option transfer limitations or Investment Option transfer restrictions.

We do not charge for the Fixed Option interest sweep service and we do not currently charge for transfers made under this service. If imposed, transfer fees could be substantial if total transfers scheduled under this service plus any unscheduled transfers you request exceed any applicable minimum guarantee of free transfers per Policy Year.

Scheduled Indexed Transfer program

Our Scheduled Indexed Transfer program (SIT) allows you to make scheduled transfers from the Fixed Account to the available Indexed Fixed Options. When you complete the form for the SIT, you must specify one of the two available methods to make the allocation: the Specified Amount method or the Period Depletion method.

If you select the Specified Amount method, you will request a specific amount to be transferred. This amount will be transferred until the Fixed Account has been depleted or the number of transfers specified have been completed.

If you select the Period Depletion method, you will specify the number of transfers you wish to make. Amounts will be reallocated from the Fixed Account into an Indexed Fixed Option using a declining balance calculation until the Fixed Account has been depleted.

Allocations from the Fixed Account to new segments of an Indexed Fixed Option will occur on the Transfer Date after any other transfers or premium payment allocations have occurred.

WITHDRAWALS, SURRENDERS AND LOANS

You can take out all or part of your Policy’s Accumulated Value while your Policy is In Force by making withdrawals or surrendering your Policy. You can take out a loan from us using your Policy as security. You can also use your Policy’s loan and withdrawal features to supplement your income, for example, during retirement.

Making a withdrawal, taking out a loan or surrendering your Policy can change your Policy’s tax status, generate taxable income, or make your Policy more susceptible to lapsing. Be sure to plan carefully before using these Policy benefits.

If you withdraw a larger amount than your investment in your Policy, or if your Policy is classified as a Modified Endowment Contract, your withdrawal may be considered taxable income.

For more information on the tax treatment of withdrawals or loans, or in the event you surrender your Policy, see VARIABLE LIFE INSURANCE AND YOUR TAXES.

Making Withdrawals

You can withdraw part of your Policy’s Accumulated Value starting on your Policy’s first anniversary and until the Monthly Deduction End Date. Here’s how it works:

• You must send us a Written Request that’s signed by all owners.

• Each withdrawal must be at least $200, and the Net Cash Surrender Value of your Policy after the withdrawal must be at least $500.

• We will not accept your request to make a withdrawal if it will cause your Policy to become a Modified Endowment Contract, unless you have told us in writing that you want your Policy to become a Modified Endowment Contract.

• We may charge you $25 for each withdrawal you make. (There is no charge currently imposed upon a withdrawal.)

• The Accumulated Value, Cash Surrender Value and Net Cash Surrender Value of your Policy will be reduced by the amount of each withdrawal. The withdrawal will be processed as an Account Deduction.

• If the Insured dies after you have sent a withdrawal request to us, but before we have made the withdrawal, we will deduct the amount of the withdrawal from any Death Benefit Proceeds owing.

How withdrawals affect your Policy’s Death Benefit

Making a withdrawal will affect your Policy’s Death Benefit in the following ways:

• If your Policy’s Death Benefit does not equal the Minimum Death Benefit, the Death Benefit may decrease by the amount of your withdrawal.

• If your Policy’s Death Benefit equals the Minimum Death Benefit, the Death Benefit may decrease by more than the amount of your withdrawal.

How withdrawals affect your Policy’s Face Amount

If you have chosen Death Benefit Option B or Option C, making a withdrawal does not reduce your Policy’s Total Face Amount.

If you have chosen Death Benefit Option A, then a withdrawal may reduce your Policy’s Total Face Amount; however, the first withdrawal of each year in the first 15 Policy Years up to the lesser of $10,000 or 10% of the Net Cash Surrender Value will not reduce the Policy’s Total Face Amount. If you withdraw a larger amount, or make additional withdrawals, the Total Face Amount will usually be reduced by the amount, if any, by which the Total Face Amount exceeds the result of the Death Benefit immediately before the withdrawal minus the amount of the withdrawal.

We reserve the right to refuse any withdrawal request that would reduce the Policy’s Total Face Amount to less than $1,000 after the withdrawal.

An example of a withdrawal in the first 15 Policy Years

For a Policy with a Total Face Amount of $250,000 and a Surrender Value of $80,000, the Owner may withdraw the lesser of $10,000 or $8,000 (10% × $80,000) without any reduction in Total Face Amount.

Example 1: Owner requests a withdrawal of $6,000. There will be no reduction in Total Face Amount.

Example 2: Owner requests a withdrawal of $10,000. The Total Face Amount reduction is the amount of the withdrawal, less the allowable withdrawal amount, or $2,000 ($10,000 – $8,000 = $2,000). The Total Face Amount following the withdrawal is $248,000 ($250,000 – $2,000 = $248,000).

Taking Out a Loan

You can borrow money from us any time after the Free Look Transfer Date. The minimum amount you can borrow is $200, unless there are other restrictions in your state. The maximum amount available to borrow is less than 100% of your Accumulated Value.

Taking out a loan will affect the growth of your Policy’s Accumulated Value, and may affect the Death Benefit.

You may request a loan either by sending us a request in writing, over the telephone or electronically. You will find more information about requesting a loan by telephone or electronically in POLICY BASICS.

When you borrow money from us, we use your Policy’s Accumulated Value as security. You pay interest on the amount you borrow. The Accumulated Value set aside to secure your loan also earns interest. Here’s how it works:

• To secure the loan, we transfer an amount equal to the amount you are borrowing from your Accumulated Value in the Investment Options to the Loan Account. We will transfer the loan from the Investment Options that make up your Policy’s Accumulated Value to the Loan Account. The loan amount will be processed as an Account Deduction.

• Interest owing on the amount you have borrowed accrues daily at an annual rate of 2.25%. Interest that has accrued during the Policy Year is due on your Policy Anniversary.

• Taking a loan or making a withdrawal from the Policy that results in a deduction from the Indexed Fixed Options, other than a withdrawal or loan pursuant to a Systematic Distribution Program, will cause a Lockout Period to begin. During the Lockout Period, you may not allocate any Net Premium payments, loan repayments or otherwise transfer Accumulated Value from the Fixed Account into the Indexed Fixed Options. Reallocations for any maturing Segment will be made according to your reallocation instructions.

• The amount in the Loan Account earns interest daily at an annual rate of at least 2.00%. On each Policy Anniversary, if the Policy Debt exceeds the Loan Account Value, then the excess is transferred from your Policy’s Investment Options to the Loan Account on a proportionate basis to the Loan Account. If the Loan Account Value exceeds Policy Debt, then the excess will be transferred from the Loan Account to the Investment Options according to your most recent premium allocation instructions.

• We currently intend to credit interest on the amount in the Loan Account at an annual rate of 2.25% in Policy Year 6 and thereafter. We can decrease the rate credited if we believe the change is needed to ensure that your Policy loan is not treated as a taxable distribution under federal income tax laws, or under any applicable ruling, regulation, or court decision. We will not decrease the annual rate to less than 2.00% on the amount in the Loan Account.

How much you can borrow

The maximum amount you may borrow on any date is equal to the Accumulated Value less:

• three times the most recent monthly deduction that reduces the Accumulated Value under the Policy;

• any surrender charge; and

• any existing Policy Debt.

An example of how much you can borrow
For a Policy in Policy Year 5 with:
• Accumulated Value of $100,000 • Policy Debt of $60,000 • a most recent monthly deduction of $225 • a surrender charge of $5,000 if the Policy was surrendered on the day the loan is taken.
The maximum amount you can borrow is $34,325. (100,000 – (3 × 225) – 5,000 – 60,000)

Paying off your loan

You can pay off all or part of the loan any time while your Policy is In Force. Unless you tell us otherwise, we will generally transfer any loan payments you make proportionately to your Investment Options according to your most recent allocation instructions. We may, however, first transfer any loan payments you make to the Fixed Options or the Indexed Fixed Options, up to the amount originally transferred from the Fixed Options or the Indexed Fixed Options to the Loan Account. We will then transfer any excess amount to your Variable Investment Options and Indexed Fixed Options according to your most recent premium allocation instructions.

While you have Policy Debt, we will treat any money you send us as a loan repayment unless you tell us otherwise in writing.

You can make monthly loan payments using our Electronic Funds Transfer Plan. Please see HOW YOUR PREMIUMS WORK-Paying Your Premium-Monthly Electronic Funds Transfer Plan section for details.

What happens if you do not pay off your loan

If you do not pay off your loan, we will deduct the Policy Debt from one of the following:

• the Death Benefit Proceeds before we pay them to your Beneficiary

• the Cash Surrender Value if you surrender your Policy.

Taking out a loan, whether or not you repay it, will have a permanent effect on the value of your Policy. For example, while your Policy’s Accumulated Value is held in the Loan Account, it will miss out on all earnings available in the Investment Options. The amount of interest you earn on the Loan Account may also be less than the amount of interest you would have earned from the Fixed Options or the Indexed Fixed Options. These could lower your Policy’s Accumulated Value, which could reduce the amount of the Death Benefit.

When a loan is outstanding, the amount in the Loan Account is not available to help pay for any Policy charges. If, after deducting your Policy Debt, there is not enough Accumulated Value in your Policy to cover the Policy charges, your Policy could lapse. You may need to make additional premium payments or loan repayments to prevent your Policy from lapsing.

Your Policy Debt could result in taxable income if you surrender your Policy, if your Policy lapses, or if your Policy is a Modified Endowment Contract. You should talk to your tax advisor before taking out a loan under your Policy. See VARIABLE LIFE INSURANCE AND YOUR TAXES – Taxation of Distributions.

Ways to Use Your Policy’s Loan and Withdrawal Features

You can use your Policy’s loan and withdrawal features to supplement your income, for example, during retirement. If you are interested in using your life insurance Policy to supplement your retirement income, please contact us for more information.

Setting up an income stream may not be suitable for all Policy Owners.

Here are some things you should consider when setting up an income stream:

• the rate of return you expect to earn on your Investment Options

• how long you would like to receive regular income

• the amount of Accumulated Value you want to maintain in your Policy.

You can ask your life insurance producer for Illustrations showing how Policy charges may affect existing Accumulated Value and how future withdrawals and loans may affect the Accumulated Value and Death Benefit. You can also ask for accompanying charts and graphs that compare results from various retirement strategies.

Understanding the risks

Using your Policy to supplement your income does not change your rights or our obligations under the Policy. The terms for loans and withdrawals described in this prospectus remain the same. It is important to understand the risks that are involved in using your Policy’s loan and withdrawal features. Use of these features may increase the chance of your Policy lapsing.

You should consult with your financial adviser and carefully consider how much you can withdraw and borrow from your Policy each year to set up your income stream.

Automated Income Option

Our automated income option (“AIO”) program allows you to make scheduled withdrawals or loans. Your Policy is eligible after the 7th Policy Anniversary. To begin the program, you must have a minimum Net Cash Surrender Value of $50,000, and your Policy must not qualify as a Modified Endowment Contract.

You request participation in the AIO program and specify your AIO preferences by sending us an AIO Request Form. If you wish to do so, contact your life insurance producer for an AIO Request Form.

There is no fee to participate in the AIO program. The $25 fee for withdrawals under the AIO program is currently waived.

Withdrawals and loans may reduce Policy values and benefits. They may also increase your risk of lapse. In order to minimize the risk of lapse, you should not take additional loans or withdrawals while you are in the AIO program.

Distributions under the AIO program may result in tax liability. Please consult your tax advisor. For more information, see VARIABLE LIFE INSURANCE AND YOUR TAXES.

You may discontinue participation in the AIO program at any time by sending a Written Request to us.

Detailed information appears in the SAI.

Overloan Protection 3 Rider

Subject to availability in your state, your Policy will have an Overloan Protection 3 Rider if the Insured is Age 80 or younger and you elect the Guideline Premium Test as the Death Benefit Qualification Test. Exercise of this Rider will guarantee, as long as the Rider stays in effect, that the Policy will not lapse even if the Policy Debt exceeds the Accumulated Value. For more information, please see THE DEATH BENEFIT – Optional Riders and Benefits.

Surrendering Your Policy

You can surrender or cash in your Policy at any time while the Insured is alive.

Here are some things you need to know about surrendering your Policy:

• You must send us your Policy and a Written Request.

• We will send you the Policy’s Net Cash Surrender Value. Surrender proceeds will be paid in a single lump sum check. We may make other options available in addition to the single check option.

• If you surrender your Policy during the first 15 Policy Years, we will deduct a surrender charge.

• The Policy cannot be surrendered during the Grace Period.

• Each Coverage Layer may have a surrender charge, based on the Face Amount of each Coverage Layer and the Age and Risk Class of the Insured, and the Death Benefit Option, on the date each Coverage Layer is effective. The Maximum Surrender Charge is the sum of the maximum surrender charges on any Coverage Layer that has an associated surrender charge. If you increase your Policy’s Face Amount, we will send you a Supplemental Schedule of Coverage that shows the surrender charge factors associated with the increase.

Your Policy has an Initial Surrender Charge. The surrender charge decreases on each Monthly Payment Date by 1/12 of the Reduction Factor until the charge becomes $0 after the End Year. The Initial Amount (the amount of the initial Surrender Charge), the Surrender Charge at the end of each Policy Year, the Reduction Factor (the amount by which the Surrender Charge is reduced) and the End Year (the last year in which a Surrender Charge is assessed) are shown in the Table of Surrender Charge Factors in your Policy Specifications.

Example

For a Policy that insures a male non-smoker, Age 45 at Policy issue, with a Policy Face Amount of $100,000

Initial Amount = $1,536.00
Reduction Factor = 153.60
End Year = 15

In Policy month 1, the Surrender Charge is: $1,523.20 ($1,536.00 – (153.60 ÷ 12))

If there have been decreases in the Basic Coverage Layer Face Amount, including decreases due to withdrawals, the Maximum Surrender Charge will not change for that Coverage Layer as a result of the decrease. The Maximum Surrender Charge described is the guaranteed maximum charge. We may charge less than such guaranteed maximum charge. Any lesser charge will apply uniformly to all members of the same Class.

In addition, any Coverage Layer representing an increase in Basic Life Coverage will have an associated Maximum Surrender Charge and Reduction Factor will be provided in a Supplemental Schedule of Coverage. The Maximum Surrender Charge for any such Coverage Layer will be effective as of the Coverage Layer Date and as of the beginning of each Coverage Year thereafter, and will decrease in the same manner as the initial Coverage Layer.

• There is no surrender charge on any Coverage Layer after 15 Policy Years from the date the Coverage Layer is effective.

• We guarantee the Maximum Surrender Charge rates will not increase.

• If you decrease the Face Amount, the decrease will not affect your Policy’s Maximum Surrender Charge.

GENERAL INFORMATION ABOUT YOUR POLICY

This section tells you some additional things you should know about your Policy.

Paying the Death Benefit in the Case of Suicide

If the Insured, whether sane or insane, commits suicide within two years of the Policy Date, Death Benefit Proceeds will be the total of all premiums you have paid, less any Policy Debt, withdrawals and LTC Benefit Amount processed.

If you reinstate your Policy and the Insured commits suicide, while sane or insane, within two years of the latest reinstatement date, the Death Benefit Proceeds will be the sum of the premiums paid, less any benefits paid under this Policy or Riders attached to this Policy, and less the sum of any Policy loans and withdrawals taken, since the latest reinstatement date.

If the Insured commits suicide, while sane or insane, after two years from the Policy Date but within two years of any increase in Total Face Amount or, if applicable, the latest reinstatement date after any such increase, the Death Benefit Proceeds will be limited by the following adjustments:

1) any such increase in Total Face Amount will be excluded;

2) refund of the portion of Monthly Deductions associated with any such increase will be included; and

3) premium load associated with the portion of Monthly Deductions referred to in 2) above will be included.

Replacement of Life Insurance or Annuities

The term replacement has a special meaning in the life insurance industry. Before you make a decision to buy, we want you to understand what impact a replacement may have on your existing insurance policy.

A replacement occurs when you buy a new life insurance policy or annuity contract, and a policy or contract you already own has been or will be:

• lapsed, forfeited, surrendered or partially surrendered, assigned to the replacing insurer, or otherwise terminated

• converted to reduced paid-up insurance, continued as extended term insurance, or otherwise reduced in value by the use of nonforfeiture benefits or other policy values

• amended to effect either a reduction in benefits or in the term for which coverage would otherwise remain in force or for which benefits would be paid

• reissued with any reduction in cash value, or

• pledged as collateral or subject to borrowing, whether in a single loan or under a schedule of borrowing over a period of time.

There are circumstances when replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. A replacement may affect your plan of insurance in the following ways:

• You will pay new acquisition costs;

• You may have to submit to new medical examinations;

• You may pay increased premiums because of the increased age or changed health of the Insured;

• Claims made in the early policy years may be contested;

• You may have to pay surrender charges and/or income taxes on your current policy or contract values;

• Your new policy or contract values may be subject to surrender charges; and

• If part of a financed purchase, your existing policy or contract values or Death Benefit may be reduced.

You should carefully compare the costs and benefits of your existing policy or contract with those of the new policy or contract to determine whether replacement is in your best interest.

Policy Exchange

If your Policy is issued in Connecticut, you may exchange this Policy for a policy with benefits that do not vary with the investment results of a separate account. You must request this in writing within 18 months of your Policy Date and return the original Policy.

The new policy will have the same Owner, Beneficiary and Cash Surrender Value as those of your original Policy on the date of exchange. It will also have the same issue Age, Policy Date, Face Amount, benefits, Riders and underwriting class as the original Policy. However, if your Risk Class is not available, the Policy will be issued with a comparable risk classification. Any Policy Debt will be carried over to the new policy. Evidence of insurability will not be required.

Errors on Your Application

If the sex or birth date of the Insured is stated incorrectly on your application and it is discovered on or after the death of the Insured, the Death Benefit under your Policy will be the greater of the following:

• the Death Benefit based on a Net Amount At Risk adjusted by the ratio of the incorrect cost of insurance rate to the correct cost of insurance rate for the Insured’s sex and Age, or

• the Minimum Death Benefit for the correct sex and birth date.

If the Insured’s sex or birth date is misstated in the application and it is discovered before the death of the Insured, we will not recalculate the Accumulated Value, but we will use the correct sex and birth date of the Insured in calculating future Monthly Deductions.

Contesting the Validity of Your Policy

We have the right to contest the validity of your Policy for two years from the Policy Date. Once your Policy has been In Force for two years from the Policy Date during the lifetime of the Insured, we generally lose the right to contest its validity.

We also have the right to contest the validity of a Policy that you reinstate for two years from the day that it was reinstated. Once your reinstated Policy has been In Force for two years from the reinstatement date during the lifetime of the Insured, we generally lose the right to contest its validity. During this period, we may contest your Policy only if there is a material misrepresentation on your application for reinstatement.

We have the right to contest the validity of an increase in the Face Amount of a Policy for two years from the day the increase becomes effective. Once the increased Face Amount has been In Force for two years during the lifetime of the Insured, we generally lose the right to contest its validity.

Regardless of the above, we can contest the validity of your Policy for failure to pay premiums at any time. The Policy will terminate upon successful contest with respect to the Insured.

Assigning Your Policy as Collateral

You may assign your Policy as collateral to secure a loan, mortgage, or other kind of debt. An assignment will take place only when we receive and record your signed Collateral Assignment Form. When recorded, the assignment will take effect as of the date the form was signed. Any rights created by the assignment will be subject to any payments made or actions taken by us before we record the change. We will not be responsible for the validity of any assignment. Please contact us for a Collateral Assignment Form if you would like to assign your Policy.

Non-participating

This Policy will not share in any of our surplus earnings.

Policy Changes

We reserve the right to make any change to the provisions of this Policy to comply with, or give you the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for life insurance contracts under the Tax Code or of any state. We will provide you with a copy of any such change, and file such a change with the insurance supervisory official of the state in which this Policy is delivered, and any other applicable regulatory authority. You have the right to refuse any such change.

VARIABLE LIFE INSURANCE AND YOUR TAXES

The tax consequences of owning a Policy or receiving proceeds from it may vary by jurisdiction and according to the circumstances of each Owner or Beneficiary.

The following is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). It is based on the Internal Revenue Code (the Tax Code) and does not cover any state or local tax laws. More detailed information appears in the SAI.

We do not know whether the current treatment of life insurance policies under current federal income tax or estate or gift tax laws will continue. We also do not know whether the current interpretations of the laws by the IRS or the courts will remain the same. Future legislation may adversely change the tax treatment of life insurance policies. This may affect the performance and underlying tax assumptions of this Policy, including any Riders. In some cases, these changes could result in a decrease in Policy values or lapse.

We do not make any guarantees about the tax status of your Policy, and you should not consider the discussion that follows to be tax advice. This is not a complete discussion of all federal income tax questions that may arise under a Policy. There are special rules that we do not include here that may apply in certain situations. Speak to a qualified tax advisor for complete information about federal, state and local taxes that may apply to you.

The Policy as Life Insurance

Death benefits from a life insurance policy may generally be excluded from income under Section 101(a) of the Tax Code.

We believe that the Policy meets the statutory definition of life insurance for federal income tax purposes. That means it will receive the same tax advantages as a conventional fixed life insurance policy. The two main tax advantages are:

• In general, your Policy’s Beneficiary will not be subject to federal income taxes when he or she receives the Death Benefit Proceeds unless the Policy was acquired through a sale by a previous Owner, or if the Death Benefit Proceeds are received in a series of installments.

• You will generally not be taxed on your Policy’s Accumulated Value unless you receive a cash distribution by making a withdrawal, surrendering your Policy, or in some instances, taking a loan from your Policy.

Policy Features and Charges

The tax laws defining life insurance do not cover all policy features. Your Policy may have features that could prevent it from qualifying as life insurance. For example, the tax laws have yet to fully address:

• substandard risk policies

• policies with term insurance on the Insured

• life insurance policies that continue coverage beyond Age 100, or other advanced ages.

• certain features available to you, either in the policy or in an attached rider.

The Tax Code and tax regulations impose limitations on unreasonable mortality and expense charges for purposes of determining whether a policy qualifies as life insurance for federal tax purposes. We can change our mortality charges if we believe the changes are needed to ensure that your Policy qualifies as a life insurance contract.

Diversification Rules and Ownership of the Separate Account

Your Policy will not qualify for the tax benefit of a life insurance contract unless, among other requirements, the Separate Account follows certain rules requiring diversification of investments underlying the Policy. Section 817(h) of the Tax Code and related Treasury Regulations describe the diversification rules.

For a variable life insurance policy to qualify for tax deferral, assets in the separate accounts supporting the policy must be considered to be owned by the insurance company and not by the policy owner. If a policy owner is treated as having control over the underlying assets, the policy owner will be taxed currently on income and gains from the account and in such a case of “investor control” the policy owner would not derive the tax benefits normally associated with variable life insurance.

For more information about diversification rules, please refer to the Pacific Select Fund prospectus. For more information regarding investor control, please refer to the policy SAI.

Policy Exchanges

If you exchange your Policy for another one that insures the same person, it generally will be treated as a tax-free exchange under Section 1035 of the Code and, if so, will not result in the recognition of gain or loss. If the policy owner or the person insured by the policy is changed, the exchange will be treated as a taxable exchange.

Change of Ownership

You may have taxable income if you transfer ownership of your Policy, sell your Policy, or change the ownership of it in any way. This may include the transfer or sale of any entity or business that owns a Policy. The determination of taxation upon a change of Ownership cannot be determined by Pacific Life. Please consult your tax advisor for advice on your specific situation.

Corporate or Employer Owners

There are special tax issues for employer Owners:

• Section 101(j) of the Tax Code generally provides that Death Benefits paid in connection with certain life insurance policies involving an employer will be taxable income. Employer-involved policies issued or materially modified on or after August 18, 2006 may be subject to income tax liability on the Policy’s Death Benefit unless certain requirements and conditions of Section 101(j) are met.

• Using your Policy to informally fund a promised deferred compensation benefit for executives may have special tax consequences.

• Corporate ownership of a Policy may affect your liability under the alternative minimum tax (Section 56 of the Tax Code) and the environmental tax (Section 59A of the Tax Code).

• Where a business is the Owner of the Policy, Section 264(f) of the Tax Code may disallow a portion of the entity’s interest expense unless, at the time the Policy is issued, the Insured is an officer, director, employee, or 20% owner of the business. If the Policy is later exchanged for a new life insurance Policy, the Insured must meet this exception at the time the new Policy is issued.

Please consult your tax advisor for these and other special rules for employer-involved Policies.

Loans and corporate-owned policies

If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. If the taxpayer is an entity that’s a direct or indirect beneficiary of certain life insurance, endowment or annuity contracts, a portion of the entity’s deductions for loan interest may be disallowed, even though this interest may relate to debt that’s completely unrelated to the contract.

Modified Endowment Contracts

Section 7702A of the Tax Code defines a class of life insurance policies known as “Modified Endowment Contracts”. If your Policy is a Modified Endowment Contract, any distributions you receive during the life of the Policy are treated less favorably than under non-MEC life insurance policies. Withdrawals, loans, pledges, assignments and the surrender of your Policy are all considered distributions and may be subject to tax on an income-first basis and a 10% penalty.

When a Policy becomes a Modified Endowment Contract

A life insurance policy becomes a Modified Endowment Contract if, at any time during the first seven policy years, the sum of actual premiums paid exceeds the seven-pay limit. The seven-pay limit is the cumulative total of the level annual premiums (or seven-pay premiums) required to pay for the policy’s future death and endowment benefits.

An Example

For a policy with seven-pay premiums of $1,000 a year, the maximum premiums you could pay during the first seven years to avoid modified endowment treatment would be:

• $1,000 in the first year

• $2,000 through the first two years

• $3,000 through the first three years, etc.

If there is a material change to your Policy, like a change in the Death Benefit, we may have to retest your Policy and restart the seven-pay premium period to determine whether the change has caused the Policy to become a Modified Endowment Contract.

Taxation of Distributions

Tax treatment of distributions from your Policy’s Accumulated Value may be treated differently, depending upon whether your Policy is a Modified Endowment Contract.

LIFE INSURANCE POLICY (non-Modified Endowment Contract)	MODIFIED ENDOWMENT CONTRACT
Surrendering your Policy
Proceeds are taxed to the extent they exceed the investment in the contract[1].	Proceeds are taxed to the extent they exceed the investment in the contract. [3]
Making a withdrawal
If you make a withdrawal after your Policy has been In Force for 15 years, you will only be taxed on the amount you withdraw that exceeds the investment in the contract.	You will be taxed on the amount of the withdrawal that’s considered income (i.e. gain)[2].

Special rules apply if you make a withdrawal within the first 15 Policy Years. If there is a reduction in benefits and an applicable distribution of policy value in the prior two years, a portion of the distribution may be taxable.

Taking out a loan
You will not pay tax on the loan amount unless your Policy is surrendered, lapses or matures and you have not repaid your Policy Debt.	You will be taxed on the amount of the loan that’s considered income, including all previously non-taxed gains.

1 The investment in the contract is generally the premiums you have paid plus any taxable distributions less any withdrawals or premiums previously recovered that were taxable.

2 Income (i.e. gain) is the difference between the Accumulated Value and the investment in the contract.

3 Distributions under Modified Endowment Contracts may be subject to an additional 10% penalty tax.

All Modified Endowment Contracts issued to you in a calendar year by us or our affiliates are treated as a single contract when we calculate whether a distribution amount is subject to tax. In addition, an assignment of policy cash value may be treated as a distribution under the contract.

10% penalty tax on Modified Endowment Contracts

If any amount you receive from a Modified Endowment Contract is taxable, you may also have to pay a penalty tax equal to 10% of the taxable amount. A taxpayer will not have to pay the penalty tax if any of the following exceptions apply:

• you are at least 59½ years old

• you are receiving an amount because you have become disabled

• you are receiving an amount that’s part of a series of substantially equal periodic payments, paid out at least annually. These payments may be made for your life or life expectancy or for the joint lives or joint life expectancies of you and your Beneficiaries.

Distributions before a Policy becomes a Modified Endowment Contract

If your Policy fails the seven-pay test and becomes a Modified Endowment Contract, any amount you receive or are deemed to have received during the two years before it became a Modified Endowment Contract may be taxable. The distribution would be treated as having been made in anticipation of the Policy’s failing to meet the seven-pay test.

Federal Estate Taxes

According to the Tax Cuts and Jobs Act of 2017, the federal estate tax exemption amount has been temporarily increased to $10,000,000 per person (indexed for inflation effective for tax years after 2011); the maximum estate tax rate is 40%. For 2019, the indexed exemption amount is $11,400,000. In 2026, the federal estate tax exemption amount is scheduled to revert to $5,000,000 per person (indexed for inflation for years after 2011).

Optional Policy Benefits and Riders

Riders providing Accelerated Death Benefits

If you exercise a Rider that accelerates the Death Benefit under the Policy in connection with certain chronic or terminal illnesses, the amounts received under the Rider may qualify for favorable tax treatment under Section 101(g) of the Tax Code.

However, benefits under the Rider will be taxed, if they are paid to someone other than a person insured by the Policy, and either Insured:

• is a director, officer or employee of the person receiving the benefit, or

• has a financial interest in a business of the person receiving the benefit.

Payment of an accelerated death benefit will reduce the death benefit, associated cost of insurance charges, and other values under the Policy. Further, the premium limitations and death benefits required for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Tax Code will also be affected.

Benefits paid by accelerating the policy’s death benefit may qualify for favorable tax treatment under Section 101(g) of the Tax Code. Tax treatment of an accelerated death benefit due to terminal illness depends on your life expectancy at the time benefits are accelerated.

Accelerated death benefit payments received due to a chronic illness may be taxable in certain situations, such as when benefit payments are made from multiple policies or when benefit amounts exceed certain IRS limitations (referred to as “per diem” limitations).

Under the Premier LTC Rider, the Pension Protection Act of 2006 provides that any LTC Rider charges under the Policy are treated as non-taxable distributions from your Policy. The LTC Rider charges will reduce your Policy’s cost basis, but not below zero. We will report these charges to you in the year in which the charge was assessed on IRS Form 1099-R.

Pacific Life cannot determine the taxability of benefit payments. Tax laws relating to accelerated death benefits are complex. Receipt of accelerated death benefits may affect eligibility for public assistance programs such as Medicaid. Clients are advised to consult with qualified and independent legal and tax advisors for more information prior to receiving benefits.

Income payments from Net Cash Value or Death Benefit Proceeds

Your policy contains provisions that allow for all or a portion of the Net Cash Surrender Value or Death Benefit to be paid in a series of installments. In addition, certain policies may have Optional Riders that provide for installment benefits. These installments may be for a certain period of time, or may be payable based upon the life of one or more individuals.

Under the rules of Section 72 of the Tax Code, each payment made will be comprised of two portions: A portion representing a return of the investment in the contract, and the remainder representing interest. The Exclusion Ratio as defined in Section 72(b) is used to determine what amount of each payment is excluded from tax reporting.

The calculation of the Exclusion ratio is based upon these two policy values as of the date the amount of the installment payment is being determined:

• The portion of the Net Cash Surrender Value or Death Benefit Proceeds being applied to the installment benefit

• The investment in the contract

The portion of each payment that is treated as a return of the investment in the contract is equal to the Exclusion Ratio multiplied by the Payment Amount. For installments payments that are based upon the life of one or more individuals, once the investment in the contract has been depleted any subsequent payment(s) would be treated as a return of interest and thus fully taxable.

ABOUT PACIFIC LIFE

Pacific Life Insurance Company is a life insurance company domiciled in Nebraska. Along with our subsidiaries and affiliates, our operations include life insurance, annuity, mutual funds, broker-dealer operations, and investment and advisory services. At the end of 2018, we had $501.9 billion of individual life insurance in force and total admitted assets of approximately $129 billion.

We are authorized to conduct our life and annuity business in the District of Columbia and in all states except New York. Our executive office is at 700 Newport Center Drive, Newport Beach, California 92660.

How Our Accounts Work

We own the assets in our General Account and our Separate Account. We allocate your Net Premiums to these accounts according to the Investment Options you have chosen.

General Account

Our General Account includes all of our assets, except for those held in our separate accounts. We guarantee you an interest rate for up to one year on any amount allocated to the Fixed Options or the Indexed Fixed Options. The rate is reset annually. The Fixed Options and Indexed Fixed Options are part of our General Account, which we may invest as we wish, according to any laws that apply. We will credit the guaranteed rate even if the investments we make earn less. Unlike the Separate Account, the General Account is subject to liabilities arising from any of our other business. Our ability to pay these guarantees is backed by our financial strength and claims paying ability as a company. You must look to the company’s strength with regard to policy guarantees. We can provide you with reports of our ratings as an insurance company and our ability to pay claims with respect to our General Account assets.

The Fixed Options and Indexed Fixed Options are not securities, so they do not fall under any securities act. However, other federal securities laws will apply to the accuracy and completeness of the disclosure about the Fixed Options or the Indexed Fixed Options.

Separate Account

Amounts allocated to the Variable Investment Options are held in our Separate Account. The assets in this account are kept separate from the assets in our General Account and our other separate accounts, and are protected from our general creditors.

The Separate Account is divided into Variable Accounts. Each Variable Account invests in shares of a designated portfolio of the Funds listed in the YOUR INVESTMENT OPTIONS section. We may add Variable Accounts that invest in other portfolios of these Funds or in other securities.

We are the legal owner of the assets in the Separate Account, and pay its operating expenses. We do not hold ourselves out to be trustees of the Separate Account assets. The Separate Account is operated only for our variable life insurance policies. Pacific Life is obligated to pay all amounts promised to Policy Owners under the terms of the Policy. We must keep assets in the Separate Account equal to the reserves and policy liabilities (i.e. amounts at least equal to the aggregate variable account value) sufficient to pay obligations under the insurance policies funded by the Separate Account and may only transfer to the General Account assets of the Separate Account which exceed such reserves and Policy liabilities. Some of the money in the Separate Account may include charges we collect from the account and any investment results on those charges.

We cannot charge the assets in the Separate Account attributable to our reserves and other liabilities under the policies funded by the Separate Account with any liabilities from our other business.

Similarly, the income, gains or losses, realized or unrealized, of the assets of any Variable Account belong to that Variable Account and are credited to or charged against the assets held in that Variable Account without regard to our other income, gains or losses.

Making changes to the Separate Account

We can add, change or remove any securities that the Separate Account or any Variable Account holds or buys, as long as we comply with the laws that apply.

We can substitute shares of one portfolio with shares of another portfolio or Fund if:

• any portfolio is no longer available for investment; or

• our management believes that a portfolio is no longer appropriate in view of the purposes of the Policy.

We will give you any required notice or receive any required approval from Policy Owners or the SEC before we substitute any shares. We will comply with the filing or other procedures established by insurance regulators as required by law.

We can add new Variable Accounts, which may include additional subaccounts of the Separate Account, to serve as Investment Options under the Policies. These may be managed separate accounts or they may invest in a new portfolio of the Funds, or in shares of another investment company or one of its portfolios, or in a suitable investment vehicle with a specified investment objective.

We can add new Variable Accounts when we believe that it is warranted by marketing needs or investment conditions. We will decide on what basis we will make new Variable Accounts available to existing Policy Owners.

We can also cease offering any of our Variable Accounts if we believe marketing, tax, or investment conditions warrant it. If we cease offering any Variable Account, we will provide any required notice or receive any required approval from Policy Owners or the SEC, as applicable.

If we make any changes to Variable Accounts or substitution of securities, we can make appropriate changes to this Policy or any of our other policies, by appropriate endorsement, to reflect the change or substitution.

If we believe it is in the best interests of people holding voting rights under the Policies and we meet any required regulatory approvals we can do the following:

• operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under securities or other laws

• register or deregister the Separate Account under securities law

• combine the Separate Account with one of our other separate accounts or our affiliates’ separate accounts

• combine one or more Variable Accounts

• create a committee, board or other group to manage the Separate Account

• change the classification of any Variable Account.

Taxes we pay

We may be charged for state and local taxes. Currently, we pay these taxes because they are small amounts with respect to the Policy. If these taxes increase significantly, we may deduct them from the Separate Account.

We may charge the Separate Account for any federal, state and local taxes that apply to the Separate Account or to our operations. This could happen if our tax status or the tax treatment of variable life insurance changes.

Voting Rights

We are the legal owner of the shares of the Funds that are held by the Variable Accounts. We may vote on any matter at shareholder meetings of the Funds. However, we are required by law to vote as you instruct on the shares relating to your allocation in a Variable Investment Option. This is called your voting interest.

Your voting interest is calculated as of a day set by the Board of Trustees or Board of Directors of a Fund, called the record date. Your voting interest equals the Accumulated Value in a Variable Investment Option divided by the net asset value of a share of the corresponding portfolio. Fractional shares are included. If allowed by law, we may change how we calculate your voting interest.

We will send you documents from the Fund called proxy materials. They include information about the items you will be voting on and forms for you to give us your instructions. We will vote shares held in the Separate Account for which we do not receive voting instructions in the same proportion as all other shares in the portfolio held by the Separate Account for which we have received timely instructions. If we do not receive any voting instructions for the shares in a separate account, we will vote the shares in the same proportion as the total votes for all of our separate accounts for which we have received timely instructions. As a result of proportional voting, the votes cast by a small number of policy owners may determine the outcome of a vote.

We will vote shares of any portfolio we hold in our General Account in the same proportion as the total votes for all of our separate accounts, including this Separate Account. We will vote shares of any portfolio held by any of our non-insurance affiliates in the same proportion as the total votes for all of our separate accounts and those of our insurance affiliates.

If the law changes to allow it, we can vote as we wish on shares of the portfolios held in the Separate Account.

When required by state insurance regulatory authorities, we may disregard voting instructions that:

• would change a portfolio’s investment objective or subclassification

• would approve or disapprove an investment advisory contract.

We may disregard voting instructions on a change initiated by Policy Owners that would change a portfolio’s investment policy, investment adviser or portfolio manager if:

• our disapproval is reasonable

• we determine in good faith that the change would be against state law or otherwise be inappropriate, considering the portfolio’s objectives and purpose, and considering what effect the change would have on us.

If we disregard any voting instructions, we will include a summary of the action we took and our reasons for it in the next report to Policy Owners.

Cybersecurity

Our business is highly dependent upon the effective operation of our computer systems and those of our business partners. As a result, our business is potentially susceptible to operational and information security risks associated with the technologies, processes and practices designed to protect networks, systems, computers, programs and data from attack, damage or unauthorized access. These risks include, among other things, the theft, loss, misuse, corruption and destruction of data maintained online or digitally, denial of service on websites and other operational disruption, and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third party administrator, the underlying Funds, intermediaries, and other affiliated or third-party service providers may adversely affect us and your Policy Accumulated Value. For instance, cyber-attacks may interfere with Policy transaction processing, including the processing of orders from our website or with the underlying Funds; impact our ability to calculate Accumulated Unit Values, Subaccount Unit Values or an underlying Fund to calculate a net asset value; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Policy to lose value. The constant change in technologies and increased sophistication and activities of hackers and others, continue to pose new and significant cybersecurity threats. While measures have been developed that are designed to reduce cybersecurity risks, there can be no guarantee or assurance that we, the underlying Funds, or our service providers will not suffer losses affecting your Policy due to cyber-attacks or information security breaches in the future.

Distribution Arrangements

Pacific Select Distributors, LLC (“PSD”), a broker-dealer and our subsidiary, pays various forms of sales compensation to broker-dealers (including other affiliates) that solicit applications for the Policies. PSD also may reimburse other expenses associated with the promotion and solicitation of applications for the Policies.

We offer the Policies for sale through broker-dealers that have entered into selling agreements with PSD. Broker-dealers sell the Policies through their life insurance producers who have been appointed by us to sell our products. PSD pays compensation to broker-dealers for the promotion and sale of the Policies. The individual life insurance producer who sells you a Policy typically will receive a portion of the compensation, under the representative’s own arrangement with his or her broker-dealer.

Commissions are based on “target” premiums we determine. The commissions we pay vary with the agreement, but the most common schedule of commissions we pay is:

• 100% of premiums paid up to the first target premium

• 2% of premiums paid thereafter.

A target premium is a hypothetical premium that is used only to calculate commissions. It varies with the Death Benefit Option you choose, the Age of the Insured on the Policy Date, and the sex (unless unisex rates are required) and Risk Class of the Insured. A Policy’s target premium will usually be less than, but generally does not exceed 120% of, the Policy's guideline level premiums. Before you buy a Policy, you can ask us or your life insurance producer for a personalized Illustration that shows you the guideline single premium and guideline level premiums.

Your life insurance producer typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the Policy, depending on the agreement between your life insurance producer and his or her firm. Pacific Life is not involved in determining that compensation arrangement, which may present its own incentives or conflicts. You may ask your life insurance producer how he/she will personally be compensated for the transaction.

PSD or an affiliate may pay broker-dealers an annual renewal commission of up to 0.20% of a Policy’s Accumulated Value less any Policy Debt, or starting on the 7th Policy Anniversary, an annual target premium renewal commission of up to 2%. We calculate the renewal amount monthly and it becomes payable on each Policy Anniversary.

In addition to the commissions described above, we and/or an affiliate may pay additional cash compensation from their own resources in connection with the promotion and solicitation of applications for the Policies by some, but not all, broker-dealers. The range of additional cash compensation based on premium payments usually ranges from 0% to 45% of premiums paid up to the first target premium, but generally does not exceed 1.50% of commissions paid on premium thereafter. Such additional compensation may give Pacific Life greater access to life insurance producers of the broker-dealers that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your life insurance producer may serve you better, this additional compensation also may afford Pacific Life a “preferred” status at the recipient broker-dealer and provide some other marketing benefit such as website placement, access to life insurance producer lists, extra marketing assistance, or other heightened visibility and access to the broker-dealer’s sales force that otherwise influences the way that the broker-dealer and the life insurance producer market the Policies.

We may also provide compensation to broker-dealers for providing ongoing service in relation to Policies that have already been purchased.

Additional Compensation and Revenue Sharing

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, selling broker dealers may receive additional payments in the form of cash, other special compensation or reimbursement of expenses, sometimes called “revenue sharing”. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm’s “due diligence” examination of the Policies, payments for providing conferences or seminars, sales or training programs for invited life insurance producers and other employees, payments for travel expenses, including lodging, incurred by life insurance producers and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Policies, and payments to assist a firm in connection with its administrative systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable FINRA rules and other applicable laws and regulations, PSD and its affiliates may contribute to, as well as sponsor, various educational programs, sales contests and/or promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash, or other awards. Such additional compensation may give us greater access to life insurance producers of the broker-dealers that receive such compensation or may otherwise influence the way that a broker-dealer and life insurance producer market the Policies.

These arrangements may not be applicable to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

The compensation and other benefits provided by PSD or its affiliates, may be more or less than the overall compensation on similar or other products. This may influence your life insurance producer or broker-dealer to present this Policy over other investment vehicles available in the marketplace. You may ask your life insurance producer about these differing and divergent interests, how he/she is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the Policy.

We may agree to waive or reduce some or all of such charges and/or credit additional amounts under our Policies, for those Policies sold to persons who meet criteria established by us, who may include current and retired officers, directors and employees of us and our affiliates, trustees of the Pacific Select Fund, life insurance producers and employees of broker/dealers with a current selling agreement with us and their affiliates, and immediate family members of such persons (“Eligible Persons”). We will credit additional amounts to Policies owned by Eligible Persons. If such Policies are purchased directly through Pacific Select Distributors, LLC (PSD), Eligible Persons will not be afforded the benefit of services of any other broker/dealer and will bear the responsibility of determining whether a variable life insurance Policy, optional benefits and underlying Investment Options are appropriate, taking into consideration age, income, net worth, tax status, insurance needs, financial objectives, investment goals, liquidity needs, time horizon, risk tolerance and other relevant information. In addition, Eligible Persons who purchased their Policy through PSD, must contact us directly with servicing questions, Policy changes and other matters relating to their Policies.

The amount credited to Policies owned by Eligible Persons will equal the reduction in expenses we enjoy by not incurring brokerage commissions in selling such Policies, with the determination of the expense reduction and of such crediting being made in accordance with our administrative procedures. These credits will be added to an eligible persons Policy after the Free Look Transfer Date has occurred, or, if premiums are paid using the monthly Electronic Funds Transfer plan, on the first Policy Anniversary.

Portfolio managers of the underlying portfolios available under this Policy may help pay for conferences or meetings sponsored by us or PSD relating to management of the portfolios and our variable life insurance products.

Please refer to the SAI for additional information on distribution arrangements and the conflicts of interest that they may present.

Service Arrangements

We have entered into administrative and/or service agreements with certain Funds which pay us for administrative and other services, including, but not limited to, certain communications and support services. The fees are based on an annual percentage of average daily net assets of certain Fund portfolios purchased by us at Policy Owner’s instructions. Currently, the fees received do not exceed an annual percentage of 0.40% and each Fund may not pay the same annual percentage. Because we receive such fees, we may be subject to competing interests in making these Funds available as Investment Options under the Policies.

American Century Services, LLC pays us for each American Century Variable Portfolios, Inc. portfolio (Class I) held by our separate accounts. American Funds Insurance Series pays us for each American Funds Insurance Series Portfolio (Class 2) held by our separate accounts. BlackRock Distributors, Inc., pays us for each BlackRock Variable Series Funds, Inc. portfolio (Class I) held by our separate accounts. Fidelity Distributors Corporation (FDC) and Fidelity Investments Institutional Operations Company, Inc. (FIIOC), pay us for each Fidelity® VIP Funds portfolio (Initial Class, Service Class, and Service Class 2) held by our separate accounts. Franklin Templeton Services, LLC pays us for each Franklin Templeton Variable Insurance Products Trust portfolio (Class 1) held by our separate accounts. Invesco Advisers, Inc. and its affiliates pay us for each AIM Variable Insurance Funds (Invesco Variable Insurance Funds) portfolio (Series I) held by our separate accounts. Janus Capital Management LLC, pays us for each Janus Aspen Series portfolio (Institutional Shares) held by our separate accounts. Lazard Asset Management Securities LLC, pays us for each Lazard Retirement Series, Inc. portfolio (Investor Class and Service Class) held by our separate accounts. Legg Mason Investor Services, LLC, pays us for each Legg Mason Partners Variable Equity Trust portfolio (Class I) held by our separate accounts. Lord Abbett Series Fund, Inc. pays us for each Lord Abbett Series Fund, Inc. portfolio (Class VC) held by our separate accounts.

Massachusetts Financial Services Company, pays us for each MFS Variable Insurance Trust portfolio (Initial Class) held by our separate accounts. Neuberger Berman BD LLC pays us for each Neuberger Berman Advisers Management Trust portfolio (Class I) held by our separate accounts. Pacific Investment Management Company, LLC pays us for each PIMCO Variable Insurance Trust portfolio (Advisor Class and Institutional Class) held by our separate accounts. T. Rowe Price Associates, Inc., pays us for each T. Rowe Price Equity Series Inc., portfolio (Class I) held by our separate accounts. Van Eck Securities Corporation, pays us for each VanEck VIP Trust portfolio (Initial Class) held by our separate accounts.

Illustrations

We will provide you with Illustrations based on different sets of assumptions upon your request.

• Illustrations based on information you give us about the Age of the person to be insured by the Policy, their Risk Class, the Face Amount of all Coverage Layers, the Death Benefit and premium payments.

• Illustrations that show the allocation of premium payments to specified Variable Accounts. These will reflect the expenses of the portfolio of the Fund in which the Variable Account invests.

• Illustrations that use a hypothetical gross rate of return up to 12% are available. Illustrations that use a hypothetical gross rate of return greater than 12% are available only to certain large institutional investors.

You can request such Illustrations at any time. Such Illustrations reflect assumptions about the Policy’s non-guaranteed elements and about how you will use the Policy’s options. Over time the Policy’s actual non-guaranteed elements, and your actual use of the Policy’s options, are likely to vary from the assumptions used in such Illustrations. For these reasons, actual Policy values will likely be more or less favorable than shown in such Illustrations. You can get one Policy Illustration free of charge per Policy Year. We reserve the right to charge $25 for each additional Illustration.

Lost Policy

If you lose your Policy, you may request a Certificate of Coverage free of charge. To request a Certificate of Coverage or a duplicate Policy, please contact us for a Certificate of Insurance/ Duplicate Policy Request Form.

Audits of Premiums/Loans

You may request us to run a report of premium payments you have made or loan transactions under your Policy.

Risk Class Change

If you have a change in Risk Class, such as a change in smoking status or health, you can request us to review your Risk Class. Changing your Risk Class may change the rates used for cost of insurance and may also change the rates on any Riders on your Policy which base charges on Risk Class. We may charge you a fee of up to $100 at the time you request us to change your Risk Class.

State Regulation

On September 1, 2005, Pacific Life redomesticated to Nebraska. We are subject to the laws of the state of Nebraska governing insurance companies and to regulations issued by the Commissioner of Insurance of Nebraska. In addition, we are subject to the insurance laws and regulations of the other states and jurisdictions in which we are licensed or may become licensed to operate.

An annual statement in a prescribed form must be filed with the Commissioner of Insurance of Nebraska and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

Legal Proceedings and Legal Matters

Pacific Life, the Separate Account, and PSD are not involved in any legal proceedings that would have a material effect on Policy Owners.

Legal matters concerning the issue and sale of the life insurance policies described in this prospectus, our organization and authority to issue the Policies, and matters relating to federal securities laws and federal income tax laws have been passed upon by our counsel.

Rule 12h-7 Representation

In reliance on the exemption provided by Rule 12h-7 of the Securities Exchange Act of 1934 (“34 Act”), we do not intend to file periodic reports as required under the ’34 Act.

Financial Statements

Pacific Life’s financial statements and the financial statements of Pacific Select Exec Separate Account are contained in the Statement of Additional Information.

APPENDIX A: STATE LAW VARIATIONS

Certain Policy features described in this Prospectus may vary or may not be available in your state. The state in which your Policy is issued governs whether or not certain features, Riders, charges or fees are available or will vary under your Policy. These variations are reflected in your Policy and in Riders or Endorsements to your Policy. See your life insurance producer or contact us for specific information that may be applicable to your state.

BACKDATING

For policies based in Ohio, your Policy can be backdated only 3 months.

YOUR FREE LOOK RIGHT

Free Look Right

For policies issued in California, you may return this policy within 10 days of policy delivery. For Insureds age 60 or older, you may return this policy within 30 days of policy delivery.1

For policies issued as an internal replacement in Michigan or Pennsylvania, you may return this policy within 45 days of policy delivery.

For policies issued in Florida, you may return this policy within 14 days of policy delivery.

For policies issued in North Dakota, you may return this policy within 20 days of policy delivery.

The table below shows which states do or do not require refund of premiums paid.

Return of Premium	Return of Accumulated Value + Loads + Charges[1]
DE; FL; ND; SD	AK; AL; AR; AZ; CA; CO; CT; DC; GA; HI; IA; ID; IL; IN; KS; KY; LA; MA; MD; ME; MI; MN; MO; MS; MT; NC; NE; NH; NJ; NM; NV; OH; OK; OR; PA; RI; SC; TN; TX; UT; VA; VT; WA; WI; WV; WY

1 In California, for ages 60+ and if we've not received a written request for immediate investment in variable options, premium is returned for a free look surrender.

TIMING OF PAYMENTS, FORMS AND REQUESTS

For Policies issued in California, Delaware, Florida, North Dakota, and South Dakota, the additional annual interest rate for Death Benefit Proceeds delayed for more than 31 calendar days is the following:

California: 1%

Delaware: None

Florida: The Moody’s Corporate Bond Yield Average – Monthly Average Corporate rate which may vary.

North Dakota: 1%

South Dakota: 4%

OPTIONAL RIDERS AND BENEFITS

Benefits Distribution Rider

Rider Terms

For policies issued in Illinois, the following applies:

Periodic Payments – Periodic Payments are the series of payments of the BDA that are paid according to the BDR Frequency and for the BDR Duration shown in the Policy Specifications. The amount of each Periodic Payment is determined by multiplying the BDA by the Benefit Distribution Factor. The Periodic Payment Amount as of the Policy Date is shown in the Policy Specifications and is based on the BDA at the inception of the Policy. The Periodic Payment Amount will change if there are any changes to the BDA according to the terms of this Rider and the Policy.

Policy Cost of Insurance Charge – We may reduce the Cost of Insurance (COI) Charge on the Policy to which this Rider is attached.  If we choose to offer a reduced COI Charge for any given month, it will only apply where the Policy COI Charge, before considering this Rider, is greater than zero for that month.  Any reduction to the Cost of Insurance Charge will apply uniformly to all members of the same Class and is not guaranteed.

Effect of Additional Benefits on Rider Provisions – Your policy may include additional benefits that were added by rider or endorsement.  Please read your entire policy, including all riders and other forms carefully.

For policies issued in Massachusetts, the following applies:

Policy Cost of Insurance Charge – We, in our sole and exclusive discretion, may reduce the Cost of Insurance (COI) Charge on the Policy to which this Rider is attached.  If we choose to offer a reduced COI Charge for any given month, it will only apply where the Policy COI Charge, before considering this Rider, is greater than zero for that month.  Any reduction to the Cost of Insurance Charge will apply uniformly to all members of the same Class and is not guaranteed.

For policies issued in Michigan and Rhode Island, the following applies:

Policy Cost of Insurance Charge – We may reduce the Cost of Insurance Charge on the Policy to which this Rider is attached. Any reduction to the Cost of Insurance Charge will apply uniformly to all members of the same Class and is not guaranteed.

For policies issued in Pennsylvania, the following applies:

Death of the Insured – All payments provided by this Rider will be paid to the Policy Beneficiary pursuant to the Beneficiary provision of the Policy. Upon proof of the death of the Insured, the Policy Beneficiary will be sent confirmation of the Periodic Payments Amounts. The Beneficiary cannot make changes to the Benefit Distribution Elections made under this Rider. If the Policy Beneficiary dies before the final Benefit Distribution Amount is paid, any named beneficiary of the benefit distributions will be paid the remaining Periodic Payments. If a beneficiary of the benefit distributions is not named by the Policy Beneficiary while Periodic Payments are being made, the remaining Periodic Payments will be paid to the estate of the deceased Policy Beneficiary.

Premier Living Benefits Rider 2

Rider Terms

For policies issued in Florida, the following applies:

All references to the term “Chronically Ill Individual” are referred to as “an Individual with Chronic Illness”.

Premier LTC Rider

Rider Terms

For policies issued in Connecticut, the following applies:

Assisted Living Facility – a facility that is licensed or certified or complies with the state’s facility licensing requirements to engage primarily in providing ongoing Assisted Living Care and related services as described in the Rider.

A managerial residential community that provides residents with services from assisted living service agencies will be considered an Assisted Living Facility.

For policies issued in Florida, the following applies:

Assisted Living Facility – a facility that is engaged primarily in providing ongoing Assisted Living Care and related services that has the appropriate state licensure or certification as an Assisted Living Facility where required.

For policies issued in Florida, the following applies:

Claim Forms –When we receive the notice of claim, we will send the claimant forms for filing proof of loss. If these forms are not given to the claimant within 15 days, the claimant may meet the proof of loss requirements by giving the insurer a written statement of the nature and the extent of the loss within the time limit stated in the Proof of Loss provision.

For policies issued in Arizona, Connecticut, Delaware, Florida, Indiana, New Jersey, North Dakota, South Dakota, and Washington D.C. the following applies:

Elimination Period –the total number of days that the Insured is a Chronically Ill Individual before benefits are payable. However, in no case will the Elimination Period start date be more than:

90 days prior to the date the Owner or Insured contacts us for a loss related to the Insured’s inability to perform Activities of Daily Living; or

365 days prior to the date the Owner or Insured contacts us for a loss due to Severe Cognitive Impairment.

For policies issued in Montana, the following applies:

Elimination Period – the total number of days that the Insured is a Chronically Ill Individual before benefits are payable. This period includes the time it takes to determine that the Insured is Chronically Ill. Each occurrence of days counted towards satisfying the

Elimination Period begins on the first day that the Insured is a Chronically Ill Individual and incurs Covered Services. However, in no case will the Elimination Period start date be more than:

90 days prior to the date the Owner or Insured contacts us for a loss related to the Insured’s inability to perform Activities of Daily Living; or

365 days prior to the date the Owner or Insured contacts us for a loss due to severe Cognitive Impairment.

For policies issued in Montana, the following applies:

Home Health Care – medical and non-medical services, provided to ill, disabled or infirm persons by a Home Health Care Agency in their residences. Such services may include:

• Nursing;

• Home health aide services;

• Physical therapy;

• Occupational therapy;

• Speech therapy;

• Hospice service;

• Medical supplies and equipment suitable for use in the home; and

• Medically necessary personal hygiene, grooming and dietary assistance.

For policies issued in Florida, the following applies:

Hospital – means any establishment that:

Offers services more intensive than those required for room, board, personal services, and general nursing care, and offers facilities and beds for use beyond 24 hours by individuals requiring diagnosis, treatment, or care for illness, deformity, infirmity, abnormality, disease, or pregnancy; and

Regularly makes available at least clinical laboratory services, diagnostic X-ray services, and treatment facilities for surgery or obstetrical care, or other definitive medical treatment of similar extent.

For policies issued in Washington D.C., the following applies:

Immediate Family – the Insured’s Spouse or civil union partner and the parents, brothers, sisters and children of either the Insured, the Insured’s Spouse or civil union partner by blood, adoption or marriage.

For policies issued in Montana, the following applies:

Irreversible Dementia – means deterioration or loss of intellectual faculties, reasoning power, memory, and will due to organic brain disease characterized by confusion, disorientation, apathy and stupor of varying degrees which is not capable of being reversed and from which recovery is impossible.

For policies issued in Arizona, the following applies:

Licensed Health Care Practitioner – a physician licensed pursuant to Arizona title 32, chapter 13 or 17, any registered nurse or registered nurse practitioner licensed to Arizona title 32, chapter 15, licensed social worker or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury of the United States. A Licensed Health Care Practitioner must reside in the United States and cannot be you or an Immediate Family Member.

For policies issued in Florida, the following applies:

Licensed Health Care Practitioner – a physician or nurse licensed pursuant to Part I of Chapter 464, Florida Statutes; a psychotherapist licensed under Chapter 490 or Chapter 491, Florida Statutes; any individual who meets any requirements as may be prescribed by rule adopted by the Florida Insurance regulatory authority.

For policies issued in South Dakota, the following applies:

A Licensed Health Care Practitioner may be an Immediate Family Member if that family member is the only doctor in the area, provided the doctor is acting within the scope of the practice.

For policies issued in Montana, the following applies:

Maintenance or Personal Care Services – any care the primary purpose of which is the provision of needed assistance with any of the disabilities as a result of which the Insured is a Chronically Ill Individual. This includes protection from threats to health and safety due to severe Cognitive Impairment and Irreversible Dementia.

For policies issued in Florida, the following applies:

Proof of Loss – Written proof must be available to us within 90 days after the loss for which benefits are claimed. If it was not reasonably possible to give written proof in the time required, we shall not reduce or deny the claim for this reason if the proof is filed as soon as reasonably possible. In any event, the proof required must be given no later than one year from the time specified unless the claimant was legally incapacitated.

For policies issued in Florida, the following applies:

Qualified Long-Term Care Services – necessary diagnostic, preventive, curing, treating, mitigating and rehabilitative services, and Maintenance or Personal Care Services which are required by a Chronically Ill Individual and are provided pursuant to a Plan of Care prescribed by a Licensed Health Care Practitioner.

For policies issued in Montana or Arizona, the following applies:

The term Severe Cognitive Impairment is referred to as Cognitive Impairment.

For policies issued in Washington D.C. the following applies:

Spouse – means the person of the same or opposite sex to whom the Insured is legally married under the laws of the state or jurisdiction in which the marriage took place.

For policies issued in Florida, the following applies:

Terminally Ill – the Insured has a medical prognosis that his or her life expectancy is one year or less if the illness runs its normal course.

Limitations, Exclusions and Eligibility Conditions for Benefits

For policies issued in New Jersey, the following applies:

Certain pre-existing condition limitations apply. A preexisting condition is any condition for which the Insured received medical advice or treatment in the six months preceding the LTC Rider Effective Date. We will not pay benefits for a Confinement due wholly or in part to a preexisting condition if the need for services begins during the first six months after the LTC Rider Effective Date.

For policies issued in Montana, the following applies:

The Rider will pay benefits for:

Confinements due to preexisting conditions that occur six months after the LTC Rider Effective Date.

For policies issued in South Dakota, the following applies:

The Rider will pay benefits for:

Care or services that result from an attempt at suicide (while sane or insane) or an intentionally self- inflicted injury;

Care or services that result from active duty in the armed forces of any nation or international government or units auxiliary thereto, or the National Guard;

The rider will pay for services available under governmental programs (except Medicaid), state or federal workers’ compensation, employer’s liability or occupational disease law, or any motor vehicle no fault law. It will not pay for work related injuries or illnesses if benefits are paid under workers’ compensation or other similar laws.

For policies issued in Florida, the following applies:

To receive the Rider Benefit, you must satisfy the following condition:

A Licensed Health Care Practitioner certifies the Insured as being a Chronically Ill Individual within the preceding twelve-month period;

Claims Provisions

For policies issued in Florida, the following applies:

At our expense, we have the right to have the Insured examined as often as reasonably necessary while a claim is pending except that when a Licensed Health Care Practitioner has certified that the Insured is a Chronically Ill Individual, additional certifications may not be performed until after the expiration of the 90-day period starting on the date of certification. We may also have an autopsy made unless prohibited by law.

For policies issued in Florida, the following applies:

Written notice of claim must be given within 20 days after a covered loss starts or as soon as reasonably possible. The notice may be given to us at our Administrative Office or to our agent.

For policies issued in Montana, the following applies:

We will pay benefits within 30 days of the date we receive the Insured’s claim, however if we need to collect information in order to verify eligibility, benefits will be paid within 60 days of our receipt of the original Proof of Loss unless we have notified you, your designee, your assignee or the claimant of the reasons we have not paid the claim in full or unless we have a reasonable belief that insurance fraud has been committed and we have reported the possible insurance fraud to the commissioner.

For policies issued in Florida, the following applies:

If a claim is not paid or denied within 120 days after receipt, we will add 10% simple interest to any overdue claim payments.

Lapse and Reinstatement

For policies issued in Montana, the following applies:

We will provide such notice at least 30 days before the effective date of lapse or termination. Notice shall be given by first class United States mail, postage prepaid; and notice will not be given until 30 days after a premium is due and unpaid. Notice shall be deemed to have been given as of five days after the date of mailing.

Extension of Benefits

For policies issued in New Jersey, the following applies:

If this Rider terminates, we will recognize the basis for a claim under this Rider predicated upon the Insured’s continuous certification as a Chronically Ill Individual before the date of termination in the same manner as if the insurance was In Force. Extension of Benefits stops on the earliest of:

• The date when the Insured no longer meets the Eligibility for the Payment of Benefits requirements;

• The date the Insured is no longer incurring Covered Services; or

• The date when the LTC Coverage Amount remaining after monthly benefit payment is zero.

This Extension of Benefits is subject to all of the provisions of this rider, and all applicable coverage maximums.

If benefits are continued under this Extension of Benefits provision because the Policy has lapsed, no Death Benefit will be payable to the beneficiary under the Policy.

Non-Duplication with Other Plans

For policies issued in Florida, the following applies:

We will not pay benefits for any amount that would be reimbursable under Medicare or any other plan or program but for the application of a deductible or coinsurance amount. We will pay the difference between the actual expense and the benefits payable by Medicaid or private insurance, but our payment will not exceed the amount we would have paid in the absence of such other insurance. However, if the Insured’s Medicaid or private insurance denies payment for a service that we cover, we will pay the benefit as outlined in this Rider. The care coordinator can assist in identifying other insurance benefits to which the Insured is entitled that can be applied to meet actual expenses.

HOW MUCH YOU CAN BORROW

Loan Amount Available

For policies issued in Arizona, your loan amount available equals the Net Cash Surrender Value.

PAYING THE DEATH BENEFIT IN THE CASE OF SUICIDE

Suicide Exclusion

For policies issued in North Dakota, the suicide exclusion period is one year.

WHERE TO GO FOR MORE INFORMATION

The Pacific Select VUL 2 variable life insurance policy is underwritten by Pacific Life Insurance Company.

You will find more information about the Policy and Pacific Select Exec Separate Account in the SAI dated [ ], 2019. The SAI has been filed with the SEC and is considered to be part of this prospectus because it is incorporated by reference.

You can get a copy of the SAI without charge by calling or writing to us, or you can view it online at our website. You can also contact the SEC to get the SAI, material incorporated into this prospectus by reference, and other information about registrants that file electronically with the SEC. The SEC may charge you a fee for this information.

You may obtain the current prospectus and SAI for any of the portfolios underlying the Variable Accounts by calling (800) 347-7787.

If you ask us, we will provide you with Illustrations of Policy benefits based on different sets of assumptions. Illustrations may help you understand how your Policy’s Death Benefit, Cash Surrender Value and Accumulated Value would vary over time based on different assumptions. You can get one Policy Illustration free of charge per Policy Year by calling or writing to us. We reserve the right to charge $25 for additional Illustrations.

How to Contact Us

Pacific Life Insurance Company P.O. Box 2030
Omaha, Nebraska 68103-2030

(800) 347-7787
5 a.m. through 5 p.m. Pacific time
www.PacificLife.com

We accept faxes or emails for both Variable and Indexed Fixed Option transaction requests (transfers, allocation changes, rebalancing) and also Policy loans at:

(866) 398-0467
Transactions@pacificlife.com

PREMIUM PAYMENTS
Unless you receive premium notices via list bill, send premiums (other than initial premium) to:
Pacific Life Insurance Company
P.O. Box 100957
Pasadena, California 91189-0957

How to Contact the SEC

You can also find reports and other information about the Policy and Separate Account from the SEC. The SEC may charge you a fee for this information.

Commission’s Public Reference Section
100 F Street, NE
Washington, D.C. 20549
(202) 551-8090
Website: www.sec.gov
e-mail: publicinfo@sec.gov

FINRA Public Disclosure Program

FINRA provides investor protection education through its website and printed materials. The FINRA regulation website address is www.finra.org. An investor brochure that includes information describing the BrokerCheck program may be obtained from FINRA. The FINRA BrokerCheck hotline number is (800) 289-9999. FINRA does not charge a fee for the BrokerCheck program services.

 SEC file number 811-05563

 333-231309

STATEMENT OF ADDITIONAL INFORMATION

[ ], 2019

PACIFIC SELECT VUL 2

PACIFIC SELECT EXEC SEPARATE ACCOUNT

Pacific Select VUL 2 is a variable life insurance policy offered by Pacific Life Insurance Company.

This Statement of Additional Information (SAI) is not a prospectus and should be read in conjunction with the Policy’s prospectus, dated [ ], 2019, which is available without charge upon written or telephone request to Pacific Life. Terms used in this SAI have the same meanings as in the prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the Policy’s prospectus.

Pacific Life Insurance Company

P.O. Box 2030

Omaha, NE 68103

(800) 800-7681

Financial Statements of Pacific Select Exec Separate Account SA-1

Financial Statements of Pacific Life Insurance Company PL-1

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PREMIUM LIMITATIONS

Federal tax law puts limits on the amount of premium payments you can make in relation to your Policy’s Death Benefit. These limits apply in the following situations.

Guideline Premium Limit

If you have chosen the Guideline Premium Test as your Death Benefit Qualification Test, the total amount you can pay in premiums and still have your Policy qualify as life insurance is your Policy’s Guideline Premium Limit. The sum of the premiums paid, less any withdrawals, at any time cannot exceed the Guideline Premium Limit, which is the greater of:

• the guideline single premium or

• the sum of the guideline level annual premiums.

We may refuse to accept all or part of a premium payment if, by accepting it, you will exceed your Policy’s Guideline Premium Limit. If we find that you have exceeded your Guideline Premium Limit, we may remove all or part of a premium you have paid from your Policy as of the day we applied it, and return it to you. We will adjust the Death Benefit retroactively to that date to reflect the reduction in premium payments.

Your Policy’s guideline single premium and guideline level annual premiums appear on your Policy Specifications. Before you buy a Policy, you can ask us or your life insurance producer for a personalized Illustration that will show you the guideline single premium and guideline level annual premiums.

Modified Endowment Contract

A life insurance policy will become a Modified Endowment Contract if the sum of premium payments made during the first seven contract years, less a portion of withdrawals, exceeds the seven-pay limit defined in Section 7702A of the Internal Revenue Code. You will find a detailed discussion of Modified Endowment Contracts in VARIABLE LIFE INSURANCE AND YOUR TAXES in the prospectus.

Unless you have told us in writing that you want your Policy to become a Modified Endowment Contract, we will remove all or part of the premium payment from your Policy as of the day we applied it and return it to you. We will also adjust the Death Benefit retroactively to that date to reflect the reduction in premium payments. If we receive such a premium within 30 days before your Policy Anniversary, we will hold it and apply it to your Policy on the Policy Anniversary.

In both of these situations, if we remove an excess premium from your Policy, we will return the premium amount to you no later than 60 days after the end of the Policy Year. We may adjust the amount for interest or for changes in Accumulated Value that relate to the amount of the excess premium we are returning to you.

If we do not return the premium amount to you within that time, we will increase your Policy’s Death Benefit retroactively, to the day we applied the premium, and prospectively so that it is always the amount necessary to ensure your Policy qualifies as life insurance, or to prevent it from becoming a Modified Endowment Contract. If we increase your Death Benefit, we will adjust cost of insurance or Rider charges retroactively and prospectively to reflect the increase.

Increasing the Net Amount At Risk

An increase in the Net Amount At Risk occurs if the Policy’s Death Benefit is equal to the Minimum Death Benefit, or would be equal to it once we apply your premium payment. We may choose to accept your premium payment in this situation, but before we do so, we may require satisfactory evidence of the insurability of the Insured.

TRANSFER SERVICES

You may only participate in one transfer service at any time.

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Dollar Cost Averaging

Our dollar cost averaging service allows you to make scheduled transfers of $50 or more between Variable Investment Options without paying a transfer fee. Here is how the service works:

• You can set up this service at any time while your Policy is In Force.

• You need to complete a request form to enroll in the service. You may enroll by telephone or electronically if we have your completed telephone and electronic authorization on file.

• You must have at least $5,000 in a Variable Investment Option to start the service.

• We will automatically transfer Accumulated Value from one Variable Investment Option to one or more of the other Variable Investment Options you have selected.

• We will process transfers as of the end of the Business Day on your Policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you have chosen. We will not make the first transfer until after the Free Look Transfer Date in states that require us to return your premiums if you exercise your Free Look Right.

• We will not charge you for the dollar cost averaging service or for transfers made under this service, even if we decide to charge you in the future for transfers outside of the service, except if we have to by law.

• We have the right to discontinue, modify or suspend the service at any time.

• We will keep making transfers at the intervals you have chosen until one of the following happens:

• the total amount you have asked us to transfer has been transferred

• there is no more Accumulated Value in the Investment Option you are transferring from

• your Policy enters the Grace Period and is in danger of lapsing

• we receive your Written Request to cancel the service

• we discontinue the service.

Portfolio Rebalancing

The portfolio rebalancing service automatically transfers your Policy’s Accumulated Value among the Variable Investment Options according to your original percentage allocations. Here is how the service works:

• You can set up this service at any time while your Policy is In Force.

• You enroll in the service by completing a request form to enroll in the service.

• Unless you choose a different start date, your first rebalancing will take place at the end of the Business Day we receive your request. Subsequent rebalancing will take place at the end of the Business Day on your Policy’s quarterly, semi-annual or annual anniversary, depending on the interval you chose.

• You must be invested in two or more Variable Investment Options in order to elect portfolio rebalancing. The available Fixed Options are not included in portfolio rebalancing.

• We will not make the first transfer until after the Free Look Transfer Date, if your Policy was issued in a state that requires us to return your premiums if you exercise your Free Look Right.

• If you cancel this service, you must wait 30 days to begin it again.

• We do not charge for the portfolio rebalancing service, and we do not currently charge for transfers made under this service.

• We can discontinue, suspend or change the service at any time.

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First Year Transfer

Our first year transfer service allows you to make transfers from the Fixed Account to the Variable Investment Options or the Fixed LT Account during the first 12 Policy months from the date your initial premium is applied to your Policy. Here is how the service works:

• You enroll in the service when you apply for your Policy using the New Business Variable Life Optional Services form.

• You choose amounts to be transferred for 12 months from the payment date.

• Transfers under the first year transfer service take place on your Policy’s Monthly Payment Date, starting on the first Monthly Payment Date following the Free Look Transfer Date.

• If you sign up for this service, we will waive the usual transfer limit for the Fixed Account during the first 12 Policy months from the date your initial premium is applied to your Policy.

• If program ends during the second Policy Year, we will not count it toward the usual one transfer per year for the Fixed Account.

• If the Accumulated Value in the Fixed Account is less than the amount to be transferred, we will transfer the balance and then cancel the service.

• If there is Accumulated Value remaining in the Fixed Account at the end of the service, the transfer limitations for the Fixed Account will apply.

• We do not charge for the first year transfer service, and we do not currently charge for transfers made under this service.

Fixed Option Interest Sweep

The Fixed Option interest sweep service allows you to make scheduled transfers of the accumulated interest earnings from your available Fixed Options to the Variable Investment Options. Here is how the service works:

• You can set up this service at any time while your Policy is In Force.

• You enroll in the service by sending us a Written Request.

• You may enroll by telephone or electronically if we have your completed telephone and electronic authorization on file.

• If you cancel this service, you must wait 30 days to begin it again.

• We do not charge for the Fixed Option interest sweep service, and we do not currently charge for transfers made under this service.

• We can discontinue, suspend or change the service at any time.

• Interest earnings transferred from any available Fixed Options to the Variable Investment Options are excluded from the transfer limitations.

WITHDRAWAL FEATURES

Automated Income Option

Our automated income option (“AIO”) program allows you to make scheduled withdrawals or loans. Here is how the program works:

• You can set up the income stream from your Policy on either a monthly or annual basis. Each scheduled income payment must be at least $500 if you choose to receive monthly payments, or $1,000 if you choose annual payments.

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• You may choose to receive either a fixed amount of income or an amount based on a fixed duration. Depending upon your objectives, you may wish to reduce your Face Amount or change your Policy’s Death Benefit Option in order to maximize your income.

• You can choose the scheduled income payment date. You may elect to have your income payments sent either by check or by electronic deposit to a bank account. The effective date of the withdrawal or loan will be the Business Day before any income payment date.

• If the scheduled income payment date falls on a weekend or holiday, the actual income payment date will be the Business Day before the scheduled income payment date.

• The withdrawal or loan will be taken from your Policy’s Investment Options in proportion to the Accumulated Value in each Investment Option.

Upon our receipt of your AIO request form, we will run a hypothetical Illustration to determine if your request can be fulfilled, or if any adjustments will be necessary. We use the Illustration to test your Policy for the minimum Net Cash Surrender Value requirement. Your Policy must continue to have an illustrated Net Cash Surrender Value at the maturity date sufficient to meet the minimum Accumulated Value required to allow for payment of Policy charges, including Policy loan interest.

Illustrations generally will be run at an annual gross earnings rate chosen by you, not to exceed 12%. No earnings rate used is a guarantee or indication of actual earnings.

We will complete an AIO agreement form, and send it and the Illustration to your life insurance producer for delivery to you. The AIO agreement form will confirm your income payment amount, frequency and duration, and will also confirm your Policy’s cost basis and other information about your elections under the AIO program.

Unless you request otherwise, distributions under the AIO program will be taken first as withdrawals if not taxable, then they will be taken as loans.

Payments under the AIO program will begin as scheduled once we receive your signed AIO agreement form. We will send you a letter confirming the date and amount of the first income payment.

The income payments will usually remain constant during each income period, unless there is insufficient Net Cash Surrender Value to make a payment. The duration of each income period is one year, except that the first income period may differ depending on the following:

• If the AIO program start date is six months or more from your next Policy Anniversary, the income period will end on the next Policy Anniversary. In this case, the first income period will last at least six months, but not more than one year.

• If the AIO program start date is less than six months from your next Policy Anniversary, the income period will extend to the following Policy Anniversary. In this case, the first income period will last at least one year, but no more than 18 months.

After the first income period, and each year you remain in the AIO program, we will run an Illustration after each Policy Anniversary. The Illustration will generally be run at a rate chosen by you, not to exceed a gross annual rate of 12%. Your Policy must continue to have an illustrated Net Cash Surrender Value at the maturity date sufficient to meet the minimum Accumulated Value required to allow for payment of Policy charges, including Policy loan interest. There is no charge for Illustrations we run in connection with the AIO program. They do not count toward your one free Illustration per year.

We will send you a letter and the Illustration to notify you of any changes in your income payment amount or duration. The new income payment amount will be effective on the income payment date following the previous income period.

Over time, your Policy’s actual performance, and perhaps your use of the Policy’s options are likely to vary from the assumptions used in the Illustrations. Changes in your Policy’s Investment Option allocations can impact your future values and income you receive. Your Policy may also be susceptible to lapse.

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You are responsible to monitor your Policy’s Accumulated Value to ensure your Policy is not in danger of lapsing. You may need to make additional premium payments or loan repayments to prevent your Policy from lapsing. You will not receive a notice to remind you of your scheduled premium payments while you are in the AIO program.

MORE ON POLICY CHARGES

Underwriting Methods and Nonstandard Ratings

We normally use the medical or paramedical method to assign underwriting or insurance Risk Classes, which may require a medical examination. We offer two additional forms of underwriting for executive and employee groups that meet specified multilife guidelines.

Guaranteed issue may be available where an employer-employee relationship exists and where at least 10 lives will be insured. To be eligible, prospective Insureds must be employed in an occupation or industry we consider an acceptable risk, must be full time employees or executives, and must be actively at work on a continuous basis during the 3-month period preceding application for insurance. Maximum Age for an Insured at Policy issue is usually 70. Cost of insurance rates distinguish between executive only groups and all-employee groups, instead of on individual underwriting information.

Simplified issue may be offered where the group does not qualify for guaranteed issue. Simplified issue is a process of limited underwriting using a short form application that includes health and avocation questions to be completed by each prospective Insured. We may request additional information, including an attending physician’s statement, but will not require a physical examination. Simplified issue is available to executives only, under similar criteria as guaranteed issue, except for lower participation levels and generally higher death benefits permitted per life. Cost of insurance rates are based on both individual underwriting information and executive class experience.

The current cost of insurance rates are generally higher for Policies issued under the guaranteed issue or simplified issue underwriting methods than for Policies issued under the fully underwritten medical or paramedical underwriting method. Guaranteed cost of insurance charges are not affected.

The guaranteed rates include the insurance risks associated with insuring one person. They are calculated using 2017 Commissioners Standard Ordinary Mortality Tables (gender blended tables are used for unisex cost of insurance rates). The rates are also based on the Age and gender of the Insured unless unisex rates are required.

If we determine from the application for insurance, or any later evidence of insurability, that the Insured presents a risk not accounted for by our standard Risk Classes, typically due to medical history, profession or hobby, we may still issue a Coverage Layer with higher or additional charges, referred to as a nonstandard rating. Most insurance companies have a similar process. The Policy charges may be increased by a nonstandard table factor. In certain cases, there may be an additional flat-rate charge for a period specified at the time the Coverage Layer is issued. If we determine that a nonstandard rating applies to your Coverage Layer, you will be notified of the applicable charges, inclusive of any additional rate or charge, at the time the Coverage Layer is issued.

Changes in Face Amount

Net Premiums you pay are allocated to the Accumulated Value in your base Policy and any charges, withdrawals and distributions are subtracted from that Accumulated Value.

Instead, to determine the cost of insurance charge on each Coverage Layer, as described in the prospectus under YOUR POLICY’S ACCUMULATED VALUE, we discount the total Death Benefit for all Coverage Layers that would have been payable at the beginning of the Policy month and subtract the Accumulated Value in the base Policy at the beginning of the month before the monthly charge is due to determine the total Net Amount At Risk for all Coverage Layers. We then prorate the Net Amount At Risk for each Coverage Layer in the same proportion that the Face Amount of each Coverage Layer bears to the Total Face Amount for all Coverage Layers. The Net Amount At Risk for each Coverage Layer is multiplied by the current cost of insurance rate for that Coverage Layer.

If you elect Death Benefit Option C, your Death Benefit on the base Policy is your base Policy’s Face Amount plus any premium payments you make and less any withdrawals and distributions, subject to a maximum Death Benefit disclosed in your Policy Specifications. If you elect Death Benefit Option C and your Policy’s Death Benefit equals the maximum Death Benefit as shown in your Policy Specifications, the Death Benefit provided by each Coverage

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Layer will be reduced proportionately for purposes of calculating the Net Amount At Risk. Unless you tell us which Coverage Layer(s) to reduce.

MORE ON VARIABLE LIFE INSURANCE AND YOUR TAXES

This discussion about taxes is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). It is based on the Internal Revenue Code (the Tax Code) and does not cover any state or local tax laws. This is not a complete discussion of all federal income tax questions that may arise under the Policy. There are special rules that we do not include here that may apply in certain situations.

We do not make any guarantees about the tax status of your Policy, and you should not consider the discussion that follows to be tax advice. Speak to a qualified tax advisor for complete information about federal, state and local taxes that may apply to you.

We do not know whether the current treatment of life insurance policies under current federal income tax or estate or gift tax laws will continue. We also do not know whether the current interpretations of the laws by the IRS or the courts will remain the same. Future legislation may adversely change the tax treatment of life insurance policies, other tax consequences described in this discussion and in the Policy prospectus section VARIABLE LIFE INSURANCE AND YOUR TAXES or tax consequences that relate directly or indirectly to life insurance policies.

Mortality and Expense Charges

The Tax Code and tax regulations impose limitations on unreasonable mortality and expense charges for purposes of determining whether a policy qualifies as life insurance for federal tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid.

The Treasury Department has issued proposed regulations about reasonable standards for mortality charges. While we believe that our mortality costs and other expenses used in calculating whether the Policy qualifies as life insurance are reasonable under current laws, we cannot be sure that the IRS agrees with us. We can change our mortality charges if we believe the changes are needed to ensure that your Policy qualifies as a life insurance Policy.

Investor Control

For a variable life insurance policy to qualify for tax deferral, assets in the separate accounts supporting the Policy must be considered to be owned by the insurance company and not by the policy owner. Under current U.S. tax law, if a policy owner has excessive control over the investments made by a separate account, or the underlying fund, the policy owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of “investor control” the policy owner would not derive the tax benefits normally associated with variable life insurance.

The application of the investor control doctrine is subject to some uncertainty. Generally, according to the IRS, there are two ways that impermissible investor control may exist. The first relates to the design of the Policy or the relationship between the Policy and a separate account or underlying fund. For example, at various times, the IRS has focused on, among other factors, the number and type of investment choices available pursuant to a given Policy, whether the Policy offers access to funds that are available to the general public, the number of transfers that a policy owner may make from one investment option to another, and the degree to which a policy owner may select or control particular investments.

With respect to this first aspect of investor control, we believe that the design of our Policies and the relationship between our Policies and the portfolios satisfy the current view of the IRS on this subject, such that the investor control doctrine should not apply. However, because of some uncertainty with respect to this subject and because the IRS may issue further guidance on this subject, we reserve the right to make such changes as we deem necessary or appropriate to reduce the risk that your Policy might not qualify as a life insurance policy for tax purposes.

The second way that impermissible investor control might exist concerns your actions. Under case law and IRS guidance, you may not select or control particular investments, other than choosing among broad investment choices such as selecting a particular portfolio. You may not select or direct the purchase or sale of a particular investment

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of a portfolio. All investment decisions concerning the portfolios must be made by the portfolio manager for such portfolio in his or her sole and absolute discretion, and not by the policy owner.

Furthermore, you may not communicate directly or indirectly with such a portfolio manager or any related investment officers concerning the selection, quality, or rate of return of any specific investment or group of investments held by a portfolio.

Finally, the IRS may issue additional guidance on the investor control doctrine, which might further restrict your actions or features of the Policy. Such guidance could be applied retroactively. If any of the rules outlined above are not complied with, the IRS may seek to tax you currently on income and gains from a portfolio such that you would not derive the tax benefits normally associated with variable life insurance. Although highly unlikely, such an event may have an adverse impact on the Fund and other Policies. We urge you to consult your own tax advisor with respect to the application of the investor control doctrine.

Comparison to Taxable Investments

With respect to taxable investments, current tax law generally provides for a maximum tax rate for individual taxpayers, or entities taxed at the individual level, of 20% on long-term capital gains and on certain “qualifying dividends” on corporate stock. The long-term capital gains rate does not apply to corporations. Corporations pay tax based upon the corporate tax rate, which, depending upon income, may be higher than the long-term capital tax rate for individuals. An individual taxpayer will also have to satisfy a more than 60-day holding period with respect to any distributions of qualifying dividends in order to obtain the benefit of the lower tax rate. Earnings from non-qualifying dividends, interest income, other types of ordinary income and short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.

These rules mean that for policyholders who are individuals the tax-related advantage of life insurance compared to certain taxable investments is reduced because the tax burden applicable to long-term capital gains and from certain “qualifying dividends” on corporate stock may be less than the individual’s ordinary income tax rate which is applied to taxable distributions from a life insurance Policy.

MORE ON PACIFIC LIFE AND THE POLICIES

How We Are Organized

Pacific Life was established on January 2, 1868 under the name, Pacific Mutual Life Insurance Company of California. It was reincorporated as Pacific Mutual Life Insurance Company on July 22, 1936. On September 1, 1997, Pacific Life converted from a mutual life insurance company to a stock life insurance company. Pacific Life redomesticated to Nebraska on September 1, 2005. Pacific Life is a subsidiary of Pacific LifeCorp, a holding company, which in turn is a subsidiary of Pacific Mutual Holding Company, a mutual holding company.

Under their charters, Pacific Mutual Holding Company must always hold at least 51% of the outstanding voting stock of Pacific LifeCorp. Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. Owners of Pacific Life’s annuity contracts and life insurance policies have certain membership interests in Pacific Mutual Holding Company. They have the right to vote on the election of the Board of Directors of the mutual holding company and on other matters. They also have certain rights if the mutual holding company is liquidated or dissolved.

Distribution Arrangements

Pacific Select Distributors, LLC (PSD), our subsidiary, acts as the distributor of the Policies. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. PSD is registered as a broker-dealer with the SEC and is a member of FINRA. We pay PSD for acting as distributor under a distribution agreement. We and PSD enter into selling agreements with broker-dealers whose registered representatives are authorized by state insurance departments to sell the Policies. Because this Policy was not offered before 2019, PSD was not paid any underwriting commissions with regard to this Policy.

PSD or an affiliate pays various sales compensation to broker-dealers that solicit applications for the Policies. PSD or an affiliate also may provide reimbursement for other expenses associated with the promotion and solicitation of

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applications for the Policies. Commissions are based on “target” premiums we determine. The commissions we pay vary with the agreement, but the most common schedule of commissions we pay is:

• 100% of premiums paid up to the first target premium

• 2% of premiums paid thereafter.

A target premium is a hypothetical premium that is used only to calculate commissions. It varies with the Death Benefit Option you choose, the Age of the Insured on the Policy Date, and the sex (unless unisex rates are required) and Risk Class of the Insured. A Policy’s target premium will usually be less than, but generally does not exceed 120% of, the Policy's guideline level premiums. Before you buy a Policy, you can ask us or your life insurance producer for a personalized Illustration that shows you the guideline single premium and guideline level premiums.

Your life insurance producer typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the Policy, depending on the agreement between your life insurance producer and his or her firm. Pacific Life is not involved in determining that compensation arrangement, which may present its own incentives or conflicts. You may ask your life insurance producer how he/she will personally be compensated for the transaction.

PSD or an affiliate may pay broker-dealers an annual renewal commission of up to 0.20% of a Policy’s Accumulated Value less any Policy Debt, or starting on the 7th Policy Anniversary, an annual target premium renewal commission of up to 2%. We calculate the renewal amount monthly and it becomes payable on each Policy Anniversary.

In addition to the commissions described above, we and/or an affiliate may pay additional cash compensation from their own resources in connection with the promotion and solicitation of applications for the Policies by some, but not all, broker-dealers. The range of additional cash compensation based on premium payments usually ranges from 0% to 45% of premiums paid up to the first target premium, but generally does not exceed 1.50% of commissions paid on premium thereafter. Such additional compensation may give Pacific Life greater access to life insurance producers of the broker-dealers that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your life insurance producer may serve you better, this additional compensation also may afford Pacific Life a “preferred” status at the recipient broker-dealer and provide some other marketing benefit such as website placement, access to life insurance producer lists, extra marketing assistance, or other heightened visibility and access to the broker-dealer’s sales force that otherwise influences the way that the broker-dealer and the life insurance producer market the Policies.

As of March 15, 2019, the following firms have arrangements in effect with PSD pursuant to which the firms are entitled to receive a revenue sharing payment: AIG, AXA advisors LLC, Benefit Funding, Cambridge Inv Research Inc, Capital Investment Group, Cetera Advisors LLC, Cetera Advisors Networks LLC, Cetera Financial Specialists LLC, Cetera Investment Services LLC, Commonwealth Financial Network Equity, FAS CORP, First Allied Sec Inc, First Tennessee Bank, FSC Securities Corp, First Heartland Capital Corporation, Futurity First Insurance, Independent Financial Group, Investacorp , Kestra Investment Services LLC, Linsco Private Ledger Corp, Lion Street Financial LLC, M Holdings Securities, PensionMark Securities LLC, P J Robb Variable Corp, ProEquities, PRUCO Securities, Royal Alliance, Sagepoint Financial Inc, Saybrus Equity Svcs Inc, Securian Financial Services, Summit Brokerage Inc, The Huntington Investment Company, The Leaders Group, Transamerica Financial, United Planners, and Woodbury Financial Services.

We or our affiliates may also pay other override payments, expense allowances and reimbursements, bonuses, wholesaler fees, and training and marketing allowances. Such payments may offset the broker-dealer’s expenses in connection with activities that it is required to perform, such as educating personnel and maintaining records. Life insurance producers may also receive non-cash compensation such as expense-paid educational or training seminars involving travel within and outside the U.S. or promotional merchandise.

All of the compensation described in this section, and other compensation or benefits provided by us or our affiliates, may be more or less than the overall compensation on similar or other products and may influence your life insurance producer or broker-dealer to present this Policy over other investment options. You may ask your life insurance producer about these differing and divergent interests and how he/she and his/her broker-dealer are compensated for selling the Policy.

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Portfolio managers of the underlying portfolios of Pacific Select Fund available under this Policy may from time to time bear all or a portion of the expenses of conferences or meetings sponsored by Pacific Life or PSD that are attended by, among others, life insurance producers of PSD, who would receive information and/or training regarding the Fund’s portfolios and their management by the portfolio managers in addition to information respecting the variable annuity and/or life insurance products issued by Pacific Life and its affiliates. Other persons may also attend all or a portion of any such conferences or meetings, including directors, officers and employees of Pacific Life, officers and trustees of Pacific Select Fund, and spouses/guests of the foregoing. The Pacific Select Fund’s Board of Trustees may hold meetings concurrently with such a conference or meeting. The Pacific Select Fund pays for the expenses of the meetings of its Board of Trustees, including the pro rata share of expenses for attendance by the Trustees at the concurrent conferences or meetings sponsored by Pacific Life or PSD. Additional expenses and promotional items may be paid for by Pacific Life and/or portfolio managers. PSD serves as the Pacific Select Fund’s distributor.

The Separate Account

The Separate Account was established on May 12, 1988 under California law under the authority of our Board of Directors, and is now governed by the laws of the State of Nebraska as a result of Pacific Life’s redomestication to Nebraska on September 1, 2005. It is registered with the SEC as a type of investment company called a unit investment trust. The SEC does not oversee the administration or investment practices or policies of the Separate Account.

The Separate Account is not the only investor in the Funds. Investments in the Funds by other separate accounts for variable annuity contracts and variable life insurance contracts could cause conflicts. For more information, please see the Statement of Additional Information for the Funds.

Pursuant to Commodity Futures Trading Commission Rule 4.5, Pacific Life has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act. Therefore, it is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

Performance

Performance information may appear in advertisements, sales literature, or reports to Policy Owners or prospective buyers.

Information about performance of any Variable Account of the Separate Account reflects only the performance of a hypothetical Policy. The calculations are based on allocating the hypothetical Policy’s Accumulated Value to the Variable Account during a particular time period.

Performance information is no guarantee of how a portfolio or Variable Account will perform in the future. You should keep in mind the investment objectives and policies, characteristics and quality of the portfolio of the Fund in which the Variable Account invests, and the market conditions during the period of time that’s shown.

We may show performance information in any way that’s allowed under the law that applies to it. This may include presenting a change in Accumulated Value due to the performance of one or more Variable Accounts, or as a change in a Policy Owner’s Death Benefit.

We may show performance as a change in Accumulated Value over time or in terms of the average annual compounded rate of return on Accumulated Value. This would be based on allocating premium payments for a hypothetical Policy to a particular Variable Account over certain periods of time, including one year, or from the day the Variable Account started operating. If a portfolio has existed for longer than its corresponding Variable Account, we may also show the hypothetical returns that the Variable Account would have achieved had it invested in the portfolio from the day the portfolio started operating.

Performance may reflect the deduction of all Policy charges including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The different Death Benefit Options will result in different expenses for the cost of insurance, and the varying expenses will result in different Accumulated Values.

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Performance may also reflect the deduction of the surrender charge, if it applies, by assuming the hypothetical Policy is surrendered at the end of the particular period. At the same time, we may give other performance figures that do not assume the Policy is surrendered and do not reflect any deduction of the surrender charge.

We may also show performance of the underlying portfolios based on the change in value of a hypothetical investment over time or in terms of the average annual compounded return over time. Performance of the portfolios will not reflect the deduction of Policy charges. If Policy charges were reflected, the performance would be lower.

In our advertisements, sales literature and reports to Policy Owners, we may compare performance information for a Variable Account to:

• other variable life separate accounts, mutual funds, or investment products tracked by research firms, rating services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria

• the Consumer Price Index, to assess the real rate of return from buying a Policy by taking inflation into consideration

• various indices that are unmanaged.

Reports and promotional literature may also contain our rating or a rating of our claims paying ability. These ratings are set by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

Yields

The yield or total return of any Variable Account or portfolio does not reflect the deduction of Policy charges.

Fidelity® VIP Government Money Market Variable Account

The “yield” (also called “current yield”) of the Fidelity® VIP Government Money Market Variable Account is computed in accordance with a standard method prescribed by the SEC. The net change in the Variable Account’s unit value during a seven-day period is divided by the unit value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is “annualized” by multiplying it by the fraction 365/7; that is, the base rate of return is assumed to be generated each week over a 365-day period and is shown as a percentage of the investment. The “effective yield” of the Fidelity® VIP Government Money Market Variable Account is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The formula for effective yield is: [(Base Period Return + 1) (To the power of 365/7)] – 1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Fidelity® VIP Government Money Market portfolio are not included in the yield calculation.

Other Variable Accounts

“Yield” of the other Variable Accounts is computed in accordance with a different standard method prescribed by the SEC. For each Variable Account, the net investment income (investment income less expenses) per accumulation unit earned during a specified one month or 30-day period is divided by the unit value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semiannual compounding:

YIELD = 2[(	a – b	+ 1) [6] – 1]
cd

where:

a =net investment income earned during the period by the underlying portfolio of the Variable Account,

b =expenses accrued for the period (net of reimbursements),

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c =the average daily number of accumulation units outstanding during the period that were entitled to receive dividends, and

d =the unit value of the accumulation units on the last day of the period.

The Variable Accounts’ yields will vary from time to time depending upon market conditions, the composition of each portfolio and operating expenses of the Fund allocated to each portfolio. Consequently, any given performance quotation should not be considered representative of the Variable Account’s performance in the future. Yield should also be considered relative to changes in unit values and to the relative risks associated with the investment policies and objectives of the various portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a Variable Account with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

Fidelity® VIP Government Money Market portfolio

Current yield for the Fidelity® VIP Government Money Market portfolio will be based on the change in the value of a hypothetical investment (exclusive of capital charges) over a particular 7-day period, less a pro-rata share of portfolio expenses accrued over that period (the “base period”), and stated as a percentage of the investment at the start of the base period (the “base period return”). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. “Effective yield” for the Fidelity® VIP Government Money Market portfolio assumes that all dividends received during an annual period have been reinvested. Calculation of “effective yield” begins with the same “base period return” used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield: [(Base Period Return + 1)(To the power of 365/7)] – 1.

Other portfolios

Quotations of yield for the remaining portfolios will be based on all investment income per share earned during a particular 30-day period (including dividends and interest), less expenses accrued during the period (“net investment income”), and are computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:

YIELD = 2[(	a – b	+ 1)[6] – 1]
cd

where:

a =dividends and interest earned during the period,

b =expenses accrued for the period (net of reimbursements),

c =the average daily number of shares outstanding during the period that were entitled to receive dividends, and

d =the maximum offering price per share on the last day of the period.

Quotations of average annual total return for a portfolio will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the portfolio over certain periods that will include a period of one year (or, if less, up to the life of the portfolio), calculated pursuant to the following formula: P (1 + T)n = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return for the period, n = the number of periods, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Quotations of total return may also be shown for other periods. All total return figures reflect the deduction of a proportional share of portfolio expenses on an annual basis, and assume that all dividends and distributions are reinvested when paid.

Financial Statements

The financial statements of Pacific Select Exec Separate Account of Pacific Life as of December 31, 2018 and for each of the periods presented are included in this SAI. Pacific Life’s consolidated financial statements as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 are included in

11

this SAI. These financial statements should be considered only as bearing on the ability of Pacific Life to meet its obligations under the Policies and not as a bearing on the investment performance of the assets held in the Separate Account.

Independent Registered Public Accounting Firm and Independent Auditors

The financial statements of Pacific Select Exec Separate Account of Pacific Life Insurance Company as of December 31, 2018 and for each of the periods presented have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Pacific Life Insurance Company and Subsidiaries as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The business address of Deloitte & Touche LLP is 695 Town Center Drive, Costa Mesa, CA 92626.

12

Form No. [ ]

TABLE OF CONTENTS

PACIFIC SELECT EXEC SEPARATE ACCOUNT

Investments	SA-1
Financial Statements:
Statements of Assets and Liabilities	SA-3
Statements of Operations	SA-9
Statements of Changes in Net Assets	SA-15
Financial Highlights	SA-32
Notes to Financial Statements	SA-42
Report of Independent Registered Public Accounting Firm	SA-46

PACIFIC SELECT EXEC SEPARATE ACCOUNT

INVESTMENTS

DECEMBER 31, 2018

    Each variable account invests in shares of the corresponding portfolio or fund (with the same name). The shares owned and value of investments as of December 31, 2018; and the cost of purchases and proceeds from sales of investments for the year or period ended December 31, 2018, were as follows:

			Cost of	Proceeds
Variable Accounts	Shares Owned	Value	Purchases	from Sales
Core Income *	168,351	$1,761,576	$654,396	$426,104
Diversified Bond *	8,003,545	78,141,456	25,725,796	14,304,347
Floating Rate Income *	887,073	10,330,386	7,339,968	705,959
Floating Rate Loan *	3,238,623	22,570,637	9,069,832	3,758,567
High Yield Bond *	8,446,262	65,738,686	11,714,456	32,080,552
Inflation Managed *	6,628,372	68,429,720	3,819,899	11,880,475
Inflation Strategy *	163,102	1,636,982	199,900	417,409
Managed Bond *	19,385,204	246,210,744	13,517,267	29,284,413
Short Duration Bond *	8,050,554	80,079,799	15,887,251	7,959,806
Emerging Markets Debt *	808,528	9,413,389	8,056,387	5,176,400
Comstock *	3,810,076	52,802,113	3,492,725	5,476,359
Developing Growth *	1,287,727	20,633,722	4,283	2,682,585
Dividend Growth *	3,530,006	69,839,134	2,975,811	7,710,427
Equity Index *	10,919,986	654,284,984	18,060,670	59,956,617
Focused Growth *	1,124,185	31,582,446	3,663,522	5,575,489
Growth *	7,617,634	220,426,285	4,853,796	20,362,991
Large-Cap Growth *	5,008,896	56,041,985	5,806,141	8,685,893
Large-Cap Value *	5,285,864	106,002,981	5,494,665	11,232,959
Main Street® Core *	5,156,006	184,071,088	16,334,922	21,410,946
Mid-Cap Equity *	5,846,396	111,402,168	15,154,044	11,144,686
Mid-Cap Growth *	4,646,201	61,403,121	4,858,153	6,115,596
Mid-Cap Value *	683,984	10,764,636	1,583,017	2,197,354
Small-Cap Equity *	1,107,489	20,244,626	2,227,524	15,384,635
Small-Cap Index *	9,344,249	193,806,014	24,040,648	40,786,355
Small-Cap Value *	3,223,372	57,779,491	4,786,034	9,578,631
Value Advantage *	173,639	2,671,882	606,771	233,268
Emerging Markets *	8,645,617	141,595,246	15,930,933	16,288,904
International Large-Cap *	19,961,878	169,005,226	17,936,541	11,127,779
International Small-Cap *	3,989,529	35,744,945	13,959,336	3,018,607
International Value *	10,647,226	116,570,487	6,734,144	9,045,696
Health Sciences *	1,811,511	69,841,575	6,814,286	9,092,605
Real Estate *	3,290,903	73,765,224	7,992,012	15,465,733
Technology *	3,314,984	23,978,160	8,193,115	7,110,527
Currency Strategies *	101,971	1,175,416	483,595	144,079
Diversified Alternatives *	29,054	308,174	221,179	45,136
Equity Long/Short *	215,061	2,685,997	1,964,234	9,642,740
Global Absolute Return *	293,385	3,182,194	859,022	2,730,739
Pacific Dynamix - Conservative Growth *	609,259	9,164,288	1,697,337	1,782,652
Pacific Dynamix - Moderate Growth *	2,596,143	48,018,440	12,171,512	4,417,827
Pacific Dynamix - Growth *	3,098,124	62,780,661	15,582,222	5,197,477
Portfolio Optimization Conservative *	1,008,942	12,491,575	1,218,309	3,289,946
Portfolio Optimization Moderate-Conservative *	3,633,632	47,967,047	2,579,221	5,890,357
Portfolio Optimization Moderate *	15,863,296	220,291,658	6,928,977	19,270,576
Portfolio Optimization Growth *	20,909,751	304,762,943	7,907,820	17,465,603
Portfolio Optimization Aggressive-Growth *	9,434,095	140,003,007	6,417,086	9,771,922
PSF DFA Balanced Allocation *	306,888	3,438,648	2,406,430	471,282
Invesco V.I. International Growth Series II	817,467	26,575,860	4,618,501	4,360,286
American Century VP Mid Cap Value Class II	1,539,019	28,194,827	13,437,532	4,736,476
American Funds IS Asset Allocation Class 4	2,462,976	51,697,873	11,677,241	4,990,030
American Funds IS Growth Class 4	1,068,549	73,345,195	11,961,733	6,489,508
American Funds IS Growth-Income Class 4	1,830,597	81,406,637	12,639,006	7,614,312
BlackRock® Basic Value V.I. Class III	1,419,447	17,445,009	3,080,260	2,395,471
BlackRock Global Allocation V.I. Class III	4,498,306	58,253,063	11,036,627	6,483,020
BlackRock iShares® Dynamic Allocation V.I. Class I	83,182	858,434	535,539	306,055

See Notes to Financial Statements	See explanation of symbol on page SA-2

			Cost of	Proceeds
Variable Accounts	Shares Owned	Value	Purchases	from Sales
Dreyfus VIF Appreciation Service Shares	15,789	$560,348	$302,094	$88,007
Fidelity® VIP Contrafund® Service Class 2	1,663,097	52,071,564	9,530,953	7,553,398
Fidelity VIP Freedom 2010 PortfolioSM Service Class 2	107,668	1,317,856	221,371	229,604
Fidelity VIP Freedom 2015 PortfolioSM Service Class 2	172,200	2,100,838	314,858	1,356,064
Fidelity VIP Freedom 2020 PortfolioSM Service Class 2	552,368	6,904,603	1,453,805	1,992,124
Fidelity VIP Freedom 2025 PortfolioSM Service Class 2	688,829	9,030,547	1,955,639	2,024,545
Fidelity VIP Freedom 2030 PortfolioSM Service Class 2	752,691	9,717,240	3,081,546	3,588,854
Fidelity VIP Freedom 2035 PortfolioSM Service Class 2	374,476	7,467,043	2,056,153	840,617
Fidelity VIP Freedom 2045 PortfolioSM Service Class 2	352,873	6,634,007	1,851,317	670,823
Fidelity VIP Freedom Income PortfolioSM Service Class 2	124,031	1,368,063	200,071	179,689
Fidelity VIP Government Money Market Service Class	186,755,074	186,755,074	135,016,426	91,812,193
Fidelity VIP Growth Service Class 2	151,038	9,350,785	3,094,965	3,596,122
Fidelity VIP Mid Cap Service Class 2	927,411	27,098,960	5,544,344	10,520,098
Fidelity VIP Value Strategies Service Class 2	373,712	4,189,315	822,315	2,203,718
Templeton Foreign VIP Class 2	1,543,545	19,664,762	2,859,809	4,825,493
Templeton Global Bond VIP Class 2 *	2,462,849	41,449,746	11,904,966	3,521,367
Janus Henderson Enterprise Service Shares	362,576	22,838,663	8,034,180	2,558,290
Janus Henderson Overseas Service Shares	535,999	13,743,024	2,093,858	15,195,555
Lazard Retirement Global Dynamic Multi-Asset Service Class	125,094	1,452,339	578,985	281,543
Lazard Retirement International Equity Service Class	38,951	334,976	399,607	3,780
Lazard Retirement US Equity Select Service Class	122,159	1,348,632	591,731	295,945
ClearBridge Variable Aggressive Growth - Class II	783,021	17,798,064	2,964,018	5,016,792
ClearBridge Variable Mid Cap - Class II	527,351	9,054,610	1,249,463	4,583,996
Western Asset Variable Global High Yield Bond - Class II	61,873	423,830	46,275	441,689
Lord Abbett Bond Debenture Class VC	1,203,201	13,331,466	7,415,251	3,062,318
Lord Abbett Developing Growth Class VC	697,364	17,413,181	13,388,644	5,901,964
Lord Abbett Fundamental Equity Class VC	391,024	5,525,168	1,445,041	747,136
Lord Abbett Total Return Class VC	2,860,779	45,658,034	7,894,580	5,921,788
I (Invests in M International Equity)	4,814,094	51,029,399	5,214,329	16,133,631
II (Invests in M Large Cap Growth)	2,061,624	47,108,102	10,984,791	6,216,173
III (Invests in M Capital Appreciation)	2,385,365	50,426,624	14,006,708	8,683,858
V (Invests in M Large Cap Value)	2,303,464	25,476,312	4,775,505	3,568,719
MFS® New Discovery Series - Service Class	869,510	13,833,908	11,745,806	18,417,498
MFS Utilities Series - Service Class	388,012	11,198,031	2,244,656	2,654,952
MFS Value Series - Service Class	919,801	15,599,818	5,722,107	4,374,499
Neuberger Berman Sustainable Equity Class I	26,081	592,049	306,985	98,428
Oppenheimer Global Fund/VA Service Shares	266,215	9,991,058	5,213,870	2,985,645
Oppenheimer Main Street Small Cap Fund® VA Non-Service Shares	23,176	471,863	579,470	11,904
PIMCO Global Multi-Asset Managed Allocation - Advisor Class	542,240	5,959,222	1,230,887	1,272,703
PIMCO Income - Administrative Class	28,929	299,994	355,408	51,540
Royce Micro-Cap Service Class	237,179	2,087,176	689,088	338,013
State Street Total Return V.I.S. Class 3	77,259	1,082,397	432,905	631,305
T. Rowe Price Blue Chip Growth - II	3,798,141	112,652,867	17,819,026	7,717,720
T. Rowe Price Equity Income - II	2,666,399	62,047,094	11,035,693	3,448,514
VanEck VIP Global Hard Assets Initial Class *	1,236,624	21,047,339	4,219,202	7,946,357

* The variable account did not receive any dividend or capital gain distributions from its underlying portfolio/fund during the reporting period.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2018

	Variable Accounts
	Core	Diversified	Floating	Floating	High Yield	Inflation
	Income	Bond	Rate Income	Rate Loan	Bond	Managed
ASSETS
Investments in mutual funds, at value	$1,761,576	$78,141,456	$10,330,386	$22,570,637	$65,738,686	$68,429,720
Receivables:
Due from Pacific Life Insurance Company	1,139	—	105	9,796	—	—
Investments sold	—	308,250	—	—	50,791	39,571
Total Assets	1,762,715	78,449,706	10,330,491	22,580,433	65,789,477	68,469,291
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	308,276	—	—	50,690	39,644
Investments purchased	1,138	—	103	9,800	—	—
Total Liabilities	1,138	308,276	103	9,800	50,690	39,644
NET ASSETS	$1,761,577	$78,141,430	$10,330,388	$22,570,633	$65,738,787	$68,429,647
Units Outstanding	167,311	4,715,224	887,439	1,848,674	897,767	1,148,124
Accumulation Unit Value	$10.53	$16.57	$11.64	$12.21	$73.22	$59.60
Cost of Investments	$1,758,552	$74,796,753	$10,258,801	$21,622,688	$60,692,662	$68,821,214

	Inflation	Managed	Short Duration	Emerging		Developing
	Strategy	Bond	Bond	Markets Debt	Comstock	Growth
ASSETS
Investments in mutual funds, at value	$1,636,982	$246,210,744	$80,079,799	$9,413,389	$52,802,113	$20,633,722
Receivables:
Due from Pacific Life Insurance Company	370	—	—	5,107	27,404	108
Investments sold	—	199,749	24,247	—	—	—
Total Assets	1,637,352	246,410,493	80,104,046	9,418,496	52,829,517	20,633,830
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	199,719	24,172	—	—	—
Investments purchased	370	—	—	5,104	27,168	—
Total Liabilities	370	199,719	24,172	5,104	27,168	—
NET ASSETS	$1,636,982	$246,210,774	$80,079,874	$9,413,392	$52,802,349	$20,633,830
Units Outstanding	154,745	3,551,282	6,044,529	790,914	2,311,206	744,024
Accumulation Unit Value	$10.58	$69.33	$13.25	$11.90	$22.85	$27.73
Cost of Investments	$1,645,846	$226,725,273	$77,781,625	$9,699,026	$42,203,260	$13,212,799

	Dividend	Equity	Focused		Large-Cap	Large-Cap
	Growth	Index	Growth	Growth	Growth	Value
ASSETS
Investments in mutual funds, at value	$69,839,134	$654,284,984	$31,582,446	$220,426,285	$56,041,985	$106,002,981
Receivables:
Due from Pacific Life Insurance Company	—	162,239	—	38,567	23,032	9,319
Investments sold	42,604	—	10,217	—	—	—
Total Assets	69,881,738	654,447,223	31,592,663	220,464,852	56,065,017	106,012,300
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	42,526	—	10,203	—	—	—
Investments purchased	—	161,754	—	38,492	22,979	8,863
Total Liabilities	42,526	161,754	10,203	38,492	22,979	8,863
NET ASSETS	$69,839,212	$654,285,469	$31,582,460	$220,426,360	$56,042,038	$106,003,437
Units Outstanding	2,294,181	5,493,537	926,960	2,023,457	2,996,469	3,429,714
Accumulation Unit Value	$30.44	$119.10	$34.07	$108.94	$18.70	$30.91
Cost of Investments	$47,265,150	$363,456,893	$21,198,944	$117,078,431	$35,580,133	$69,218,388

See Notes to Financial Statements

	Variable Accounts
	Main Street	Mid-Cap	Mid-Cap	Mid-Cap	Small-Cap	Small-Cap
	Core	Equity	Growth	Value	Equity	Index
ASSETS
Investments in mutual funds, at value	$184,071,088	$111,402,168	$61,403,121	$10,764,636	$20,244,626	$193,806,014
Receivables:
Due from Pacific Life Insurance Company	38,428	120,667	24,530	1,407	5,097	270,380
Investments sold	—	—	—	—	—	—
Total Assets	184,109,516	111,522,835	61,427,651	10,766,043	20,249,723	194,076,394
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	—	—	—	—	—
Investments purchased	38,393	120,358	24,688	1,429	5,029	270,799
Total Liabilities	38,393	120,358	24,688	1,429	5,029	270,799
NET ASSETS	$184,071,123	$111,402,477	$61,402,963	$10,764,614	$20,244,694	$193,805,595
Units Outstanding	1,691,823	2,197,861	2,911,169	350,206	686,654	5,266,384
Accumulation Unit Value	$108.80	$50.69	$21.09	$30.74	$29.48	$36.80
Cost of Investments	$115,579,330	$77,170,496	$44,126,693	$10,451,814	$19,914,612	$128,060,046

	Small-Cap	Value	Emerging	International	International	International
	Value	Advantage	Markets	Large-Cap	Small-Cap	Value
ASSETS
Investments in mutual funds, at value	$57,779,491	$2,671,882	$141,595,246	$169,005,226	$35,744,945	$116,570,487
Receivables:
Due from Pacific Life Insurance Company	50,160	884	46,135	29,192	12,860	19,265
Investments sold	—	—	—	—	—	—
Total Assets	57,829,651	2,672,766	141,641,381	169,034,418	35,757,805	116,589,752
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	—	—	—	—	—
Investments purchased	50,111	883	46,316	29,348	12,825	19,312
Total Liabilities	50,111	883	46,316	29,348	12,825	19,312
NET ASSETS	$57,779,540	$2,671,883	$141,595,065	$169,005,070	$35,744,980	$116,570,440
Units Outstanding	1,270,225	173,629	3,149,480	10,003,272	2,635,660	4,221,200
Accumulation Unit Value	$45.49	$15.39	$44.96	$16.89	$13.56	$27.62
Cost of Investments	$46,750,907	$2,616,163	$130,067,496	$143,664,363	$37,994,517	$107,574,480

	Health	Real		Currency	Diversified	Equity
	Sciences	Estate	Technology	Strategies	Alternatives	Long/Short
ASSETS
Investments in mutual funds, at value	$69,841,575	$73,765,224	$23,978,160	$1,175,416	$308,174	$2,685,997
Receivables:
Due from Pacific Life Insurance Company	—	—	23,068	122	—	—
Investments sold	73,724	171,981	—	—	—	—
Total Assets	69,915,299	73,937,205	24,001,228	1,175,538	308,174	2,685,997
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	73,704	172,047	—	—	—	2
Investments purchased	—	—	23,112	120	—	—
Total Liabilities	73,704	172,047	23,112	120	—	2
NET ASSETS	$69,841,595	$73,765,158	$23,978,116	$1,175,418	$308,174	$2,685,995
Units Outstanding	1,073,264	1,144,760	1,889,298	104,184	29,525	214,352
Accumulation Unit Value	$65.07	$64.44	$12.69	$11.28	$10.44	$12.53
Cost of Investments	$47,528,648	$64,984,169	$21,602,440	$1,146,447	$324,614	$3,118,477

See Notes to Financial Statements

	Variable Accounts
		Pacific	Pacific			Portfolio
	Global	Dynamix -	Dynamix -	Pacific	Portfolio	Optimization
	Absolute	Conservative	Moderate	Dynamix -	Optimization	Moderate-
	Return	Growth	Growth	Growth	Conservative	Conservative
ASSETS
Investments in mutual funds, at value	$3,182,194	$9,164,288	$48,018,440	$62,780,661	$12,491,575	$47,967,047
Receivables:
Due from Pacific Life Insurance Company	78	2,677	6,300	50,761	9,936	3,438
Investments sold	—	—	—	—	—	—
Total Assets	3,182,272	9,166,965	48,024,740	62,831,422	12,501,511	47,970,485
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	—	—	—	—	—
Investments purchased	78	2,677	6,328	50,776	9,946	3,500
Total Liabilities	78	2,677	6,328	50,776	9,946	3,500
NET ASSETS	$3,182,194	$9,164,288	$48,018,412	$62,780,646	$12,491,565	$47,966,985
Units Outstanding	300,670	501,015	2,301,791	2,659,611	975,302	3,525,034
Accumulation Unit Value	$10.58	$18.29	$20.86	$23.61	$12.81	$13.61
Cost of Investments	$3,471,729	$8,816,125	$45,475,133	$58,126,988	$11,693,796	$40,387,370

			Portfolio		Invesco V.I.	American
	Portfolio	Portfolio	Optimization	PSF DFA	International	Century
	Optimization	Optimization	Aggressive-	Balanced	Growth	VP Mid Cap
	Moderate	Growth	Growth	Allocation	Series II	Value Class II
ASSETS
Investments in mutual funds, at value	$220,291,658	$304,762,943	$140,003,007	$3,438,648	$26,575,860	$28,194,827
Receivables:
Due from Pacific Life Insurance Company	—	—	49,625	352	—	192,036
Investments sold	659,881	9,753	—	—	42,018	—
Total Assets	220,951,539	304,772,696	140,052,632	3,439,000	26,617,878	28,386,863
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	659,669	9,828	—	—	42,029	—
Investments purchased	—	—	49,805	353	—	192,046
Total Liabilities	659,669	9,828	49,805	353	42,029	192,046
NET ASSETS	$220,291,870	$304,762,868	$140,002,827	$3,438,647	$26,575,849	$28,194,817
Units Outstanding	15,440,564	20,444,339	9,260,158	307,824	2,121,954	1,500,051
Accumulation Unit Value	$14.27	$14.91	$15.12	$11.17	$12.52	$18.80
Cost of Investments	$168,200,424	$216,493,788	$102,590,929	$3,604,254	$28,875,751	$31,918,275

					BlackRock	BlackRock
	American Funds	American Funds	American Funds	BlackRock	Global	iShares Dynamic
	IS Asset Allocation	IS Growth	IS Growth-Income	Basic Value	Allocation	Allocation
	Class 4	Class 4	Class 4	V.I. Class III	V.I. Class III	V.I. Class I
ASSETS
Investments in mutual funds, at value	$51,697,873	$73,345,195	$81,406,637	$17,445,009	$58,253,063	$858,434
Receivables:
Due from Pacific Life Insurance Company	—	—	—	—	12,685	296
Investments sold	91,964	70,040	81,398	4,379	—	—
Total Assets	51,789,837	73,415,235	81,488,035	17,449,388	58,265,748	858,730
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	91,972	70,081	81,407	4,358	—	—
Investments purchased	—	—	—	—	12,687	296
Total Liabilities	91,972	70,081	81,407	4,358	12,687	296
NET ASSETS	$51,697,865	$73,345,154	$81,406,628	$17,445,030	$58,253,061	$858,434
Units Outstanding	1,927,708	2,330,860	3,035,465	812,181	2,756,653	79,395
Accumulation Unit Value	$26.82	$31.47	$26.82	$21.48	$21.13	$10.81
Cost of Investments	$53,371,070	$73,863,233	$83,985,556	$20,094,266	$65,090,826	$900,895

See Notes to Financial Statements

	Variable Accounts
			Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP
	Dreyfus VIF	Fidelity VIP	Freedom 2010	Freedom 2015	Freedom 2020	Freedom 2025
	Appreciation	Contrafund	Portfolio	Portfolio	Portfolio	Portfolio
	Service Shares	Service Class 2	Service Class 2	Service Class 2	Service Class 2	Service Class 2
ASSETS
Investments in mutual funds, at value	$560,348	$52,071,564	$1,317,856	$2,100,838	$6,904,603	$9,030,547
Receivables:
Due from Pacific Life Insurance Company	—	1,091	1	—	10	1,458
Investments sold	—	—	—	—	—	—
Total Assets	560,348	52,072,655	1,317,857	2,100,838	6,904,613	9,032,005
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	—	—	8	—	—
Investments purchased	—	1,176	—	—	—	1,449
Total Liabilities	—	1,176	—	8	—	1,449
NET ASSETS	$560,348	$52,071,479	$1,317,857	$2,100,830	$6,904,613	$9,030,556
Units Outstanding	38,044	1,883,320	85,992	136,873	458,084	575,427
Accumulation Unit Value	$14.73	$27.65	$15.33	$15.35	$15.07	$15.69
Cost of Investments	$645,549	$51,719,557	$1,335,107	$2,185,781	$7,150,830	$9,297,040

	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP
	Freedom 2030	Freedom 2035	Freedom 2045	Freedom Income	Government	Fidelity VIP
	Portfolio	Portfolio	Portfolio	Portfolio	Money Market	Growth
	Service Class 2	Service Class 2	Service Class 2	Service Class 2	Service Class	Service Class 2
ASSETS
Investments in mutual funds, at value	$9,717,240	$7,467,043	$6,634,007	$1,368,063	$186,755,074	$9,350,785
Receivables:
Due from Pacific Life Insurance Company	966	8,368	7,181	—	296,986	1,132
Investments sold	—	—	—	—	—	—
Total Assets	9,718,206	7,475,411	6,641,188	1,368,063	187,052,060	9,351,917
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	—	—	2	—	—
Investments purchased	959	8,363	7,178	—	296,641	1,124
Total Liabilities	959	8,363	7,178	2	296,641	1,124
NET ASSETS	$9,717,247	$7,467,048	$6,634,010	$1,368,061	$186,755,419	$9,350,793
Units Outstanding	633,972	465,513	411,180	96,545	18,262,361	312,428
Accumulation Unit Value	$15.33	$16.04	$16.13	$14.17	$10.23	$29.93
Cost of Investments	$10,068,857	$7,729,509	$6,967,885	$1,371,143	$186,755,074	$9,686,961

					Janus	Janus
	Fidelity VIP	Fidelity VIP		Templeton	Henderson	Henderson
	Mid Cap	Value Strategies	Templeton Foreign	Global Bond	Enterprise	Overseas
	Service Class 2	Service Class 2	VIP Class 2	VIP Class 2	Service Shares	Service Shares
ASSETS
Investments in mutual funds, at value	$27,098,960	$4,189,315	$19,664,762	$41,449,746	$22,838,663	$13,743,024
Receivables:
Due from Pacific Life Insurance Company	19,852	2,544	27,520	—	84,259	5,819
Investments sold	—	—	—	53,644	—	—
Total Assets	27,118,812	4,191,859	19,692,282	41,503,390	22,922,922	13,748,843
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	—	—	53,617	—	—
Investments purchased	19,752	2,540	26,845	—	84,254	5,950
Total Liabilities	19,752	2,540	26,845	53,617	84,254	5,950
NET ASSETS	$27,099,060	$4,189,319	$19,665,437	$41,449,773	$22,838,668	$13,742,893
Units Outstanding	997,903	201,665	1,657,982	3,267,408	808,957	1,477,959
Accumulation Unit Value	$27.16	$20.77	$11.86	$12.69	$28.23	$9.30
Cost of Investments	$30,696,132	$5,310,040	$21,975,295	$42,329,026	$22,117,121	$16,041,370

See Notes to Financial Statements

	Variable Accounts
	Lazard Retirement	Lazard Retirement	Lazard	ClearBridge	ClearBridge	Western Asset
	Global Dynamic	International	Retirement US	Variable	Variable	Variable Global
	Multi-Asset	Equity	Equity Select	Aggressive Growth	Mid Cap -	High Yield Bond -
	Service Class	Service Class	Service Class	- Class II	Class II	Class II
ASSETS
Investments in mutual funds, at value	$1,452,339	$334,976	$1,348,632	$17,798,064	$9,054,610	$423,830
Receivables:
Due from Pacific Life Insurance Company	80	1	842	15,697	4,765	—
Investments sold	—	—	—	—	—	—
Total Assets	1,452,419	334,977	1,349,474	17,813,761	9,059,375	423,830
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	—	—	—	—	—
Investments purchased	78	—	841	15,714	4,779	—
Total Liabilities	78	—	841	15,714	4,779	—
NET ASSETS	$1,452,341	$334,977	$1,348,633	$17,798,047	$9,054,596	$423,830
Units Outstanding	123,198	38,623	76,430	819,363	475,548	38,884
Accumulation Unit Value	$11.79	$8.67	$17.65	$21.72	$19.04	$10.90
Cost of Investments	$1,562,890	$395,387	$1,490,648	$21,351,883	$9,803,723	$468,122

	Lord Abbett		Lord Abbett
	Bond	Lord Abbett	Fundamental	Lord Abbett
	Debenture	Developing Growth	Equity	Total Return
	Class VC	Class VC	Class VC	Class VC	I	II
ASSETS
Investments in mutual funds, at value	$13,331,466	$17,413,181	$5,525,168	$45,658,034	$51,029,399	$47,108,102
Receivables:
Due from Pacific Life Insurance Company	95,255	12,636	2,398	—	—	154,505
Investments sold	—	—	—	207,550	31,978	—
Total Assets	13,426,721	17,425,817	5,527,566	45,865,584	51,061,377	47,262,607
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	—	—	207,551	32,039	—
Investments purchased	95,236	12,768	2,398	—	—	153,844
Total Liabilities	95,236	12,768	2,398	207,551	32,039	153,844
NET ASSETS	$13,331,485	$17,413,049	$5,525,168	$45,658,033	$51,029,338	$47,108,763
Units Outstanding	1,138,822	885,228	291,903	4,155,870	1,609,349	795,354
Accumulation Unit Value	$11.71	$19.67	$18.93	$10.99	$31.71	$59.23
Cost of Investments	$14,686,324	$19,421,658	$7,022,434	$47,966,747	$57,086,284	$48,391,060

			MFS	MFS	MFS	Neuberger Berman
			New Discovery	Utilities	Value	Sustainable
			Series -	Series -	Series -	Equity
	III	V	Service Class	Service Class	Service Class	Class I
ASSETS
Investments in mutual funds, at value	$50,426,624	$25,476,312	$13,833,908	$11,198,031	$15,599,818	$592,049
Receivables:
Due from Pacific Life Insurance Company	59,645	—	5,387	2,511	9,521	429
Investments sold	—	460	—	—	—	—
Total Assets	50,486,269	25,476,772	13,839,295	11,200,542	15,609,339	592,478
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	713	—	—	—	—
Investments purchased	59,374	—	5,395	2,477	9,518	429
Total Liabilities	59,374	713	5,395	2,477	9,518	429
NET ASSETS	$50,426,895	$25,476,059	$13,833,900	$11,198,065	$15,599,821	$592,049
Units Outstanding	613,966	924,495	580,128	600,878	1,340,620	36,387
Accumulation Unit Value	$82.13	$27.56	$23.85	$18.64	$11.64	$16.27
Cost of Investments	$63,338,494	$30,238,780	$16,609,642	$10,751,908	$17,680,748	$630,790

See Notes to Financial Statements

	Variable Accounts
		Oppenheimer	PIMCO
		Main Street	Global Multi-	PIMCO
	Oppenheimer	Small Cap Fund	Asset Managed	Income -	Royce	State Street
	Global Fund/VA	VA Non-Service	Allocation -	Administrative	Micro-Cap	Total Return
	Service Shares	Shares	Advisor Class	Class	Service Class	V.I.S. Class 3
ASSETS
Investments in mutual funds, at value	$9,991,058	$471,863	$5,959,222	$299,994	$2,087,176	$1,082,397
Receivables:
Due from Pacific Life Insurance Company	4,346	—	187	1	6,706	507
Investments sold	—	—	—	—	—	—
Total Assets	9,995,404	471,863	5,959,409	299,995	2,093,882	1,082,904
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	—	—	—	—	—
Investments purchased	3,931	—	280	—	6,741	507
Total Liabilities	3,931	—	280	—	6,741	507
NET ASSETS	$9,991,473	$471,863	$5,959,129	$299,995	$2,087,141	$1,082,397
Units Outstanding	694,820	52,965	557,552	29,702	165,710	69,217
Accumulation Unit Value	$14.38	$8.91	$10.69	$10.10	$12.60	$15.64
Cost of Investments	$10,892,052	$565,209	$6,379,784	$303,009	$2,445,511	$1,367,604

	T. Rowe Price	T. Rowe Price	VanEck VIP
	Blue Chip	Equity	Global Hard Assets
	Growth - II	Income - II	Initial Class
ASSETS
Investments in mutual funds, at value	$112,652,867	$62,047,094	$21,047,339
Receivables:
Due from Pacific Life Insurance Company	112,562	37,615	41,453
Investments sold	—	—	—
Total Assets	112,765,429	62,084,709	21,088,792
LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	—	—
Investments purchased	112,659	37,711	41,470
Total Liabilities	112,659	37,711	41,470
NET ASSETS	$112,652,770	$62,046,998	$21,047,322
Units Outstanding	3,211,817	2,901,473	1,419,346
Accumulation Unit Value	$35.07	$21.38	$14.83
Cost of Investments	$81,439,758	$71,070,325	$27,343,696

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

	Variable Accounts
	Core	Diversified	Floating	Floating	High Yield	Inflation
	Income	Bond	Rate Income	Rate Loan	Bond	Managed
INVESTMENT INCOME
Dividends	$—	$—	$—	$—	$—	$—
Net Investment Income	—	—	—	—	—	—
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	19,368	1,472,370	91,029	552,705	5,339,797	(1,832,683)
Capital gain distributions	—	—	—	—	—	—
Realized Gain (Loss) on Investments	19,368	1,472,370	91,029	552,705	5,339,797	(1,832,683)
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(51,364)	(2,643,195)	(206,081)	(618,121)	(7,876,688)	202,072
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(31,996)	$(1,170,825)	$(115,052)	$(65,416)	$(2,536,891)	$(1,630,611)

	Inflation	Managed	Short Duration	Emerging		Developing
	Strategy	Bond	Bond	Markets Debt	Comstock	Growth
INVESTMENT INCOME
Dividends	$—	$—	$—	$—	$—	$—
Net Investment Income	—	—	—	—	—	—
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	13,175	2,527,431	331,819	532,832	2,880,068	1,160,296
Capital gain distributions	—	—	—	—	—	—
Realized Gain (Loss) on Investments	13,175	2,527,431	331,819	532,832	2,880,068	1,160,296
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(40,806)	(4,252,973)	531,862	(1,169,466)	(10,312,746)	332,777
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(27,631)	$(1,725,542)	$863,681	$(636,634)	$(7,432,678)	$1,493,073

	Dividend	Equity	Focused		Large-Cap	Large-Cap
	Growth	Index	Growth	Growth	Growth	Value
INVESTMENT INCOME
Dividends	$—	$—	$—	$—	$—	$—
Net Investment Income	—	—	—	—	—	—
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	4,136,171	33,357,849	3,474,353	10,613,073	4,572,080	7,006,214
Capital gain distributions	—	—	—	—	—	—
Realized Gain (Loss) on Investments	4,136,171	33,357,849	3,474,353	10,613,073	4,572,080	7,006,214
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(4,972,018)	(64,424,421)	(1,699,810)	(3,900,532)	(3,231,453)	(17,878,359)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(835,847)	$(31,066,572)	$1,774,543	$6,712,541	$1,340,627	$(10,872,145)

See Notes to Financial Statements

	Variable Accounts
	Main Street	Mid-Cap	Mid-Cap	Mid-Cap	Small-Cap	Small-Cap
	Core	Equity	Growth	Value	Equity	Index
INVESTMENT INCOME
Dividends	$—	$—	$—	$—	$—	$—
Net Investment Income	—	—	—	—	—	—
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	11,302,685	3,808,711	2,253,287	487,729	5,049,817	23,389,475
Capital gain distributions	—	—	—	—	—	—
Realized Gain (Loss) on Investments	11,302,685	3,808,711	2,253,287	487,729	5,049,817	23,389,475
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(26,452,935)	(15,886,237)	(2,049,379)	(2,347,895)	(7,535,260)	(51,138,041)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(15,150,250)	$(12,077,526)	$203,908	$(1,860,166)	$(2,485,443)	$(27,748,566)

	Small-Cap	Value	Emerging	International	International	International
	Value	Advantage	Markets	Large-Cap	Small-Cap	Value
INVESTMENT INCOME
Dividends	$—	$—	$—	$—	$—	$—
Net Investment Income	—	—	—	—	—	—
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	4,259,993	75,371	2,130,074	4,450,231	784,792	2,957,033
Capital gain distributions	—	—	—	—	—	—
Realized Gain (Loss) on Investments	4,259,993	75,371	2,130,074	4,450,231	784,792	2,957,033
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(15,453,354)	(338,451)	(21,243,848)	(26,695,101)	(10,970,664)	(23,262,653)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(11,193,361)	$(263,080)	$(19,113,774)	$(22,244,870)	$(10,185,872)	$(20,305,620)

	Health	Real		Currency	Diversified	Equity
	Sciences	Estate	Technology	Strategies	Alternatives	Long/Short
INVESTMENT INCOME
Dividends	$—	$—	$—	$—	$—	$—
Net Investment Income	—	—	—	—	—	—
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	5,739,128	6,045,244	2,726,470	12,104	2,123	642,375
Capital gain distributions	—	—	—	—	—	—
Realized Gain (Loss) on Investments	5,739,128	6,045,244	2,726,470	12,104	2,123	642,375
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(580,302)	(12,549,435)	(2,671,145)	40,939	(18,388)	(2,306,804)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$5,158,826	$(6,504,191)	$55,325	$53,043	$(16,265)	$(1,664,429)

See Notes to Financial Statements

	Variable Accounts
		Pacific	Pacific			Portfolio
	Global	Dynamix -	Dynamix -	Pacific	Portfolio	Optimization
	Absolute	Conservative	Moderate	Dynamix -	Optimization	Moderate-
	Return	Growth	Growth	Growth	Conservative	Conservative
INVESTMENT INCOME
Dividends	$—	$—	$—	$—	$—	$—
Net Investment Income	—	—	—	—	—	—
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	135,081	248,832	1,244,235	1,977,080	482,384	1,724,098
Capital gain distributions	—	—	—	—	—	—
Realized Gain (Loss) on Investments	135,081	248,832	1,244,235	1,977,080	482,384	1,724,098
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(565,658)	(625,260)	(3,998,207)	(7,035,654)	(946,718)	(4,262,244)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(430,577)	$(376,428)	$(2,753,972)	$(5,058,574)	$(464,334)	$(2,538,146)

			Portfolio		Invesco V.I.	American
	Portfolio	Portfolio	Optimization	PSF DFA	International	Century
	Optimization	Optimization	Aggressive-	Balanced	Growth	VP Mid Cap
	Moderate	Growth	Growth	Allocation	Series II	Value Class II
INVESTMENT INCOME
Dividends	$—	$—	$—	$—	$546,351	$378,428
Net Investment Income	—	—	—	—	546,351	378,428
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	6,770,522	7,043,904	4,177,875	41,381	189,824	336,713
Capital gain distributions	—	—	—	—	214,306	1,805,229
Realized Gain (Loss) on Investments	6,770,522	7,043,904	4,177,875	41,381	404,130	2,141,942
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(22,212,740)	(34,188,687)	(18,700,566)	(263,690)	(5,746,520)	(6,254,909)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(15,442,218)	$(27,144,783)	$(14,522,691)	$(222,309)	$(4,796,039)	$(3,734,539)

					BlackRock	BlackRock
	American Funds	American Funds	American Funds	BlackRock	Global	iShares Dynamic
	IS Asset Allocation	IS Growth	IS Growth-Income	Basic Value	Allocation	Allocation
	Class 4	Class 4	Class 4	V.I. Class III	V.I. Class III	V.I. Class I
INVESTMENT INCOME
Dividends	$784,661	$203,184	$1,091,984	$299,724	$546,330	$8,893
Net Investment Income	784,661	203,184	1,091,984	299,724	546,330	8,893
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	442,729	872,193	655,039	188,056	409,144	34,858
Capital gain distributions	2,274,013	8,005,578	6,011,886	2,097,651	2,764,682	12,178
Realized Gain (Loss) on Investments	2,716,742	8,877,771	6,666,925	2,285,707	3,173,826	47,036
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(6,098,135)	(9,228,702)	(9,327,870)	(4,116,427)	(8,541,476)	(105,012)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(2,596,732)	$(147,747)	$(1,568,961)	$(1,530,996)	$(4,821,320)	$(49,083)

See Notes to Financial Statements

	Variable Accounts
			Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP
	Dreyfus VIF	Fidelity VIP	Freedom 2010	Freedom 2015	Freedom 2020	Freedom 2025
	Appreciation	Contrafund	Portfolio	Portfolio	Portfolio	Portfolio
	Service Shares	Service Class 2	Service Class 2	Service Class 2	Service Class 2	Service Class 2
INVESTMENT INCOME
Dividends	$6,014	$257,855	$19,913	$31,184	$96,070	$118,530
Net Investment Income	6,014	257,855	19,913	31,184	96,070	118,530
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	(3,434)	2,342,878	13,153	80,790	240,265	198,534
Capital gain distributions	71,496	5,187,454	38,585	119,760	271,488	182,251
Realized Gain (Loss) on Investments	68,062	7,530,332	51,738	200,550	511,753	380,785
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(123,419)	(11,334,323)	(133,369)	(360,809)	(1,049,136)	(1,125,109)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(49,343)	$(3,546,136)	$(61,718)	$(129,075)	$(441,313)	$(625,794)

	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP
	Freedom 2030	Freedom 2035	Freedom 2045	Freedom Income	Government	Fidelity VIP
	Portfolio	Portfolio	Portfolio	Portfolio	Money Market	Growth
	Service Class 2	Service Class 2	Service Class 2	Service Class 2	Service Class	Service Class 2
INVESTMENT INCOME
Dividends	$121,456	$79,088	$67,988	$21,000	$2,398,529	$4,708
Net Investment Income	121,456	79,088	67,988	21,000	2,398,529	4,708
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	445,164	104,119	90,337	7,412	—	246,150
Capital gain distributions	305,365	150,562	113,449	15,148	—	1,627,308
Realized Gain (Loss) on Investments	750,529	254,681	203,786	22,560	—	1,873,458
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(1,701,703)	(1,113,897)	(1,004,260)	(76,041)	—	(1,878,841)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(829,718)	$(780,128)	$(732,486)	$(32,481)	$2,398,529	$(675)

					Janus	Janus
	Fidelity VIP	Fidelity VIP		Templeton	Henderson	Henderson
	Mid Cap	Value Strategies	Templeton Foreign	Global Bond	Enterprise	Overseas
	Service Class 2	Service Class 2	VIP Class 2	VIP Class 2	Service Shares	Service Shares
INVESTMENT INCOME
Dividends	$141,547	$39,226	$621,298	$—	$24,516	$262,219
Net Investment Income	141,547	39,226	621,298	—	24,516	262,219
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	1,246,488	(205,814)	(776,658)	(497,372)	281,409	(774,342)
Capital gain distributions	3,450,894	267,313	—	—	1,126,584	—
Realized Gain (Loss) on Investments	4,697,382	61,499	(776,658)	(497,372)	1,407,993	(774,342)
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(9,339,994)	(987,986)	(3,446,512)	1,166,652	(1,675,137)	(1,960,623)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(4,501,065)	$(887,261)	$(3,601,872)	$669,280	$(242,628)	$(2,472,746)

See Notes to Financial Statements

	Variable Accounts
	Lazard Retirement	Lazard Retirement	Lazard	ClearBridge	ClearBridge	Western Asset
	Global Dynamic	International	Retirement US	Variable	Variable	Variable Global
	Multi-Asset	Equity	Equity Select	Aggressive Growth	Mid Cap -	High Yield Bond -
	Service Class	Service Class (1)	Service Class	- Class II	Class II	Class II
INVESTMENT INCOME
Dividends	$20,147	$5,459	$10,959	$79,997	$18,461	$21,434
Net Investment Income	20,147	5,459	10,959	79,997	18,461	21,434
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	33,185	(440)	23,833	(692,372)	256,523	(2,660)
Capital gain distributions	92,203	19,522	155,214	1,375,336	186,923	—
Realized Gain (Loss) on Investments	125,388	19,082	179,047	682,964	443,446	(2,660)
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(244,790)	(60,411)	(249,291)	(2,433,878)	(1,771,177)	(35,798)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(99,255)	$(35,870)	$(59,285)	$(1,670,917)	$(1,309,270)	$(17,024)

	Lord Abbett		Lord Abbett
	Bond	Lord Abbett	Fundamental	Lord Abbett
	Debenture	Developing Growth	Equity	Total Return
	Class VC	Class VC	Class VC	Class VC	I	II
INVESTMENT INCOME
Dividends	$600,761	$—	$91,570	$1,456,556	$869,364	$—
Net Investment Income	600,761	—	91,570	1,456,556	869,364	—
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	11,281	2,015,723	(100,978)	(277,817)	2,477,640	2,494,849
Capital gain distributions	280,750	2,576,154	923,323	—	—	5,581,726
Realized Gain (Loss) on Investments	292,031	4,591,877	822,345	(277,817)	2,477,640	8,076,575
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(1,370,303)	(4,761,916)	(1,413,094)	(1,630,394)	(16,574,924)	(10,330,491)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(477,511)	$(170,039)	$(499,179)	$(451,655)	$(13,227,920)	$(2,253,916)

			MFS	MFS	MFS	Neuberger Berman
			New Discovery	Utilities	Value	Sustainable
			Series -	Series -	Series -	Equity
	III	V	Service Class	Service Class	Service Class	Class I
INVESTMENT INCOME
Dividends	$178,092	$419,483	$—	$98,405	$218,188	$2,419
Net Investment Income	178,092	419,483	—	98,405	218,188	2,419
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	1,713,276	144,142	(28,833)	(405,027)	326,988	14,340
Capital gain distributions	11,205,786	2,074,624	4,487,293	44,987	1,136,178	27,067
Realized Gain (Loss) on Investments	12,919,062	2,218,766	4,458,460	(360,040)	1,463,166	41,407
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(21,110,389)	(6,245,397)	(6,022,051)	353,511	(3,448,216)	(83,317)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(8,013,235)	$(3,607,148)	$(1,563,591)	$91,876	$(1,766,862)	$(39,491)

(1) Operations commenced or resumed during 2018 (See Financial Highlights for commencement date of operations).

See Notes to Financial Statements

	Variable Accounts
		Oppenheimer	PIMCO
		Main Street	Global Multi-	PIMCO
	Oppenheimer	Small Cap Fund	Asset Managed	Income -	Royce	State Street
	Global Fund/VA	VA Non-Service	Allocation -	Administrative	Micro-Cap	Total Return
	Service Shares	Shares (1)	Advisor Class	Class (1)	Service Class	V.I.S. Class 3
INVESTMENT INCOME
Dividends	$79,979	$122	$102,353	$3,300	$—	$22,737
Net Investment Income	79,979	122	102,353	3,300	—	22,737
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	347,177	(2,357)	4,326	(858)	(30,953)	35,707
Capital gain distributions	745,960	5,007	488,026	2,169	110,536	239,980
Realized Gain (Loss) on Investments	1,093,137	2,650	492,352	1,311	79,583	275,687
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(2,721,015)	(93,346)	(936,474)	(3,015)	(314,735)	(368,878)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(1,547,899)	$(90,574)	$(341,769)	$1,596	$(235,152)	$(70,454)

	T. Rowe Price	T. Rowe Price	VanEck VIP
	Blue Chip	Equity	Global Hard Assets
	Growth - II	Income - II	Initial Class
INVESTMENT INCOME
Dividends	$—	$1,228,252	$—
Net Investment Income	—	1,228,252	—
REALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on sale of investments	4,876,436	982,943	(3,006,140)
Capital gain distributions	3,760,399	6,221,568	—
Realized Gain (Loss) on Investments	8,636,835	7,204,511	(3,006,140)
CHANGE IN NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS	(7,182,826)	(15,085,529)	(5,582,082)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$1,454,009	$(6,652,766)	$(8,588,222)

(1) Operations commenced or resumed during 2018 (See Financial Highlights for commencement date of operations).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	Core Income		Diversified Bond		Floating Rate Income
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	19,368	14,747	1,472,370	603,336	91,029	193,575
Change in net unrealized appreciation (depreciation) on investments	(51,364)	42,959	(2,643,195)	3,572,448	(206,081)	(37,078)
Net Increase (Decrease) in Net Assets Resulting from Operations	(31,996)	57,706	(1,170,825)	4,175,784	(115,052)	156,497
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	279,842	190,319	2,519,528	2,605,467	445,047	177,921
Transfers between variable and fixed accounts, net	152,600	476,564	13,453,111	7,069,270	6,716,353	(1,021,936)
Policy maintenance charges	(115,579)	(98,688)	(2,949,400)	(2,395,321)	(289,968)	(165,744)
Policy benefits and terminations	(41,601)	(18,638)	(1,717,509)	(3,499,235)	(227,552)	(344,259)
Policy loans and loan repayments	(48,075)	(5,572)	60,514	27,821	(16,055)	111,927
Other	1,106	623	55,230	24,415	6,183	3,214
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	228,293	544,608	11,421,474	3,832,417	6,634,008	(1,238,877)
NET INCREASE (DECREASE) IN NET ASSETS	196,297	602,314	10,250,649	8,008,201	6,518,956	(1,082,380)
NET ASSETS
Beginning of Year	1,565,280	962,966	67,890,781	59,882,580	3,811,432	4,893,812
End of Year	$1,761,577	$1,565,280	$78,141,430	$67,890,781	$10,330,388	$3,811,432

	Floating Rate Loan		High Yield Bond		Inflation Managed
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	552,705	254,796	5,339,797	2,231,473	(1,832,683)	(1,824,329)
Change in net unrealized appreciation (depreciation) on investments	(618,121)	387,384	(7,876,688)	4,412,709	202,072	4,683,673
Net Increase (Decrease) in Net Assets Resulting from Operations	(65,416)	642,180	(2,536,891)	6,644,182	(1,630,611)	2,859,344
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	1,299,300	844,330	3,145,465	4,082,838	3,379,248	3,833,023
Transfers between variable and fixed accounts, net	5,557,791	1,036,883	(9,957,565)	(2,210,892)	(4,332,049)	(1,585,714)
Policy maintenance charges	(804,567)	(812,924)	(3,187,057)	(3,518,255)	(3,311,181)	(3,552,813)
Policy benefits and terminations	(756,380)	(489,852)	(10,461,825)	(3,008,355)	(3,593,217)	(3,293,609)
Policy loans and loan repayments	3,419	7,134	29,876	291,984	(265,207)	(44,386)
Other	11,708	10,590	65,003	44,065	61,837	52,688
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	5,311,271	596,161	(20,366,103)	(4,318,615)	(8,060,569)	(4,590,811)
NET INCREASE (DECREASE) IN NET ASSETS	5,245,855	1,238,341	(22,902,994)	2,325,567	(9,691,180)	(1,731,467)
NET ASSETS
Beginning of Year	17,324,778	16,086,437	88,641,781	86,316,214	78,120,827	79,852,294
End of Year	$22,570,633	$17,324,778	$65,738,787	$88,641,781	$68,429,647	$78,120,827

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	Inflation Strategy		Managed Bond		Short Duration Bond
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	13,175	4,266	2,527,431	1,067,613	331,819	420,733
Change in net unrealized appreciation (depreciation) on investments	(40,806)	53,212	(4,252,973)	10,802,674	531,862	418,179
Net Increase (Decrease) in Net Assets Resulting from Operations	(27,631)	57,478	(1,725,542)	11,870,287	863,681	838,912
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	99,171	145,947	10,998,638	11,669,015	4,744,625	4,556,419
Transfers between variable and fixed accounts, net	(147,959)	(63,455)	(5,074,762)	10,534,343	9,199,664	6,252,881
Policy maintenance charges	(62,707)	(75,144)	(11,292,409)	(11,824,604)	(3,733,207)	(3,636,435)
Policy benefits and terminations	(106,064)	(45,208)	(9,117,568)	(9,811,646)	(2,227,898)	(2,789,313)
Policy loans and loan repayments	(858)	(6,589)	(1,454,711)	79,771	(107,853)	16,701
Other	909	661	173,657	125,801	52,176	35,192
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(217,508)	(43,788)	(15,767,155)	772,680	7,927,507	4,435,445
NET INCREASE (DECREASE) IN NET ASSETS	(245,139)	13,690	(17,492,697)	12,642,967	8,791,188	5,274,357
NET ASSETS
Beginning of Year	1,882,121	1,868,431	263,703,471	251,060,504	71,288,686	66,014,329
End of Year	$1,636,982	$1,882,121	$246,210,774	$263,703,471	$80,079,874	$71,288,686

	Emerging Markets Debt		Comstock		Developing Growth
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	532,832	66,959	2,880,068	2,049,817	1,160,296	398,700
Change in net unrealized appreciation (depreciation) on investments	(1,169,466)	621,901	(10,312,746)	7,439,293	332,777	4,919,000
Net Increase (Decrease) in Net Assets Resulting from Operations	(636,634)	688,860	(7,432,678)	9,489,110	1,493,073	5,317,700
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	568,145	217,954	4,510,171	4,751,959	—	—
Transfers between variable and fixed accounts, net	3,080,509	2,086,011	(1,365,812)	(65,474)	(641,649)	(502,568)
Policy maintenance charges	(297,773)	(207,415)	(3,011,668)	(3,118,896)	(783,206)	(727,387)
Policy benefits and terminations	(494,913)	(142,684)	(1,875,838)	(2,634,678)	(1,122,242)	(806,768)
Policy loans and loan repayments	19,846	14,407	(265,387)	(184,369)	(124,547)	(142,610)
Other	4,173	2,582	24,885	13,365	(6,652)	(2,146)
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	2,879,987	1,970,855	(1,983,649)	(1,238,093)	(2,678,296)	(2,181,479)
NET INCREASE (DECREASE) IN NET ASSETS	2,243,353	2,659,715	(9,416,327)	8,251,017	(1,185,223)	3,136,221
NET ASSETS
Beginning of Year	7,170,039	4,510,324	62,218,676	53,967,659	21,819,053	18,682,832
End of Year	$9,413,392	$7,170,039	$52,802,349	$62,218,676	$20,633,830	$21,819,053

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	Dividend Growth		Equity Index		Focused Growth
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	4,136,171	4,989,046	33,357,849	25,492,901	3,474,353	1,879,602
Change in net unrealized appreciation (depreciation) on investments	(4,972,018)	7,598,066	(64,424,421)	106,325,083	(1,699,810)	5,787,518
Net Increase (Decrease) in Net Assets Resulting from Operations	(835,847)	12,587,112	(31,066,572)	131,817,984	1,774,543	7,667,120
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	2,924,099	3,149,636	25,753,726	24,807,559	1,419,026	1,293,165
Transfers between variable and fixed accounts, net	(1,272,437)	(3,656,754)	(16,667,971)	(22,162,303)	(703,359)	(773,451)
Policy maintenance charges	(2,763,883)	(2,819,237)	(24,632,322)	(24,288,353)	(1,328,119)	(1,256,342)
Policy benefits and terminations	(3,375,988)	(3,068,657)	(22,446,349)	(18,849,513)	(1,069,137)	(1,761,584)
Policy loans and loan repayments	(266,179)	(255,466)	(4,230,096)	(571,543)	(248,076)	(13,998)
Other	19,761	21,968	327,044	236,309	17,696	11,660
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(4,734,627)	(6,628,510)	(41,895,968)	(40,827,844)	(1,911,969)	(2,500,550)
NET INCREASE (DECREASE) IN NET ASSETS	(5,570,474)	5,958,602	(72,962,540)	90,990,140	(137,426)	5,166,570
NET ASSETS
Beginning of Year	75,409,686	69,451,084	727,248,009	636,257,869	31,719,886	26,553,316
End of Year	$69,839,212	$75,409,686	$654,285,469	$727,248,009	$31,582,460	$31,719,886

	Growth		Large-Cap Growth		Large-Cap Value
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	10,613,073	4,843,924	4,572,080	2,549,973	7,006,214	6,841,677
Change in net unrealized appreciation (depreciation) on investments	(3,900,532)	51,205,749	(3,231,453)	12,521,454	(17,878,359)	8,635,101
Net Increase (Decrease) in Net Assets Resulting from Operations	6,712,541	56,049,673	1,340,627	15,071,427	(10,872,145)	15,476,778
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	7,884,387	7,667,793	2,830,075	2,672,819	4,243,688	4,326,556
Transfers between variable and fixed accounts, net	(1,354,705)	3,281,608	(723,775)	(988,177)	(913,044)	(3,387,325)
Policy maintenance charges	(10,231,200)	(9,528,270)	(2,518,079)	(2,237,450)	(4,068,681)	(4,216,902)
Policy benefits and terminations	(8,612,853)	(8,417,885)	(2,027,849)	(2,090,188)	(4,520,805)	(4,450,737)
Policy loans and loan repayments	(3,250,972)	(431,425)	(461,896)	(215,146)	(535,771)	(131,947)
Other	56,143	40,534	21,775	1,851	56,296	21,604
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(15,509,200)	(7,387,645)	(2,879,749)	(2,856,291)	(5,738,317)	(7,838,751)
NET INCREASE (DECREASE) IN NET ASSETS	(8,796,659)	48,662,028	(1,539,122)	12,215,136	(16,610,462)	7,638,027
NET ASSETS
Beginning of Year	229,223,019	180,560,991	57,581,160	45,366,024	122,613,899	114,975,872
End of Year	$220,426,360	$229,223,019	$56,042,038	$57,581,160	$106,003,437	$122,613,899

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	Main Street Core		Mid-Cap Equity		Mid-Cap Growth
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	11,302,685	9,233,107	3,808,711	9,842,670	2,253,287	564,503
Change in net unrealized appreciation (depreciation) on investments	(26,452,935)	22,124,670	(15,886,237)	15,992,947	(2,049,379)	11,732,921
Net Increase (Decrease) in Net Assets Resulting from Operations	(15,150,250)	31,357,777	(12,077,526)	25,835,617	203,908	12,297,424
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	6,995,068	7,274,421	4,115,968	3,744,211	3,075,986	2,823,283
Transfers between variable and fixed accounts, net	9,094,173	(4,143,451)	8,989,817	(12,303,254)	563,445	8,988,992
Policy maintenance charges	(9,491,640)	(9,617,523)	(3,989,483)	(4,226,918)	(2,630,927)	(2,218,850)
Policy benefits and terminations	(8,766,158)	(9,523,538)	(4,467,428)	(5,995,713)	(2,127,947)	(1,500,078)
Policy loans and loan repayments	(2,973,919)	237,008	(680,201)	(59,510)	(178,929)	213,973
Other	66,451	35,114	40,664	23,096	40,927	20,487
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(5,076,025)	(15,737,969)	4,009,337	(18,818,088)	(1,257,445)	8,327,807
NET INCREASE (DECREASE) IN NET ASSETS	(20,226,275)	15,619,808	(8,068,189)	7,017,529	(1,053,537)	20,625,231
NET ASSETS
Beginning of Year	204,297,398	188,677,590	119,470,666	112,453,137	62,456,500	41,831,269
End of Year	$184,071,123	$204,297,398	$111,402,477	$119,470,666	$61,402,963	$62,456,500

	Mid-Cap Value		Small-Cap Equity		Small-Cap Index
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	487,729	424,177	5,049,817	1,443,599	23,389,475	12,919,273
Change in net unrealized appreciation (depreciation) on investments	(2,347,895)	1,310,859	(7,535,260)	1,344,640	(51,138,041)	17,776,223
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,860,166)	1,735,036	(2,485,443)	2,788,239	(27,748,566)	30,695,496
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	982,376	1,550,289	1,335,927	1,312,382	8,009,738	7,142,873
Transfers between variable and fixed accounts, net	(3,473)	229,882	(12,268,536)	2,076,742	(6,020,979)	(14,011,304)
Policy maintenance charges	(694,874)	(698,058)	(1,215,896)	(1,438,542)	(8,646,422)	(8,851,318)
Policy benefits and terminations	(766,666)	(614,657)	(800,212)	(678,624)	(9,193,648)	(7,319,357)
Policy loans and loan repayments	(139,367)	(29,753)	(222,495)	(132,300)	(989,701)	245,255
Other	7,670	6,829	14,087	23,344	95,423	64,466
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(614,334)	444,532	(13,157,125)	1,163,002	(16,745,589)	(22,729,385)
NET INCREASE (DECREASE) IN NET ASSETS	(2,474,500)	2,179,568	(15,642,568)	3,951,241	(44,494,155)	7,966,111
NET ASSETS
Beginning of Year	13,239,114	11,059,546	35,887,262	31,936,021	238,299,750	230,333,639
End of Year	$10,764,614	$13,239,114	$20,244,694	$35,887,262	$193,805,595	$238,299,750

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	Small-Cap Value		Value Advantage		Emerging Markets
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	4,259,993	3,284,820	75,371	108,321	2,130,074	1,885,590
Change in net unrealized appreciation (depreciation) on investments	(15,453,354)	2,610,326	(338,451)	204,714	(21,243,848)	38,694,619
Net Increase (Decrease) in Net Assets Resulting from Operations	(11,193,361)	5,895,146	(263,080)	313,035	(19,113,774)	40,580,209
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	2,957,625	2,937,774	486,752	358,485	6,915,640	5,852,307
Transfers between variable and fixed accounts, net	(2,774,015)	(2,316,354)	196,761	363,488	3,191,514	6,038,119
Policy maintenance charges	(2,335,318)	(2,454,101)	(208,989)	(191,415)	(5,362,927)	(5,153,016)
Policy benefits and terminations	(2,567,816)	(2,930,195)	(83,062)	(84,741)	(4,955,807)	(4,357,590)
Policy loans and loan repayments	(107,071)	(296,245)	(18,649)	(13,216)	(239,068)	(256,562)
Other	33,987	28,808	690	988	92,703	64,297
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(4,792,608)	(5,030,313)	373,503	433,589	(357,945)	2,187,555
NET INCREASE (DECREASE) IN NET ASSETS	(15,985,969)	864,833	110,423	746,624	(19,471,719)	42,767,764
NET ASSETS
Beginning of Year	73,765,509	72,900,676	2,561,460	1,814,836	161,066,784	118,299,020
End of Year	$57,779,540	$73,765,509	$2,671,883	$2,561,460	$141,595,065	$161,066,784

	International Large-Cap		International Small-Cap		International Value
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	4,450,231	5,196,580	784,792	908,280	2,957,033	2,096,447
Change in net unrealized appreciation (depreciation) on investments	(26,695,101)	36,115,051	(10,970,664)	7,198,764	(23,262,653)	23,082,723
Net Increase (Decrease) in Net Assets Resulting from Operations	(22,244,870)	41,311,631	(10,185,872)	8,107,044	(20,305,620)	25,179,170
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	9,266,434	8,688,823	2,194,868	1,339,494	7,432,936	7,578,604
Transfers between variable and fixed accounts, net	10,512,573	(5,081,598)	10,826,674	2,002,998	2,242,541	(491,964)
Policy maintenance charges	(6,731,462)	(6,678,543)	(1,297,248)	(1,142,478)	(6,034,378)	(6,113,327)
Policy benefits and terminations	(5,814,115)	(5,263,025)	(534,826)	(977,331)	(4,849,115)	(5,119,061)
Policy loans and loan repayments	(536,362)	(250,254)	(269,715)	(45,799)	(1,166,971)	425,878
Other	111,706	71,713	20,956	10,093	63,464	38,620
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	6,808,774	(8,512,884)	10,940,709	1,186,977	(2,311,523)	(3,681,250)
NET INCREASE (DECREASE) IN NET ASSETS	(15,436,096)	32,798,747	754,837	9,294,021	(22,617,143)	21,497,920
NET ASSETS
Beginning of Year	184,441,166	151,642,419	34,990,143	25,696,122	139,187,583	117,689,663
End of Year	$169,005,070	$184,441,166	$35,744,980	$34,990,143	$116,570,440	$139,187,583

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	Health Sciences		Real Estate		Technology
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	5,739,128	4,451,546	6,045,244	4,297,917	2,726,470	1,003,735
Change in net unrealized appreciation (depreciation) on investments	(580,302)	8,905,849	(12,549,435)	(1,577,951)	(2,671,145)	4,946,714
Net Increase (Decrease) in Net Assets Resulting from Operations	5,158,826	13,357,395	(6,504,191)	2,719,966	55,325	5,950,449
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	3,256,131	3,650,347	4,031,785	4,430,010	1,195,510	1,023,943
Transfers between variable and fixed accounts, net	(66,425)	(1,720,883)	(5,541,153)	(2,161,531)	1,498,773	2,790,617
Policy maintenance charges	(2,808,222)	(2,775,809)	(2,995,444)	(3,536,515)	(1,017,157)	(854,679)
Policy benefits and terminations	(2,305,665)	(2,825,432)	(2,918,102)	(4,159,913)	(502,319)	(552,180)
Policy loans and loan repayments	(384,314)	(73,866)	(94,696)	(440,640)	(103,111)	(58,284)
Other	30,176	28,010	43,891	23,655	10,894	5,721
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(2,278,319)	(3,717,633)	(7,473,719)	(5,844,934)	1,082,590	2,355,138
NET INCREASE (DECREASE) IN NET ASSETS	2,880,507	9,639,762	(13,977,910)	(3,124,968)	1,137,915	8,305,587
NET ASSETS
Beginning of Year	66,961,088	57,321,326	87,743,068	90,868,036	22,840,201	14,534,614
End of Year	$69,841,595	$66,961,088	$73,765,158	$87,743,068	$23,978,116	$22,840,201

	Currency Strategies		Diversified Alternatives		Equity Long/Short
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	12,104	8,026	2,123	744	642,375	129,465
Change in net unrealized appreciation (depreciation) on investments	40,939	(37,474)	(18,388)	1,604	(2,306,804)	1,361,058
Net Increase (Decrease) in Net Assets Resulting from Operations	53,043	(29,448)	(16,265)	2,348	(1,664,429)	1,490,523
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	41,704	39,267	75,963	30,384	504,839	659,694
Transfers between variable and fixed accounts, net	344,009	(18,101)	129,213	102,643	(7,727,889)	4,403,848
Policy maintenance charges	(30,794)	(32,870)	(22,765)	(15,674)	(319,398)	(284,910)
Policy benefits and terminations	(16,949)	(12,052)	—	—	(142,987)	(126,261)
Policy loans and loan repayments	1,033	(6)	(6,534)	1,536	(8,177)	103,212
Other	513	361	166	2	15,107	12,166
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	339,516	(23,401)	176,043	118,891	(7,678,505)	4,767,749
NET INCREASE (DECREASE) IN NET ASSETS	392,559	(52,849)	159,778	121,239	(9,342,934)	6,258,272
NET ASSETS
Beginning of Year	782,859	835,708	148,396	27,157	12,028,929	5,770,657
End of Year	$1,175,418	$782,859	$308,174	$148,396	$2,685,995	$12,028,929

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
			Pacific Dynamix -		Pacific Dynamix -
	Global Absolute Return		Conservative Growth		Moderate Growth
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	135,081	74,915	248,832	270,041	1,244,235	1,234,509
Change in net unrealized appreciation (depreciation) on investments	(565,658)	130,376	(625,260)	537,300	(3,998,207)	3,499,202
Net Increase (Decrease) in Net Assets Resulting from Operations	(430,577)	205,291	(376,428)	807,341	(2,753,972)	4,733,711
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	171,453	163,624	1,020,165	751,948	5,173,074	4,124,501
Transfers between variable and fixed accounts, net	(1,843,060)	2,251,172	262,142	1,280,567	7,222,147	8,420,284
Policy maintenance charges	(162,368)	(142,063)	(687,658)	(567,404)	(3,489,467)	(2,933,229)
Policy benefits and terminations	(24,992)	(282,656)	(761,056)	(484,626)	(685,896)	(2,863,933)
Policy loans and loan repayments	(13,938)	162,921	77,080	(3,052)	(485,045)	(291,710)
Other	1,188	684	4,011	3,569	18,873	14,902
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(1,871,717)	2,153,682	(85,316)	981,002	7,753,686	6,470,815
NET INCREASE (DECREASE) IN NET ASSETS	(2,302,294)	2,358,973	(461,744)	1,788,343	4,999,714	11,204,526
NET ASSETS
Beginning of Year	5,484,488	3,125,515	9,626,032	7,837,689	43,018,698	31,814,172
End of Year	$3,182,194	$5,484,488	$9,164,288	$9,626,032	$48,018,412	$43,018,698

	Pacific Dynamix -		Portfolio Optimization		Portfolio Optimization
	Growth		Conservative		Moderate-Conservative
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	1,977,080	581,772	482,384	852,649	1,724,098	1,355,957
Change in net unrealized appreciation (depreciation) on investments	(7,035,654)	7,017,973	(946,718)	333,900	(4,262,244)	3,766,566
Net Increase (Decrease) in Net Assets Resulting from Operations	(5,058,574)	7,599,745	(464,334)	1,186,549	(2,538,146)	5,122,523
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	11,465,900	7,103,070	1,075,975	1,032,064	2,334,633	3,240,215
Transfers between variable and fixed accounts, net	6,014,100	9,127,144	(796,704)	(3,050,520)	(365,738)	1,382,190
Policy maintenance charges	(4,553,077)	(3,362,962)	(1,245,608)	(1,338,307)	(2,478,780)	(2,418,269)
Policy benefits and terminations	(2,561,796)	(629,828)	(1,270,061)	(1,186,912)	(3,242,060)	(1,376,580)
Policy loans and loan repayments	(2,190)	(344,299)	152,144	(32,353)	404,002	134,672
Other	21,800	17,819	12,609	10,899	36,804	28,241
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	10,384,737	11,910,944	(2,071,645)	(4,565,129)	(3,311,139)	990,469
NET INCREASE (DECREASE) IN NET ASSETS	5,326,163	19,510,689	(2,535,979)	(3,378,580)	(5,849,285)	6,112,992
NET ASSETS
Beginning of Year	57,454,483	37,943,794	15,027,544	18,406,124	53,816,270	47,703,278
End of Year	$62,780,646	$57,454,483	$12,491,565	$15,027,544	$47,966,985	$53,816,270

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	Portfolio Optimization		Portfolio Optimization		Portfolio Optimization
	Moderate		Growth		Aggressive-Growth
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$—
Realized gain (loss) on investments	6,770,522	6,142,693	7,043,904	8,554,684	4,177,875	4,185,590
Change in net unrealized appreciation (depreciation) on investments	(22,212,740)	23,574,102	(34,188,687)	40,701,971	(18,700,566)	20,978,530
Net Increase (Decrease) in Net Assets Resulting from Operations	(15,442,218)	29,716,795	(27,144,783)	49,256,655	(14,522,691)	25,164,120
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	13,431,924	14,049,052	19,902,032	20,239,114	11,522,253	11,511,282
Transfers between variable and fixed accounts, net	(9,514)	(1,089,093)	(1,411,831)	(3,317,954)	(3,223,584)	(1,937,455)
Policy maintenance charges	(12,958,300)	(13,624,598)	(14,052,383)	(15,381,267)	(6,043,099)	(6,556,416)
Policy benefits and terminations	(13,235,858)	(10,230,330)	(12,643,152)	(16,569,112)	(4,815,176)	(7,042,477)
Policy loans and loan repayments	250,299	(1,151,954)	(1,682,645)	(546,151)	(934,441)	202,411
Other	179,879	144,313	330,189	274,405	139,212	109,706
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(12,341,570)	(11,902,610)	(9,557,790)	(15,300,965)	(3,354,835)	(3,712,949)
NET INCREASE (DECREASE) IN NET ASSETS	(27,783,788)	17,814,185	(36,702,573)	33,955,690	(17,877,526)	21,451,171
NET ASSETS
Beginning of Year	248,075,658	230,261,473	341,465,441	307,509,751	157,880,353	136,429,182
End of Year	$220,291,870	$248,075,658	$304,762,868	$341,465,441	$140,002,827	$157,880,353

	PSF DFA		Invesco V.I. International		American Century
	Balanced Allocation		Growth Series II		VP Mid Cap Value Class II
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$546,351	$358,605	$378,428	$384,946
Realized gain (loss) on investments	41,381	29,890	404,130	66,291	2,141,942	2,637,304
Change in net unrealized appreciation (depreciation) on investments	(263,690)	92,144	(5,746,520)	5,049,377	(6,254,909)	50,052
Net Increase (Decrease) in Net Assets Resulting from Operations	(222,309)	122,034	(4,796,039)	5,474,273	(3,734,539)	3,072,302
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	859,295	317,554	1,898,973	1,830,316	1,815,455	1,284,619
Transfers between variable and fixed accounts, net	1,570,514	1,141,478	(667,834)	3,734,988	6,526,749	(6,748,784)
Policy maintenance charges	(341,785)	(146,725)	(1,351,195)	(1,219,585)	(997,802)	(969,662)
Policy benefits and terminations	(144,330)	—	(432,135)	(851,018)	(695,188)	(1,552,480)
Policy loans and loan repayments	(8,892)	—	39,297	(236,546)	(143,601)	(75,821)
Other	346	(277)	10,422	11,720	11,787	10,689
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	1,935,148	1,312,030	(502,472)	3,269,875	6,517,400	(8,051,439)
NET INCREASE (DECREASE) IN NET ASSETS	1,712,839	1,434,064	(5,298,511)	8,744,148	2,782,861	(4,979,137)
NET ASSETS
Beginning of Year	1,725,808	291,744	31,874,360	23,130,212	25,411,956	30,391,093
End of Year	$3,438,647	$1,725,808	$26,575,849	$31,874,360	$28,194,817	$25,411,956

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	American Funds IS Asset		American Funds IS		American Funds IS
	Allocation Class 4		Growth Class 4		Growth-Income Class 4
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$784,661	$633,986	$203,184	$305,895	$1,091,984	$1,024,735
Realized gain (loss) on investments	2,716,742	2,347,801	8,877,771	7,098,680	6,666,925	5,090,662
Change in net unrealized appreciation (depreciation) on investments	(6,098,135)	3,524,593	(9,228,702)	9,564,435	(9,327,870)	9,388,064
Net Increase (Decrease) in Net Assets Resulting from Operations	(2,596,732)	6,506,380	(147,747)	16,969,010	(1,568,961)	15,503,461
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	5,332,045	4,949,117	4,525,276	3,912,893	4,986,438	4,274,256
Transfers between variable and fixed accounts, net	4,352,286	3,814,080	(334,400)	(732,678)	580,096	1,510,120
Policy maintenance charges	(3,033,738)	(2,712,613)	(3,285,617)	(3,073,294)	(4,052,567)	(3,934,134)
Policy benefits and terminations	(2,845,002)	(1,927,857)	(3,187,640)	(2,990,055)	(3,271,454)	(3,089,872)
Policy loans and loan repayments	(181,814)	38,330	(492,581)	(159,301)	(368,484)	(266,585)
Other	4,762	14,161	38,426	29,064	46,775	24,134
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	3,628,539	4,175,218	(2,736,536)	(3,013,371)	(2,079,196)	(1,482,081)
NET INCREASE (DECREASE) IN NET ASSETS	1,031,807	10,681,598	(2,884,283)	13,955,639	(3,648,157)	14,021,380
NET ASSETS
Beginning of Year	50,666,058	39,984,460	76,229,437	62,273,798	85,054,785	71,033,405
End of Year	$51,697,865	$50,666,058	$73,345,154	$76,229,437	$81,406,628	$85,054,785

	BlackRock Basic Value		BlackRock Global Allocation		BlackRock iShares
	V.I. Class III		V.I. Class III		Dynamic Allocation V.I. Class I
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$299,724	$245,882	$546,330	$770,214	$8,893	$12,824
Realized gain (loss) on investments	2,285,707	(1,062,198)	3,173,826	602,800	47,036	6,815
Change in net unrealized appreciation (depreciation) on investments	(4,116,427)	2,389,687	(8,541,476)	6,337,194	(105,012)	56,488
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,530,996)	1,573,371	(4,821,320)	7,710,208	(49,083)	76,127
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	984,526	1,103,496	4,693,982	4,944,817	119,117	59,158
Transfers between variable and fixed accounts, net	(1,444,663)	(10,440,420)	2,158,304	(333,736)	259,851	376,617
Policy maintenance charges	(762,077)	(1,012,148)	(3,318,117)	(3,373,499)	(66,450)	(50,471)
Policy benefits and terminations	(438,917)	(792,389)	(3,139,666)	(3,618,534)	(102,361)	—
Policy loans and loan repayments	(66,686)	(100,008)	802,485	(443,102)	(3,085)	101
Other	15,234	9,498	45,622	39,367	1,341	133
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(1,712,583)	(11,231,971)	1,242,610	(2,784,687)	208,413	385,538
NET INCREASE (DECREASE) IN NET ASSETS	(3,243,579)	(9,658,600)	(3,578,710)	4,925,521	159,330	461,665
NET ASSETS
Beginning of Year	20,688,609	30,347,209	61,831,771	56,906,250	699,104	237,439
End of Year	$17,445,030	$20,688,609	$58,253,061	$61,831,771	$858,434	$699,104

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	Dreyfus VIF		Fidelity VIP Contrafund		Fidelity VIP Freedom 2010
	Appreciation Service Shares		Service Class 2		Portfolio Service Class 2
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$6,014	$4,304	$257,855	$432,348	$19,913	$18,296
Realized gain (loss) on investments	68,062	35,469	7,530,332	5,631,665	51,738	34,780
Change in net unrealized appreciation (depreciation) on investments	(123,419)	68,046	(11,334,323)	4,802,233	(133,369)	106,208
Net Increase (Decrease) in Net Assets Resulting from Operations	(49,343)	107,819	(3,546,136)	10,866,246	(61,718)	159,284
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	49,590	36,146	2,832,037	3,065,995	28,392	34,371
Transfers between variable and fixed accounts, net	128,986	(229,351)	(1,158,980)	(245,042)	76,160	512,629
Policy maintenance charges	(28,874)	(24,308)	(2,286,651)	(2,433,236)	(43,435)	(47,371)
Policy benefits and terminations	(16,212)	(425)	(2,962,709)	(3,552,468)	(118,264)	(34,452)
Policy loans and loan repayments	2,811	(9,895)	85,068	(379,455)	(10,870)	3,326
Other	276	164	23,500	23,625	1,286	493
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	136,577	(227,669)	(3,467,735)	(3,520,581)	(66,731)	468,996
NET INCREASE (DECREASE) IN NET ASSETS	87,234	(119,850)	(7,013,871)	7,345,665	(128,449)	628,280
NET ASSETS
Beginning of Year	473,114	592,964	59,085,350	51,739,685	1,446,306	818,026
End of Year	$560,348	$473,114	$52,071,479	$59,085,350	$1,317,857	$1,446,306

	Fidelity VIP Freedom 2015		Fidelity VIP Freedom 2020		Fidelity VIP Freedom 2025
	Portfolio Service Class 2		Portfolio Service Class 2		Portfolio Service Class 2
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$31,184	$42,233	$96,070	$98,206	$118,530	$118,358
Realized gain (loss) on investments	200,550	208,416	511,753	524,021	380,785	651,667
Change in net unrealized appreciation (depreciation) on investments	(360,809)	219,001	(1,049,136)	576,657	(1,125,109)	856,368
Net Increase (Decrease) in Net Assets Resulting from Operations	(129,075)	469,650	(441,313)	1,198,884	(625,794)	1,626,393
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	105,586	138,346	319,068	431,987	629,210	873,109
Transfers between variable and fixed accounts, net	(985,850)	804,737	(564,618)	(380,675)	(189,770)	(955,337)
Policy maintenance charges	(138,620)	(153,611)	(360,621)	(450,743)	(510,184)	(493,178)
Policy benefits and terminations	(156,749)	(234,636)	(194,071)	(487,523)	(221,682)	(270,250)
Policy loans and loan repayments	(18,529)	8	(113,388)	(8,196)	(84,453)	(31,811)
Other	2,012	2,149	7,749	7,348	7,193	5,034
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(1,192,150)	556,993	(905,881)	(887,802)	(369,686)	(872,433)
NET INCREASE (DECREASE) IN NET ASSETS	(1,321,225)	1,026,643	(1,347,194)	311,082	(995,480)	753,960
NET ASSETS
Beginning of Year	3,422,055	2,395,412	8,251,807	7,940,725	10,026,036	9,272,076
End of Year	$2,100,830	$3,422,055	$6,904,613	$8,251,807	$9,030,556	$10,026,036

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	Fidelity VIP Freedom 2030		Fidelity VIP Freedom 2035		Fidelity VIP Freedom 2045
	Portfolio Service Class 2		Portfolio Service Class 2		Portfolio Service Class 2
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$121,456	$124,547	$79,088	$68,259	$67,988	$57,512
Realized gain (loss) on investments	750,529	1,046,144	254,681	244,251	203,786	180,474
Change in net unrealized appreciation (depreciation) on investments	(1,701,703)	883,216	(1,113,897)	817,693	(1,004,260)	671,617
Net Increase (Decrease) in Net Assets Resulting from Operations	(829,718)	2,053,907	(780,128)	1,130,203	(732,486)	909,603
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	782,122	829,041	1,429,819	1,204,447	1,230,932	1,164,845
Transfers between variable and fixed accounts, net	(136,307)	(227,554)	460,147	1,181,390	840,095	1,273,572
Policy maintenance charges	(581,898)	(554,822)	(523,842)	(423,611)	(605,306)	(478,775)
Policy benefits and terminations	(934,099)	(660,963)	(318,103)	(310,246)	(393,860)	(65,982)
Policy loans and loan repayments	(76,972)	(43,086)	(63,920)	71,934	(72,217)	(63,459)
Other	13,025	7,189	1,788	(3,828)	(585)	(88)
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(934,129)	(650,195)	985,889	1,720,086	999,059	1,830,113
NET INCREASE (DECREASE) IN NET ASSETS	(1,763,847)	1,403,712	205,761	2,850,289	266,573	2,739,716
NET ASSETS
Beginning of Year	11,481,094	10,077,382	7,261,287	4,410,998	6,367,437	3,627,721
End of Year	$9,717,247	$11,481,094	$7,467,048	$7,261,287	$6,634,010	$6,367,437

	Fidelity VIP Freedom Income		Fidelity VIP Government		Fidelity VIP
	Portfolio Service Class 2		Money Market Service Class		Growth Service Class 2
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$21,000	$18,273	$2,398,529	$858,222	$4,708	$6,301
Realized gain (loss) on investments	22,560	28,185	—	—	1,873,458	801,531
Change in net unrealized appreciation (depreciation) on investments	(76,041)	70,451	—	—	(1,878,841)	1,725,358
Net Increase (Decrease) in Net Assets Resulting from Operations	(32,481)	116,909	2,398,529	858,222	(675)	2,533,190
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	65,722	48,342	92,934,514	116,019,709	566,734	524,946
Transfers between variable and fixed accounts, net	13,123	(204,346)	(2,024,754)	(90,762,748)	(1,802,199)	2,682,154
Policy maintenance charges	(63,857)	(67,714)	(18,040,924)	(17,738,217)	(418,242)	(369,164)
Policy benefits and terminations	(19,021)	(57,138)	(26,531,437)	(16,086,147)	(591,566)	(395,727)
Policy loans and loan repayments	(12,647)	674	(5,867,943)	(8,092,626)	106,705	(252,314)
Other	914	942	336,321	227,506	5,393	3,217
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(15,766)	(279,240)	40,805,777	(16,432,523)	(2,133,175)	2,193,112
NET INCREASE (DECREASE) IN NET ASSETS	(48,247)	(162,331)	43,204,306	(15,574,301)	(2,133,850)	4,726,302
NET ASSETS
Beginning of Year	1,416,308	1,578,639	143,551,113	159,125,414	11,484,643	6,758,341
End of Year	$1,368,061	$1,416,308	$186,755,419	$143,551,113	$9,350,793	$11,484,643

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	Fidelity VIP		Fidelity VIP Value		Templeton
	Mid Cap Service Class 2		Strategies Service Class 2		Foreign VIP Class 2
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$141,547	$183,589	$39,226	$78,503	$621,298	$594,580
Realized gain (loss) on investments	4,697,382	2,258,495	61,499	1,557,373	(776,658)	(452,238)
Change in net unrealized appreciation (depreciation) on investments	(9,339,994)	4,562,239	(987,986)	(543,409)	(3,446,512)	3,264,275
Net Increase (Decrease) in Net Assets Resulting from Operations	(4,501,065)	7,004,323	(887,261)	1,092,467	(3,601,872)	3,406,617
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	1,854,879	1,846,324	274,635	485,048	1,125,204	1,269,200
Transfers between variable and fixed accounts, net	(7,624,155)	(279,165)	(1,506,113)	(125,563)	(1,433,145)	3,557,687
Policy maintenance charges	(1,299,205)	(1,295,505)	(231,299)	(284,556)	(1,133,688)	(1,163,511)
Policy benefits and terminations	(1,434,125)	(1,876,614)	(219,599)	(178,188)	(1,233,002)	(476,426)
Policy loans and loan repayments	(100,809)	(109,787)	(10,747)	(60,554)	76,511	353
Other	35,202	25,804	5,181	4,096	11,021	8,258
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(8,568,213)	(1,688,943)	(1,687,942)	(159,717)	(2,587,099)	3,195,561
NET INCREASE (DECREASE) IN NET ASSETS	(13,069,278)	5,315,380	(2,575,203)	932,750	(6,188,971)	6,602,178
NET ASSETS
Beginning of Year	40,168,338	34,852,958	6,764,522	5,831,772	25,854,408	19,252,230
End of Year	$27,099,060	$40,168,338	$4,189,319	$6,764,522	$19,665,437	$25,854,408

	Templeton		Janus Henderson		Janus Henderson
	Global Bond VIP Class 2		Enterprise Service Shares		Overseas Service Shares
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$24,516	$24,323	$262,219	$268,412
Realized gain (loss) on investments	(497,372)	(415,481)	1,407,993	1,298,941	(774,342)	(485,030)
Change in net unrealized appreciation (depreciation) on investments	1,166,652	1,001,028	(1,675,137)	2,594,399	(1,960,623)	4,368,730
Net Increase (Decrease) in Net Assets Resulting from Operations	669,280	585,547	(242,628)	3,917,663	(2,472,746)	4,152,112
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	2,441,884	2,070,400	1,135,394	817,838	1,035,685	1,015,231
Transfers between variable and fixed accounts, net	8,445,314	2,356,419	4,546,240	2,264,659	(13,131,911)	13,201,731
Policy maintenance charges	(1,447,808)	(1,419,943)	(701,682)	(598,194)	(665,549)	(685,177)
Policy benefits and terminations	(979,633)	(1,260,655)	(484,672)	(1,097,716)	(534,251)	(329,915)
Policy loans and loan repayments	(113,377)	(191,474)	(182,422)	(49,021)	(81,546)	782
Other	37,229	31,934	11,933	7,050	13,675	10,379
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	8,383,609	1,586,681	4,324,791	1,344,616	(13,363,897)	13,213,031
NET INCREASE (DECREASE) IN NET ASSETS	9,052,889	2,172,228	4,082,163	5,262,279	(15,836,643)	17,365,143
NET ASSETS
Beginning of Year	32,396,884	30,224,656	18,756,505	13,494,226	29,579,536	12,214,393
End of Year	$41,449,773	$32,396,884	$22,838,668	$18,756,505	$13,742,893	$29,579,536

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year/Period Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	Lazard Retirement Global		Lazard Retirement International		Lazard Retirement
	Dynamic Multi-Asset Service Class		Equity Service Class (1)		US Equity Select Service Class
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$20,147	$—	$5,459		$10,959	$19,386
Realized gain (loss) on investments	125,388	79,376	19,082		179,047	19,676
Change in net unrealized appreciation (depreciation) on investments	(244,790)	145,789	(60,411)		(249,291)	172,209
Net Increase (Decrease) in Net Assets Resulting from Operations	(99,255)	225,165	(35,870)		(59,285)	211,271
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	179,765	119,748	3,647		249,192	96,345
Transfers between variable and fixed accounts, net	216,452	63,455	369,232		110,755	(123,646)
Policy maintenance charges	(84,440)	(74,180)	(2,044)		(118,637)	(93,755)
Policy benefits and terminations	(111,783)	(41,179)	—		(110,919)	(71,181)
Policy loans and loan repayments	(17,050)	22,502	—		(1,065)	(19,354)
Other	2,149	887	12		291	606
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	185,093	91,233	370,847		129,617	(210,985)
NET INCREASE (DECREASE) IN NET ASSETS	85,838	316,398	334,977		70,332	286
NET ASSETS
Beginning of Year or Period	1,366,503	1,050,105	—		1,278,301	1,278,015
End of Year or Period	$1,452,341	$1,366,503	$334,977		$1,348,633	$1,278,301

	ClearBridge Variable		ClearBridge Variable		Western Asset Variable
	Aggressive Growth - Class II		Mid Cap - Class II		Global High Yield Bond - Class II
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$79,997	$58,997	$18,461	$25,571	$21,434	$36,343
Realized gain (loss) on investments	682,964	1,377,042	443,446	843,760	(2,660)	16,042
Change in net unrealized appreciation (depreciation) on investments	(2,433,878)	1,698,119	(1,771,177)	759,312	(35,798)	(7,012)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,670,917)	3,134,158	(1,309,270)	1,628,643	(17,024)	45,373
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	2,390,844	2,457,775	607,000	912,287	26,046	12,020
Transfers between variable and fixed accounts, net	(3,840,103)	(432,186)	(3,524,928)	(1,517,686)	(410,226)	451,610
Policy maintenance charges	(1,466,900)	(1,492,843)	(409,785)	(571,004)	(26,279)	(24,991)
Policy benefits and terminations	(518,028)	(373,356)	(214,330)	(453,717)	(5,952)	(24,261)
Policy loans and loan repayments	(87,967)	36,195	(4,003)	57,320	(659)	(256)
Other	14,043	8,117	6,131	4,467	223	166
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(3,508,111)	203,702	(3,539,915)	(1,568,333)	(416,847)	414,288
NET INCREASE (DECREASE) IN NET ASSETS	(5,179,028)	3,337,860	(4,849,185)	60,310	(433,871)	459,661
NET ASSETS
Beginning of Year	22,977,075	19,639,215	13,903,781	13,843,471	857,701	398,040
End of Year	$17,798,047	$22,977,075	$9,054,596	$13,903,781	$423,830	$857,701

(1) Operations commenced or resumed during 2018 (See Financial Highlights for commencement date of operations).

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	Lord Abbett		Lord Abbett		Lord Abbett
	Bond Debenture Class VC		Developing Growth Class VC		Fundamental Equity Class VC
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$600,761	$340,839	$—	$—	$91,570	$64,408
Realized gain (loss) on investments	292,031	212,010	4,591,877	(131,131)	822,345	396,241
Change in net unrealized appreciation (depreciation) on investments	(1,370,303)	41,267	(4,761,916)	2,923,340	(1,413,094)	267,409
Net Increase (Decrease) in Net Assets Resulting from Operations	(477,511)	594,116	(170,039)	2,792,209	(499,179)	728,058
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	1,159,421	832,222	931,831	566,717	346,493	373,934
Transfers between variable and fixed accounts, net	3,079,187	4,639,171	5,101,832	813,277	(286,281)	(252,126)
Policy maintenance charges	(643,886)	(456,263)	(642,587)	(437,187)	(325,180)	(333,973)
Policy benefits and terminations	(89,388)	(607,117)	(545,117)	(344,476)	(37,870)	(171,312)
Policy loans and loan repayments	(37,556)	77,109	50,941	4,312	(17,946)	(22,332)
Other	3,641	2,442	13,619	(1,081)	3,797	1,950
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	3,471,419	4,487,564	4,910,519	601,562	(316,987)	(403,859)
NET INCREASE (DECREASE) IN NET ASSETS	2,993,908	5,081,680	4,740,480	3,393,771	(816,166)	324,199
NET ASSETS
Beginning of Year	10,337,577	5,255,897	12,672,569	9,278,798	6,341,334	6,017,135
End of Year	$13,331,485	$10,337,577	$17,413,049	$12,672,569	$5,525,168	$6,341,334

	Lord Abbett
	Total Return Class VC		I		II
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$1,456,556	$1,086,206	$869,364	$1,179,313	$—	$—
Realized gain (loss) on investments	(277,817)	(112,106)	2,477,640	631,556	8,076,575	3,477,412
Change in net unrealized appreciation (depreciation) on investments	(1,630,394)	645,583	(16,574,924)	13,132,846	(10,330,491)	10,939,269
Net Increase (Decrease) in Net Assets Resulting from Operations	(451,655)	1,619,683	(13,227,920)	14,943,715	(2,253,916)	14,416,681
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	5,104,947	5,342,133	2,637,382	2,832,517	2,053,561	1,843,018
Transfers between variable and fixed accounts, net	(517,168)	2,435,598	(11,178,532)	(1,623,493)	(18,109)	(1,302,299)
Policy maintenance charges	(3,153,447)	(3,038,381)	(1,806,759)	(2,044,150)	(1,639,076)	(1,611,510)
Policy benefits and terminations	(939,722)	(1,534,289)	(1,196,919)	(2,029,756)	(898,803)	(1,422,400)
Policy loans and loan repayments	(4,087)	(70,489)	(305,594)	155,223	(339,819)	24,944
Other	25,724	21,212	61,768	39,135	29,099	14,640
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	516,247	3,155,784	(11,788,654)	(2,670,524)	(813,147)	(2,453,607)
NET INCREASE (DECREASE) IN NET ASSETS	64,592	4,775,467	(25,016,574)	12,273,191	(3,067,063)	11,963,074
NET ASSETS
Beginning of Year	45,593,441	40,817,974	76,045,912	63,772,721	50,175,826	38,212,752
End of Year	$45,658,033	$45,593,441	$51,029,338	$76,045,912	$47,108,763	$50,175,826

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
					MFS New Discovery Series -
	III		V		Service Class
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$178,092	$—	$419,483	$425,439	$—	$—
Realized gain (loss) on investments	12,919,062	9,556,029	2,218,766	2,377,008	4,458,460	772,590
Change in net unrealized appreciation (depreciation) on investments	(21,110,389)	1,027,695	(6,245,397)	1,201,252	(6,022,051)	3,465,719
Net Increase (Decrease) in Net Assets Resulting from Operations	(8,013,235)	10,583,724	(3,607,148)	4,003,699	(1,563,591)	4,238,309
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	2,295,027	2,293,200	1,241,179	1,323,131	1,851,670	1,334,311
Transfers between variable and fixed accounts, net	(5,180,685)	(3,084,584)	(905,033)	(1,458,883)	(11,187,946)	9,694,063
Policy maintenance charges	(1,918,441)	(1,937,413)	(967,776)	(1,039,516)	(1,300,351)	(905,880)
Policy benefits and terminations	(871,497)	(1,872,899)	(505,775)	(862,317)	(498,923)	(1,025,801)
Policy loans and loan repayments	(420,908)	250,007	(167,745)	81,877	(45,940)	(229,990)
Other	35,433	28,389	17,864	12,475	22,506	5,006
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(6,061,071)	(4,323,300)	(1,287,286)	(1,943,233)	(11,158,984)	8,871,709
NET INCREASE (DECREASE) IN NET ASSETS	(14,074,306)	6,260,424	(4,894,434)	2,060,466	(12,722,575)	13,110,018
NET ASSETS
Beginning of Year	64,501,201	58,240,777	30,370,493	28,310,027	26,556,475	13,446,457
End of Year	$50,426,895	$64,501,201	$25,476,059	$30,370,493	$13,833,900	$26,556,475

	MFS Utilities Series -		MFS Value Series -		Neuberger Berman
	Service Class		Service Class		Sustainable Equity Class I
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$98,405	$493,175	$218,188	$231,012	$2,419	$2,029
Realized gain (loss) on investments	(360,040)	(469,115)	1,463,166	745,725	41,407	18,769
Change in net unrealized appreciation (depreciation) on investments	353,511	1,555,499	(3,448,216)	1,104,278	(83,317)	42,821
Net Increase (Decrease) in Net Assets Resulting from Operations	91,876	1,579,559	(1,766,862)	2,081,015	(39,491)	63,619
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	742,229	807,819	1,376,989	1,117,940	52,013	26,900
Transfers between variable and fixed accounts, net	(360,484)	(648,603)	534,586	4,878,703	168,880	65,753
Policy maintenance charges	(510,530)	(540,885)	(842,729)	(573,917)	(31,454)	(21,481)
Policy benefits and terminations	(438,548)	(554,943)	(1,025,921)	(749,898)	(9,333)	(777)
Policy loans and loan repayments	3,720	(131,231)	(48,198)	(14,567)	(1,209)	3,503
Other	9,932	7,752	(1,476)	6,278	174	194
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(553,681)	(1,060,091)	(6,749)	4,664,539	179,071	74,092
NET INCREASE (DECREASE) IN NET ASSETS	(461,805)	519,468	(1,773,611)	6,745,554	139,580	137,711
NET ASSETS
Beginning of Year	11,659,870	11,140,402	17,373,432	10,627,878	452,469	314,758
End of Year	$11,198,065	$11,659,870	$15,599,821	$17,373,432	$592,049	$452,469

See Notes to Financial Statements

	Variable Accounts
	Year/Period Ended	Year Ended	Year/Period Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	Oppenheimer Global Fund/VA		Oppenheimer Main Street Small		PIMCO Global Multi-Asset
	Service Shares		Cap Fund VA Non-Service Shares (1)		Managed Allocation - Advisor Class
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$79,979	$57,328	$122		$102,353	$136,534
Realized gain (loss) on investments	1,093,137	(96,717)	2,650		492,352	(22,523)
Change in net unrealized appreciation (depreciation) on investments	(2,721,015)	2,407,224	(93,346)		(936,474)	701,749
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,547,899)	2,367,835	(90,574)		(341,769)	815,760
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	823,337	666,335	26,863		468,552	521,145
Transfers between variable and fixed accounts, net	1,294,423	1,341,114	544,272		(603,772)	344,761
Policy maintenance charges	(465,275)	(350,603)	(8,877)		(359,141)	(369,233)
Policy benefits and terminations	(184,992)	(282,247)	—		(125,195)	(125,772)
Policy loans and loan repayments	(71,368)	3,676	—		(16,519)	(22,306)
Other	6,093	4,953	179		3,885	2,038
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	1,402,218	1,383,228	562,437		(632,190)	350,633
NET INCREASE (DECREASE) IN NET ASSETS	(145,681)	3,751,063	471,863		(973,959)	1,166,393
NET ASSETS
Beginning of Year or Period	10,137,154	6,386,091	—		6,933,088	5,766,695
End of Year or Period	$9,991,473	$10,137,154	$471,863		$5,959,129	$6,933,088

	PIMCO Income -		Royce		State Street
	Administrative Class (1)		Micro-Cap Service Class		Total Return V.I.S. Class 3
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$3,300		$—	$11,044	$22,737	$27,300
Realized gain (loss) on investments	1,311		79,583	139,893	275,687	38,091
Change in net unrealized appreciation (depreciation) on investments	(3,015)		(314,735)	(60,709)	(368,878)	140,837
Net Increase (Decrease) in Net Assets Resulting from Operations	1,596		(235,152)	90,228	(70,454)	206,228
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	9,161		215,884	180,191	139,082	134,626
Transfers between variable and fixed accounts, net	293,148		213,936	(174,655)	(307,023)	(75,156)
Policy maintenance charges	(3,996)		(128,888)	(119,665)	(101,462)	(112,240)
Policy benefits and terminations	—		(39,607)	(25,812)	(190,894)	(19,477)
Policy loans and loan repayments	—		(22,000)	(27,121)	(2,183)	(8,522)
Other	86		1,217	987	1,364	552
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	298,399		240,542	(166,075)	(461,116)	(80,217)
NET INCREASE (DECREASE) IN NET ASSETS	299,995		5,390	(75,847)	(531,570)	126,011
NET ASSETS
Beginning of Year or Period	—		2,081,751	2,157,598	1,613,967	1,487,956
End of Year or Period	$299,995		$2,087,141	$2,081,751	$1,082,397	$1,613,967

(1) Operations commenced or resumed during 2018 (See Financial Highlights for commencement date of operations).

See Notes to Financial Statements

	Variable Accounts
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	T. Rowe Price		T. Rowe Price		VanEck VIP
	Blue Chip Growth - II		Equity Income - II		Global Hard Assets Initial Class
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$1,228,252	$983,137	$—	$—
Realized gain (loss) on investments	8,636,835	4,221,739	7,204,511	7,980,479	(3,006,140)	(2,392,828)
Change in net unrealized appreciation (depreciation) on investments	(7,182,826)	22,862,432	(15,085,529)	513,522	(5,582,082)	1,387,277
Net Increase (Decrease) in Net Assets Resulting from Operations	1,454,009	27,084,171	(6,652,766)	9,477,138	(8,588,222)	(1,005,551)
INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Payments received from policyholders	6,630,721	5,830,981	4,415,614	4,399,849	1,498,141	1,956,853
Transfers between variable and fixed accounts, net	6,917,807	3,792,911	95,550	(1,090,330)	(2,879,562)	(1,584,688)
Policy maintenance charges	(4,694,568)	(3,989,798)	(2,832,535)	(2,777,846)	(1,171,479)	(1,474,710)
Policy benefits and terminations	(2,326,169)	(2,814,336)	(1,370,806)	(1,616,930)	(1,219,956)	(1,771,632)
Policy loans and loan repayments	(240,029)	(51,430)	(214,198)	(344,025)	23,008	(231,445)
Other	53,144	20,797	43,766	21,238	22,703	16,554
Net Increase (Decrease) in Net Assets Derived from Policy Transactions	6,340,906	2,789,125	137,391	(1,408,044)	(3,727,145)	(3,089,068)
NET INCREASE (DECREASE) IN NET ASSETS	7,794,915	29,873,296	(6,515,375)	8,069,094	(12,315,367)	(4,094,619)
NET ASSETS
Beginning of Year	104,857,855	74,984,559	68,562,373	60,493,279	33,362,689	37,457,308
End of Year	$112,652,770	$104,857,855	$62,046,998	$68,562,373	$21,047,322	$33,362,689

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

FINANCIAL HIGHLIGHTS

A summary of accumulation unit values (“AUV”), units outstanding, net assets, investment income ratios, expense ratios, and total returns for each year or period ended December 31 are presented in the table below.

	At the End of Each Year or Period
Variable Accounts		Units	Net	Investment	Expense	Total
For Each Year or Period	AUV	Outstanding	Assets	Income Ratios (1)	Ratios (2)	Returns (3)
Core Income
2018	$10.53	167,311	$1,761,577	0.00%	0.00%	(1.94)%
2017	10.74	145,779	1,565,280	0.00%	0.00%	5.00%
2016	10.23	94,173	962,966	0.00%	0.00%	5.24%
05/05/2015 - 12/31/2015	9.72	34,481	335,041	0.00%	0.00%	(2.68)%
Diversified Bond
2018	$16.57	4,715,224	$78,141,430	0.00%	0.00%	(1.36)%
2017	16.80	4,041,066	67,890,781	0.00%	0.00%	6.88%
2016	15.72	3,809,611	59,882,580	0.00%	0.00%	5.04%
2015	14.96	3,982,935	59,602,017	0.00%	0.00%	1.05%
2014	14.81	2,880,608	42,657,892	0.00%	0.00%	7.69%
Floating Rate Income
2018	$11.64	887,439	$10,330,388	0.00%	0.00%	(0.03)%
2017	11.64	327,340	3,811,432	0.00%	0.00%	3.76%
2016	11.22	436,109	4,893,812	0.00%	0.00%	8.38%
2015	10.35	291,820	3,021,433	0.00%	0.00%	0.86%
2014	10.27	236,154	2,424,132	0.00%	0.00%	0.41%
Floating Rate Loan
2018	$12.21	1,848,674	$22,570,633	0.00%	0.00%	0.15%
2017	12.19	1,421,081	17,324,778	0.00%	0.00%	3.93%
2016	11.73	1,371,318	16,086,437	0.00%	0.00%	9.65%
2015	10.70	1,221,751	13,070,964	0.00%	0.00%	(1.01)%
2014	10.81	1,393,249	15,058,356	0.00%	0.00%	0.84%
High Yield Bond
2018	$73.22	897,767	$65,738,787	0.00%	0.00%	(3.27)%
2017	75.70	1,170,958	88,641,781	0.00%	0.00%	7.75%
2016	70.26	1,228,601	86,316,214	0.00%	0.00%	15.37%
2015	60.90	1,229,387	74,867,908	0.00%	0.00%	(4.64)%
2014	63.86	1,388,604	88,676,845	0.00%	0.00%	0.37%
Inflation Managed
2018	$59.60	1,148,124	$68,429,647	0.00%	0.00%	(2.15)%
2017	60.91	1,282,494	78,120,827	0.00%	0.00%	3.68%
2016	58.75	1,359,183	79,852,294	0.00%	0.00%	5.12%
2015	55.89	1,549,397	86,594,475	0.00%	0.00%	(3.06)%
2014	57.65	1,664,599	95,968,434	0.00%	0.00%	3.11%
Inflation Strategy
2018	$10.58	154,745	$1,636,982	0.00%	0.00%	(1.54)%
2017	10.74	175,180	1,882,121	0.00%	0.00%	3.15%
2016	10.42	179,375	1,868,431	0.00%	0.00%	1.86%
2015	10.23	172,565	1,764,671	0.00%	0.00%	(3.21)%
2014	10.57	128,533	1,357,952	0.00%	0.00%	2.33%
Managed Bond
2018	$69.33	3,551,282	$246,210,774	0.00%	0.00%	(0.60)%
2017	69.75	3,780,655	263,703,471	0.00%	0.00%	4.72%
2016	66.61	3,769,236	251,060,504	0.00%	0.00%	2.87%
2015	64.75	3,983,159	257,900,063	0.00%	0.00%	0.56%
2014	64.39	4,337,906	279,297,740	0.00%	0.00%	4.43%
Short Duration Bond
2018	$13.25	6,044,529	$80,079,874	0.00%	0.00%	1.14%
2017	13.10	5,442,202	71,288,686	0.00%	0.00%	1.26%
2016	12.94	5,102,810	66,014,329	0.00%	0.00%	1.69%
2015	12.72	5,175,943	65,848,006	0.00%	0.00%	0.31%
2014	12.68	5,302,346	67,244,702	0.00%	0.00%	0.67%
Emerging Markets Debt
2018	$11.90	790,914	$9,413,392	0.00%	0.00%	(5.45)%
2017	12.59	569,579	7,170,039	0.00%	0.00%	13.09%
2016	11.13	405,209	4,510,324	0.00%	0.00%	17.02%
2015	9.51	331,740	3,155,483	0.00%	0.00%	(4.42)%
2014	9.95	370,370	3,685,923	0.00%	0.00%	(3.83)%

See Notes to Financial Statements	See explanation of references on page SA-41

	At the End of Each Year
Variable Accounts		Units	Net	Investment	Expense	Total
For Each Year	AUV	Outstanding	Assets	Income Ratios (1)	Ratios (2)	Returns (3)
Comstock
2018	$22.85	2,311,206	$52,802,349	0.00%	0.00%	(12.37)%
2017	26.07	2,386,466	62,218,676	0.00%	0.00%	17.76%
2016	22.14	2,437,685	53,967,659	0.00%	0.00%	17.50%
2015	18.84	2,641,820	49,777,023	0.00%	0.00%	(6.05)%
2014	20.05	2,726,701	54,683,932	0.00%	0.00%	9.16%
Developing Growth
2018	$27.73	744,024	$20,633,830	0.00%	0.00%	5.55%
2017	26.27	830,450	21,819,053	0.00%	0.00%	30.21%
2016	20.18	925,932	18,682,832	0.00%	0.00%	(2.46)%
2015	20.69	1,043,414	21,584,184	0.00%	0.00%	(8.35)%
2014	22.57	1,253,537	28,293,919	0.00%	0.00%	0.37%
Dividend Growth
2018	$30.44	2,294,181	$69,839,212	0.00%	0.00%	(1.28)%
2017	30.84	2,445,375	75,409,686	0.00%	0.00%	19.07%
2016	25.90	2,681,618	69,451,084	0.00%	0.00%	11.46%
2015	23.24	2,576,943	59,877,324	0.00%	0.00%	2.09%
2014	22.76	2,488,413	56,635,395	0.00%	0.00%	12.10%
Equity Index
2018	$119.10	5,493,537	$654,285,469	0.00%	0.00%	(4.73)%
2017	125.01	5,817,356	727,248,009	0.00%	0.00%	21.48%
2016	102.91	6,182,763	636,257,869	0.00%	0.00%	11.61%
2015	92.20	6,492,170	598,605,189	0.00%	0.00%	1.14%
2014	91.16	6,487,525	591,431,559	0.00%	0.00%	13.38%
Focused Growth
2018	$34.07	926,960	$31,582,460	0.00%	0.00%	4.99%
2017	32.45	977,431	31,719,886	0.00%	0.00%	29.50%
2016	25.06	1,059,599	26,553,316	0.00%	0.00%	2.35%
2015	24.49	1,219,366	29,856,619	0.00%	0.00%	10.09%
2014	22.24	1,186,635	26,391,357	0.00%	0.00%	10.08%
Growth
2018	$108.94	2,023,457	$220,426,360	0.00%	0.00%	2.40%
2017	106.38	2,154,781	229,223,019	0.00%	0.00%	31.64%
2016	80.81	2,234,417	180,560,991	0.00%	0.00%	2.21%
2015	79.06	2,413,775	190,832,118	0.00%	0.00%	7.46%
2014	73.57	2,625,680	193,169,752	0.00%	0.00%	8.88%
Large-Cap Growth
2018	$18.70	2,996,469	$56,042,038	0.00%	0.00%	1.89%
2017	18.36	3,136,938	57,581,160	0.00%	0.00%	33.69%
2016	13.73	3,304,117	45,366,024	0.00%	0.00%	0.51%
2015	13.66	3,623,966	49,506,994	0.00%	0.00%	6.09%
2014	12.88	3,587,219	46,192,496	0.00%	0.00%	8.43%
Large-Cap Value
2018	$30.91	3,429,714	$106,003,437	0.00%	0.00%	(9.35)%
2017	34.09	3,596,260	122,613,899	0.00%	0.00%	13.95%
2016	29.92	3,842,569	114,975,872	0.00%	0.00%	12.87%
2015	26.51	4,134,769	109,614,833	0.00%	0.00%	(2.99)%
2014	27.33	4,512,853	123,319,633	0.00%	0.00%	11.50%
Main Street Core
2018	$108.80	1,691,823	$184,071,123	0.00%	0.00%	(7.74)%
2017	117.93	1,732,345	204,297,398	0.00%	0.00%	17.08%
2016	100.72	1,873,203	188,677,590	0.00%	0.00%	11.83%
2015	90.07	2,018,936	181,851,819	0.00%	0.00%	3.35%
2014	87.15	2,156,015	187,895,388	0.00%	0.00%	10.82%
Mid-Cap Equity
2018	$50.69	2,197,861	$111,402,477	0.00%	0.00%	(9.72)%
2017	56.14	2,128,043	119,470,666	0.00%	0.00%	24.27%
2016	45.18	2,489,213	112,453,137	0.00%	0.00%	18.42%
2015	38.15	2,499,895	95,365,248	0.00%	0.00%	1.57%
2014	37.56	2,713,308	101,910,560	0.00%	0.00%	4.23%

See Notes to Financial Statements	See explanation of references on page SA-41

	At the End of Each Year
Variable Accounts		Units	Net	Investment	Expense	Total
For Each Year	AUV	Outstanding	Assets	Income Ratios (1)	Ratios (2)	Returns (3)
Mid-Cap Growth
2018	$21.09	2,911,169	$61,402,963	0.00%	0.00%	0.16%
2017	21.06	2,965,957	62,456,500	0.00%	0.00%	27.49%
2016	16.52	2,532,603	41,831,269	0.00%	0.00%	6.27%
2015	15.54	2,796,056	43,457,009	0.00%	0.00%	(5.73)%
2014	16.49	2,994,687	49,372,310	0.00%	0.00%	8.49%
Mid-Cap Value
2018	$30.74	350,206	$10,764,614	0.00%	0.00%	(14.79)%
2017	36.07	366,995	13,239,114	0.00%	0.00%	15.46%
2016	31.24	353,984	11,059,546	0.00%	0.00%	15.29%
2015	27.10	352,002	9,539,356	0.00%	0.00%	(0.37)%
2014	27.20	468,370	12,740,459	0.00%	0.00%	6.49%
Small-Cap Equity
2018	$29.48	686,654	$20,244,694	0.00%	0.00%	(12.91)%
2017	33.85	1,060,075	35,887,262	0.00%	0.00%	8.72%
2016	31.14	1,025,626	31,936,021	0.00%	0.00%	30.42%
2015	23.87	714,514	17,058,970	0.00%	0.00%	(7.88)%
2014	25.92	727,170	18,846,564	0.00%	0.00%	1.71%
Small-Cap Index
2018	$36.80	5,266,384	$193,805,595	0.00%	0.00%	(11.55)%
2017	41.61	5,727,336	238,299,750	0.00%	0.00%	14.06%
2016	36.48	6,314,424	230,333,639	0.00%	0.00%	20.66%
2015	30.23	6,366,800	192,471,804	0.00%	0.00%	(4.93)%
2014	31.80	6,797,480	216,137,912	0.00%	0.00%	4.39%
Small-Cap Value
2018	$45.49	1,270,225	$57,779,540	0.00%	0.00%	(16.29)%
2017	54.34	1,357,500	73,765,509	0.00%	0.00%	8.65%
2016	50.01	1,457,669	72,900,676	0.00%	0.00%	29.60%
2015	38.59	1,525,317	58,862,326	0.00%	0.00%	(4.34)%
2014	40.34	1,649,099	66,523,149	0.00%	0.00%	5.64%
Value Advantage
2018	$15.39	173,629	$2,671,883	0.00%	0.00%	(9.06)%
2017	16.92	151,366	2,561,460	0.00%	0.00%	14.32%
2016	14.80	122,603	1,814,836	0.00%	0.00%	16.49%
2015	12.71	237,150	3,013,632	0.00%	0.00%	(4.69)%
2014	13.33	452,061	6,027,381	0.00%	0.00%	14.14%
Emerging Markets
2018	$44.96	3,149,480	$141,595,065	0.00%	0.00%	(11.99)%
2017	51.09	3,152,903	161,066,784	0.00%	0.00%	34.52%
2016	37.98	3,114,990	118,299,020	0.00%	0.00%	6.46%
2015	35.67	2,898,732	103,402,996	0.00%	0.00%	(14.04)%
2014	41.50	3,087,426	128,129,379	0.00%	0.00%	(4.99)%
International Large-Cap
2018	$16.89	10,003,272	$169,005,070	0.00%	0.00%	(11.81)%
2017	19.16	9,627,555	184,441,166	0.00%	0.00%	27.51%
2016	15.02	10,092,996	151,642,419	0.00%	0.00%	(0.08)%
2015	15.04	9,068,039	136,347,095	0.00%	0.00%	(0.44)%
2014	15.10	9,048,553	136,650,780	0.00%	0.00%	(5.02)%
International Small-Cap
2018	$13.56	2,635,660	$35,744,980	0.00%	0.00%	(22.16)%
2017	17.42	2,008,375	34,990,143	0.00%	0.00%	31.92%
2016	13.21	1,945,640	25,696,122	0.00%	0.00%	3.42%
2015	12.77	1,789,652	22,853,766	0.00%	0.00%	6.43%
2014	12.00	1,198,862	14,384,980	0.00%	0.00%	(2.42)%
International Value
2018	$27.62	4,221,200	$116,570,440	0.00%	0.00%	(14.96)%
2017	32.47	4,286,343	139,187,583	0.00%	0.00%	21.57%
2016	26.71	4,406,131	117,689,663	0.00%	0.00%	2.98%
2015	25.94	4,867,175	126,247,511	0.00%	0.00%	(2.63)%
2014	26.64	4,880,181	130,010,515	0.00%	0.00%	(10.54)%

See Notes to Financial Statements	See explanation of references on page SA-41

	At the End of Each Year or Period
Variable Accounts		Units	Net	Investment	Expense	Total
For Each Year or Period	AUV	Outstanding	Assets	Income Ratios (1)	Ratios (2)	Returns (3)
Health Sciences
2018	$65.07	1,073,264	$69,841,595	0.00%	0.00%	7.90%
2017	60.31	1,110,267	66,961,088	0.00%	0.00%	23.97%
2016	48.65	1,178,226	57,321,326	0.00%	0.00%	(5.97)%
2015	51.74	1,342,279	69,450,189	0.00%	0.00%	9.59%
2014	47.21	1,358,410	64,134,607	0.00%	0.00%	24.53%
Real Estate
2018	$64.44	1,144,760	$73,765,158	0.00%	0.00%	(7.45)%
2017	69.62	1,260,249	87,743,068	0.00%	0.00%	3.24%
2016	67.44	1,347,361	90,868,036	0.00%	0.00%	6.59%
2015	63.27	1,405,768	88,945,313	0.00%	0.00%	1.52%
2014	62.32	1,689,388	105,289,356	0.00%	0.00%	30.59%
Technology
2018	$12.69	1,889,298	$23,978,116	0.00%	0.00%	1.79%
2017	12.47	1,831,834	22,840,201	0.00%	0.00%	38.78%
2016	8.98	1,617,797	14,534,614	0.00%	0.00%	(6.61)%
2015	9.62	1,789,241	17,212,727	0.00%	0.00%	(3.04)%
2014	9.92	1,633,147	16,204,220	0.00%	0.00%	9.85%
Currency Strategies
2018	$11.28	104,184	$1,175,418	0.00%	0.00%	5.87%
2017	10.66	73,461	782,859	0.00%	0.00%	(3.59)%
2016	11.05	75,605	835,708	0.00%	0.00%	4.88%
2015	10.54	47,174	497,180	0.00%	0.00%	1.43%
2014	10.39	48,289	501,764	0.00%	0.00%	3.53%
Diversified Alternatives
2018	$10.44	29,525	$308,174	0.00%	0.00%	(6.60)%
2017	11.17	13,280	148,396	0.00%	0.00%	7.72%
08/11/2016 - 12/31/2016	10.37	2,618	27,157	0.00%	0.00%	0.14%
Equity Long/Short
2018	$12.53	214,352	$2,685,995	0.00%	0.00%	(17.19)%
2017	15.13	794,888	12,028,929	0.00%	0.00%	17.18%
2016	12.91	446,854	5,770,657	0.00%	0.00%	11.28%
05/14/2015 - 12/31/2015	11.60	453,903	5,267,505	0.00%	0.00%	13.56%
Global Absolute Return
2018	$10.58	300,670	$3,182,194	0.00%	0.00%	(9.27)%
2017	11.66	470,174	5,484,488	0.00%	0.00%	6.36%
2016	10.97	284,979	3,125,515	0.00%	0.00%	4.65%
2015	10.48	299,988	3,144,057	0.00%	0.00%	2.69%
2014	10.21	139,666	1,425,507	0.00%	0.00%	6.03%
Pacific Dynamix - Conservative Growth
2018	$18.29	501,015	$9,164,288	0.00%	0.00%	(3.84)%
2017	19.02	506,025	9,626,032	0.00%	0.00%	9.94%
2016	17.30	452,970	7,837,689	0.00%	0.00%	6.84%
2015	16.20	325,544	5,272,397	0.00%	0.00%	(1.10)%
2014	16.38	295,990	4,846,921	0.00%	0.00%	5.50%
Pacific Dynamix - Moderate Growth
2018	$20.86	2,301,791	$48,018,412	0.00%	0.00%	(5.53)%
2017	22.08	1,948,157	43,018,698	0.00%	0.00%	13.79%
2016	19.41	1,639,383	31,814,172	0.00%	0.00%	8.45%
2015	17.89	1,355,447	24,254,637	0.00%	0.00%	(1.85)%
2014	18.23	1,197,960	21,840,822	0.00%	0.00%	5.53%
Pacific Dynamix - Growth
2018	$23.61	2,659,611	$62,780,646	0.00%	0.00%	(7.28)%
2017	25.46	2,256,763	57,454,483	0.00%	0.00%	17.52%
2016	21.66	1,751,499	37,943,794	0.00%	0.00%	10.17%
2015	19.66	1,407,429	27,674,934	0.00%	0.00%	(2.45)%
2014	20.16	1,178,850	23,761,522	0.00%	0.00%	5.43%
Portfolio Optimization Conservative
2018	$12.81	975,302	$12,491,565	0.00%	0.00%	(3.38)%
2017	13.26	1,133,653	15,027,544	0.00%	0.00%	7.37%
2016	12.35	1,490,915	18,406,124	0.00%	0.00%	5.83%
2015	11.67	1,409,870	16,446,863	0.00%	0.00%	(0.03)%
2014	11.67	1,641,675	19,157,254	0.00%	0.00%	3.39%

See Notes to Financial Statements	See explanation of references on page SA-41

	At the End of Each Year or Period
Variable Accounts		Units	Net	Investment	Expense	Total
For Each Year or Period	AUV	Outstanding	Assets	Income Ratios (1)	Ratios (2)	Returns (3)
Portfolio Optimization Moderate-Conservative
2018	$13.61	3,525,034	$47,966,985	0.00%	0.00%	(4.99)%
2017	14.32	3,757,613	53,816,270	0.00%	0.00%	10.79%
2016	12.93	3,690,176	47,703,278	0.00%	0.00%	6.78%
2015	12.11	3,984,749	48,238,560	0.00%	0.00%	(0.41)%
2014	12.16	4,020,807	48,874,236	0.00%	0.00%	4.03%
Portfolio Optimization Moderate
2018	$14.27	15,440,564	$220,291,870	0.00%	0.00%	(6.55)%
2017	15.27	16,249,004	248,075,658	0.00%	0.00%	13.22%
2016	13.48	17,075,664	230,261,473	0.00%	0.00%	8.08%
2015	12.48	17,370,619	216,719,712	0.00%	0.00%	(0.36)%
2014	12.52	18,768,979	235,015,262	0.00%	0.00%	4.62%
Portfolio Optimization Growth
2018	$14.91	20,444,339	$304,762,868	0.00%	0.00%	(8.19)%
2017	16.24	21,030,059	341,465,441	0.00%	0.00%	16.38%
2016	13.95	22,041,635	307,509,751	0.00%	0.00%	8.81%
2015	12.82	23,509,394	301,429,810	0.00%	0.00%	(0.33)%
2014	12.86	24,137,404	310,508,205	0.00%	0.00%	5.08%
Portfolio Optimization Aggressive-Growth
2018	$15.12	9,260,158	$140,002,827	0.00%	0.00%	(9.39)%
2017	16.69	9,461,777	157,880,353	0.00%	0.00%	18.60%
2016	14.07	9,696,591	136,429,182	0.00%	0.00%	9.33%
2015	12.87	9,924,465	127,721,290	0.00%	0.00%	(0.91)%
2014	12.99	9,981,078	129,631,644	0.00%	0.00%	5.29%
PSF DFA Balanced Allocation
2018	$11.17	307,824	$3,438,647	0.00%	0.00%	(6.19)%
2017	11.91	144,930	1,725,808	0.00%	0.00%	12.98%
06/22/2016 - 12/31/2016	10.54	27,680	291,744	0.00%	0.00%	4.99%
Invesco V.I. International Growth Series II
2018	$12.52	2,121,954	$26,575,849	1.82%	0.00%	(15.20)%
2017	14.77	2,158,059	31,874,360	1.30%	0.00%	22.73%
2016	12.03	1,921,923	23,130,212	1.28%	0.00%	(0.70)%
2015	12.12	1,459,843	17,692,341	1.45%	0.00%	(2.62)%
2014	12.44	731,376	9,101,827	1.55%	0.00%	0.09%
American Century VP Mid Cap Value Class II
2018	$18.80	1,500,051	$28,194,817	1.34%	0.00%	(12.96)%
2017	21.59	1,176,754	25,411,956	1.34%	0.00%	11.47%
2016	19.37	1,568,699	30,391,093	1.72%	0.00%	22.72%
2015	15.79	645,029	10,183,156	1.50%	0.00%	(1.58)%
2014	16.04	624,670	10,019,982	1.04%	0.00%	16.24%
American Funds IS Asset Allocation Class 4
2018	$26.82	1,927,708	$51,697,865	1.50%	0.00%	(4.83)%
2017	28.18	1,797,931	50,666,058	1.42%	0.00%	15.91%
2016	24.31	1,644,596	39,984,460	1.57%	0.00%	9.16%
10/30/2015 - 12/31/2015	22.27	1,284,667	28,611,778	8.97%	0.00%	(1.53)%
American Funds IS Growth Class 4
2018	$31.47	2,330,860	$73,345,154	0.25%	0.00%	(0.50)%
2017	31.63	2,410,313	76,229,437	0.44%	0.00%	27.98%
2016	24.71	2,520,060	62,273,798	0.58%	0.00%	9.22%
10/30/2015 - 12/31/2015	22.63	2,624,363	59,378,434	4.10%	0.00%	(0.61)%
American Funds IS Growth-Income Class 4
2018	$26.82	3,035,465	$81,406,628	1.24%	0.00%	(2.06)%
2017	27.38	3,106,257	85,054,785	1.31%	0.00%	22.08%
2016	22.43	3,166,860	71,033,405	1.31%	0.00%	11.26%
10/30/2015 - 12/31/2015	20.16	3,216,948	64,856,884	7.56%	0.00%	(1.77)%
BlackRock Basic Value V.I. Class III
2018	$21.48	812,181	$17,445,030	1.53%	0.00%	(8.11)%
2017	23.38	885,032	20,688,609	0.97%	0.00%	8.01%
2016	21.64	1,402,239	30,347,209	1.64%	0.00%	17.72%
2015	18.38	1,128,066	20,738,473	1.25%	0.00%	(6.15)%
2014	19.59	1,156,612	22,656,053	1.26%	0.00%	9.63%

See Notes to Financial Statements	See explanation of references on page SA-41

	At the End of Each Year or Period
Variable Accounts		Units	Net	Investment	Expense	Total
For Each Year or Period	AUV	Outstanding	Assets	Income Ratios (1)	Ratios (2)	Returns (3)
BlackRock Global Allocation V.I. Class III
2018	$21.13	2,756,653	$58,253,061	0.87%	0.00%	(7.58)%
2017	22.86	2,704,263	61,831,771	1.27%	0.00%	13.71%
2016	20.11	2,830,002	56,906,250	1.23%	0.00%	3.80%
2015	19.37	2,967,748	57,488,722	1.04%	0.00%	(1.00)%
2014	19.57	3,051,858	59,715,627	2.33%	0.00%	1.93%
BlackRock iShares Dynamic Allocation V.I. Class I
2018	$10.81	79,395	$858,434	1.10%	0.00%	(4.94)%
2017	11.37	61,462	699,104	2.33%	0.00%	15.11%
2016	9.88	24,029	237,439	2.93%	0.00%	6.49%
06/24/2015 - 12/31/2015	9.28	8,208	76,165	4.66%	0.00%	(6.31)%
Dreyfus VIF Appreciation Service Shares
2018	$14.73	38,044	$560,348	1.04%	0.00%	(7.10)%
2017	15.86	29,840	473,114	0.99%	0.00%	27.01%
2016	12.48	47,500	592,964	1.40%	0.00%	7.63%
2015	11.60	28,744	333,384	1.44%	0.00%	(2.71)%
2014	11.92	26,021	310,213	1.71%	0.00%	7.83%
Fidelity VIP Contrafund Service Class 2
2018	$27.65	1,883,320	$52,071,479	0.44%	0.00%	(6.64)%
2017	29.62	1,995,114	59,085,350	0.77%	0.00%	21.59%
2016	24.36	2,124,204	51,739,685	0.61%	0.00%	7.73%
2015	22.61	2,375,038	53,698,385	0.78%	0.00%	0.42%
2014	22.52	2,608,821	58,739,971	0.74%	0.00%	11.65%
Fidelity VIP Freedom 2010 Portfolio Service Class 2
2018	$15.33	85,992	$1,317,857	1.44%	0.00%	(4.26)%
2017	16.01	90,352	1,446,306	1.36%	0.00%	12.80%
2016	14.19	57,642	818,026	0.93%	0.00%	5.23%
2015	13.49	130,571	1,760,903	2.18%	0.00%	(0.53)%
2014	13.56	69,725	945,335	1.44%	0.00%	4.21%
Fidelity VIP Freedom 2015 Portfolio Service Class 2
2018	$15.35	136,873	$2,100,830	1.22%	0.00%	(5.28)%
2017	16.20	211,178	3,422,055	1.22%	0.00%	14.80%
2016	14.12	169,699	2,395,412	1.40%	0.00%	5.58%
2015	13.37	148,567	1,986,342	1.57%	0.00%	(0.51)%
2014	13.44	162,254	2,180,372	1.04%	0.00%	4.45%
Fidelity VIP Freedom 2020 Portfolio Service Class 2
2018	$15.07	458,084	$6,904,613	1.20%	0.00%	(6.08)%
2017	16.05	514,191	8,251,807	1.23%	0.00%	16.26%
2016	13.80	575,261	7,940,725	1.34%	0.00%	5.80%
2015	13.05	583,650	7,614,678	1.49%	0.00%	(0.46)%
2014	13.11	662,948	8,689,115	1.46%	0.00%	4.60%
Fidelity VIP Freedom 2025 Portfolio Service Class 2
2018	$15.69	575,427	$9,030,556	1.27%	0.00%	(6.78)%
2017	16.83	595,571	10,026,036	1.16%	0.00%	17.57%
2016	14.32	647,539	9,272,076	1.34%	0.00%	5.98%
2015	13.51	645,860	8,725,897	1.69%	0.00%	(0.50)%
2014	13.58	580,865	7,887,581	1.58%	0.00%	4.85%
Fidelity VIP Freedom 2030 Portfolio Service Class 2
2018	$15.33	633,972	$9,717,247	1.06%	0.00%	(8.05)%
2017	16.67	688,721	11,481,094	1.13%	0.00%	20.69%
2016	13.81	729,608	10,077,382	1.28%	0.00%	6.37%
2015	12.98	689,894	8,957,895	1.48%	0.00%	(0.53)%
2014	13.05	678,916	8,862,251	1.39%	0.00%	4.74%
Fidelity VIP Freedom 2035 Portfolio Service Class 2
2018	$16.04	465,513	$7,467,048	1.02%	0.00%	(9.50)%
2017	17.72	409,702	7,261,287	1.22%	0.00%	23.07%
2016	14.40	306,309	4,410,998	1.26%	0.00%	6.52%
2015	13.52	241,330	3,262,497	1.52%	0.00%	(0.51)%
2014	13.59	192,608	2,617,196	1.62%	0.00%	4.65%

See Notes to Financial Statements	See explanation of references on page SA-41

	At the End of Each Year or Period
Variable Accounts		Units	Net	Investment	Expense	Total
For Each Year or Period	AUV	Outstanding	Assets	Income Ratios (1)	Ratios (2)	Returns (3)
Fidelity VIP Freedom 2045 Portfolio Service Class 2
2018	$16.13	411,180	$6,634,010	1.00%	0.00%	(10.13)%
2017	17.95	354,672	6,367,437	1.30%	0.00%	23.30%
2016	14.56	249,154	3,627,721	1.30%	0.00%	6.56%
2015	13.66	186,129	2,543,281	1.98%	0.00%	(0.53)%
2014	13.74	98,346	1,350,948	1.82%	0.00%	4.68%
Fidelity VIP Freedom Income Portfolio Service Class 2
2018	$14.17	96,545	$1,368,061	1.48%	0.00%	(2.27)%
2017	14.50	97,677	1,416,308	1.26%	0.00%	8.36%
2016	13.38	117,971	1,578,639	1.21%	0.00%	4.17%
2015	12.85	127,155	1,633,396	1.48%	0.00%	(0.57)%
2014	12.92	113,219	1,462,713	1.38%	0.00%	3.54%
Fidelity VIP Government Money Market Service Class
2018	$10.23	18,262,361	$186,755,419	1.55%	0.00%	1.55%
2017	10.07	14,255,248	143,551,113	0.57%	0.00%	0.57%
2016	10.01	15,892,701	159,125,414	0.10%	0.00%	0.10%
2015	10.00	21,920,422	219,247,668	0.01%	0.00%	0.01%
02/03/2014 - 12/31/2014	10.00	17,021,081	170,226,823	0.01%	0.00%	0.01%
Fidelity VIP Growth Service Class 2
2018	$29.93	312,428	$9,350,793	0.04%	0.00%	(0.43)%
2017	30.06	382,067	11,484,643	0.07%	0.00%	34.81%
2016	22.30	303,110	6,758,341	0.00%	0.00%	0.55%
2015	22.17	332,587	7,375,033	0.03%	0.00%	6.90%
2014	20.74	415,565	8,619,895	0.00%	0.00%	11.01%
Fidelity VIP Mid Cap Service Class 2
2018	$27.16	997,903	$27,099,060	0.40%	0.00%	(14.77)%
2017	31.86	1,260,670	40,168,338	0.49%	0.00%	20.54%
2016	26.43	1,318,480	34,852,958	0.31%	0.00%	11.92%
2015	23.62	1,513,887	35,755,277	0.25%	0.00%	(1.63)%
2014	24.01	1,620,708	38,911,844	0.02%	0.00%	6.03%
Fidelity VIP Value Strategies Service Class 2
2018	$20.77	201,665	$4,189,319	0.72%	0.00%	(17.50)%
2017	25.18	268,653	6,764,522	1.26%	0.00%	19.08%
2016	21.14	275,810	5,831,772	0.90%	0.00%	9.27%
2015	19.35	304,470	5,891,516	0.87%	0.00%	(3.19)%
2014	19.99	302,551	6,047,282	0.84%	0.00%	6.51%
Templeton Foreign VIP Class 2
2018	$11.86	1,657,982	$19,665,437	2.68%	0.00%	(15.44)%
2017	14.03	1,843,186	25,854,408	2.62%	0.00%	16.69%
2016	12.02	1,601,613	19,252,230	1.93%	0.00%	7.18%
2015	11.22	1,447,786	16,238,048	3.11%	0.00%	(6.49)%
2014	11.99	1,273,231	15,271,674	2.00%	0.00%	(11.13)%
Templeton Global Bond VIP Class 2
2018	$12.69	3,267,408	$41,449,773	0.00%	0.00%	1.94%
2017	12.44	2,603,285	32,396,884	0.00%	0.00%	1.93%
2016	12.21	2,475,500	30,224,656	0.00%	0.00%	2.94%
2015	11.86	3,133,530	37,166,857	7.70%	0.00%	(4.30)%
2014	12.39	3,383,661	41,938,819	4.98%	0.00%	1.83%
Janus Henderson Enterprise Service Shares
2018	$28.23	808,957	$22,838,668	0.11%	0.00%	(0.66)%
2017	28.42	659,947	18,756,505	0.15%	0.00%	27.09%
2016	22.36	603,394	13,494,226	0.03%	0.00%	12.10%
2015	19.95	533,026	10,633,510	0.57%	0.00%	3.77%
2014	19.23	341,813	6,571,388	0.03%	0.00%	12.24%
Janus Henderson Overseas Service Shares
2018	$9.30	1,477,959	$13,742,893	1.39%	0.00%	(15.14)%
2017	10.96	2,699,606	29,579,536	1.55%	0.00%	30.80%
2016	8.38	1,458,141	12,214,393	4.60%	0.00%	(6.71)%
2015	8.98	1,576,129	14,151,915	0.50%	0.00%	(8.80)%
2014	9.85	1,750,222	17,232,050	3.04%	0.00%	(12.10)%

See Notes to Financial Statements	See explanation of references on page SA-41

	At the End of Each Year or Period
Variable Accounts		Units	Net	Investment	Expense	Total
For Each Year or Period	AUV	Outstanding	Assets	Income Ratios (1)	Ratios (2)	Returns (3)
Lazard Retirement Global Dynamic Multi-Asset Service Class
2018	$11.79	123,198	$1,452,341	1.41%	0.00%	(6.57)%
2017	12.62	108,305	1,366,503	0.00%	0.00%	20.53%
2016	10.47	100,312	1,050,105	0.27%	0.00%	3.30%
2015	10.13	85,433	865,754	0.00%	0.00%	(0.44)%
07/22/2014 - 12/31/2014	10.18	39,227	399,289	1.45%	0.00%	(1.62)%
Lazard Retirement International Equity Service Class (4)
06/06/2018 - 12/31/2018	$8.67	38,623	$334,977	5.98%	0.00%	(13.91)%
Lazard Retirement U.S. Strategic Equity Service Class
2018	$17.65	76,430	$1,348,633	0.82%	0.00%	(3.32)%
2017	18.25	70,042	1,278,301	1.55%	0.00%	18.10%
2016	15.45	82,703	1,278,015	0.11%	0.00%	9.42%
2015	14.12	95,010	1,341,781	0.31%	0.00%	(5.44)%
2014	14.93	206,026	3,076,991	0.98%	0.00%	14.71%
ClearBridge Variable Aggressive Growth - Class II
2018	$21.72	819,363	$17,798,047	0.36%	0.00%	(8.57)%
2017	23.76	967,177	22,977,075	0.27%	0.00%	15.99%
2016	20.48	958,828	19,639,215	0.41%	0.00%	0.94%
2015	20.29	987,201	20,032,711	0.09%	0.00%	(1.94)%
2014	20.69	761,676	15,761,928	0.01%	0.00%	20.08%
ClearBridge Variable Mid Cap - Class II
2018	$19.04	475,548	$9,054,596	0.17%	0.00%	(12.80)%
2017	21.83	636,772	13,903,781	0.19%	0.00%	12.55%
2016	19.40	713,565	13,843,471	0.41%	0.00%	9.11%
2015	17.78	655,123	11,648,441	0.08%	0.00%	1.99%
2014	17.43	1,342,561	23,406,395	0.09%	0.00%	7.82%
Western Asset Variable Global High Yield Bond - Class II
2018	$10.90	38,884	$423,830	4.58%	0.00%	(4.16)%
2017	11.37	75,413	857,701	5.78%	0.00%	8.43%
2016	10.49	37,946	398,040	8.42%	0.00%	15.36%
05/20/2015 - 12/31/2015	9.09	13,290	120,845	See Note (5)	0.00%	(9.30)%
Lord Abbett Bond Debenture Class VC
2018	$11.71	1,138,822	$13,331,485	5.68%	0.00%	(4.02)%
2017	12.20	847,582	10,337,577	4.93%	0.00%	9.21%
2016	11.17	470,628	5,255,897	7.25%	0.00%	12.13%
2015	9.96	184,261	1,835,133	6.10%	0.00%	(1.53)%
05/08/2014 - 12/31/2014	10.11	72,657	734,874	14.03%	0.00%	0.98%
Lord Abbett Developing Growth Class VC
2018	$19.67	885,228	$17,413,049	0.00%	0.00%	4.88%
2017	18.75	675,697	12,672,569	0.00%	0.00%	29.92%
2016	14.44	642,778	9,278,798	0.00%	0.00%	(2.60)%
2015	14.82	413,212	6,124,411	0.00%	0.00%	(8.21)%
2014	16.15	299,887	4,842,087	0.00%	0.00%	3.71%
Lord Abbett Fundamental Equity Class VC
2018	$18.93	291,903	$5,525,168	1.50%	0.00%	(8.16)%
2017	20.61	307,699	6,341,334	1.05%	0.00%	12.57%
2016	18.31	328,682	6,017,135	1.20%	0.00%	15.74%
2015	15.82	343,590	5,434,456	1.08%	0.00%	(3.44)%
2014	16.38	458,236	7,506,229	0.39%	0.00%	7.14%
Lord Abbett Total Return Class VC
2018	$10.99	4,155,870	$45,658,033	3.07%	0.00%	(1.03)%
2017	11.10	4,107,392	45,593,441	2.50%	0.00%	3.86%
2016	10.69	3,819,255	40,817,974	2.76%	0.00%	4.26%
2015	10.25	3,418,774	35,044,072	3.06%	0.00%	(0.66)%
2014	10.32	2,204,601	22,747,259	5.53%	0.00%	6.08%
I
2018	$31.71	1,609,349	$51,029,338	1.33%	0.00%	(20.57)%
2017	39.92	1,905,029	76,045,912	1.66%	0.00%	24.05%
2016	32.18	1,981,784	63,772,721	1.37%	0.00%	(0.05)%
2015	32.20	1,736,068	55,894,724	1.59%	0.00%	(3.94)%
2014	33.52	1,793,862	60,125,408	2.22%	0.00%	(7.06)%

See Notes to Financial Statements	See explanation of references on page SA-41

	At the End of Each Year or Period
Variable Accounts		Units	Net	Investment	Expense	Total
For Each Year or Period	AUV	Outstanding	Assets	Income Ratios (1)	Ratios (2)	Returns (3)
II
2018	$59.23	795,354	$47,108,763	0.00%	0.00%	(4.95)%
2017	62.32	805,188	50,175,826	0.00%	0.00%	38.97%
2016	44.84	852,211	38,212,752	0.00%	0.00%	(2.32)%
2015	45.91	943,079	43,292,742	0.03%	0.00%	7.70%
2014	42.62	1,075,123	45,824,116	0.04%	0.00%	10.21%
III
2018	$82.13	613,966	$50,426,895	0.28%	0.00%	(14.15)%
2017	95.67	674,210	64,501,201	0.00%	0.00%	19.02%
2016	80.38	724,552	58,240,777	0.00%	0.00%	21.06%
2015	66.40	732,052	48,607,078	0.00%	0.00%	(6.58)%
2014	71.08	740,956	52,663,852	0.00%	0.00%	12.42%
V
2018	$27.56	924,495	$25,476,059	1.42%	0.00%	(12.07)%
2017	31.34	969,099	30,370,493	1.50%	0.00%	14.99%
2016	27.25	1,038,803	28,310,027	1.91%	0.00%	9.64%
2015	24.86	1,086,046	26,995,414	1.39%	0.00%	(0.66)%
2014	25.02	1,030,936	25,795,156	1.22%	0.00%	9.68%
MFS New Discovery Series - Service Class
2018	$23.85	580,128	$13,833,900	0.00%	0.00%	(1.72)%
2017	24.26	1,094,536	26,556,475	0.00%	0.00%	26.33%
2016	19.21	700,129	13,446,457	0.00%	0.00%	8.80%
2015	17.65	624,822	11,029,691	0.00%	0.00%	(2.15)%
2014	18.04	665,038	11,996,985	0.00%	0.00%	(7.49)%
MFS Utilities Series - Service Class
2018	$18.64	600,878	$11,198,065	0.85%	0.00%	0.81%
2017	18.49	630,731	11,659,870	4.18%	0.00%	14.49%
2016	16.15	689,970	11,140,402	3.56%	0.00%	11.24%
2015	14.52	794,088	11,526,503	3.71%	0.00%	(14.76)%
2014	17.03	961,535	16,373,224	1.98%	0.00%	12.47%
MFS Value Series - Service Class
2018	$11.64	1,340,620	$15,599,821	1.27%	0.00%	(10.36)%
2017	12.98	1,338,421	17,373,432	1.77%	0.00%	17.35%
2016	11.06	960,787	10,627,878	1.89%	0.00%	13.78%
07/13/2015 - 12/31/2015	9.72	51,469	500,400	1.12%	0.00%	(4.00)%
Neuberger Berman Sustainable Equity Class I
2018	$16.27	36,387	$592,049	0.50%	0.00%	(5.73)%
2017	17.26	26,217	452,469	0.53%	0.00%	18.43%
2016	14.57	21,598	314,758	0.74%	0.00%	9.86%
2015	13.27	22,139	293,678	0.66%	0.00%	(0.46)%
2014	13.33	17,146	228,506	0.53%	0.00%	10.38%
Oppenheimer Global Fund/VA Service Shares
2018	$14.38	694,820	$9,991,473	0.75%	0.00%	(13.39)%
2017	16.60	610,541	10,137,154	0.72%	0.00%	36.32%
2016	12.18	524,309	6,386,091	0.77%	0.00%	(0.16)%
2015	12.20	602,661	7,351,953	1.02%	0.00%	3.67%
2014	11.77	274,354	3,228,325	0.99%	0.00%	2.06%
Oppenheimer Main Street Small Cap Fund/VA Non-Service Shares (4)
05/25/2018 - 12/31/2018	$8.91	52,965	$471,863	0.08%	0.00%	(15.28)%
PIMCO Global Multi-Asset Managed Allocation - Advisor Class
2018	$10.69	557,552	$5,959,129	1.59%	0.00%	(5.61)%
2017	11.32	612,282	6,933,088	2.18%	0.00%	13.99%
2016	9.93	580,540	5,766,695	2.40%	0.00%	3.92%
2015	9.56	584,822	5,590,106	1.63%	0.00%	(0.26)%
2014	9.58	603,349	5,782,174	2.34%	0.00%	4.57%
PIMCO Income - Administrative Class (4)
06/05/2018 - 12/31/2018	$10.10	29,702	$299,995	3.49%	0.00%	0.92%

See Notes to Financial Statements	See explanation of references on page SA-41

	At the End of Each Year
Variable Accounts		Units	Net	Investment	Expense	Total
For Each Year	AUV	Outstanding	Assets	Income Ratios (1)	Ratios (2)	Returns (3)
Royce Micro-Cap Service Class
2018	$12.60	165,710	$2,087,141	0.00%	0.00%	(9.29)%
2017	13.88	149,935	2,081,751	0.56%	0.00%	5.02%
2016	13.22	163,195	2,157,598	0.60%	0.00%	19.37%
2015	11.08	159,296	1,764,256	0.00%	0.00%	(12.61)%
2014	12.67	145,785	1,847,636	0.00%	0.00%	(3.84)%
State Street Total Return V.I.S. Class 3
2018	$15.64	69,217	$1,082,397	1.65%	0.00%	(6.61)%
2017	16.74	96,389	1,613,967	1.88%	0.00%	15.26%
2016	14.53	102,428	1,487,956	1.23%	0.00%	6.08%
2015	13.69	175,726	2,406,443	1.80%	0.00%	(1.34)%
2014	13.88	152,788	2,120,800	1.57%	0.00%	5.07%
T. Rowe Price Blue Chip Growth - II
2018	$35.07	3,211,817	$112,652,770	0.00%	0.00%	1.65%
2017	34.51	3,038,914	104,857,855	0.00%	0.00%	35.82%
2016	25.40	2,951,678	74,984,559	0.00%	0.00%	0.54%
2015	25.27	2,891,214	73,056,638	0.00%	0.00%	10.80%
2014	22.81	2,699,859	61,573,102	0.00%	0.00%	8.84%
T. Rowe Price Equity Income - II
2018	$21.38	2,901,473	$62,046,998	1.79%	0.00%	(9.69)%
2017	23.68	2,895,397	68,562,373	1.53%	0.00%	15.73%
2016	20.46	2,956,466	60,493,279	2.09%	0.00%	18.85%
2015	17.22	2,995,626	51,571,240	1.61%	0.00%	(7.10)%
2014	18.53	2,898,123	53,708,688	1.52%	0.00%	7.10%
VanEck VIP Global Hard Assets Initial Class
2018	$14.83	1,419,346	$21,047,322	0.00%	0.00%	(28.28)%
2017	20.68	1,613,669	33,362,689	0.00%	0.00%	(1.70)%
2016	21.03	1,780,944	37,457,308	0.39%	0.00%	43.71%
2015	14.64	1,815,250	26,566,678	0.03%	0.00%	(33.45)%
2014	21.99	1,900,239	41,786,178	0.09%	0.00%	(19.10)%

(1)         The investment income ratios represent the dividends, excluding distributions of capital gains, received by the variable accounts from the underlying portfolios/funds, divided by the average daily net assets (See Note 3 in Notes to Financial Statements for information on dividends and distributions). These ratios exclude those expenses, such as mortality and expense risk (“M&E”) fees that are assessed against policyholder accounts, either through reductions in the unit values or the redemption of units. The recognition of investment income by the variable accounts is affected by the timing of the declaration of dividends by the underlying portfolios/funds in which the variable accounts invest. The investment income ratios for periods of less than one full year are annualized.

(2)         There are no policy fees and expenses of the Separate Account that result in a direct reduction of unit values for each period indicated. The expense ratios exclude expenses of the underlying portfolios/funds in which the variable accounts invest and charges made directly to policyholder accounts through the redemption of units (See Note 4 in Notes to Financial Statements).

(3)         Total returns reflect changes in unit values of the underlying portfolios/funds and do not include deductions at the separate account or policy level for any M&E fees, cost of insurance charges, premium loads, administrative charges, maintenance fees, premium tax charges, surrender charges, or other charges that may be incurred under a policy which, if incurred, would have resulted in lower returns. Total returns are calculated for each period indicated and are not annualized for periods of less than one full year.

(4)         Operations commenced or resumed during 2018 (See Note 1 in Notes to Financial Statements).

(5)         Subsequent to its commencement of operations in 2015, the Western Asset Variable Global High Yield Bond - Class II Variable Account received its annual distribution. The annualized investment income ratio was 19.56%. Prior to annualization, the ratio was 12.06%.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

The Pacific Select Exec Separate Account (the “Separate Account”) of Pacific Life Insurance Company (“Pacific Life”) is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Separate Account consists of subaccounts (each, a “Variable Account” and collectively, the “Variable Accounts”) which invest in shares of corresponding portfolios or funds (each, a “Portfolio” and collectively, the “Portfolios”) of registered investment management companies (each, a “Fund” and collectively, the “Funds”). As of December 31, 2018, the Fund investment options are Pacific Select Fund (See Note 4), AIM Variable Insurance Funds (Invesco Variable Insurance Funds), American Century Variable Portfolios, Inc., American Funds Insurance Series®, BlackRock Variable Series Funds, Inc., Dreyfus Variable Investment Fund, Fidelity Variable Insurance Products Funds, Franklin Templeton Variable Insurance Products Trust, Janus Aspen Series, Lazard Retirement Series, Inc., Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Lord Abbett Series Fund, Inc., M Fund, Inc., MFS Variable Insurance Trust, Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Funds, PIMCO Variable Insurance Trust, Royce Capital Fund, State Street Variable Insurance Series Funds, Inc., T. Rowe Price Equity Series, Inc., and VanEck VIP Trust. The Variable Accounts which have not commenced operations as of December 31, 2018 are not presented in this annual report.

Each Portfolio pursues different investment objectives and policies. The financial statements of the Funds, including the schedules of investments, are provided separately and should be read in conjunction with the Separate Account’s financial statements.

The Neuberger Berman Sustainable Equity Class I Variable Account and Portfolio were formerly named Neuberger Berman Socially Responsive Class I Variable Account and Portfolio, respectively.

The Lazard Retirement International Equity Service Class, Oppenheimer Main Street Small Cap Fund/VA Non-Service Shares, and PIMCO Income - Administrative Class Variable Accounts commenced operations on June 6, 2018, May 25, 2018, and June 5, 2018, respectively.

On March 29, 2018, the BlackRock iShares Dynamic Fixed Income V.I. Class I and BlackRock iShares Equity Appreciation V.I. Class I Variable Accounts were liquidated. On August 31, 2018, the BlackRock iShares Alternative Strategies V.I. Class I Variable Account was liquidated. Any units that remained in each of these three BlackRock Variable Accounts (the “Liquidated BlackRock Variable Accounts”) after the close of business on the liquidation dates were transferred to the Fidelity VIP Government Money Market Service Class Variable Account. Such transfers were based on the applicable Variable Accounts’ accumulation unit values and the relative net asset values of the respective Portfolios as of the close of the business of the liquidation dates. Because the Liquidated BlackRock Variable Accounts were liquidated prior to December 31, 2018, no other information for the Liquidated BlackRock Variable Accounts are included in this annual report.

On June 28, 2018, the net assets of the Pacific Select Fund’s Long/Short Large-Cap Portfolio Class I, the underlying Portfolio for the Long/Short Large-Cap Variable Account, were transferred to the Pacific Select Fund Main Street Core Portfolio Class I, the underlying Portfolio for the Main Street Core Variable Account through a reorganization (the “Reorganization”). In connection with the Reorganization, any units that remained in the Long/Short Large-Cap Variable Account after the close of business on June 28, 2018 were transferred to the Main Street Core Variable Account. Such transfers were based on the applicable Variable Account accumulation unit values and the relative net asset values of the respective Portfolios, as of the close of business on June 28, 2018. The Long/Short Large-Cap Variable Account is not included in this annual report.

Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of Pacific Life. The assets of the Separate Account will not be charged with any liabilities arising out of any other business conducted by Pacific Life, but the obligations of the Separate Account, including benefits related to variable life insurance policies, are obligations of Pacific Life.

The Separate Account funds individual modified single premium, flexible premium, and last survivor flexible premium variable life insurance policies issued by Pacific Life. The investments of the Separate Account are carried at fair value.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Separate Account in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates. The Separate Account qualifies as an investment company under U.S. GAAP and follows the accounting and reporting guidance applicable to Investment Companies Topic of U.S. GAAP.

A. Valuation of Investments

Investments in shares of the Portfolios are valued at the reported net asset values of the respective Portfolios. Valuation of securities held by the Funds is discussed in the notes to their financial statements.

B. Security Transactions and Income

Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost. Dividends and capital gain distributions, if any, from mutual fund investments are recorded on the ex-dividend date.

PACIFIC SELECT EXEC SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (Continued)

C. Federal Income Taxes

The operations of the Separate Account are included within the total operations of Pacific Life, which files income tax returns as part of the Pacific Mutual Holding Company consolidated federal income tax return. Under the current tax law, no federal income taxes are expected to be paid with respect to the operations of the Separate Account and no changes were made as a result of the enactment of the Tax Cuts and Jobs Act. Pacific Life will periodically review the status of this policy in the event of changes in the tax law.

3. DIVIDENDS AND DISTRIBUTIONS FROM MUTUAL FUND INVESTMENTS

All dividend and capital gain distributions, if any, received from the Portfolios are reinvested in additional full and fractional shares of the related Portfolios and are recorded by the Variable Accounts on the ex-dividend date.

Each of the Portfolios in the Pacific Select Fund is treated as a partnership for federal income tax purposes only (the “Partnership Portfolios”). The Partnership Portfolios are not required to distribute taxable income and capital gains for federal income tax purposes. Therefore, no dividend or capital gain distributions were received from any Portfolios in the Pacific Select Fund nor were they recorded by the applicable Variable Accounts in the Statements of Operations for the year or period ended December 31, 2018.

4. CHARGES AND EXPENSES AND RELATED PARTY TRANSACTIONS

Pacific Life makes certain deductions from the net assets of each Variable Account through a redemption of units for charges for the mortality and expense risks (“M&E”) and administrative expenses Pacific Life assumes, cost of insurance, charges for optional benefits provided by rider and any applicable surrender charges, and are shown as a decrease in net assets in the accompanying Statements of Changes in Net Assets. The mortality risk assumed by Pacific Life is the risk that those insured may die sooner than anticipated, resulting in Pacific Life paying an aggregate amount of death benefits greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the policies will exceed the amounts realized from the administrative fees assessed against the policies. The cost of insurance charge is the primary charge under the policy for the death benefit provided by Pacific Life which may vary by policy based on underwriting criteria. For some policies, a surrender charge is imposed if the policy is partially or fully surrendered within the specified surrender charge period and charges will vary depending on the individual policy. Most policies offer optional benefits that can be added to the policy by rider. The charges for riders can range depending on the individual policy. All of the fees described above are assessed directly to each policyholder account through a redemption of units. Surrender charges are included in policy benefits and terminations; and charges for M&E, administrative expenses, cost of insurance, and optional benefits provided by rider are included in policy maintenance charges in the accompanying Statements of Changes in Net Assets. The operating expenses of the Separate Account are paid by Pacific Life and are not reflected in the accompanying financial statements.

In addition to charges and expenses described above, the Variable Accounts also indirectly bear a portion of the operating expenses of the applicable Portfolios in which they invest.

With respect to variable life insurance policies funded by the Separate Account, Pacific Life makes certain deductions from premiums before amounts are allocated to the Separate Account to help pay costs of distributing the policies and to pay state and local premium taxes, and any other taxes that might be imposed, and to compensate Pacific Life for certain costs or loss of investment opportunities resulting from amortization and delayed recognition of certain policy expenses for federal income tax purposes. These deductions are not reflected in the accompanying financial statements.

The assets of certain Variable Accounts invest in Class I or Class D shares of the corresponding Portfolios of the Pacific Select Fund (“PSF”). Each Portfolio of PSF pays an advisory fee to Pacific Life Fund Advisors LLC (“PLFA”), a wholly-owned subsidiary of Pacific Life, pursuant to PSF’s Investment Advisory Agreement and pays a class-specific non-12b-1 service fee for Class I shares and a class-specific 12b-1 distribution and service fee for Class D shares to Pacific Select Distributors, LLC (“PSD”), also a wholly-owned subsidiary of Pacific Life, for providing shareholder servicing activities under PSF’s non-12b-1 Service Plan and 12b-1 Distribution and Service Plan. Each Portfolio of PSF also compensates Pacific Life and PLFA on an approximate cost basis pursuant to PSF’s Agreement for Support Services for providing services to PSF that are outside the scope of the Investment Adviser’s responsibilities under the Investment Advisory Agreement. The advisory fee and distribution and/or service fee rates are disclosed in the Notes to Financial Statements of PSF. For the year ended December 31, 2018, PLFA received net advisory fees from the corresponding Portfolios of PSF at effective annual rates ranging from 0.05% to 1.00%, and PSD received a non-12b-1 service fee of 0.20% on Class I shares only and a 12b-1 service fee of 0.20% and a distribution fee of 0.05% on Class D shares only, all of which are based on the average daily net assets of each Portfolio.

5. RELATED PARTY AGREEMENT

PSD serves as principal underwriter of variable life insurance policies funded by interests in the Separate Account, without remuneration from the Separate Account.

6. FAIR VALUE MEASUREMENTS

The Variable Accounts characterize their holdings in the Portfolios as Level 1, Level 2, or Level 3 based upon the various inputs or methodologies used to value the holdings. The three-tier hierarchy of inputs is summarized in the three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical holdings

PACIFIC SELECT EXEC SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (Continued)

Level 2 – Significant observable market-based inputs, other than Level 1 quoted prices, or unobservable inputs that are corroborated by market data

Level 3 – Significant unobservable inputs that are not corroborated by observable market data

The inputs or methodologies used for valuing the Variable Accounts’ holdings are not necessarily an indication of risks associated with investing in those holdings. As of December 31, 2018, the Variable Accounts’ holdings as presented in the Investments section were all categorized as Level 1 under the three-tier hierarchy of inputs.

7. CHANGES IN UNITS OUTSTANDING

The changes in units outstanding for the year or period ended December 31, 2018 and 2017 were as follows:

	2018			2017
	Units	Units	Net Increase	Units	Units	Net Increase
Variable Accounts	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)
Core Income	71,094	(49,563)	21,531	83,368	(31,762)	51,606
Diversified Bond	1,810,588	(1,136,430)	674,158	1,045,871	(814,416)	231,455
Floating Rate Income	638,814	(78,715)	560,099	110,363	(219,132)	(108,769)
Floating Rate Loan	827,540	(399,947)	427,593	330,347	(280,584)	49,763
High Yield Bond	350,265	(623,455)	(273,190)	203,152	(260,795)	(57,643)
Inflation Managed	138,784	(273,153)	(134,369)	194,477	(271,166)	(76,689)
Inflation Strategy	23,268	(43,702)	(20,434)	31,169	(35,364)	(4,195)
Managed Bond	491,166	(720,539)	(229,373)	633,656	(622,237)	11,419
Short Duration Bond	1,725,626	(1,123,299)	602,327	1,557,024	(1,217,632)	339,392
Emerging Markets Debt	705,498	(484,163)	221,335	260,997	(96,627)	164,370
Comstock	356,562	(431,822)	(75,260)	442,286	(493,505)	(51,219)
Developing Growth	3,843	(90,268)	(86,425)	46	(95,528)	(95,482)
Dividend Growth	216,561	(367,756)	(151,195)	277,406	(513,649)	(236,243)
Equity Index	709,547	(1,033,367)	(323,820)	943,834	(1,309,241)	(365,407)
Focused Growth	165,456	(215,928)	(50,472)	113,500	(195,668)	(82,168)
Growth	125,281	(256,605)	(131,324)	216,376	(296,012)	(79,636)
Large-Cap Growth	571,461	(711,930)	(140,469)	511,411	(678,590)	(167,179)
Large-Cap Value	380,335	(546,881)	(166,546)	378,926	(625,235)	(246,309)
Main Street Core	209,926	(250,448)	(40,522)	110,479	(251,337)	(140,858)
Mid-Cap Equity	368,789	(298,970)	69,819	196,685	(557,855)	(361,170)
Mid-Cap Growth	367,644	(422,432)	(54,788)	831,426	(398,072)	433,354
Mid-Cap Value	68,339	(85,128)	(16,789)	95,911	(82,900)	13,011
Small-Cap Equity	142,648	(516,069)	(373,421)	241,868	(207,419)	34,449
Small-Cap Index	1,198,337	(1,659,289)	(460,952)	467,171	(1,054,259)	(587,088)
Small-Cap Value	178,504	(265,779)	(87,275)	184,417	(284,586)	(100,169)
Value Advantage	52,727	(30,464)	22,263	101,298	(72,535)	28,763
Emerging Markets	608,594	(612,017)	(3,423)	653,841	(615,928)	37,913
International Large-Cap	1,661,990	(1,286,273)	375,717	1,368,699	(1,834,140)	(465,441)
International Small-Cap	1,087,951	(460,666)	627,285	566,856	(504,121)	62,735
International Value	514,023	(579,166)	(65,143)	500,230	(620,018)	(119,788)
Health Sciences	295,439	(332,442)	(37,003)	177,725	(245,684)	(67,959)
Real Estate	230,791	(346,279)	(115,488)	260,421	(347,533)	(87,112)
Technology	771,279	(713,815)	57,464	649,118	(435,081)	214,037
Currency Strategies	46,500	(15,777)	30,723	10,115	(12,259)	(2,144)
Diversified Alternatives	19,566	(3,320)	16,246	12,097	(1,435)	10,662
Equity Long/Short	170,800	(751,336)	(580,536)	499,528	(151,494)	348,034
Global Absolute Return	87,917	(257,421)	(169,504)	268,284	(83,089)	185,195
Pacific Dynamix - Conservative Growth	122,610	(127,621)	(5,011)	207,265	(154,210)	53,055
Pacific Dynamix - Moderate Growth	683,970	(330,335)	353,635	620,807	(312,033)	308,774
Pacific Dynamix - Growth	800,554	(397,706)	402,848	729,716	(224,452)	505,264
Portfolio Optimization Conservative	154,910	(313,260)	(158,350)	185,914	(543,176)	(357,262)
Portfolio Optimization Moderate-Conservative	260,645	(493,224)	(232,579)	599,696	(532,259)	67,437
Portfolio Optimization Moderate	1,200,583	(2,009,023)	(808,440)	1,346,670	(2,173,330)	(826,660)
Portfolio Optimization Growth	1,551,894	(2,137,613)	(585,719)	1,802,992	(2,814,568)	(1,011,576)
Portfolio Optimization Aggressive-Growth	765,540	(967,159)	(201,619)	858,773	(1,093,587)	(234,814)
PSF DFA Balanced Allocation	208,407	(45,513)	162,894	148,416	(31,166)	117,250
Invesco V.I. International Growth Series II	499,056	(535,161)	(36,105)	850,985	(614,849)	236,136

PACIFIC SELECT EXEC SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (Continued)

	2018			2017
	Units	Units	Net Increase	Units	Units	Net Increase
Variable Accounts	Issued	Redeemed	(Decrease)	Issued	Redeemed	(Decrease)
American Century VP Mid Cap Value Class II	879,225	(555,928)	323,297	560,867	(952,812)	(391,945)
American Funds IS Asset Allocation Class 4	476,669	(346,892)	129,777	510,761	(357,426)	153,335
American Funds IS Growth Class 4	342,163	(421,616)	(79,453)	422,082	(531,829)	(109,747)
American Funds IS Growth-Income Class 4	388,218	(459,011)	(70,793)	366,715	(427,318)	(60,603)
BlackRock Basic Value V.I. Class III	61,157	(134,009)	(72,852)	131,705	(648,912)	(517,207)
BlackRock Global Allocation V.I. Class III	553,083	(500,693)	52,390	369,559	(495,298)	(125,739)
BlackRock iShares Dynamic Allocation V.I. Class I	47,679	(29,746)	17,933	44,891	(7,458)	37,433
Dreyfus VIF Appreciation Service Shares	15,917	(7,713)	8,204	18,109	(35,769)	(17,660)
Fidelity VIP Contrafund Service Class 2	224,291	(336,084)	(111,793)	224,641	(353,731)	(129,090)
Fidelity VIP Freedom 2010 Portfolio Service Class 2	11,014	(15,374)	(4,360)	42,612	(9,902)	32,710
Fidelity VIP Freedom 2015 Portfolio Service Class 2	12,515	(86,820)	(74,305)	101,616	(60,137)	41,479
Fidelity VIP Freedom 2020 Portfolio Service Class 2	76,249	(132,356)	(56,107)	79,146	(140,216)	(61,070)
Fidelity VIP Freedom 2025 Portfolio Service Class 2	118,531	(138,675)	(20,144)	138,731	(190,699)	(51,968)
Fidelity VIP Freedom 2030 Portfolio Service Class 2	188,384	(243,133)	(54,749)	185,738	(226,625)	(40,887)
Fidelity VIP Freedom 2035 Portfolio Service Class 2	143,819	(88,008)	55,811	165,713	(62,320)	103,393
Fidelity VIP Freedom 2045 Portfolio Service Class 2	121,048	(64,540)	56,508	157,448	(51,930)	105,518
Fidelity VIP Freedom Income Portfolio Service Class 2	14,152	(15,284)	(1,132)	12,307	(32,601)	(20,294)
Fidelity VIP Government Money Market Service Class	22,879,778	(18,872,664)	4,007,114	18,363,252	(20,000,705)	(1,637,453)
Fidelity VIP Growth Service Class 2	66,483	(136,122)	(69,639)	171,253	(92,296)	78,957
Fidelity VIP Mid Cap Service Class 2	132,609	(395,377)	(262,768)	147,635	(205,445)	(57,810)
Fidelity VIP Value Strategies Service Class 2	29,077	(96,065)	(66,988)	95,072	(102,229)	(7,157)
Templeton Foreign VIP Class 2	305,173	(490,377)	(185,204)	594,434	(352,861)	241,573
Templeton Global Bond VIP Class 2	1,167,695	(503,571)	664,124	542,387	(414,602)	127,785
Janus Henderson Enterprise Service Shares	330,779	(181,769)	149,010	300,965	(244,412)	56,553
Janus Henderson Overseas Service Shares	288,036	(1,509,683)	(1,221,647)	1,524,216	(282,751)	1,241,465
Lazard Retirement Global Dynamic Multi-Asset Service Class	40,974	(26,081)	14,893	27,504	(19,511)	7,993
Lazard Retirement International Equity Service Class	38,868	(245)	38,623
Lazard Retirement US Strategic Equity Service Class	26,199	(19,811)	6,388	17,101	(29,762)	(12,661)
ClearBridge Variable Aggressive Growth - Class II	153,015	(300,829)	(147,814)	303,164	(294,815)	8,349
ClearBridge Variable Mid Cap - Class II	72,076	(233,300)	(161,224)	231,518	(308,311)	(76,793)
Western Asset Variable Global High Yield Bond - Class II	4,004	(40,533)	(36,529)	63,945	(26,478)	37,467
Lord Abbett Bond Debenture Class VC	595,547	(304,307)	291,240	580,487	(203,533)	376,954
Lord Abbett Developing Growth Class VC	557,664	(348,134)	209,530	214,057	(181,138)	32,919
Lord Abbett Fundamental Equity Class VC	30,836	(46,632)	(15,796)	40,108	(61,091)	(20,983)
Lord Abbett Total Return Class VC	1,128,152	(1,079,675)	48,477	1,427,189	(1,139,052)	288,137
I	249,669	(545,348)	(295,679)	380,255	(457,010)	(76,755)
II	238,726	(248,559)	(9,833)	199,041	(246,064)	(47,023)
III	152,340	(212,584)	(60,244)	150,405	(200,747)	(50,342)
V	263,907	(308,512)	(44,605)	261,008	(330,712)	(69,704)
MFS New Discovery Series - Service Class	327,534	(841,943)	(514,409)	697,821	(303,414)	394,407
MFS Utilities Series - Service Class	145,124	(174,977)	(29,853)	117,977	(177,216)	(59,239)
MFS Value Series - Service Class	417,583	(415,384)	2,199	637,145	(259,511)	377,634
Neuberger Berman Sustainable Equity Class I	16,514	(6,343)	10,171	11,105	(6,486)	4,619
Oppenheimer Global Fund/VA Service Shares	406,958	(322,679)	84,279	390,871	(304,639)	86,232
Oppenheimer Main Street Small Cap Fund/VA Non-Service Shares	53,883	(918)	52,965
PIMCO Global Multi-Asset Managed Allocation - Advisor Class	75,237	(129,967)	(54,730)	122,058	(90,316)	31,742
PIMCO Income - Administrative Class	33,589	(3,887)	29,702
Royce Micro-Cap Service Class	49,633	(33,857)	15,776	35,975	(49,235)	(13,260)
State Street Total Return V.I.S. Class 3	13,853	(41,026)	(27,173)	27,237	(33,276)	(6,039)
T. Rowe Price Blue Chip Growth - II	724,900	(551,997)	172,903	663,532	(576,296)	87,236
T. Rowe Price Equity Income - II	345,248	(339,172)	6,076	353,257	(414,326)	(61,069)
VanEck VIP Global Hard Assets Initial Class	396,788	(591,111)	(194,323)	529,448	(696,723)	(167,275)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Pacific Life Insurance Company:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Pacific Select Exec Separate Account of Pacific Life Insurance Company (the “Separate Account”) comprising the Core Income, Diversified Bond, Floating Rate Income, Floating Rate Loan, High Yield Bond, Inflation Managed, Inflation Strategy, Managed Bond, Short Duration Bond, Emerging Markets Debt, Comstock, Developing Growth, Dividend Growth, Equity Index, Focused Growth, Growth, Large-Cap Growth, Large-Cap Value, Main Street ® Core, Mid-Cap Equity, Mid-Cap Growth, Mid-Cap Value, Small-Cap Equity, Small-Cap Index, Small-Cap Value, Value Advantage, Emerging Markets, International Large-Cap, International Small-Cap, International Value, Health Sciences, Real Estate, Technology, Currency Strategies, Diversified Alternatives, Equity Long/Short, Global Absolute Return, Pacific Dynamix - Conservative Growth, Pacific Dynamix - Moderate Growth, Pacific Dynamix - Growth, Portfolio Optimization Conservative, Portfolio Optimization Moderate-Conservative, Portfolio Optimization Moderate, Portfolio Optimization Growth, Portfolio Optimization Aggressive-Growth, PSF DFA Balanced Allocation, Invesco V.I. International Growth Series II, American Century VP Mid Cap Value Class II, American Funds IS Asset Allocation Class 4, American Funds IS Growth Class 4, American Funds IS Growth-Income Class 4, BlackRock® Basic Value V.I. Class III, BlackRock Global Allocation V.I. Class III, BlackRock iShares® Dynamic Allocation V.I. Class I, Dreyfus VIF Appreciation Service Shares, Fidelity® VIP Contrafund® Service Class 2, Fidelity VIP Freedom 2010 PortfolioSM Service Class 2, Fidelity VIP Freedom 2015 PortfolioSM Service Class 2, Fidelity VIP Freedom 2020 PortfolioSM Service Class 2, Fidelity VIP Freedom 2025 PortfolioSM Service Class 2, Fidelity VIP Freedom 2030 PortfolioSM Service Class 2, Fidelity VIP Freedom 2035 PortfolioSM Service Class 2, Fidelity VIP Freedom 2045 PortfolioSM Service Class 2, Fidelity VIP Freedom Income PortfolioSM Service Class 2 , Fidelity VIP Government Money Market Service Class, Fidelity VIP Growth Service Class 2, Fidelity VIP Mid Cap Service Class 2, Fidelity VIP Value Strategies Service Class 2, Templeton Foreign VIP Class 2, Templeton Global Bond VIP Class 2, Janus Henderson Enterprise Service Shares, Janus Henderson Overseas Service Shares, Lazard Retirement Global Dynamic Multi-Asset Service Class, Lazard Retirement International Equity Service Class, Lazard Retirement US Equity Select Service Class, ClearBridge Variable Aggressive Growth - Class II, ClearBridge Variable Mid Cap - Class II, Western Asset Variable Global High Yield Bond - Class II, Lord Abbett Bond Debenture Class VC, Lord Abbett Developing Growth Class VC, Lord Abbett Fundamental Equity Class VC, Lord Abbett Total Return Class VC, I, II, III, V, MFS® New Discovery Series - Service Class , MFS Utilities Series - Service Class, MFS Value Series - Service Class, Neuberger Berman Sustainable Equity Class I, Oppenheimer Global Fund/VA Service Shares, Oppenheimer Main Street Small Cap Fund® VA Non-Service Shares, PIMCO Global Multi-Asset Managed Allocation - Advisor Class, PIMCO Income - Administrative Class, Royce Micro-Cap Service Class, State Street Total Return V.I.S. Class 3, T. Rowe Price Blue Chip Growth - II, T. Rowe Price Equity Income - II and VanEck VIP Global Hard Assets Initial Class, (collectively, the “Variable Accounts”) including the schedules of investments as of December 31, 2018; the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended for Diversified Bond, Floating Rate Income, Floating Rate Loan, High Yield Bond, Inflation Managed, Inflation Strategy, Managed Bond, Short Duration Bond, Emerging Markets Debt, Comstock, Developing Growth, Dividend Growth, Equity Index, Focused Growth, Growth, Large-Cap Growth, Large-Cap Value, Main Street Core, Mid-Cap Equity, Mid-Cap Growth, Mid-Cap Value, Small-Cap Equity, Small-Cap Index, Small-Cap Value, Value Advantage, Emerging Markets, International Large-Cap, International Small-Cap, International Value, Health Sciences, Real Estate, Technology, Currency Strategies, Global Absolute Return, Pacific Dynamix - Conservative Growth, Pacific Dynamix - Moderate Growth, Pacific Dynamix - Growth, Portfolio Optimization Conservative, Portfolio Optimization Moderate-Conservative, Portfolio Optimization Moderate, Portfolio Optimization Growth, Portfolio Optimization Aggressive-Growth, Invesco V.I. International Growth Series II, American Century VP Mid Cap Value Class II, BlackRock Basic Value V.I. Class III, BlackRock Global Allocation V.I. Class III, Dreyfus VIF Appreciation Service Shares, Fidelity VIP Contrafund Service Class 2, Fidelity VIP Freedom 2010 Portfolio Service Class 2, Fidelity VIP Freedom 2015 Portfolio Service Class 2, Fidelity VIP Freedom 2020 Portfolio Service Class 2, Fidelity VIP Freedom 2025 Portfolio Service Class 2, Fidelity VIP Freedom 2030 Portfolio Service Class 2, Fidelity VIP Freedom 2035 Portfolio Service Class 2, Fidelity VIP Freedom 2045 Portfolio Service Class 2, Fidelity VIP Freedom Income Portfolio Service Class 2, Fidelity VIP Growth Service Class 2, Fidelity VIP Mid Cap Service Class 2, Fidelity VIP Value Strategies Service Class 2, Templeton Foreign VIP Class 2, Templeton Global Bond VIP Class 2, Janus Henderson Enterprise Service Shares, Janus Henderson Overseas Service Shares, Lazard Retirement US Equity Select Service Class, ClearBridge Variable Aggressive Growth - Class II, ClearBridge Variable Mid Cap - Class II, Lord Abbett Developing Growth Class VC, Lord Abbett Fundamental Equity Class VC, Lord Abbett Total Return Class VC, I, II, III, V, MFS New Discovery Series - Service Class, MFS Utilities Series - Service Class, Neuberger Berman Sustainable Equity Class I, Oppenheimer Global Fund/VA Service Shares, PIMCO Global Multi-Asset Managed Allocation - Advisor Class, Royce Micro-Cap Service Class, State Street Total Return V.I.S. Class 3,T. Rowe Price Blue Chip Growth - II, T. Rowe Price Equity Income - II and VanEck VIP Global Hard Assets Initial Class; the related statements of operations, changes in net assets, and the financial highlights for the periods indicated in the table below for Core Income, Diversified Alternatives, Equity Long/Short, PSF DFA Balanced Allocation, American Funds IS Asset Allocation Class 4, American Funds IS Growth Class 4, American Funds IS Growth-Income Class 4, BlackRock iShare Dynamic Allocation V.I. Class III, Fidelity VIP Government Money Market Service Class, Lazard Retirement Global Dynamic Multi-Asset Service Class, Lazard Retirement International Equity

Service Class, Western Asset Variable Global High Yield Bond - Class II, Lord Abbett Bond Debenture Class VC, MFS Value Series - Service Class, Oppenheimer Main Street Small Cap Fund/VA Non-Service Shares and PIMCO Income - Administrative Class; and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the Variable Accounts constituting the Pacific Select Exec Separate Account of Pacific Life Insurance Company as of December 31, 2018, and the results of their operations for the year then ended (or for the period listed in the table below), the changes in their net assets for each of the two years in the period then ended (or for the period listed in the table below), and the financial highlights for each of the five years in the period then ended (or for the period listed in the table below), in conformity with accounting principles generally accepted in the United States of America.

Variable Account comprising the Separate Account	Statement of Operations	Statement of Changes in Net Assets	Financial Highlights
Core Income	For the year ended December 31, 2018	For the years ended December 31, 2018 and 2017	For the years ended December 31, 2018, 2017, 2016 and the period from May 5, 2015 (commencement of operations) through December 31, 2015
Diversified Alternatives	For the year ended December 31, 2018	For the years ended December 31, 2018 and 2017	For the years ended December 31, 2018, 2017 and the period from August 11, 2016 (commencement of operations) through December 31, 2016
Equity Long/Short	For the year ended December 31, 2018	For the years ended December 31, 2018 and 2017	For the years ended December 31, 2018, 2017, 2016 and the period from May 14, 2015 (commencement of operations) through December 31, 2015
PSF DFA Balanced Allocation	For the year ended December 31, 2018	For the years ended December 31, 2018 and 2017	For the years ended December 31, 2018, 2017 and the period from June 22, 2016 (commencement of operations) through December 31, 2016
American Funds IS Asset Allocation Class 4	For the year ended December 31, 2018	For the years ended December 31, 2018 and 2017	For the years ended December 31, 2018, 2017, 2016 and the period from October 30, 2015 (commencement of operations) through December 31, 2015
American Funds IS Growth Class 4	For the year ended December 31, 2018	For the years ended December 31, 2018 and 2017	For the years ended December 31, 2018, 2017, 2016 and the period from October 30, 2015 (commencement of operations) through December 31, 2015
American Funds IS Growth-Income Class 4	For the year ended December 31, 2018	For the years ended December 31, 2018 and 2017	For the years ended December 31, 2018, 2017, 2016 and the period from October 30, 2015 (commencement of operations) through December 31, 2015
BlackRock iShares® Dynamic Allocation V.I. Class I	For the year ended December 31, 2018	For the years ended December 31, 2018 and 2017	For the years ended December 31, 2018, 2017, 2016 and the period from June 24, 2015 (commencement of operations) through December 31, 2015
Fidelity VIP Government Money Market Service Class	For the year ended December 31 ,2018	For the years ended December 31, 2018 and 2017	For the years ended December 31, 2018, 2017, 2016, 2015 and the period from February 3, 2014 (commencement of operations) through December 31, 2014
Lazard Retirement Global Dynamic Multi-Asset Service Class	For the year ended December 31, 2018	For the years ended December 31, 2018 and 2017	For the years ended December 31, 2018, 2017, 2016, 2015 and the period from July 22, 2014 (commencement of operations) through December 31, 2014
Lazard Retirement U.S. Equity Select Service Class	For the period from June 6, 2018 (commencement of operations) through December 31, 2018
Western Asset Variable Global High Yield Bond - Class II	For the year ended December 31, 2018	For the years ended December 31, 2018 and 2017	For the years ended December 31, 2018, 2017, 2016 and the period from May 20, 2015 (commencement of operations) through December 31, 2015
Lord Abbett Bond Debenture Class VC	For the year ended December 31, 2018	For the years ended December 31, 2018 and 2017	For the years ended December 31, 2018, 2017, 2016, 2015 and the period from May 8, 2014 (commencement of operations) through December 31, 2014
MFS Value Series - Service Class	For the year ended December 31, 2018	For the years ended December 31, 2018 and 2017	For the years ended December 31, 2018, 2017, 2016 and the period from July 13, 2015 (commencement of operations) through December 31, 2015
Oppenheimer Main Street Small Cap Fund/VA Non-Service Shares	For the period from May 25, 2018 (commencement of operations) through December 31, 2018
PIMCO Income - Administrative Class	For the period from June 5, 2018 (commencement of operations) through December 31, 2018

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on the Separate Account’s financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Separate Account is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of investments owned as of December 31, 2018, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

Costa Mesa, California

February 25, 2019

We have served as the auditor of Pacific Select Exec Separate Account of Pacific Life Insurance Company since 1988.

PACIFIC LIFE INSURANCE COMPANY

AND SUBSIDIARIES

Consolidated Financial Statements

as of December 31, 2018 and 2017 and

for the years ended December 31, 2018, 2017 and 2016

and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

Pacific Life Insurance Company and Subsidiaries:

We have audited the accompanying consolidated financial statements of Pacific Life Insurance Company and Subsidiaries (the “Company”), which comprise the consolidated statements of financial condition as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2018 and the related notes to consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Life Insurance Company and Subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

March 8, 2019

Pacific Life Insurance Company and Subsidiaries

C O N S O L I D A T E D   S T A T E M E N T S   O F   F I N A N C I A L   C O N D I T I O N

	December 31,
(In Millions, except share data)	2018	2017
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value	$51,180	$47,460
Fair value option securities (includes VIE assets of $954 and $621)	1,488	1,182
Mortgage loans (includes VIE assets of $1,800 and $1,800)	14,886	13,558
Policy loans	7,975	7,681
Other investments (includes VIE assets of $572 and $397)	4,039	3,719
TOTAL INVESTMENTS	79,568	73,600
Cash, cash equivalents, and restricted cash (includes VIE assets of $60 and $66)	2,934	2,850
Deferred policy acquisition costs	5,023	4,693
Aircraft, net	9,016	7,834
Other assets (includes VIE assets of $8 and $6)	4,465	4,465
Separate account assets	53,709	61,456
TOTAL ASSETS	$154,715	$154,898
LIABILITIES AND EQUITY
Liabilities:
Policyholder account balances	$53,878	$48,765
Future policy benefits	18,095	16,895
Debt (includes VIE debt of $1,594 and $1,658)	11,505	10,251
Fair value option debt (represents VIE debt)	880	462
Other liabilities (includes VIE liabilities of $110 and $108)	4,305	4,174
Separate account liabilities	53,709	61,456
TOTAL LIABILITIES	142,372	142,003
Commitments and contingencies (Note 17)
Stockholder’s Equity:
Common stock - $50 par value; 600,000 shares authorized, issued and outstanding	30	30
Additional paid-in capital	1,023	1,023
Retained earnings	10,434	9,534
Accumulated other comprehensive income	73	1,613
Total Stockholder’s Equity	11,560	12,200
Noncontrolling interests	783	695
TOTAL EQUITY	12,343	12,895
TOTAL LIABILITIES AND EQUITY	$154,715	$154,898

The abbreviation VIE above means variable interest entity.

See Notes to Consolidated Financial Statements

Pacific Life Insurance Company and Subsidiaries

C O N S O L I D A T E D   S T A T E M E N T S   O F   O P E R A T I O N S

	Years Ended December 31,
(In Millions)	2018	2017	2016
REVENUES
Policy fees and insurance premiums	$4,750	$4,347	$4,108
Net investment income	3,247	2,840	2,587
Net investment gain	54	48	110
OTTI, consisting of $15, $11 and $53 in total, net of $0, $0 and $11 recognized in OCI	(15)	(11)	(42)
Investment advisory fees	295	300	294
Aircraft leasing revenue	954	898	1,018
Other income	359	314	379
TOTAL REVENUES	9,644	8,736	8,454

BENEFITS AND EXPENSES
Policy benefits paid or provided	3,644	3,463	3,182
Interest credited to policyholder account balances	1,490	1,383	1,306
Commission expenses	1,264	769	953
Operating and other expenses	2,205	2,145	2,023
TOTAL BENEFITS AND EXPENSES	8,603	7,760	7,464

INCOME BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	1,041	976	990
Provision (benefit) for income taxes	114	(384)	207

Net income	927	1,360	783
Less: net income attributable to noncontrolling interests	(56)	(6)	(26)

NET INCOME ATTRIBUTABLE TO THE COMPANY	$871	$1,354	$757

The abbreviation OTTI above means other than temporary impairment losses.

The abbreviation OCI above means other comprehensive income (loss).

See Notes to Consolidated Financial Statements

Pacific Life Insurance Company and Subsidiaries

C O N S O L I D A T E D   S T A T E M E N T S   O F   C O M P R E H E N S I V E   I N C O M E   ( L O S S )

	Years Ended December 31,
(In Millions)	2018	2017	2016
NET INCOME	$927	$1,360	$783

Other comprehensive income (loss), net of tax:
Gain (loss) on derivatives and unrealized gain (loss) on securities available for sale, net	(1,529)	411	225
Other, net	(8)	8	(4)

Other comprehensive income (loss)	(1,537)	419	221

Comprehensive income (loss)	(610)	1,779	1,004
Less: comprehensive income attributable to noncontrolling interests	(56)	(6)	(26)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	$(666)	$1,773	$978

See Notes to Consolidated Financial Statements

Pacific Life Insurance Company and Subsidiaries

C O N S O L I D A T E D   S T A T E M E N T S   O F   E Q U I T Y

		Additional		Accumulated Other	Total
	Common	Paid-in	Retained	Comprehensive	Stockholder’s	Noncontrolling	Total
(In Millions)	Stock	Capital	Earnings	Income	Equity	Interests	Equity
BALANCES, JANUARY 1, 2016	$30	$1,012	$7,868	$688	$9,598	$88	$9,686
Comprehensive income:
Net income			757		757	26	783
OCI				221	221		221
Total comprehensive income					978	26	1,004
Assumption of noncontrolling interest		7			7	(7)	—
Change in equity of noncontrolling interests						18	18
BALANCES, DECEMBER 31, 2016	30	1,019	8,625	909	10,583	125	10,708
Comprehensive income:
Net income			1,354		1,354	6	1,360
OCI				419	419		419
Total comprehensive income					1,773	6	1,779
Dividend to parent			(160)		(160)		(160)
Reclassification of deferred tax effects (Note 1)			(285)	285	—		—
Partial sale of subsidiary (Note 6)		4			4	587	591
Change in equity of noncontrolling interests						(23)	(23)
BALANCES, DECEMBER 31, 2017	30	1,023	9,534	1,613	12,200	695	12,895
Cumulative effect of adoption of accounting change (Note 1)			29	(3)	26		26
BALANCES, JANUARY 1, 2018	30	1,023	9,563	1,610	12,226	695	12,921
Comprehensive income (loss):
Net income			871		871	56	927
OCI				(1,537)	(1,537)		(1,537)
Total comprehensive income (loss)					(666)	56	(610)
Change in equity of noncontrolling interests						32	32

BALANCES, DECEMBER 31, 2018	$30	$1,023	$10,434	$73	$11,560	$783	$12,343

The abbreviation OCI above means other comprehensive income (loss).

See Notes to Consolidated Financial Statements

Pacific Life Insurance Company and Subsidiaries

C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H   F L O W S

	Years Ended December 31,
(In Millions)	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$927	$1,360	$783
Adjustments to reconcile net income to net cash provided by operating activities:
Net accretion on fixed maturity securities	(45)	(46)	(50)
Depreciation and amortization	467	426	418
Deferred income taxes	235	(643)	123
Net investment gain	(54)	(48)	(110)
Other than temporary impairments	15	11	42
Net change in deferred policy acquisition costs	13	(246)	78
Interest credited to policyholder account balances	1,490	1,383	1,306
Net change in future policy benefits	1,806	1,369	1,398
Other operating activities, net	(200)	341	(107)
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,654	3,907	3,881

CASH FLOWS FROM INVESTING ACTIVITIES
Available for sale securities:
Purchases	(10,513)	(6,685)	(7,510)
Sales	1,632	994	805
Maturities and repayments	2,216	2,767	2,697
Purchases of fair value option securities	(882)	(673)
Purchases of equity securities (Note 1)	(266)
Proceeds from sale of equity securities (Note 1)	641
Repayments of mortgage loans	740	295	410
Fundings of mortgage loans and real estate	(2,436)	(2,318)	(1,934)
Net change in policy loans	(294)	(244)	(106)
Terminations of derivative instruments, net	445	400	137
Proceeds from nonhedging derivative settlements	311	105	120
Payments for nonhedging derivative settlements	(524)	(584)	(583)
Net change in cash collateral	(289)	86	74
Purchases of and advance payments on aircraft	(2,129)	(2,134)	(1,241)
Proceeds from sale of aircraft	501	732	954
Other investing activities, net	259	(108)	(42)
NET CASH USED IN INVESTING ACTIVITIES	(10,588)	(7,367)	(6,219)

(Continued)

See Notes to Consolidated Financial Statements

Pacific Life Insurance Company and Subsidiaries

C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H   F L O W S

	Years Ended December 31,
(In Millions)	2018	2017	2016
(Continued)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
Deposits	$9,575	$6,843	$6,727
Withdrawals	(5,910)	(4,735)	(4,751)
Net change in short-term debt and revolving credit facilities	(133)	(687)	546
Issuance of long-term debt	2,667	2,871	504
Partial retirement of surplus notes		(906)	(80)
Payments of long-term debt	(1,300)	(295)	(1,345)
Issuance of fair value option debt	460	460
Net change in cash collateral for loaned securities	472	640	23
Dividend to parent		(160)
Partial sale of subsidiary (Note 6)		591
Other financing activities, net	187	140	152
NET CASH PROVIDED BY FINANCING ACTIVITIES	6,018	4,762	1,776

Net change in cash, cash equivalents, and restricted cash	84	1,302	(562)
Cash, cash equivalents, and restricted cash, beginning of year	2,850	1,548	2,110

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF YEAR	$2,934	$2,850	$1,548

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Income taxes paid (received), net	$(53)	$249	$97
Interest paid	450	372	393

See Notes to Consolidated Financial Statements

Pacific Life Insurance Company and Subsidiaries

N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

1.                          ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Life Insurance Company (Pacific Life) was established in 1868 and is domiciled in the State of Nebraska as a stock life insurance company.  Pacific Life is an indirect subsidiary of Pacific Mutual Holding Company (PMHC), a Nebraska mutual holding company, and a wholly owned subsidiary of Pacific LifeCorp, an intermediate Delaware stock holding company.  Pacific Life and its subsidiaries (the Company) and affiliates have primary business operations consisting of life insurance, annuities, aircraft leasing and reinsurance.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of Pacific Life and its majority owned and controlled subsidiaries and the variable interest entities (VIEs) in which the Company is the primary beneficiary.  All significant intercompany transactions and balances have been eliminated in consolidation.

Pacific Life prepares its regulatory financial statements in accordance with statutory accounting practices prescribed or permitted by the Nebraska Department of Insurance (NE DOI), which is a comprehensive basis of accounting other than U.S. GAAP (Note 2).  These consolidated financial statements materially differ from those filed with regulatory authorities.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

In developing these estimates, management makes subjective and complex judgments that are inherently uncertain and subject to material change as facts and circumstances develop.  Management has identified the following estimates as critical, as they involve a higher degree of judgment and are subject to a significant degree of variability:

•                  The fair value of investments in the absence of quoted market values

•                  Other than temporary impairment (OTTI) losses of investments

•                  Application of the consolidation rules to certain investments

•                  The fair value of and accounting for derivatives, including embedded derivatives

•                  Aircraft valuation and impairment

•                  The capitalization and amortization of deferred policy acquisition costs (DAC)

•                  The liability for future policy benefits, including guarantees

•                  Income taxes

•                  Reinsurance transactions

•                  Litigation and other contingencies

Certain reclassifications have been made to the 2017 and 2016 consolidated financial statements to conform to the 2018 consolidated financial statement presentation.

The Company has evaluated events subsequent to December 31, 2018 through March 8, 2019, the date the consolidated financial statements were available to be issued.  See Note 6 for discussion of subsequent event.

INVESTMENTS

Fixed maturity securities available for sale are reported at fair value, with unrealized gains and losses, net of adjustments related to DAC, future policy benefits and deferred income taxes, recognized as a component of other comprehensive income (loss) (OCI).  Equity securities are reported at fair value in other investments, with changes in fair value recognized in net investment gain.

Amortization of premium and accretion of discount on fixed maturity securities is recorded using the effective interest method.  For mortgage-backed and asset-backed securities, the determination of effective yield is based on anticipated prepayments and the estimated economic life of the securities.  When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments.

Investment income consists primarily of interest and dividends, net investment income from partnership interests, prepayment fees on fixed maturity securities and mortgage loans, and income from certain derivatives.  Interest is recognized on an accrual basis and dividends are recorded on the ex-dividend date.

The Company’s available for sale securities are assessed for OTTI, if impaired.  If a decline in the fair value of an available for sale security is deemed to be other than temporary, the OTTI is recognized equal to the difference between the fair value and net carrying amount of the security.  If the OTTI for a fixed maturity security is attributable to both credit and other factors, then the OTTI is bifurcated and the non credit-related portion is recognized in OCI while the credit portion is recognized in earnings, specifically OTTI.  If the OTTI is related to credit factors only or management has determined that it is more likely than not going to be required to sell the security prior to recovery, the OTTI is recognized in earnings, specifically OTTI.

The evaluation of OTTI is a quantitative and qualitative process subject to significant estimates and management judgment.  The Company has controls and procedures in place to monitor securities and identify those that are subject to greater analysis for OTTI.  The Company has an investment impairment committee that reviews and evaluates securities for potential OTTI at minimum on a quarterly basis.

In evaluating whether a decline in value is other than temporary, the Company considers many factors including, but not limited to, the following: the extent and duration of the decline in value; the reasons for the decline (credit event, currency, interest rate related, or spread widening); the ability and intent to hold the investment for a period of time to allow for a recovery of value; and the financial condition of and near-term prospects of the issuer.

Analysis of the probability that all cash flows will be collected under the contractual terms of a fixed maturity security and determination as to whether the Company does not intend to sell the security and that it is more likely than not that the Company will not be required to sell the security before recovery of the investment are key factors in determining whether a fixed maturity security is other than temporarily impaired.

For mortgage-backed and asset-backed securities, the Company evaluates the performance of the underlying collateral and projected future discounted cash flows.  In projecting future discounted cash flows, the Company incorporates inputs from third-party sources and applies reasonable judgment in developing assumptions used to estimate the probability and timing of collecting all contractual cash flows.

Realized gains and losses on investment transactions are determined on a specific identification basis at trade date and are included in net investment gain.

The Company has elected the fair value option (FVO) method of accounting for a portfolio of U.S. Government securities and broadly syndicated bank loans.  The Company elected the FVO in order to report the investments at fair value with changes in the fair value of these securities recognized in net investment gain.  This accounting treatment for the U.S. Government securities will provide a partial offset to the impact of interest rate movements.  The Company has elected the FVO for debt issued from a collateralized loan obligation (CLO) that is classified as a VIE.  The debt and broadly syndicated bank loans were designated as FVO to reduce the impact of market value changes from the CLO on the consolidated financial statements. See Notes 3 and 10.

Mortgage loans on real estate are carried at their unpaid principal balance, net of deferred origination fees and write-downs.  Interest is recognized and discounts and deferred origination fees are amortized in interest income using the effective interest method based on the contractual life of the mortgage loan.  Mortgage loans are considered to be impaired when management estimates that based upon current information and events, it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the mortgage loan agreement.  For mortgage loans deemed to be impaired, an impairment loss is recorded when the carrying amount is greater than the Company’s fair value of the underlying collateral of the mortgage loan.

Policy loans are stated at unpaid principal balances.  Interest income is recorded as earned using the contractual interest rate.  Generally, accrued interest is capitalized on the policy’s anniversary date.  Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies.  Any unpaid principal and accrued interest is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

Other investments primarily consist of investments in private equity partnerships and joint ventures, hedge funds, real estate investments, derivative instruments, non-marketable equity securities, low income housing investments qualifying for tax credits (LIHTC), trading securities, and securities of consolidated investment funds that operate under the Investment Company Act of 1940 (40 Act Funds).  Investments in private equity partnerships, joint venture interests and hedge funds are recorded under either the equity method of accounting or at fair value using the net asset value (NAV) per share practical expedient.  The income and changes in fair value for these investments are recorded in net investment income.  Trading securities and the securities of the 40 Act Funds are reported at fair value with changes in fair value recognized in net investment gain.

Real estate investments are carried at depreciated cost, net of write-downs.  For real estate acquired in satisfaction of debt, cost represents fair value at the date of acquisition.  Depreciation of investment real estate is computed using the straight-line method over estimated useful lives, which range from five to 30 years, and is included in net investment income.  Real estate investments are evaluated for impairment based on the future estimated undiscounted cash flows expected to be received during the estimated holding period.  When the future estimated undiscounted cash flows are less than the current carrying amount of the property (gross cost less accumulated depreciation), the property is considered not recoverable and an impairment loss is recognized as the amount by which the real estate carrying value exceeds its fair value.

Investments in LIHTC are recorded under the effective interest method since they meet certain requirements, including a projected positive yield based solely on guaranteed credits.  The amortization of the original investment and the tax credits are recorded in the provision for income taxes.  See Note 14.

All derivatives, whether designated in a hedging relationship or not, are required to be recorded at fair value.  If the derivative is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative is recorded in OCI and reclassified to earnings when the hedged item affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized in net investment gain.  If the derivative is designated as a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported in net investment gain.  The change in value of the hedged item associated with the risk being hedged is reflected as an adjustment to the carrying amount of the hedged item.  For derivative instruments not designated as a hedge, the entire change in fair value of the derivative is recorded in net investment gain.

The periodic cash flows for all derivatives designated as a hedge are recorded consistent with the hedged item on an accrual basis.  For derivatives that are hedging investments, these amounts are included in net investment income.  For derivatives that are hedging liabilities, these amounts are included in interest credited to policyholder account balances or interest expense, which is included in operating and other expenses.  For derivatives not designated as a hedge, the periodic cash flows are reflected in net investment gain on an accrual basis.  Upon termination of a cash flow hedging relationship, the accumulated amount in OCI is reclassified into earnings into either net investment income, net investment gain, interest credited to policyholder account balances, or operating and other expenses when the forecasted transactions affect earnings.  Upon termination of a fair value hedging relationship, the accumulated adjustment to the carrying amount of the hedged item is amortized into either net investment income, interest credited to policyholder account balances, or operating and other expenses over its remaining life.

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

Cash and cash equivalents include all short-term, highly liquid investments with a maturity of three months or less from purchase date.  Cash equivalents consist primarily of U.S. Treasury bills and money market securities.  Restricted cash primarily consists of liquidity reserves related to security deposits, commitment fees, cash collateral, cash held in trusts, and other restricted cash related to the aircraft leasing business.  Restricted cash was $206 million and $211 million as of December 31, 2018 and 2017, respectively.

DEFERRED POLICY ACQUISITION COSTS

The direct and incremental costs associated with the successful acquisition of new or renewal insurance business; principally commissions, medical examinations, underwriting, policy issue and other expenses; are deferred and recorded as an asset referred to as DAC.  DAC related to internally replaced contracts is immediately written off to expense and any new deferrable expenses associated with the replacement are deferred if the contract modification substantially changes the contract.  However, if the contract modification does not substantially change the contract, the existing DAC asset remains in place and any acquisition costs associated with the modification are immediately expensed.  The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.  The nature of sales inducements include bonus credits equal to a certain percentage of each deposit.

For universal life (UL), variable annuities and other investment-type contracts, acquisition costs are generally amortized through earnings in proportion to the present value of estimated gross profits (EGPs) from projected investment, mortality and expense margins, and surrender charges over the estimated lives of the contracts.  Actual gross margins or profits may vary from management’s estimates, which can increase or decrease the rate of DAC amortization.  DAC related to traditional policies is amortized through earnings over the premium-paying period of the related policies in proportion to premium revenues recognized, using assumptions and estimates consistent with those used in computing policy reserves.  DAC related to certain unrealized components in OCI, primarily unrealized gains and losses on securities available for sale, is adjusted with corresponding charges or benefits, respectively, directly to equity through OCI.

During reporting periods of negative actual gross profits, DAC amortization may be negative, which would result in an increase to the DAC balance.  Negative amortization is only recorded when the increased DAC balance is determined to be recoverable and is also limited to amounts originally deferred plus interest.

Significant assumptions in the development of EGPs include investment returns, surrender and lapse rates, rider utilization, expenses, interest spreads, and mortality margins.  The Company’s long-term assumption for the underlying separate account investment return ranges from 6.75% to 7.50% depending on the product.  A change in the assumptions utilized to develop EGPs results in a change to amounts expensed in the reporting period in which the change was made by adjusting the DAC balance to the level DAC would have been had the EGPs been calculated using the new assumptions over the entire amortization period.  In general, favorable experience variances result in increased expected future profitability and may lower the rate of DAC amortization, whereas unfavorable experience variances result in decreased expected future profitability and may increase the rate of DAC amortization.  All critical assumptions utilized to develop EGPs are evaluated at least annually and necessary revisions are made to certain assumptions to the extent that actual or anticipated experience necessitates such a prospective change.  The Company may also identify and implement actuarial modeling refinements to projection models that may result in increases or decreases to the DAC asset.

The DAC asset is reviewed at least annually to ensure that the unamortized balance does not exceed expected recoverable EGPs.

AIRCRAFT, NET

The Company records aircraft and other aircraft components at cost less accumulated depreciation.  Cost consists of the acquisition price, including interest capitalized during the construction period of a new aircraft, and major improvements.  Depreciation to estimated residual values is recorded in operating and other expenses and is computed using the straight-line method over the estimated useful life of the aircraft, which is generally 25 years from the date of manufacture.  Major improvements to aircraft are capitalized as incurred and depreciated over the shorter of the remaining useful life of the aircraft or the improvement.  The Company evaluates the carrying amount of aircraft quarterly or based upon changes in market and other physical and economic conditions that indicate the carrying amount of the aircraft may not be recoverable.  The Company will record impairments to recognize a loss in the value of the aircraft when management believes that, based on future estimated undiscounted cash flows or third party maintenance adjusted appraisal values, the carrying amount of the aircraft is not recoverable.  An impairment is measured as the excess of the aircraft carrying amount over its fair value and recorded in operating and other expenses.

CLOSED BLOCK

In connection with the Company’s conversion to a mutual holding company structure, an arrangement known as a closed block (the Closed Block) was created for the exclusive benefit of certain individual life insurance policies that had an experience based dividend scale in 1997.  The Closed Block was designed to give reasonable assurance to holders of the Closed Block policies that policy dividends would not change.

Assets that support the Closed Block, which are primarily included in fixed maturity securities and policy loans, amounted to $246 million and $250 million as of December 31, 2018 and 2017, respectively.  Liabilities allocated to the Closed Block, which are primarily included in future policy benefits, amounted to $253 million and $254 million as of December 31, 2018 and 2017, respectively.  The net contribution to income from the Closed Block was zero, $3 million and $3 million for the years ended December 31, 2018, 2017 and 2016, respectively.  As of December 31, 2018 and 2017, participating experience rated policies paying dividends represent less than 1% of direct life insurance in force.

GOODWILL

Goodwill represents the excess of acquisition costs over the fair value of net assets acquired.  Goodwill is not amortized but is reviewed for impairment at least annually or more frequently if events occur or circumstances indicate that the goodwill might be impaired.  Goodwill is included in other assets and was $63 million as of December 31, 2018 and 2017.  There were no goodwill impairments recognized during the years ended December 31, 2018, 2017 and 2016.

POLICYHOLDER ACCOUNT BALANCES

Policyholder account balances on UL and certain investment-type contracts, such as funding agreements, are valued using the retrospective deposit method and are equal to accumulated account values, which consist of deposits received, plus interest credited, less withdrawals and assessments.  Other investment-type contracts such as payout annuities without life contingencies are valued using a prospective method that estimates the present value of future contract cash flows at the assumed credited or contract rate.  Interest credited to these contracts ranged from 0.1% to 10.7%.

FUTURE POLICY BENEFITS

Annuity reserves, which primarily consist of group retirement, structured settlement and certain immediate annuities with life contingencies, are equal to the present value of estimated future payments using pricing assumptions, as applicable, for interest rates, mortality, morbidity, retirement age and expenses.  Interest rates used in establishing such liabilities ranged from 0.8% to 11.0%.

The liability for unpaid claims represents claims that have been reported but not yet settled and estimates for claims incurred but not yet reported as of the balance sheet date.  The liability for unpaid claims is based on the Company’s estimated ultimate cost of settling claims.  The estimates are derived principally from the Company’s historical experience.

The Company offers annuity contracts with guaranteed minimum benefits, including guaranteed minimum death benefits (GMDBs) and riders with guaranteed living benefits (GLBs) that guarantee net principal over a ten-year holding period or a minimum withdrawal benefit over specified periods, subject to certain restrictions.  If the guarantee includes a benefit that is only attainable upon annuitization or is wholly life contingent (e.g., GMDBs or guaranteed minimum withdrawal benefits for life), it is accounted for as an insurance liability (Note 9).  All other GLB guarantees are accounted for as embedded derivatives (Note 7).

Policy charges assessed against policyholders that represent compensation to the Company for services to be provided in future periods, or for consideration for origination of the contract, are deferred as unearned revenue reserves (URR), and recognized in revenue over the expected life of the contract using the same methods and assumptions used to amortize DAC.  Unearned revenue related to certain unrealized components in OCI, primarily unrealized gains and losses on securities available for sale, is recorded to equity through OCI.

Life insurance reserves are composed of benefit reserves and additional liabilities.  Benefit reserves are valued using the net level premium method on the basis of actuarial assumptions appropriate at policy issue.  Mortality and persistency assumptions are generally based on the Company’s experience, which, together with interest and expense assumptions, include a margin for possible unfavorable deviations.  Interest rate assumptions ranged from 3.0% to 9.3%.  Future dividends for participating business are provided for in the liability for future policy benefits.  Additional liabilities are held for certain insurance benefit features that have amounts assessed in a manner that is expected to result in profits in earlier years and subsequent losses.  The additional liability is valued using a range of scenarios, rather than a single set of best estimate assumptions, which are consistent with assumptions used in estimated gross profits for purposes of amortizing capitalized acquisition costs.

Estimates of future policy benefit reserves and liabilities are continually reviewed and, as experience develops, are adjusted as necessary.  The Company may also identify and implement actuarial modeling refinements to projection models that may result in increases and decreases to the liability for future policy benefits.  Such changes in estimates are included in earnings for the period in which such changes occur.

REINSURANCE

The Company has ceded reinsurance agreements with other insurance companies to limit potential losses, reduce exposure arising from larger risks, and provide additional capacity for future growth.  As part of a strategic alliance, the Company also reinsures risks associated with policies written by an independent producer group through modified coinsurance and yearly renewable term (YRT) arrangements with this producer group’s reinsurance company.  The ceding of risk does not discharge the Company from its primary obligations to contract owners.  To the extent that the assuming companies become unable to meet their obligations under reinsurance contracts, the Company remains liable.  The Company evaluates the financial strength and stability of each reinsurer prior to entering into each reinsurance contract and throughout the period that the reinsurance contract is in place.

All assets associated with business reinsured on a modified coinsurance basis remain with, and under the control of, the Company.  As part of its risk management process, the Company routinely evaluates its reinsurance programs and may change retention limits, reinsurers or other features at any time.

The Company has assumed reinsurance agreements with other insurance companies, which primarily include traditional life reinsurance and non-traditional longevity reinsurance.  Reinsurance agreements related to non-traditional longevity reinsurance are assumed from Pacific Life Re Limited (PLRL), an affiliate of the Company and a wholly owned subsidiary of Pacific LifeCorp.  PLRL is incorporated in the United Kingdom (UK) and provides reinsurance to insurance and annuity providers in the UK, Ireland, Australia and to insurers in select markets in Asia.  Non-traditional longevity reinsurance provides protection to retirement plans and insurers of such plans against changes in mortality improvement.  With a non-traditional longevity reinsurance transaction, the Company agrees with another party to exchange a predefined benefit and the realized benefit for a premium.

The Company utilizes reinsurance accounting for ceded and assumed transactions when risk transfer provisions have been met.  To meet risk transfer requirements, a reinsurance contract must include insurance risk, consisting of both underwriting and timing risk, and a reasonable possibility of a significant loss to the reinsurer.

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from their respective revenue, benefit, and expense accounts.  Prepaid reinsurance premiums, included in other assets, are premiums that are paid in advance for future coverage.  Amounts receivable and payable to reinsurers are offset for account settlement purposes for contracts where the right of offset exists, with net reinsurance receivables included in other assets and net reinsurance payables included in other liabilities.  Reinsurance receivables and payables may include balances due from reinsurance companies for paid and unpaid losses.  Reinsurance terminations and recapture gains are recorded in other income.

REVENUES, BENEFITS AND EXPENSES

Premiums from annuity contracts with life contingencies and traditional life and term insurance contracts are recognized as revenue when due.  Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the contracts by providing for liabilities for future policy benefits, expenses for contract administration and DAC amortization.

Receipts for UL and investment-type contracts are reported as deposits to either policyholder account balances or separate account liabilities and are not included in revenue.  Policy fees consist of mortality charges, surrender charges and expense charges that have been earned and assessed against related account values during the period and also include the amortization of URR.  The timing of policy fee revenue recognition is determined based on the nature of the fees.  Benefits and expenses include policy benefits and claims incurred in the period that are in excess of related policyholder account balances, interest credited to policyholder account balances, expenses of contract administration and the amortization of DAC.

Investment advisory fees are primarily fees earned by Pacific Life Fund Advisors LLC (PLFA), a wholly owned subsidiary of Pacific Life, which serves as the investment advisor for the Pacific Select Fund, an investment vehicle provided to the Company’s variable universal life (VUL) and variable annuity contract holders, and the Pacific Funds Series Trust, the investment vehicle for the Company’s mutual fund products and other funds.  These fees are based upon the NAV of the underlying portfolios and are recorded as earned.  Related subadvisory expense is included in operating and other expenses.

Aircraft leases are generally accounted for as operating leases and are structured as triple net leases whereby the lessee is responsible for maintaining the aircraft and paying operational, maintenance and insurance expenses.  The aircraft leases require payment in U.S. dollars.  Aircraft leasing revenue is recognized on a straight-line basis over the term of the lease agreements.  The Company has capital leases in the amount of $234 million and $333 million as of December 31, 2018 and 2017, respectively, which are included in other assets.

INCOME TAXES

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.  The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized.  In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.  If the Company determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with the Accounting Standards Codification’s (Codification) Income Taxes Topic on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision (benefit) for income taxes in the consolidated statements of operations.  Accrued interest and penalties are included in other liabilities in the consolidated statements of financial condition.

The Company accounts for investment tax credits using the deferral method of accounting.

The Company is accounting for the taxes due on future U.S. inclusions in taxable income related to global intangible low-taxed income as a current period expense when incurred (i.e., using the period cost method).

Pacific Life and its includable subsidiaries are included in the consolidated Federal income tax return and the combined California franchise tax return of PMHC and are allocated tax expense or benefit based principally on the effect of including their operations in these returns under a tax sharing agreement.  Certain of the Company’s non-insurance subsidiaries also file separate state tax returns, if necessary.  Some of the Company’s non-U.S. subsidiaries are subject to tax in Singapore and other jurisdictions.

On December 22, 2017, tax reform legislation formally known as the Tax Cuts and Jobs Act (the Act) was enacted, which significantly revised the U.S. corporate income tax system.  See Note 14.

CONTINGENCIES

The Company evaluates all identified contingent matters on an individual basis.  A loss is recorded if the contingent matter is probable of occurring and reasonably estimable.  The Company establishes reserves for these contingencies at the best estimate, or, if no one amount within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

SEPARATE ACCOUNTS

Separate accounts primarily include variable annuity and variable life contracts, as well as other guaranteed and non-guaranteed accounts.  Separate account assets are recorded at fair value and represent legally segregated contract holder funds.  A separate account liability is recorded equal to the amount of separate account assets.  Deposits to separate accounts, investment income and realized and unrealized gains and losses on the separate account assets accrue directly to contract holders and, accordingly, are not reflected in the consolidated statements of operations or cash flows.  Amounts charged to the separate account for mortality, surrender and expense charges are included in revenues as policy fees.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments has been determined using available market information and appropriate valuation methodologies.  However, considerable judgment is often required to interpret market data used to develop the estimates of fair value.  Accordingly, the estimates presented may not be indicative of the amounts the Company could realize in a current market exchange.  The use of different market assumptions and/or estimation methodologies could have a material effect on the fair value of the financial instruments.  See Note 11.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13.  This ASU removes, modifies, and adds certain disclosure requirements related to fair value measurements.  This ASU is effective for fiscal years beginning after December 15, 2019, however early adoption is permitted.  The Company early adopted this ASU as of December 31, 2018 and it did not have a material impact on the Company’s consolidated financial statement disclosures.

In 2018, the FASB issued ASU 2018-02.  This ASU permits retrospective reclassification of certain tax effects from accumulated other comprehensive income (AOCI) to retained earnings for stranded tax effects resulting from the Act.  This ASU is effective for fiscal years beginning after December 15, 2018, however early adoption is permitted for financial statements that have not yet been issued.  The Company early adopted this ASU and reclassified $285 million of deferred tax effects from AOCI to retained earnings as of December 31, 2017.  See the consolidated statements of equity and Note 12.

In 2016, the FASB issued ASU 2016-01 that amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments.  The new guidance changes the current accounting guidance related to (i) the classification and measurement of certain equity investments, (ii) the presentation of changes in the fair value of financial liabilities measured under the fair value option that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments.  The new guidance most significantly impacts equity interests in limited partnership interests and joint ventures currently accounted for under the cost method which are now measured at fair value utilizing the NAV practical expedient in the Codification’s Financial Services - Investment Companies Topic.  Additionally, due to the elimination of historical classification guidance for equity securities (i.e., trading, available for sale), equity securities historically classified as trading and equity securities historically classified as available for sale all are now presented together as equity securities included in other investments and measured at fair value through net income.  The Company adopted this ASU on January 1, 2018 applying the modified retrospective approach.  The impact of this adoption on January 1, 2018 was an increase of $29 million to beginning retained earnings and a reduction of $3 million to AOCI.  See the consolidated statements of equity and Notes 5 and 11.  Upon adoption, $82 million of equity securities available for sale were reclassified to other investments.  In addition, equity securities of $375 million are no longer categorized as trading.

In 2016, the FASB issued ASU 2016-15 and ASU 2016-18 (the Cash Flow ASUs).  ASU 2016-15 provides guidance clarifying how certain cash receipts and cash payments should be classified.  ASU 2016-18 requires companies to include restricted cash within cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows.  The Company adopted the Cash Flow ASUs on January 1, 2018 and applied it retrospectively.  Adoption changed the Company’s presentation of restricted cash on the consolidated statements of cash flows with the inclusion of the restricted cash balance in the beginning and ending cash and cash equivalents balance and the elimination of the restricted cash activity in other financing activities, net within the net cash provided by financing activities.  As a result, net cash provided by financing activities increased $23 million and decreased $77 million for the years ended December 31, 2017 and 2016, respectively.

FUTURE ADOPTION OF ACCOUNTING PRONOUNCEMENTS

In 2018, the FASB issued targeted improvements to the accounting for long-duration insurance contracts, ASU 2018-12.  The objective of this guidance is to make improvements to the existing recognition, measurement, presentation, and disclosure requirements for long-duration contracts issued by an insurance entity.  The new guidance improves the timeliness of recognizing changes in the liability for future policy benefits for traditional long-duration contracts by requiring that underlying cash flow assumptions be reviewed and updated at least annually.  The rate used to discount future cash flows must be based on an upper-medium grade fixed income investment yield.  The change in the reserve estimate as a result of updating cash flow assumptions will be recognized in net income.  The change in the reserve estimate as a result of updating the discount rate assumption will be recognized in OCI.  The new guidance also creates a new category of market risk benefits (i.e., features that protect the contract holder from more than nominal capital market risk) for certain guarantees associated with contracts which are required to be measured at fair value with changes recognized in net income.  In addition, the new guidance simplifies the amortization of deferred policy acquisition costs and other similar capitalized balances (i.e., unearned revenue reserves) by requiring such costs to be amortized on a constant-level basis that approximates the straight-line method.  Lastly, the new guidance increases and enhances the disclosures related to long-duration insurance contracts.  The new guidance is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years.  Early adoption is permitted.  The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In 2017, the FASB issued targeted improvements to accounting for hedging activities, ASU 2017-12.  The objective of this guidance is to improve the financial reporting of hedging relationships to better portray the economic results of a company’s risk management activities in its financial statements and make certain targeted improvements to simplify the application of the hedge accounting guidance.  The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years.  The amended presentations and disclosure guidance is required only prospectively.  Adoption of this standard on January 1, 2019 did not have a material impact on the Company’s consolidated financial statements.

In 2016, the FASB issued ASU 2016-13 that provides guidance on the measurement of credit losses for certain financial assets.  This ASU replaces the incurred loss impairment methodology with one that reflects expected credit losses.  The measurement of expected credit losses should be based on historical loss information, current conditions, and reasonable and supportable forecasts.  The guidance also requires enhanced disclosures.  This ASU is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years with a cumulative-effect adjustment to retained earnings under a modified-retrospective approach.  Early adoption is permitted for fiscal years beginning after December 31, 2018, including interim periods within those fiscal years.  The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In 2016, the FASB issued ASU 2016-02 that provides guidance on leasing transactions.  The new guidance requires a lessee to recognize assets and liabilities for leases with lease terms of more than 12 months.  Consistent with current guidance, leases would be classified as finance or operating leases.  However, unlike current guidance, the new guidance will require both types of leases to be recognized on the consolidated statements of financial condition by the lessee.  Lessor accounting will remain largely unchanged from current guidance except for certain targeted changes.  The new guidance will also require new qualitative and quantitative disclosures.  This ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, and requires a modified retrospective transition approach which includes a number of optional practical expedients.  Early adoption is permitted.  The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In 2014, the FASB issued ASU 2014-09, a new revenue recognition standard.  The new guidance will supersede nearly all existing revenue recognition guidance under U.S. GAAP; however, it will not impact the accounting for insurance contracts, leases, financial instruments and guarantees.  For those contracts that are impacted by the new guidance, the guidance will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services.  This ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years and will be applied under a modified retrospective approach.  Adoption of this standard on January 1, 2019 did not have a material impact on the Company’s consolidated financial statements.

2.                          STATUTORY FINANCIAL INFORMATION AND DIVIDEND RESTRICTIONS

STATUTORY ACCOUNTING PRACTICES

Pacific Life prepares its regulatory financial statements in accordance with statutory accounting practices prescribed or permitted by the NE DOI, which is a comprehensive basis of accounting other than U.S. GAAP.  Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, recognizing certain policy fees as revenue when billed, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, as well as the valuation of investments and certain assets and accounting for deferred income taxes on a different basis.

The NE DOI has a prescribed accounting practice for certain synthetic guaranteed interest contract (GIC) reserves that differs from National Association of Insurance Commissioners (NAIC) Accounting Practices and Procedures Manual (NAIC SAP).  The NE DOI reserve method is based on an annual accumulation of 30% of the contract fees on synthetic GICs and is subject to a maximum of 150% of the annualized contract fees.  This reserve amounted to $60 million and $59 million as of December 31, 2018 and 2017, respectively, and has been recorded by Pacific Life.  The NAIC SAP basis for this reserve equals the excess, if any, of the value of guaranteed contract liabilities over the market value of the assets in the segregated portfolio less deductions based on asset valuation reserve factors.  As of December 31, 2018 and 2017, the reserve for synthetic GICs using the NAIC SAP basis was zero.

STATUTORY NET INCOME AND SURPLUS

Statutory net income of Pacific Life was $869 million, $1,201 million and $850 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Statutory capital and surplus of Pacific Life was $9,691 million and $9,313 million as of December 31, 2018 and 2017, respectively.

AFFILIATED REINSURANCE

Pacific Life cedes certain statutory reserves to affiliated special purpose financial insurance companies and affiliated captive reinsurance companies that are supported by a combination of cash, invested and other assets and third-party letters of credit or note facilities.  As of December 31, 2018, Pacific Life’s total statutory reserve credit was $2,448 million, of which $1,575 million was supported by third-party letters of credit and note facilities.  As of December 31, 2017, Pacific Life’s total statutory reserve credit was $2,224 million, of which $1,450 million was supported by third-party letters of credit and note facilities, as described below.

Pacific Life utilizes affiliated reinsurers to mitigate the statutory capital impact of NAIC Model Regulation “Valuation of Life Insurance Policies” (Regulation XXX) and NAIC Actuarial Guideline 38 on the Company’s UL products with flexible duration no lapse guarantee rider (FDNLGR) benefits.  Pacific Alliance Reinsurance Company of Vermont (PAR Vermont) and Pacific Baleine Reinsurance Company (PBRC) are Vermont based special purpose financial insurance companies subject to regulatory supervision by the Vermont Department of Financial Regulation (Vermont Department).  PAR Vermont and PBRC are wholly owned subsidiaries of Pacific Life and accredited authorized reinsurers in Nebraska.  Pacific Life cedes certain level term life insurance to PBRC and FDNLGR benefits to PAR Vermont and PBRC.  Reinsurance ceded to PAR Vermont is net of the reinsurance ceded under an excess of loss reinsurance agreement with a commercial reinsurer.  Economic reserves, as defined in the PAR Vermont and PBRC reinsurance agreements, are supported by cash and invested and other assets, including funds withheld at Pacific Life.

Reserves in excess of the economic reserves held at PAR Vermont are supported by a letter of credit agreement provided by a highly rated bank, which has a maximum commitment amount of $843 million and a 20 year term expiring October 2031.  The letter of credit agreement is non-recourse to Pacific LifeCorp or any of its affiliates, other than PAR Vermont.  The letter of credit has been approved as an admissible asset by the Vermont Department for PAR Vermont statutory accounting.  As of December 31, 2018 and 2017, the letter of credit amounted to $794 million and $767 million, respectively, and was held in a trust with Pacific Life as beneficiary.  PAR Vermont admitted $794 million and $767 million as assets in its statutory financial statements as of December 31, 2018 and 2017, respectively.

Reserves in excess of the economic reserves held at PBRC are supported by a note facility with a maximum commitment amount of $1.6 billion.  This facility is non-recourse to Pacific Life or any of its affiliates, other than PBRC.  Through this facility, PBRC issued a surplus note with a maturity date of December 2046 and received a note receivable in return with a maturity date of December 2041.  The note receivable is credit enhanced by a highly rated third-party reinsurer for 22 years with a three year extension.  The note receivable has been approved as an admissible asset by the Vermont Department for PBRC statutory accounting.  As of December 31, 2018 and 2017, the note receivable amounted to $361 million and $263 million, respectively, and was held in a trust with Pacific Life as beneficiary.  PBRC admitted $361 million and $263 million as an asset in its statutory financial statements as of December 31, 2018 and 2017, respectively.

Pacific Life has reinsurance agreements with Pacific Life Reinsurance (Barbados) Ltd. (PLRB), an exempt life reinsurance company domiciled in Barbados and wholly owned by Pacific LifeCorp.  The underlying reinsurance is comprised of coinsurance and YRT treaties.  Pacific Life retroceded the majority of the underlying YRT U.S. treaties on a 100% coinsurance with funds withheld basis to PLRB (PLRB Agreement).  The PLRB Agreement is accounted for under deposit accounting for U.S. GAAP and as reinsurance under statutory accounting principles.  The statutory accounting reserve credit is supported by cash, funds withheld at Pacific Life and a $420 million letter of credit issued to PLRB by a highly rated bank for the benefit of Pacific Life, which expires August 2021.  In connection with the letter of credit, Pacific LifeCorp has provided a guarantee to the bank for certain obligations under the letter of credit agreement.  In addition, Pacific LifeCorp entered into a capital maintenance agreement with PLRB.

Pacific Annuity Reinsurance Company (PARC) is a captive reinsurance company subject to regulatory supervision by the Arizona Department of Insurance (AZ DOI) and wholly owned by Pacific LifeCorp.  PARC was formed to reinsure benefits provided by variable annuity contracts and contract rider guarantees issued by Pacific Life.  Base annuity contracts are reinsured on a modified coinsurance basis and the contract guarantees are reinsured on a coinsurance with funds withheld basis.  In December 2012, the effective date of the reinsurance agreement, Pacific Life ceded 5% of its inforce variable annuity business to PARC, after third-party reinsurance, and cedes 5% of new business issued thereafter.

RISK-BASED CAPITAL

Risk-based capital is a method developed by the NAIC to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile.  The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk.  Additionally, certain risks are required to be measured using actuarial cash flow modeling techniques, subject to formulaic minimums.  The adequacy of a company’s actual capital is measured by a comparison to the risk-based capital results.  Companies below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action.  As of December 31, 2018 and 2017, Pacific Life, Pacific Life & Annuity Company (PL&A), an Arizona domiciled life insurance company wholly owned by Pacific Life, PAR Vermont, and PBRC all exceeded the minimum risk-based capital requirements.

DIVIDEND RESTRICTIONS

The payment of dividends by Pacific Life to Pacific LifeCorp is subject to restrictions set forth in the State of Nebraska insurance laws.  These laws require (i) notification to the NE DOI for the declaration and payment of any dividend and (ii) approval by the NE DOI for accumulated dividends within the preceding twelve months that exceed the greater of 10% of statutory policyholder surplus as of the preceding December 31 or statutory net gain from operations for the preceding twelve months ended December 31.  Generally, these restrictions pose no short-term liquidity concerns for Pacific LifeCorp.  Based on these restrictions and 2018 statutory results, Pacific Life could pay $927 million in dividends in 2019 to Pacific LifeCorp without prior approval from the NE DOI, subject to the notification requirement.  During the year ended December 31, 2017, Pacific Life paid dividends to Pacific LifeCorp of $160 million.  Pacific Life did not pay any dividends to Pacific LifeCorp during the years ended December 31, 2018 and 2016.

The payment of dividends by PL&A to Pacific Life is subject to restrictions set forth in the State of Arizona insurance laws.  These laws require (i) notification to the AZ DOI for the declaration and payment of any dividend and (ii) approval by the AZ DOI for accumulated dividends within the preceding twelve months that exceed the lesser of 10% of statutory surplus as regards to policyholders as of the preceding December 31 or statutory net gain from operations for the preceding twelve months ended December 31.  Based on these restrictions and 2018 statutory results, PL&A could pay $41 million in dividends to Pacific Life in 2019 without prior regulatory approval, subject to the notification requirement.  During the years ended December 31, 2018, 2017 and 2016, PL&A paid dividends to Pacific Life of $40 million, $40 million and $39 million, respectively.

3.                          VARIABLE INTEREST ENTITIES

The Company evaluates its interests in VIEs on an ongoing basis and consolidates those VIEs in which it has a controlling financial interest and is thus deemed to be the primary beneficiary.  A controlling financial interest has both of the following characteristics: (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.  Creditors or beneficial interest holders of VIEs, where the Company is the primary beneficiary, have no recourse against the Company in the event of default by these VIEs.

CONSOLIDATED VIEs

The following table presents, as of December 31, 2018 and 2017, the assets and liabilities, which the Company has consolidated because it is the primary beneficiary:

	Assets	Liabilities
	(In Millions)
December 31, 2018:
Commercial mortgage-backed securities	$1,805	$1,525
CLO and warehousing facilities	1,010	920
Sponsored investment funds	544	58
Other	35	81
Total	$3,394	$2,584

December 31, 2017:
Commercial mortgage-backed securities	$1,805	$1,525
CLO and warehousing facilities	681	612
Sponsored investment funds	380	72
Other	24	19
Total	$2,890	$2,228

COMMERCIAL MORTGAGE-BACKED SECURITIES

The Company has purchased significant interests in multiple commercial mortgage-backed security trusts secured by commercial real estate properties (CMBS VIEs).  The trusts are classified as VIEs as they have no equity investment at risk and while no future equity infusions should be required to permit the entities to continue their activities, accounting guidance requires trusts with no equity at risk to be classified as VIEs.  The Company has determined that it is the primary beneficiary of the VIEs due to the significant control over the collateral the Company has in the event of a default.  The assets of the CMBS VIEs can only be used to settle their respective liabilities, and the Company is not responsible for any principal or interest shortfalls.  The Company’s exposure is limited to its investment of $279 million as of December 31, 2018 and 2017.  Non-recourse debt consolidated by the Company was $1,521 million as of December 31, 2018 and 2017 (included in CMBS VIE debt in Note 10).

CLO AND WAREHOUSING FACILITIES

The Company provides initial seed capital into sponsored CLO and warehousing facilities, which are classified as VIEs as they have insufficient equity investment at risk.  The Company has determined that it is the primary beneficiary of these VIEs due to its significant control as the collateral manager.  The Company has elected the FVO method of accounting for $954 million and $621 million of investments in the CLO and warehousing facilities as of December 31, 2018 and 2017, respectively.  The Company has also elected the FVO method of accounting for $880 million and $462 million of debt issued from the CLO as of December 31, 2018 and 2017, respectively.  The Company elected the FVO method of accounting for the investments and debt in order to measure both at fair value under a consistent methodology.  This debt is secured by broadly syndicated bank loans, is non-recourse to the Company and the Company is not responsible for any principal shortfalls from the underlying collateral.  Additionally, short-term non-recourse debt consolidated by the Company from warehousing facilities was zero and $50 million as of December 31, 2018 and 2017, respectively (included in other VIE debt in Note 10).

SPONSORED INVESTMENT FUNDS

The Company has leveraged internal expertise to bring investment strategies/products to sophisticated institutional investors and qualified institutional buyers.  Structured as limited partnerships, the Company has provided the initial investments to provide seed capital for these products for the purpose of refining the investment strategies and developing a performance history.  Based on the design and operation of these entities, the Company concluded that they are subject to consolidation under the VIE rules and that the Company is the primary beneficiary.   Short-term non-recourse debt consolidated by the Company was $55 million and $69 million as of December 31, 2018 and 2017, respectively (included in other VIE debt in Note 10).  The lines of credit associated with this debt have a $75 million borrowing capacity.  The Company’s unfunded commitment to the underlying investments of the limited partnerships was $726 million and $545 million as of December 31, 2018 and 2017, respectively.

FINANCING STRUCTURES

Aviation Capital Group LLC (ACG), an 80% owned indirect subsidiary of Pacific Life engaged in the acquisition and leasing of commercial aircraft, has participated in the design and formation of certain legal entities that are consolidated.  These legal entities enable ACG’s lenders to perfect their security interest in financing structures used to purchase, lease, and obtain financings secured by various aircraft.  These legal entities have entered into loans with various third parties and financial institutions which are primarily guaranteed by ACG and supported by secondary guarantees from either the Export-Import Bank of the United States (Ex-Im) or the export credit agencies of the UK, France and/or Germany (ECA).  Some of these legal entities are considered VIEs because they do not have sufficient equity investment at risk.  Additionally, ACG bears significant risk of loss (through guarantees of the loans recourse only to ACG), participates in gains through a capital lease and has the power to direct the activities that most significantly impact the economic performance of these legal entities.  Therefore, it has been determined that ACG is the primary beneficiary of these VIEs.

Aircraft with these financing structures as of December 31, 2018 and 2017, totaled $1,227 million and $1,396 million, respectively, and are included in aircraft, net.  Also, as of December 31, 2018 and 2017, debt, recourse only to ACG, associated with these financing structures totaled $534 million and $693 million, respectively, and are included in debt.  See Notes 6 and 10.

NON-CONSOLIDATED VIEs

The following table presents the carrying amount and classification of the investments in VIEs in which the Company holds a variable interest but does not consolidate because it is not the primary beneficiary.  The Company has determined that it is not the primary beneficiary of these VIEs because it does not have the power to direct their most significant activities.  Also presented is the maximum exposure to loss which includes the carrying amount plus any unfunded commitments assuming the commitments are fully funded.

	Carrying Amount	Maximum Exposure to Loss
	(In Millions)
December 31, 2018:
Private equity	$617	$1,259
Real estate	92	120
Other	57	57
Total	$766	$1,436

December 31, 2017:
Mortgage loans	$96	$104
Private equity	547	965
Real estate	147	203
Other	15	15
Total	$805	$1,287

MORTGAGE LOANS

Included in mortgage loans was a non-recourse construction loan to a non-consolidated VIE, which was sold during 2018.

PRIVATE EQUITY

Private equity are limited partnership investment funds that are reported in other investments.

REAL ESTATE

Real estate are limited partnership investments that are unconsolidated and accounted for under the equity method which are reported in other investments.

OTHER NON-CONSOLIDATED VIEs NOT INCLUDED IN THE TABLE ABOVE

As part of normal investment activities, the Company will make passive investments in structured securities for which it is not the sponsor.  The structured security investments include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), and other asset-backed securities which are reported in fixed maturity securities available for sale.  The Company has determined that it is not the primary beneficiary of these structured securities due to the fact that it does not control these entities.  The Company’s maximum exposure to loss for these investments is limited to its carrying amount.  See Note 5 for the net carrying amount and fair value of the structured security investments.

4.                          DEFERRED POLICY ACQUISITION COSTS

Components of DAC are as follows:

	Years Ended December 31,
	2018	2017	2016
	(In Millions)
Balance, January 1	$4,693	$4,509	$4,719
Additions:
Capitalized during the year	871	613	490
Amortization:
Impact of assumption unlockings	(38)	40	(18)
All other	(846)	(407)	(550)
Total amortization	(884)	(367)	(568)
Allocated to OCI	343	(62)	(132)
Balance, December 31	$5,023	$4,693	$4,509

Components of the capitalized sales inducement balance included in the DAC asset are as follows:

	Years Ended December 31,
	2018	2017	2016
	(In Millions)
Balance, January 1	$513	$545	$583
Deferred costs capitalized during the year	9	11	14
Amortization of deferred costs	(85)	(43)	(52)
Balance, December 31	$437	$513	$545

5.                          INVESTMENTS

The net carrying amount, gross unrealized gains and losses, and fair value of available for sale securities are shown below.  The net carrying amount represents amortized cost adjusted for OTTI losses recognized in earnings and terminated fair value hedges.  Effective January 1, 2018, with the adoption of ASU 2016-01 (Note 1), equity securities available for sale were reclassified to equity securities at fair value and are excluded from the table below for December 31, 2018.  See Note 11 for information on the Company’s fair value measurements and disclosure.

	Net
	Carrying	Gross Unrealized
	Amount	Gains	Losses	Fair Value
	(In Millions)
December 31, 2018:
U.S. Government	$54	$6		$60
Obligations of states and political subdivisions	1,172	124	$3	1,293
Foreign governments	604	26	7	623
Corporate securities (1)	44,477	1,085	1,243	44,319
RMBS (2)	2,098	82	24	2,156
CMBS	1,300	14	21	1,293
Other asset-backed securities	1,407	44	15	1,436
Total fixed maturity securities	$51,112	$1,381	$1,313	$51,180

	Net
	Carrying	Gross Unrealized
	Amount	Gains	Losses	Fair Value
	(In Millions)
December 31, 2017:
U.S. Government	$72	$7		$79
Obligations of states and political subdivisions	810	172		982
Foreign governments	489	44	$1	532
Corporate securities (1)	39,099	2,675	168	41,606
RMBS (2)	1,846	92	13	1,925
CMBS	1,025	25	9	1,041
Other asset-backed securities	1,244	56	5	1,295
Total fixed maturity securities	$44,585	$3,071	$196	$47,460

Perpetual preferred securities	$13	$1		$14
Other equity securities	65	3		68
Total equity securities	$78	$4	—	$82

(1)         Gross unrealized losses, for which OTTI has been recognized in earnings in current or prior periods, were $4 million and zero as of December 31, 2018 and 2017, respectively.

(2)         Gross unrealized losses, for which OTTI has been recognized in earnings in current or prior periods, were $7 million as of December 31, 2018 and 2017.

The net carrying amount and fair value of fixed maturity securities available for sale as of December 31, 2018, by contractual repayment date of principal, are shown below.  Expected maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Net
	Carrying	Gross Unrealized
	Amount	Gains	Losses	Fair Value
	(In Millions)
Due in one year or less	$1,526	$20	$5	$1,541
Due after one year through five years	9,365	172	87	9,450
Due after five years through ten years	19,875	196	617	19,454
Due after ten years	15,541	853	544	15,850
	46,307	1,241	1,253	46,295
Mortgage-backed and asset-backed securities	4,805	140	60	4,885
Total fixed maturity securities	$51,112	$1,381	$1,313	$51,180

The following tables present the fair value and gross unrealized losses on investments where the fair value has declined and remained continuously below the net carrying amount for less than twelve months and for twelve months or greater.

	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Millions)
December 31, 2018:
Obligations of states and political subdivisions	$221	$3			$221	$3
Foreign governments	118	4	$28	$3	146	7
Corporate securities	19,538	777	5,237	466	24,775	1,243
RMBS	418	8	382	16	800	24
CMBS	451	7	264	14	715	21
Other asset-backed securities	319	5	268	10	587	15
Total fixed maturity securities	$21,065	$804	$6,179	$509	$27,244	$1,313

December 31, 2017:
Foreign governments			$29	$1	$29	$1
Corporate securities	$2,573	$34	3,566	134	6,139	168
RMBS	145	1	389	12	534	13
CMBS	167	2	146	7	313	9
Other asset-backed securities	209	1	219	4	428	5
Total fixed maturity securities	3,094	38	4,349	158	7,443	196

Other investments	5	1	7	2	12	3
Total other investments	5	1	7	2	12	3
Total	$3,099	$39	$4,356	$160	$7,455	$199

The number of securities in an unrealized loss position for less than 12 months as of December 31, 2018 and 2017 were 1,745 and 352, respectively.  The number of securities in an unrealized loss position for 12 months or greater as of December 31, 2018 and 2017 were 571 and 372, respectively.

The gross unrealized losses on available for sale investments in the tables above increased from $199 million as of December 31, 2017 to $1,313 million as of December 31, 2018.  The increase is primarily due to rising interest rates, as well as credit spread widening.

The Company has evaluated fixed maturity securities available for sale with gross unrealized losses and has determined that the unrealized losses are temporary.  The Company does not intend to sell the investments and it is more likely than not that the Company will not be required to sell the investments before recovery of their net carrying amounts.

The Company has a securities lending program whereby the Company lends fixed maturity securities (security loans) to financial institutions in short-term arrangements.  The Company received cash collateral (cash collateral liability) equal to 102% of the fair value of the loaned securities and monitors the fair value of loaned securities with additional collateral obtained, as necessary.  The gross carrying amounts are disclosed in the table below.  The borrowers of the loaned securities are permitted to sell or repledge those securities.  All securities lending agreements are callable by the Company at any time.  The contractual maturities on all securities lending arrangements are open as the related loaned security could be returned to the Company on the next business day, which would require the Company to immediately return the cash collateral.

Upon default of the borrower, the Company has the right to purchase replacement securities using the cash collateral held. Similarly, upon default of the Company, the borrower has the right to sell the loaned securities and apply the proceeds from such sale to the Company’s obligation to return the cash collateral held.  The Company has made an accounting policy election not to offset the loaned securities and cash collateral liabilities in its consolidated statements of financial condition.

The Company invests cash collateral received from its securities lending arrangements into repurchase agreements (reinvestment portfolio).  To manage the mismatch of maturity dates between the security lending transactions and the related reinvestment portfolio, the Company reinvests in highly liquid assets maturing within 90 days.  All repurchase agreements must be collateralized by U.S. Treasury Securities, U.S. Agency Securities, or U.S. Corporate bonds with fair value equals to 102% of the repurchase agreements.  Additionally, all repurchase agreements are indemnified by the Company’s securities lending agent against counterparty default.  When counterparty default and price movements of the collateral received present the primary risks for repurchase agreements, the Company mitigates such risks by mandating short maturities, applying proper haircuts, monitoring fair values daily, and securing indemnification from financial institutions with strong financial credit ratings.

The following table presents the Company’s security loans outstanding, reinvestment portfolio and the corresponding collateral held:

	December 31,
	2018	2017
	(In Millions)
Security loans outstanding, fair value (1)	$1,254	$797
Reinvestment portfolio, fair value (2)	1,296	824
Cash collateral liability (3)	1,296	824

(1)         Included in fixed maturity securities available for sale, at fair value and comprised of corporate securities.

(2)         Included in cash, cash equivalents, and restricted cash.  The reinvestment portfolio remaining contractual maturities as of December 31, 2018 are $571 million, $375 million and $350 million maturing in 30 days or less, 31 to 60 days and 61 to 90 days, respectively.

(3)         Included in other liabilities.

Major categories of investment income and related investment expense are summarized as follows:

	Years Ended December 31,
	2018	2017	2016
	(In Millions)
Fixed maturity securities	$2,080	$1,912	$1,812
FVO securities	52	26	17
Mortgage loans	694	613	550
Real estate	187	148	120
Policy loans	216	212	205
Partnerships and joint ventures	215	115	39
Other	51	37	26
Gross investment income	3,495	3,063	2,769
Investment expense	248	223	182
Net investment income	$3,247	$2,840	$2,587

The components of net investment gain are as follows:

	Years Ended December 31,
	2018	2017	2016
	(In Millions)
Fixed maturity securities:
Gross gains on sales	$33	$87	$37
Gross losses on sales	(36)	(9)	(13)
Total fixed maturity securities	(3)	78	24
FVO securities and trading securities	(38)	44	(3)
Equity securities	(21)	17	1
Real estate			78
Equity total return swaps	54	(215)	(107)
Equity futures	(3)	(84)	(215)
Equity put options	9	(29)
Equity call options	(256)	343	98
Foreign currency and interest rate swaps	10	(17)	(7)
Synthetic GIC policy fees	44	45	44
Embedded derivatives:
Variable annuity GLB		322	316
Fixed indexed annuities	44	(128)	(47)
Life indexed accounts	228	(335)	(100)
Other	(8)	(3)	19
Other	(6)	10	9
Net investment gain	$54	$48	$110

The tables below summarize OTTI by investment type:

	Recognized in Earnings	Recognized in OCI	Total
	(In Millions)
Year Ended December 31, 2018:
Corporate securities	$8		$8
RMBS	1		1
OTTI - fixed maturity securities	9	—	9
Real estate	6		6
Total OTTI	$15	—	$15

Year Ended December 31, 2017:
Corporate securities	$8		$8
RMBS	1		1
OTTI - fixed maturity securities	9	—	9
Other investments	2		2
Total OTTI	$11	—	$11

Year Ended December 31, 2016:
Corporate securities	$22	$3	$25
RMBS	12	8	20
OTTI - fixed maturity securities	34	11	45
Real estate	2		2
Other investments	6		6
Total OTTI	$42	$11	$53

The table below details the amount of OTTI attributable to credit losses recognized in earnings for which a portion was recognized in OCI:

	Years Ended December 31,
	2018	2017
	(In Millions)
Cumulative credit loss, January 1	$174	$174
Additions for credit impairments recognized on:
Securities not previously other than temporarily impaired		1
Total additions	—	1

Reductions for credit impairments previously recognized on:
Securities due to an increase in expected cash flows and time value of cash flows	(1)	(1)
Securities sold	(9)
Total subtractions	(10)	(1)
Cumulative credit loss, December 31	$164	$174

Net unrealized gain (loss) recognized in the consolidated statements of operations during the periods presented on securities still held at each period end is as follows:

	Years Ended December 31,
	2018	2017	2016
	(In Millions)
FVO securities	$(29)	$33	$(7)
Trading securities	(10)	7	1
Equity securities	(8)
Other investments measured at NAV	35	17	8

The change in net unrealized gain (loss) on investments in available for sale securities is as follows:

	Years Ended December 31,
	2018	2017	2016
	(In Millions)
Available for sale securities:
Fixed maturity	$(2,807)	$1,119	$502
Equity (1)		(6)	7
Total available for sale securities	$(2,807)	$1,113	$509

(1)    Effective January 1, 2018, with the adoption of ASU 2016-01 (Note 1), available for sale equity securities were reclassified to equity securities at fair value through net income.

Trading securities, included in other investments, totaled $232 million and $624 million as of December 31, 2018 and 2017, respectively.  The cumulative net unrealized gain (loss) on trading securities held as of December 31, 2018 and 2017 was ($8) million and $9 million, respectively.

Mortgage loans are primarily collateralized by commercial properties mainly located throughout the U.S.  The geographic distribution of mortgage loans for the top five states or federal districts is as follows:

	December 31,
	2018	2017
	(In Millions)
Texas	$2,481	$2,460
California	2,219	2,033
New York	1,707	1,716
Washington	1,480	1,432
District of Columbia	1,116	1,160
Other	5,883	4,757
Total mortgage loans	$14,886	$13,558

Included in the December 31, 2018 and 2017 amounts for Texas and New York are $1,050 million and $750 million, respectively, consolidated from the CMBS VIEs (Note 3).  Included in the December 31, 2018 amounts for Other in the table above are $341 million and $164 million located in Canada and the UK, respectively.  Included in the December 31, 2017 amounts for Other in the table above are $383 million and $176 million located in Canada and the UK, respectively.  The Company did not have any mortgage loans with accrued interest more than 180 days past due as of December 31, 2018 or 2017.  As of December 31, 2018, there was no single mortgage loan investment that exceeded 10% of stockholder’s equity.

The Company reviews the performance and credit quality of the mortgage loan portfolio on an on-going basis, including loan payment and collateral performance.  Collateral performance includes a review of the most recent collateral inspection reports and financial statements.  Analysts track each loan’s debt service coverage ratio (DCR) and loan-to-value ratio (LTV).  The DCR compares the collateral’s net operating income to its debt service payments.  DCRs less than 1.0 times indicate that the collateral operations do not generate enough income to cover the loan’s current debt payments.  A larger DCR indicates a greater excess of net operating income over the debt service.  The LTV compares the amount of the loan to the fair value of the collateral and is commonly expressed as a percentage.  LTVs greater than 100% indicate that the loan amount exceeds the collateral value.  A smaller LTV percentage indicates a greater excess of collateral value over the loan amount.

The loan review process will result in each loan being placed into a No Credit Concern category or one of three levels:  Level 1 Minimal Credit Concern, Level 2 Moderate Credit Concern or Level 3 Significant Credit Concern.  Loans in No Credit Concern category are performing and no issues are noted.  The collateral exhibits a strong DCR and LTV and there are no near term maturity concerns.  The loan credit profile and borrower sponsorship have not experienced any significant changes and remain strong.  For construction loans, projects are progressing as planned with no significant cost overruns or delays.

Level 1 loans are experiencing negative market pressure and outlook due to economic factors.  Financial covenants may have been triggered due to declines in performance.  Credit profile and/or borrower sponsorship remain stable but require monitoring.  Near term (6 months or less) maturity requires monitoring due to negative trends.  No impairment loss concerns exist under current conditions, however some possibility of loss may exist under stressed scenarios or changes in sponsorship financial strength.

Level 2 loans are experiencing significant or prolonged negative market pressure and uncertain outlook due to economic factors; financial covenants may have been triggered due to declines in performance and/or borrower may have requested covenant relief.  Loan credit profile, borrower sponsorship and/or collateral value may have declined or give cause for concern.  Near term maturity (12 months or less) coupled with negative market conditions, property performance and value and/or borrower stability result in increased refinance risk.

Level 3 loans are experiencing prolonged and/or severe negative market trends, declines in collateral performance and value, and/or borrower financial difficulties exist.  Borrower may have asked for modification of loan terms.  Without additional capital infusion and/or acceptable modification to existing loan terms, default is likely and foreclosure the probable alternative.  Impairment loss is possible depending on current fair market value of the collateral.  This category includes loans in default and previously impaired restructured loans that underperform despite modified terms and/or for which future loss is probable.

Loans classified as Level 2 or Level 3 are placed on a watch list and monitored weekly.  Loans that have been identified as Level 3 are evaluated to determine if the loan is impaired.  A loan is impaired if it is probable that amounts due according to the contractual terms of the loan agreement will not be collected.

As of  December 31, 2018, 2017 and 2016, there were 11, 14 and 14 loans with a book value of $93 million, $305 million and $307 million, respectively, that were considered impaired.  Since the fair value of the underlying collateral on these loans was greater than their carrying amount of the loans, no impairment loss was recorded.

The following tables set forth mortgage loan credit levels as of December 31, 2018 and 2017 ($ In Millions):

	December 31, 2018
			Level 1		Level 2		Level 3
	No Credit Concern		Minimal Credit Concern		Moderate Credit Concern		Significant Credit Concern		Total
		Weighted		Weighted		Weighted		Weighted		Weighted
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average
Property Type	Amount	DCR	Amount	DCR	Amount	DCR	Amount	DCR	Amount	DCR
Agricultural	$321	2.35							$321	2.35
Apartment	1,464	1.71	$45	1.09					1,509	1.69
Golf course	21	1.97	16	0.85	$28	1.01	$41	0.75	106	1.08
Industrial	90	1.54							90	1.54
Lodging	1,427	2.30	50	1.85					1,477	2.29
Mobile home park	187	3.06							187	3.06
Office	3,640	1.95	524	1.65			22	0.47	4,186	1.91
Office - VIE	750	3.44							750	3.44
Residential	43	1.44							43	1.44
Retail	2,972	2.14							2,972	2.14
Retail - VIE	1,050	2.64							1,050	2.64
Construction	1,808		387						2,195
Total	$13,773	2.19	$1,022	1.61	$28	1.01	$63	0.66	$14,886	2.15

	December 31, 2017
			Level 1		Level 2		Level 3
	No Credit Concern		Minimal Credit Concern		Moderate Credit Concern		Significant Credit Concern		Total
		Weighted		Weighted		Weighted		Weighted		Weighted
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average
Property Type	Amount	DCR	Amount	DCR	Amount	DCR	Amount	DCR	Amount	DCR
Agricultural	$115	2.11							$115	2.11
Apartment	1,003	1.75	$45	1.05					1,048	1.72
Golf course	22	2.19	16	0.82	$41	1.00	$50	0.81	129	1.11
Industrial	34	1.55			18	2.09			52	1.74
Lodging	1,376	2.41					175	0.88	1,551	2.24
Mobile home park	189	2.94							189	2.94
Office	3,307	2.05	446	1.36			21	0.49	3,774	1.96
Office - VIE	750	3.28							750	3.28
Residential	63	1.43							63	1.43
Retail	2,848	2.18							2,848	2.18
Retail - VIE	1,050	2.39							1,050	2.39
Construction	1,989								1,989
Total	$12,746	2.23	$507	1.31	$59	1.33	$246	0.83	$13,558	2.16

Pacific Life is a member of the Federal Home Loan Bank (FHLB) of Topeka.  As of December 31, 2018, the Company has received advances of $68 million from the FHLB of Topeka and has issued funding agreements to the FHLB of Topeka.  The funding agreement liabilities are included in policyholder account balances (Note 8).  As of December 31, 2018, mortgage loans with a fair value of $194 million are in a custodial account pledged as approved collateral for the funding agreements.  The Company is required to purchase stock in FHLB of Topeka each time it receives an advance.  As of December 31, 2018, the Company holds $3 million of FHLB of Topeka stock, which is recorded in other investments.

Real estate investments totaled $1,571 million and $1,287 million as of December 31, 2018 and 2017, respectively.

6.                          AIRCRAFT, NET

Aircraft, net, consists of the following:

	December 31,
	2018	2017
	(In Millions)
Aircraft	$11,000	$9,498
Accumulated depreciation	(1,984)	(1,664)
Aircraft, net	$9,016	$7,834

The following table presents, by year, the future minimum operating lease rentals ACG is due under noncancelable operating leases as of December 31, 2018 (In Millions):

Years Ended December 31:
2019	$946
2020	875
2021	793
2022	707
2023	586
Thereafter	1,858
Total	$5,765

Included in the table above are aircraft subleased to airlines with lease maturity dates ranging from 2021 to 2024 with total future rentals of $107 million.  The revenue related to these aircraft, included in aircraft leasing revenue, was $27 million for each of the years ended December 31, 2018, 2017 and 2016.  During 2011 to 2013, these aircraft were sold to third parties and subsequently leased back under operating leases with maturity dates ranging from 2023 to 2025 with total minimum future lease commitments on these operating leases of $120 million from 2019 to 2025.

As of December 31, 2018 and 2017, aircraft with a carrying amount of $1,422 million and $1,627 million, respectively, were assigned as collateral to secure debt (Note 10).  See Note 3 for amounts related to VIEs.

Aircraft and other assets held for sale totaled $235 million and $410 million as of December 31, 2018 and 2017, respectively, and are included in aircraft, net.

Included in aircraft, net, as of December 31, 2018 and 2017, are $167 million and $164 million, respectively, of net aircraft maintenance right assets that represent the difference between the maintenance return conditions specified in the lease and the actual physical maintenance condition of acquired aircraft at the purchase date.

During the years ended December 31, 2018, 2017 and 2016, ACG recognized aircraft impairments of $75 million, $156 million and $152 million, respectively, which are included in operating and other expenses.  See Note 11.

During the years ended December 31, 2018, 2017 and 2016, ACG had non cash transfers from aircraft orders and deposits (included in other assets) to aircraft, net of $551 million, $211 million and $319 million, respectively.

During the years ended December 31, 2018, 2017 and 2016, gains on the sale of aircraft of $33 million, $19 million and $11 million, respectively, were recognized and included in other income.

In December 2017, TC Skyward Aviation U.S., Inc., a Delaware corporation (the Investor) and direct subsidiary of Tokyo Century Corporation, a Japanese corporation, purchased a 20% member interest in ACG.  At the request of ACG and subject to certain conditions, the Investor has also agreed to provide up to $600 million of additional equity capital to ACG through December 2020 in exchange for additional member interest in ACG.  If the Investor owns less than 30% member interest in ACG after December 2020, the Investor has the right, subject to certain conditions, to purchase additional interests up to an amount of 30% of the member interests of ACG.  In March 2019, the Investor contributed $200 million of equity capital to ACG.

See Note 17 for future aircraft purchase commitments.

7.                          DERIVATIVES AND HEDGING ACTIVITIES

The Company primarily utilizes derivative instruments to manage its exposure to interest rate risk, foreign currency risk and equity risk.  Derivative instruments are also used to manage the duration mismatch of assets and liabilities.  The Company utilizes a variety of derivative instruments including swaps, futures and options.  In addition, certain insurance products offered by the Company contain features that are separately accounted for as derivatives.

Accounting for derivatives requires the Company to recognize all derivative instruments as either assets or liabilities at fair value.  The accounting for changes in the fair value (i.e., gains or losses) of derivatives depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

DERIVATIVES NOT DESIGNATED AS HEDGING

Equity Derivatives

The Company utilizes equity derivatives to manage equity risk associated with embedded derivatives within certain insurance and reinsurance contracts. See below for further information on the Company’s embedded derivatives.

Equity total return swaps are swaps whereby the Company agrees to exchange the difference between the economic risk and reward of an equity index and a floating rate of interest, calculated by reference to an agreed upon notional amount.  Cash is paid and received over the life of the contract based on the terms of the swap.

Equity futures are exchange-traded transactions whereby the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the underlying equity indices, and to post variation margin on a daily basis in an amount equal to the change in the daily fair value of those contracts.  The Company is also required to pledge initial margin for all futures contracts.  The amount of required margin is determined by the exchange on which it is traded.

Equity put options involve the exchange of an upfront payment for the return, at the end of the option agreement, of the equity index below a specified strike price.

Equity call options are contracts to buy the index at a predetermined time at a contracted price.  These contracts involve the exchange of a premium payment (either paid up front or at the time of exercise) for the return, at the end of the option agreement, of the differentials in the index at the time of exercise and the strike price subject to a cap, net of option premiums.

Foreign Currency Interest Rate Swaps

The Company utilizes foreign currency interest rate swaps primarily to manage the currency risk associated with investments and liabilities that are denominated in foreign currencies.  Foreign currency interest rate swap agreements are used to convert fixed or floating rate foreign-denominated assets or liabilities to U.S. dollar fixed or floating rate assets or liabilities.  A foreign currency interest rate swap involves the exchange of an initial principal amount in two currencies and the agreement to re-exchange the currencies at a future date at an agreed-upon exchange rate.  There are also periodic exchanges of interest payments in the two currencies at specified intervals, calculated using agreed-upon interest rates, exchange rates, and the exchanged principal amounts.  The main currencies that the Company economically hedges are the euro, British pound, Canadian dollar, and Japanese yen (JPY).

Interest Rate Swaps

The Company utilizes interest rate swaps to reduce market risk from changes in interest rates and other interest rate exposure arising from duration mismatches between assets and liabilities and to manage interest rate risk in variable annuity GLBs.  An interest rate swap agreement involves the exchange, at specified intervals, of interest payments resulting from the difference between fixed rate and floating rate interest amounts calculated by reference to an underlying notional amount.  Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

Synthetic GICs

The Company issues synthetic GICs to Employee Retirement Income Security Act of 1974 (ERISA) qualified defined contribution employee benefit plans (ERISA Plan) that are considered derivatives.  The ERISA Plan uses the contracts in its stable value fixed income option.  The Company receives a fee, recognized in net investment gain, for providing book value accounting for the ERISA Plan stable value fixed income option.  In the event that plan participant elections exceed the fair value of the assets or if the contract is terminated and at the end of the termination period the book value under the contract exceeds the fair value of the assets, then the Company is required to pay the ERISA Plan the difference between book value and fair value.  The Company mitigates the investment risk through pre-approval and monitoring of the investment guidelines, requiring high quality investments and adjustments to the plan crediting rates to compensate for unrealized losses in the portfolios.

Embedded Derivatives

The Company has certain insurance and reinsurance contracts that contain embedded derivatives.  When it is determined that the embedded derivative possesses economic and risk characteristics that are not clearly and closely related to those of the related insurance or reinsurance contract, and that a separate instrument with the same terms would qualify as a derivative instrument, it is separated from the host contract and accounted for as a stand-alone derivative.

The Company offers a rider on certain variable annuity contracts that guarantees net principal over a ten-year holding period, as well as riders on certain variable annuity contracts that guarantee a minimum withdrawal benefit over specified periods, subject to certain restrictions.  These variable annuity GLBs are considered embedded derivatives.  At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits.

GLBs on variable annuity contracts issued between January 1, 2007 and March 31, 2009 are partially reinsured by third party reinsurers.  These reinsurance arrangements are used to offset a portion of the Company’s exposure to the variable annuity GLBs for the lives of the host variable annuity contracts issued.  The ceded portion of these variable annuity GLBs is considered an embedded derivative.  The Company also reinsures certain variable annuity contracts with guaranteed minimum benefits to an affiliated reinsurer.

The Company employs economic hedging strategies to mitigate equity and interest rate risk associated with the variable annuity GLBs not covered by reinsurance.  The Company utilizes equity total return swaps, equity futures and equity put options based upon domestic and international equity market indices to economically hedge the equity risk of the guarantees in its variable annuity products.  The Company also utilizes interest rate swaps to manage interest rate risk in variable annuity GLBs.

The Company offers fixed indexed annuity products where interest is credited to the policyholder’s account balance based on domestic and/or international equity index changes, subject to various caps or participation rates.  The indexed products contain embedded derivatives.  The Company utilizes equity total return swaps, equity futures and equity call options based upon broad market indices to economically hedge the interest credited to the policyholder based upon the underlying equity index.

The Company offers life insurance products with indexed account options.  The interest credited on the indexed accounts is a function of the underlying domestic or international equity index, subject to various caps, thresholds and participation rates.  The life insurance products with indexed accounts contain embedded derivatives.  The Company utilizes equity call options to economically hedge the interest credited to the policyholder based upon the underlying index for its life insurance products with indexed account options.

The following table summarizes amounts recognized in net investment gain for derivatives not designated as hedging instruments.  Gains and losses include the changes in fair value of the derivatives and amounts realized on terminations.  The amounts presented do not include losses from the periodic net payments and amortization of $327 million, $506 million and $464 million for the years ended December 31, 2018, 2017 and 2016, respectively, which are recorded in net investment gain.

	Years Ended December 31,
	2018	2017	2016
	(In Millions)
Equity total return swaps	$44	$(13)	$(16)
Equity put options	36	(4)
Equity call options	41	530	248
Foreign currency and interest rate swaps	60	(30)	27
Embedded derivatives:
Variable annuity GLBs	(145)	166	155
Fixed indexed annuities	44	(128)	(47)
Life indexed accounts	228	(335)	(100)
Other	(8)	(2)	19
Total	$300	$184	$286

DERIVATIVES DESIGNATED AS CASH FLOW HEDGES

The Company primarily utilizes foreign currency and interest rate swaps to manage its exposure to variability in cash flows due to changes in foreign currencies and benchmark interest rates.  These cash flows include those associated with existing assets and liabilities.  The maximum length of time over which the Company is hedging its exposure to variability in future cash flows for forecasted transactions does not exceed 15 years.

The effective portion of gains (losses) from changes in the fair value of foreign currency and interest rate swaps designated as cash flow hedges recognized in OCI was $31 million, ($18) million and $6 million for the years ended December 31, 2018, 2017 and 2016, respectively.   The ineffective portion of losses recognized in net investment gain was zero, $1 million and zero for the years ended December 31, 2018, 2017 and 2016, respectively.  No amounts were reclassified from AOCI to earnings due to forecasted cash flows that were no longer probable of occurring for the years ended December 31, 2018, 2017 and 2016.

All of the hedged forecasted transactions for cash flow hedges were determined to be probable of occurring for the years ended December 31, 2018, 2017 and 2016.

Over the next twelve months, the Company anticipates that an immaterial amount of deferred gains on derivative instruments in AOCI will be reclassified to earnings consistent with when the hedged forecasted transaction affects earnings.

CONSOLIDATED FINANCIAL STATEMENT IMPACT

Derivative instruments are recorded at fair value and are presented as assets or liabilities based upon the net position for each derivative counterparty by legal entity, taking into account income accruals and net cash collateral.  The following table summarizes the notional amount and gross asset or liability derivative fair value and excludes the impact of offsetting asset and liability positions held with the same counterparty, cash collateral payables and receivables and income accruals.  See Note 11 for information on the Company’s fair value measurements and disclosure.

Notional amount represents a standard of measurement of the volume of over the counter (OTC) and exchange-traded derivatives.  Notional amount is not a quantification of market risk or credit risk and is not recorded in the consolidated statements of financial condition.  Notional amounts generally represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

	December 31, 2018				December 31, 2017
	Notional	Fair Value			Notional	Fair Value
	Amount	Assets	Liabilities		Amount	Assets	Liabilities
	(In Millions)				(In Millions)
Derivatives designated as hedging instruments:
Foreign currency and interest rate swaps	$550	$24	$10	(1)	$394	$3	$22	(1)

Derivatives not designated as hedging instruments:
Equity total return swaps	824	45	1	(1)	1,174	1	13	(1)
Equity futures	2,305				1,074
Equity put options	256	32		(1)	242	2		(1)
Equity call options	9,642	86	78	(1)	6,214	398	2	(1)
Foreign currency and interest rate swaps	1,491	113	13	(1)	1,340	81	36	(1)
Synthetic GICs	23,342				21,623
Other					217
Embedded derivatives:
Variable annuity GLBs			1,057	(3)			846	(3)
Variable annuity GLB - reinsurance contracts		223		(2)		157		(2)
Fixed indexed annuities			732	(4)			465	(4)
Life indexed accounts			180	(4)			526	(4)
Other		9	38	(5)		24	37	(5)
Total derivatives not designated as hedging instruments	37,860	508	2,099		31,884	663	1,925
Total derivatives	$38,410	$532	$2,109		$32,278	$666	$1,947

Location on the consolidated statements of financial condition:

(1)    Other investments and other liabilities

(2) Other assets

(3) Future policy benefits

(4) Policyholder account balances

(5) Other assets, policyholder account balances and other liabilities

OFFSETTING ASSETS AND LIABILITIES

The following table reconciles the net amount of derivative assets and liabilities (excluding embedded derivatives) subject to master netting arrangements after the offsetting of collateral.  Gross amounts include income or expense accruals.  Gross amounts offset include cash collateral received or pledged limited to the gross fair value of recognized derivative assets or liabilities, net of accruals.  Excess cash collateral received or pledged is not included in the tables due to the foregoing limitation.  Gross amounts not offset include asset collateral received or pledged limited to the gross fair value of recognized derivative assets and liabilities.

	Gross Amounts of			Gross Amounts
	Recognized	Gross Amounts		Not Offset -
	Assets/Liabilities (1)	Offset (2)	Net Amounts	Asset Collateral (3)	Net Amounts
	(In Millions)
December 31, 2018:
Derivative assets	$262	$(220)	$42	$(35)	$7
Derivative liabilities	250	(245)	5		5

December 31, 2017:
Derivative assets	$354	$(266)	$88	$(87)	$1
Derivative liabilities	74	(68)	6		6

(1) As of December 31, 2018 and 2017, derivative assets include expense accruals of $29 million and $131 million, respectively, and derivative liabilities include expense accruals of $156 million and $1 million, respectively.

(2) As of December 31, 2018 and 2017, the Company received excess cash collateral of $11 million and $8 million, respectively, and provided excess cash collateral of $4 million and $4 million, respectively, which are not included in the table.

(3) As of December 31, 2018 and 2017, the Company accepted excess asset collateral of $2 million and $4 million, respectively, which are not included in the table.

Cash collateral received from counterparties was $99 million and $223 million as of December 31, 2018 and 2017, respectively.  This unrestricted cash collateral is included in cash, cash equivalents, and restricted cash and the obligation to return it is netted against the fair value of derivatives in other investments or other liabilities.  Cash collateral pledged to counterparties was $225 million and $60 million as of December 31, 2018 and 2017, respectively.  A receivable representing the right to call this collateral back from the counterparty is netted against the fair value of derivatives in other investments or other liabilities.  Net exposure to the counterparty is calculated as the fair value of all derivative positions with the counterparty, net of income or expense accruals and cash collateral paid or received.  If the net exposure to the counterparty is positive, the amount is reflected in other investments, whereas, if the net exposure to the counterparty is negative, the fair value is included in other liabilities.

As of December 31, 2018 and 2017, the Company had also accepted collateral, consisting of various securities, with a fair value of $37 million and $91 million, respectively, which are held in separate custodial accounts and are not recorded in the consolidated statements of financial condition.  The Company is permitted by contract to sell or repledge this collateral and as of December 31, 2018 and 2017, none of the collateral had been sold or repledged.  As of December 31, 2018 and 2017, the Company did not provide any collateral in the form of various securities.

CREDIT EXPOSURE AND CREDIT RISK RELATED CONTINGENT FEATURES

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to OTC derivatives, which are bilateral contracts between two counterparties.  The Company manages credit risk by dealing with creditworthy counterparties, establishing risk control limits, executing legally enforceable master netting agreements, and obtaining collateral where appropriate.  In addition, the Company evaluates the financial stability of each counterparty before entering into each agreement and throughout the period that the financial instrument is owned.

The Company’s futures are transacted through regulated exchanges and variation margin is settled on a daily basis.  Therefore, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties.  The Company is also required to pledge initial margin for all futures contracts.  The Company currently pledges cash to satisfy this collateral requirement.

For OTC derivative transactions, the Company enters into legally enforceable master netting agreements which provide for the netting of payments and receipts with a single counterparty.  The net position with each counterparty is calculated as the aggregate fair value of all derivative instruments with each counterparty, net of income or expense accruals and collateral paid or received.  For all external counterparties, these master netting agreements include collateral arrangements with derivative counterparties, which requires positions be marked to market and margined on a daily basis by the daily settlement of variation margin.  The Company has minimal counterparty exposure to credit-related losses in the event of non performance by these counterparties.

There are no credit-contingent provisions in the Company’s collateral arrangements for its OTC derivatives that provide for a reduction of collateral thresholds in the event of downgrades in the financial strength ratings, assigned by certain independent rating agencies, of the Company and/or the counterparty.

The Company’s credit exposure is measured on a counterparty basis as the net positive fair value of all derivative positions with the counterparty, net of income or expense accruals and cash collateral received.  The Company’s credit exposure for OTC derivatives as of December 31, 2018 was $6 million.  The maximum exposure to any single counterparty was $2 million as of December 31, 2018.  All of the Company’s credit exposure from derivative contracts is with investment grade counterparties.

Certain of the OTC master agreements include a termination event clause associated with financial strength ratings assigned by certain independent rating agencies.  If these financial strength ratings were to fall below a specified level, as defined within each counterparty master agreement or if one of the rating agencies were to cease to provide a financial strength rating, the counterparty could terminate the master agreement with payment due based on the fair value of the underlying derivatives.  As of December 31, 2018, the Company’s financial strength ratings were above the specified level.

8.                          POLICYHOLDER LIABILITIES

POLICYHOLDER ACCOUNT BALANCES

Components of the liability for policyholder account balances is as follows:

	December 31,
	2018	2017
	(In Millions)
UL	$29,915	$28,651
Annuity and deposit liabilities	22,873	18,957
Fixed indexed annuity embedded derivatives	732	465
Life indexed account embedded derivatives	180	526
Funding agreements	178	166
Total	$53,878	$48,765

FUTURE POLICY BENEFITS

Components of the liability for future policy benefits is as follows:

	December 31,
	2018	2017
	(In Millions)
Annuity reserves	$10,358	$10,134
Policy benefits (1)	2,883	2,808
URR (2)	1,994	1,501
Life insurance	1,435	1,218
Variable annuity GLB embedded derivatives	1,057	846
Closed Block liabilities	253	254
Other	115	134
Total	$18,095	$16,895

(1)    As of December 31, 2018 and 2017, policy benefits consist primarily of $915 million and $851 million of liabilities for unpaid claims and $1,801 million and $1,812 million primarily representing certain single premium immediate annuity reserves, respectively.

(2)    The Company annually revises certain assumptions to develop EGPs for its products subject to URR amortization.  The revised EGPs resulted in decreased URR amortization of $120 million, $43 million and $21 million for the years ended December 31, 2018, 2017 and 2016, respectively.

9.                          SEPARATE ACCOUNTS AND GUARANTEED BENEFIT FEATURES

The Company issues variable annuity contracts through separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities).  These contracts also include various types of GMDB and GLB features.  For a discussion of certain GLBs accounted for as embedded derivatives, see Note 7.

The GMDBs provide a specified minimum return upon death.  Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse.  The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death.  The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals (return of net deposits), (b) the highest contract value on any contract anniversary date through age 80 minus any payments or partial withdrawals following the contract anniversary (anniversary contract value), or (c) the highest of contract value on certain specified dates or total deposits made to the contract less any partial withdrawals plus a minimum return (minimum return).

The guaranteed minimum income benefit (GMIB) is a GLB that provides the contract holder with a guaranteed annuitization value after 10 years.  Annuitization value is generally based on deposits adjusted for withdrawals plus a minimum return.  In general, the GMIB requires contract holders to invest in an approved asset allocation strategy.

The Company offers variable and fixed annuity contracts with guaranteed minimum withdrawal benefits for life (GMWBL) features.  The GMWBL is a GLB that provides, subject to certain restrictions, a percentage of a contract holder’s guaranteed payment base will be available for withdrawal for life starting no earlier than age 59.5, regardless of market performance.  The rider terminates upon death of the contract holder or their spouse if a spousal form of the rider is purchased.

Information in the event of death on the various GMDB features outstanding was as follows (the Company’s variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive):

	December 31,
	2018	2017
	($ In Millions)
Return of net deposits:
Separate account value	$45,795	$52,825
Net amount at risk (1)	1,300	457
Average attained age of contract holders	68 years	67 years

Anniversary contract value:
Separate account value	$11,845	$14,061
Net amount at risk (1)	1,069	432
Average attained age of contract holders	69 years	69 years

Minimum return:
Separate account value	$708	$863
Net amount at risk (1)	208	363
Average attained age of contract holders	74 years	73 years

(1) Represents the amount of death benefit in excess of the current contract holder account balance as of December 31.

Information regarding GMIB and GMWBL features outstanding is as follows:

	December 31,
	2018	2017	2018	2017	2018	2017
	GMIB		GMWBL (2)		GMWBL (3)
	($ In Millions)		($ In Millions)		($ In Millions)
Separate account value	$1,345	$1,665	$6,632	$6,924
Net amount at risk (1)	284	148	861	153	$101	$80
Average attained age of contract holders	64 years	64 years	68 years	67 years	68 years	67 years

(1)         GMIB net amount at risk represents the amount of estimated annuitization benefits in excess of the current contract holder account balance at December 31.  GMWBL net amount at risk represents the protected balance, as defined, in excess of account value at December 31.

(2)         GMWBL related to variable annuities.

(3)         GMWBL related to fixed annuities.

The determination of GMDB, GMIB and GMWBL liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience.  The following table summarizes the GMDB, GMIB and GMWBL liabilities, which are recorded in future policy benefits, and changes in these liabilities, which are reflected in policy benefits paid or provided:

	December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
	GMDB		GMIB		GMWBL (1)		GMWBL (2)
	(In Millions)		(In Millions)		(In Millions)		(In Millions)
Balance, beginning of year	$11	$9	$39	$37	$75	$55	$19	$15
Changes in reserves	16	9	7	9	13	20	11	4
Benefits paid	(9)	(7)	(5)	(7)
Balance, end of year	$18	$11	$41	$39	$88	$75	$30	$19

(1)    GMWBL related to variable annuities.

(2)    GMWBL related to fixed annuities.

Variable annuity contracts with guarantees were invested in separate account investment options as follows:

	December 31,
	2018	2017
	(In Millions)
Asset type:
Equity	$29,571	$34,324
Bonds	13,335	15,536
Other	3,099	3,209
Total separate account value	$46,005	$53,069

In addition, the Company issues certain life insurance contracts whereby the Company contractually guarantees to the contract holder a death benefit even when there is insufficient value to cover monthly mortality and expense charges, whereas otherwise the contract would typically lapse.

FDNLGR liabilities are determined by estimating the expected value of FDNLGR costs incurred when the policyholder account balance is projected to be zero and recognizing those costs over the accumulation period based on total expected assessments.  The assumptions used in estimating the FDNLGR liability are consistent with those used for amortizing DAC.  The FDNLGR costs used in calculating the FDNLGR liability are based on the average FDNLGR costs incurred over a range of scenarios.

The following table summarizes the FDNLGR liability, which are recorded in future policy benefits, and changes in these liabilities, which are reflected in policy benefits paid or provided:

	Direct	Ceded	Net
	(In Millions)
Balance, January 1, 2017	$725	$195	$530
Incurred guaranteed benefits	143	87	56
Paid guaranteed benefits	(5)	(4)	(1)
Balance, December 31, 2017	863	278	585
Incurred guaranteed benefits	93	23	70
Paid guaranteed benefits	(6)	(5)	(1)
Balance, December 31, 2018	$950	$296	$654

Information regarding life insurance contracts included in the FDNLGR liability is as follows:

	December 31,
	2018	2017
	($ In Millions)
Net amount at risk (1)	$15,793	$16,183
Average attained age of policyholders	62 years	61 years

(1)    Represents the amount of death benefit in excess of the current policyholder account balance as of December 31.

10.                   DEBT AND FVO DEBT

SHORT-TERM DEBT AND REVOLVING CREDIT FACILITIES

	December 31,
	2018	2017
	(In Millions)
Short-term debt and revolving credit facilities:
Commercial paper	$50
Credit facility recourse only to ACG	20	$235
Commercial paper recourse only to ACG	96
Other VIE debt (Note 3)	55	119
Total short-term debt and revolving credit facilities	$221	$354

Pacific Life and PL&A

Pacific Life maintains a $700 million commercial paper program.  There was $50 million and zero commercial paper debt outstanding as of December 31, 2018 and 2017.  Interest is at variable rates and was 2.5% as of December 31, 2018.  In addition, Pacific Life has a bank revolving credit facility of $400 million maturing in June 2023 that will serve as a back-up line of credit to the commercial paper program.  Interest is at variable rates.  This facility had no debt outstanding as of December 31, 2018 and 2017, respectively.

Pacific Life and PL&A maintains uncommitted reverse repurchase lines of credit with various financial institutions.  These borrowings are at variable rates of interest based on collateral and market conditions.  There was no debt outstanding in connection with these reverse repurchase lines of credit as of December 31, 2018 and 2017.

Pacific Life is eligible to receive advances from the FHLB of Topeka based on a percentage of Pacific Life’s statutory general account assets provided it has sufficient available eligible collateral and is in compliance with the FHLB of Topeka requirements, debt covenant restrictions and insurance law and regulations.  The Company had estimated available eligible collateral of $1.1 billion as of December 31, 2018.  Interest is at variable or fixed rates.  The Company had no debt outstanding with the FHLB of Topeka as of December 31, 2018 and 2017.

PL&A is a member of the FHLB of San Francisco.  PL&A is eligible to receive advances from the FHLB of San Francisco based on a percentage of PL&A’s statutory net admitted assets provided it has sufficient available eligible collateral and is in compliance with the FHLB of San Francisco requirements and insurance law and regulations.  PL&A had estimated available eligible collateral of $24 million as of December 31, 2018.  Interest is at variable or fixed rates.  PL&A had no debt outstanding with the FHLB of San Francisco as of December 31, 2018 and 2017.

Credit Facility and Commercial Paper Recourse Only to ACG

ACG has revolving credit facilities with banks totaling $1,860 million borrowing capacity as of December 31, 2018.  There was $20 million and $235 million outstanding in connection with these revolving credit facilities as of December 31, 2018 and 2017, respectively.  Interest on these loans is at variable rates, payable monthly and was 3.6% and 2.6% as of December 31, 2018 and 2017, respectively.  The facilities expire at various dates ranging from 2019 to 2023.  These credit facilities are recourse only to ACG.

In May 2018, ACG established a $1.5 billion commercial paper program which is back stopped by one of ACG’s revolving credit facilities.  This commercial paper program is recourse only to ACG.  This commercial paper program had $96 million outstanding as of December 31, 2018, with interest rates ranging from 2.8% to 2.9% that matured in January 2019.

LONG-TERM DEBT

	December 31, 2018					December 31, 2017
($ In Millions)	Carrying Amount	Maturity Date	Interest Rate	Interest Payment Frequency	Type	Carrying Amount
Long-term debt:
Surplus notes:
2017 surplus notes (1)	$749	2067	4.3% (2)	Semiannually (2)	Fixed (2)	$749
2013 internal surplus note (3)	405	2043	5.125%	Semiannually	Fixed	405
2010 internal surplus note (3)	56	2020	6.0%	Semiannually	Fixed	56
2009 surplus notes (1)	385	2039	9.25%	Semiannually	Fixed	385
1993 surplus notes (1)	134	2023	7.9%	Semiannually	Fixed	134
Fair value hedge adjustments - terminated interest rate swap agreements (4)	147					154
Non-recourse long-term debt:
Debt recourse only to ACG (5)	6,975	2019 to 2027	0.3% to 7.2%	Quarterly/Semiannually	Variable/ Fixed	5,724
Other non-recourse debt (6)	990	2019 to 2028	3.6% to 5.4%	Monthly	Variable/ Fixed	845
CMBS VIE debt (Note 5) (7)	1,521	2025 to 2044	3.5% to 3.6%	Monthly	Fixed	1,521
Total long-term debt	11,362					9,973

Total short-term debt and revolving credit facilities	221					354

Debt issuance cost	(78)					(76)
Total debt	$11,505					$10,251
FVO debt - VIE (Note 5)	$880					$462

(1)    The surplus notes are unsecured and subordinated to all present and future senior indebtedness and policy claims of Pacific Life.  All future payments of interest and principal on these surplus notes can be made only with the prior approval of the NE DOI.  The 1993 surplus notes may not be redeemed at the option of Pacific Life or any holder of the surplus notes.  Pacific Life may redeem all or a portion of the 2009 surplus notes at its option at the redemption price described under the terms of the notes and may redeem all or a portion of the 2017 surplus notes at its option at any time on or after October 24, 2047 at the redemption price described under the terms of the notes, subject to the prior approval of the NE DOI noted above.

(2)    Represent rate, frequency and type through October 23, 2047.  Thereafter until maturity, interest is payable quarterly at a floating rate equal to three-month London Interbank Offered Rate (LIBOR) for deposits in U.S. dollars plus 2.796%.

(3)    The NE DOI approved the issuance of an internal surplus note by Pacific Life to Pacific LifeCorp for $450 million (the 2010 internal surplus note) and $500 million (the 2013 internal surplus note).  The 2010 surplus note is unsecured and subordinated to all present and future senior indebtedness and policy claims of the Company.  The 2013 surplus note is an unsecured debt obligation of the Company and ranks equally with the Company’s existing and future surplus notes or similar obligations.  The 2013 surplus note is subordinated in right of payment to all other existing and future senior indebtedness of the Company and to present and future claims under insurance policies and annuity contracts issued by the Company.  All future payments of interest and principal on these internal surplus notes can be made only with the prior approval of the NE DOI.

(4)    Pacific Life previously terminated interest rate swaps converting the 1993 surplus notes and 2009 surplus notes to variable rate notes.  As a result, fair value hedge adjustments were recorded to the net carrying amount of each note and are being amortized as a reduction to interest expense over the remaining life of the surplus notes using the effective interest method.  The total unamortized fair value hedge adjustments as of December 31, 2018 for the 1993 surplus notes and 2009 surplus notes were $23 million and $124 million, respectively.  The total unamortized fair value hedge adjustments as of December 31, 2017 for the 1993 surplus notes and 2009 surplus notes were $28 million and $126 million, respectively.

(5)    As of December 31, 2018 and 2017, $664 million and $843 million, respectively, was outstanding on secured loans that are guaranteed by the Ex-Im bank or by the ECA.  The secured loans amount includes $534 million and $693 million related to VIEs as of December 31, 2018 and 2017, respectively.  See Note 3.  As of December 31, 2018 and 2017, $6,311 million and $4,881 million, respectively, was outstanding on senior unsecured notes and loans entered into with third parties.

(6)    As of December 31, 2018 and 2017, $939 million and $794 million, respectively, was outstanding on various real estate property related loans entered into by certain subsidiaries of Pacific Asset Holding LLC, a wholly owned subsidiary of Pacific Life.  The real estate property related loans amount includes $18 million related to other VIEs as of December 31, 2018 and 2017.  These loans are secured by real estate properties.  Also included in other non-recourse debt is $51 million as of December 31, 2018 and 2017 on a secured borrowing due to an unrelated third party.  The collateral for the amount borrowed is a participation interest in two of the Company’s commercial mortgage loans that are secured by real estate property.

(7)    This debt is secured by commercial real estate property and the Company is not responsible for any principal or interest shortfalls from the underlying collateral.  See Note 3.

The following tables summarize the principal activity of long-term debt (excluding debt issuance costs):

(In Millions)	January 1, 2018	Principal Issuances (1)	Repayments (2)	Other (3)	December 31, 2018
Surplus notes	$1,729				$1,729
Fair value hedge adjustments	154			$(7)	147
Non-recourse long-term debt:
Debt recourse only to ACG	5,724	$2,552	$(1,298)	(3)	6,975
Other non-recourse debt	845	147	(2)		990
CMBS VIE debt	1,521				1,521
Total long-term debt	$9,973	$2,699	$(1,300)	$(10)	$11,362

(In Millions)	January 1, 2017	Principal Issuances (1)	Repayments (2)	Other (3)	December 31, 2017
Surplus notes	$1,715	$750	$(736)		$1,729
Fair value hedge adjustments	243			$(89)	154
Note payable to Pacific LifeCorp	15		(15)		—
Non-recourse long-term debt:
Debt recourse only to ACG	4,243	1,761	(271)	(9)	5,724
Other non-recourse debt	446	421	(22)		845
CMBS VIE debt	1,521				1,521
Total long-term debt	$8,183	$2,932	$(1,044)	$(98)	$9,973

(1)    Principal issuances excludes original issue discount fees and debt issuance costs.

(2)    Repayments include paydowns, redemptions or retirements pursuant to a tender offer.  Partial retirements pursuant to a tender offer are accounted for as extinguishments of debt and any losses are recognized in interest expense in the year in which the retirement occurs.  Losses of $89 million were recognized during the year ended December 31, 2017 from the extinguishments of surplus notes, net of fair value hedge adjustments.

(3)    Other includes amortization of fair value hedge adjustments, debt discounts/premiums and related amortization, foreign currency adjustments or other immaterial adjustments.

Certain of the Company’s debt instruments and credit facilities contain various administrative, reporting, legal and financial covenants.  The Company believes it was in compliance with all such covenants as of December 31, 2018.

The following summarizes aggregate scheduled principal payments during the next five years and thereafter:

		Non-recourse Debt
		Debt	Other
	Surplus	Recourse	Non-recourse
	Notes	Only to ACG	Debt	Total
	(In Millions)
Years Ending December 31:
2019		$366	$46	$412
2020	$56	956	275	1,287
2021		1,679	87	1,766
2022		1,083	31	1,114
2023	134	1,033	49	1,216
Thereafter	1,545	1,885	484	3,914
Total	$1,735	$7,002	$972	$9,709

The table above excludes short-term debt, revolving credit facilities, VIE debt, fair value hedge adjustments and original issue discount fees of $33 million.  ACG VIE debt is included in the table above as it is recourse to ACG.

FVO DEBT

As of December 31, 2018 and 2017, the Company had FVO debt from CLOs classified as VIEs (Note 3) of $880 million and $462 million, respectively, with floating interest rates that range from three month LIBOR plus 1.09% to 6.68%, with maturities ranging from 2029 to 2031.  This debt is secured by broadly syndicated bank loans, is non-recourse to the Company and the Company is not responsible for any principal or interest shortfalls from the underlying collateral.

11.                   FAIR VALUE OF FINANCIAL INSTRUMENTS

The Codification’s Fair Value Measurements and Disclosures Topic establishes a hierarchy that prioritizes the inputs of valuation methods used to measure fair value for financial assets and financial liabilities that are carried at fair value.  The determination of fair value requires the use of observable market data when available.  The hierarchy consists of the following three levels that are prioritized based on observable and unobservable inputs.

Level 1                  Unadjusted quoted prices for identical instruments in active markets.  Level 1 financial instruments include securities that are traded in an active exchange market.

Level 2                  Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in inactive markets; and model-derived valuations for which all significant inputs are observable market data.

Level 3                  Valuations derived from valuation techniques in which one or more significant inputs are not market observable.

The following tables present, by fair value hierarchy level, the Company’s financial assets and liabilities that are carried at fair value as of December 31, 2018 and 2017.

	Level 1	Level 2	Level 3	Gross Derivatives Fair Value	Netting Adjustments (1)	Total
	(In Millions)
December 31, 2018:
Assets:
U.S. Government		$60				$60
Obligations of states and political subdivisions		1,270	$23			1,293
Foreign governments		623				623
Corporate securities		42,612	1,707			44,319
RMBS		2,146	10			2,156
CMBS		1,272	21			1,293
Other asset-backed securities		1,078	358			1,436
Total fixed maturity securities	—	49,061	2,119	—	—	51,180

FVO securities		1,488				1,488

Other investments:
Trading securities		232				232
Equity securities	$68	163				231
Other investments (2)		118	8			126
Other investments measured at NAV (4)						762
Total other investments	68	513	8	—	—	1,351

Derivatives:
Foreign currency and interest rate swaps		137		$137	$(63)	74
Equity derivatives			163	163	(150)	13
Embedded derivatives			232	232		232
Total derivatives	—	137	395	532	(213)	319

Separate account assets:
Separate account assets	53,390					53,390
Separate account assets measured at NAV (4)						319
Total separate account assets (5)	53,390	—	—	—	—	53,709
Total	$53,458	$51,199	$2,522	$532	$(213)	$108,047

Liabilities:
FVO debt		$880				$880

Derivatives:
Foreign currency and interest rate swaps		23		$23	$(63)	(40)
Equity derivatives			$79	79	(150)	(71)
Embedded derivatives			2,007	2,007		2,007
Total derivatives	—	23	2,086	2,109	(213)	1,896
Total	—	$903	$2,086	$2,109	$(213)	$2,776

	Level 1	Level 2	Level 3	Gross Derivatives Fair Value	Netting Adjustments (1)	Total
	(In Millions)
December 31, 2017:
Assets:
U.S. Government		$79				$79
Obligations of states and political subdivisions		958	$24			982
Foreign governments		504	28			532
Corporate securities		40,130	1,476			41,606
RMBS		1,910	15			1,925
CMBS		941	100			1,041
Other asset-backed securities		921	374			1,295
Total fixed maturity securities	—	45,443	2,017	—	—	47,460

Perpetual preferred securities		14				14
Other equity securities	$68					68
Total equity securities	68	14	—	—	—	82

FVO securities		1,182				1,182

Other investments:
Trading securities	375	249				624
Other investments (3)	36	120	5			161
Other investments measured at NAV (4)						275
Total other investments	411	369	5	—	—	1,060

Derivatives:
Foreign currency and interest rate swaps		84		$84	$(79)	5
Equity derivatives			401	401	(262)	139
Embedded derivatives			181	181		181
Total derivatives	—	84	582	666	(341)	325

Separate account assets:
Separate account assets	61,067	110				61,177
Separate account assets measured at NAV (4)						279
Total separate account assets (5)	61,067	110	—	—	—	61,456
Total	$61,546	$47,202	$2,604	$666	$(341)	$111,565

Liabilities:
FVO debt		$462				$462

Derivatives:
Foreign currency and interest rate swaps		58		$58	$(79)	(21)
Equity derivatives			$15	15	(262)	(247)
Embedded derivatives			1,874	1,874		1,874
Total derivatives	—	58	1,889	1,947	(341)	1,606
Total	—	$520	$1,889	$1,947	$(341)	$2,068

(1)    Netting adjustments represent the impact of offsetting asset and liability positions held with the same counterparty as permitted by guidance for offsetting in the Codification’s Derivatives and Hedging Topic.

(2)    Excludes investments accounted for under the equity method of accounting.

(3)    Excludes investments accounted for under the equity and cost methods of accounting.

(4)    In accordance with the Codification’s Fair Value Measurement Topic 820-10, certain investments that do not have a readily determinable fair value are measured using the NAV per share (or its equivalent) practical expedient and have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statements of financial condition.

(5)    Separate account assets are measured at fair value.  Investment performance related to separate account assets is offset by corresponding amounts credited to contract holders whose liability is recorded in the separate account liabilities.  Separate account liabilities are measured to equal the fair value of separate account assets as prescribed by guidance in the Codification’s Financial Services — Insurance Topic for accounting and reporting of certain non traditional long-duration contracts and separate accounts.  Excluded are the separate account assets measured at NAV discussed below.

As a practical expedient to value certain investments that do not have a readily determinable fair value, the Company uses the NAV to determine the fair value.  The following table lists information regarding these investments as of December 31, 2018 ($ In Millions).

Asset Class and Investment Strategy (1)	Fair Value	Redemption Frequency	Remaining Lock-Up Period	Redemption Notice Period	Outstanding Commitment
Hedge fund	$25	Monthly	None	45 – 90 days
		Quarterly
		Semi-Annually
		Annually

Private equity funds (2)	737	None (3)	N/A	N/A	$1,077

Separate account hedge funds	319	Monthly	None to 4 years	5 – 120 days
		Quarterly
		Semi-Annually
		Annually

Total measured at NAV	$1,081				$1,077

(1)    Investment strategies related to private equity funds include multi-strategy primarily invested in leveraged buy-out, growth equity, private credit, and secondary funds.  Investment strategies related to separate account hedge funds include multi-strategy primarily invested in U.S. and international equity and fixed income.

(2)    Effective January 1, 2018, with the adoption of ASU 2016-01 (Note 1), certain cost method private equity investments were reclassified as investments recorded at fair value using NAV as a practical expedient.

(3)    Distributions by these investments are generated from liquidation of the underlying assets of the funds, which are determined by the general partner.  The Company is not aware of any announcements of planned liquidations.

FAIR VALUE MEASUREMENT

The Codification’s Fair Value Measurements and Disclosures Topic defines fair value as the price that would be received to sell the asset or paid to transfer the liability at the measurement date.  This “exit price” notion is a market-based measurement that requires a focus on the value that market participants would assign for an asset or liability.

The following section describes the valuation methodologies used by the Company to measure various types of financial instruments at fair value and the controls that surround the valuation process.  The Company reviews its valuation methodologies and controls on an ongoing basis and assesses whether these methodologies are appropriate based on the current economic environment.

FIXED MATURITY, FVO, TRADING AND EQUITY SECURITIES

The fair values of fixed maturity securities available for sale, FVO, trading and equity securities are determined by management after considering external pricing sources and internal valuation techniques.  For securities with sufficient trading volume, prices are obtained from third-party pricing services.  For securities that are traded infrequently, fair values are determined after evaluating prices obtained from third-party pricing services and independent brokers or are valued internally using various valuation techniques.

The Company’s management analyzes and evaluates prices received from independent third parties and determines whether they are reasonable estimates of fair value.  Management’s analysis may include, but is not limited to, review of third-party pricing methodologies and inputs, analysis of recent trades, comparison to prices received from other third parties, and development of internal models utilizing observable market data of comparable securities.  The Company assesses the reasonableness of valuations received from independent brokers by considering current market dynamics and current pricing for similar securities.

For prices received from independent pricing services, the Company applies a formal process to challenge any prices received that are not considered representative of fair value.  If prices received from independent pricing services are not considered reflective of market activity or representative of fair value, independent non-binding broker quotations are obtained, or an internally-developed valuation is prepared.  Upon evaluation, the Company determines which source represents the best estimate of fair value.  Overrides of third-party prices to internally-developed valuations of fair value did not produce material differences in the fair values for the majority of the portfolio.  In the absence of such market observable activity, management’s best estimate is used.

Internal valuation techniques include matrix model pricing and internally-developed models, which incorporate observable market data, where available.  Securities priced by the matrix model are primarily comprised of private placement securities.  Matrix model pricing measures fair value using cash flows, which are discounted using observable market yield curves provided by a major independent data service.  The matrix model determines the discount yield based upon significant factors that include the security’s weighted average life, rating and sector.

Where matrix model pricing is not used, fair values are determined by other internally-derived valuation tools which use market-observable data if available.  Generally, this includes using an actively-traded comparable security as a benchmark for pricing.  These internal valuation methods primarily represent discounted cash flow models that incorporate significant assumptive inputs such as spreads, discount rates, default rates, severity, and prepayment speeds.  These inputs are analyzed by the Company’s portfolio managers and analysts, investment accountants and risk managers.  Internally-developed estimates may also use unobservable data, which reflect the Company’s own assumptions about the inputs market participants would use.

Most securities priced by a major independent third-party pricing service and private placement securities that use the matrix model have been classified as Level 2, as management has verified that the significant inputs used in determining their fair values are market observable and appropriate.  Externally priced securities for which fair value measurement inputs are not sufficiently transparent, such as securities valued based on independent broker quotations, have been classified as Level 3.  Internally valued securities, including adjusted prices received from independent third parties, where significant management assumptions have been utilized in determining fair value, have been classified as Level 3.  Securities categorized as Level 1 consist primarily of investments in mutual funds.

The Company applies controls over the valuation process.  Prices are reviewed and approved by the Company’s credit analysts that have industry expertise and considerable knowledge of the issuers.  Management performs validation checks to determine the completeness and reasonableness of the pricing information, which include, but are not limited to, changes from identified pricing sources, significant or unusual price fluctuations above predetermined tolerance levels from the prior period, and back-testing of fair values against prices of actual trades.  A group comprised of the Company’s investment accountants, portfolio managers and analysts and risk managers meet to discuss any unusual items above the tolerance levels that may have been identified in the pricing review process.  These unusual items are investigated, further analysis is performed and resolutions are appropriately documented.

OTHER INVESTMENTS

Other investments include non-marketable equity securities that do not have readily determinable fair value.  Certain significant inputs used in determining the fair value of these equities are based on management assumptions or contractual terms with another party that cannot be readily observable in the market.  These non-marketable equity securities are classified as Level 3 assets.  Also included in other investments are the securities of the 40 Act Funds, which are valued using the same methodology as described above for fixed maturity, FVO, trading and equity securities.

DERIVATIVE INSTRUMENTS

Derivative instruments are reported at fair value using pricing valuation models, which utilize market data inputs or independent broker quotations or exchange prices for exchange-traded futures.  The Company calculates the fair value of derivatives using market standard valuation methodologies for foreign currency and interest rate swaps and equity options. Internal models are used to value the equity total return swaps.  The derivatives are valued using mid-market inputs that are predominantly observable in the market.  Inputs include, but are not limited to, interest swap rates, foreign currency forward and spot rates, credit spreads and correlations, interest volatility, equity volatility and equity index levels.  On a monthly basis, the Company performs an analysis of derivative valuations, which includes both quantitative and qualitative analyses.  Examples of procedures performed include, but are not limited to, review of pricing statistics and trends, analysis of the impacts of changes in the market environment, and review of changes in the market value for each derivative by both risk managers and investment accountants.  Internally calculated fair values are reviewed and compared to external broker fair values for reasonableness.

Substantially all of the OTC derivatives were priced by valuation models as of December 31, 2018 and 2017.  A credit valuation analysis was performed for all derivative positions that are uncollateralized to measure the nonperformance risk that the counterparties to the transaction will be unable to perform under the contractual terms and was determined to be immaterial as of December 31, 2018.  Nonperformance risk is the Company’s market-perceived risk of its own or the counterparty’s nonperformance.

Derivative instruments classified as Level 2 primarily include foreign currency and interest rate swaps.  The derivative valuations are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, primarily interest swap rates, interest rate volatility and foreign currency forward and spot rates.

Derivative instruments classified as Level 3 include complex derivatives, such as equity options and total return swaps.  Also classified in Level 3 are embedded derivatives in certain insurance and reinsurance contracts.  These derivatives are valued using pricing models, which utilize both observable and unobservable inputs, primarily interest rate volatility, equity volatility, equity index levels, nonperformance risk, and, to a lesser extent, market fees and broker quotations.  A derivative instrument containing Level 2 inputs will be classified as a Level 3 financial instrument in its entirety if it has at least one significant Level 3 input.

VARIABLE ANNUITY GLB EMBEDDED DERIVATIVES

Fair values for variable annuity GLB and related reinsurance embedded derivatives are calculated based upon significant unobservable inputs using internally developed models because active, observable markets do not exist for those items.  As a result, variable annuity GLB and related reinsurance embedded derivatives are categorized as Level 3.  Below is a description of the Company’s fair value methodologies for these embedded derivatives.

Fair value is calculated as an aggregation of fair value and additional risk margins including behavior risk margin, mortality risk margin and credit standing adjustment.  The resulting aggregation is reconciled or calibrated, if necessary, to market information that is, or may be, available to the Company, but may not be observable by other market participants.  Each of the components described below are unobservable in the market place and requires subjectivity by the Company in determining their value.

•                  Behavior risk margin:  This component adds a margin that market participants would require for the risk that the Company’s assumptions about policyholder behavior used in the fair value model could differ from actual experience.  This component includes assumptions about withdrawal utilization and lapse rates.

•                  Mortality risk margin:  This component adds a margin in mortality assumptions, both for decrements for policyholders with GLBs, and for expected payout lifetimes in guaranteed minimum withdrawal benefits.

•                  Credit standing adjustment:  This component makes an adjustment that market participants would make to reflect the chance that GLB obligations or the GLB reinsurance recoverables will not be fulfilled (nonperformance risk).

SEPARATE ACCOUNT ASSETS

Separate account assets are reported at fair value as a summarized total on the consolidated statements of financial condition.  The fair value of separate account assets is based on the fair value of the underlying assets.  Separate account assets are primarily invested in mutual funds, but also have investments in fixed maturity securities and hedge funds.

Level 1 assets include mutual funds that are valued based on reported NAVs provided by fund managers daily and can be redeemed without restriction.  Management performs validation checks to determine the reasonableness of the pricing information, which include, but are not limited to, price fluctuations above predetermined thresholds from the prior day and validation against similar funds or indices.  Variances are investigated, further analysis is performed and resolutions are appropriately documented.

Level 2 assets include fixed maturity securities.  The pricing methodology and valuation controls are the same as those previously described in fixed maturity securities available for sale.

LEVEL 3 RECONCILIATION

The tables below present reconciliations of the beginning and ending balances of the Level 3 financial assets and liabilities, net, that have been measured at fair value on a recurring basis using significant unobservable inputs.

		Total Gains or Losses		Transfers	Transfers
	January 1,	Included in	Included in	Into	Out of				December 31,
	2018	Earnings	OCI	Level 3	Level 3	Purchases	Sales	Settlements	2018
	(In Millions)
Obligations of states and political subdivisions	$24		$(1)						$23
Foreign governments	28		(2)		$(25)			$(1)	—
Corporate securities	1,476	$13	(93)	$27	(119)	$718	$(224)	(91)	1,707
RMBS	15		3	1	(156)	155		(8)	10
CMBS	100		(4)	2	(96)	19			21
Other asset-backed securities	374	1	(10)	10	(72)	97		(42)	358
Total fixed maturity securities	2,017	14	(107)	40	(468)	989	(224)	(142)	2,119

Other investments	5					4	(1)		8

Derivatives, net: (1)
Equity derivatives	386	52			84			(438)	84
Embedded derivatives	(1,693)	119				(659)		458	(1,775)
Total derivatives	(1,307)	171	—	—	84	(659)	—	20	(1,691)

Total	$715	$185	$(107)	$40	$(384)	$334	$(225)	$(122)	$436

		Total Gains or Losses		Transfers	Transfers
	January 1,	Included in	Included in	Into	Out of				December 31,
	2017	Earnings	OCI	Level 3	Level 3	Purchases	Sales	Settlements	2017
	(In Millions)
Obligations of states and political subdivisions	$26		$(3)	$2				$(1)	$24
Foreign governments	49		(1)	1	$(18)			(3)	28
Corporate securities	1,587	$67	57	54	(512)	$534	$(178)	(133)	1,476
RMBS	35		2	5	(55)	35		(7)	15
CMBS	106		(2)		(16)	13		(1)	100
Other asset-backed securities	484	1	2	29	(129)	66		(79)	374
Total fixed maturity securities	2,287	68	55	91	(730)	648	(178)	(224)	2,017

Other investments	5								5

Derivatives, net: (1)
Equity derivatives	212	488				44		(358)	386
Embedded derivatives	(1,457)	(301)	1			(311)		375	(1,693)
Total derivatives	(1,245)	187	1	—	—	(267)	—	17	(1,307)

Total	$1,047	$255	$56	$91	$(730)	$381	$(178)	$(207)	$715

(1)    Excludes derivative net settlements of ($314) million and ($414) million for the years ended December 31, 2018 and 2017, respectively, that are recorded in net investment gain.  Excludes synthetic GIC policy fees of $44 million and $45 million for the years ended December 31, 2018 and 2017, respectively, that are recorded in net investment gain.  Excludes embedded derivative policy fees of $145 million and $156 million for the years ended December 31, 2018 and 2017, respectively, that are recorded in net investment gain.

During the years ended December 31, 2018 and 2017, transfers into Level 3 were primarily attributable to the decreased availability and use of market observable inputs to estimate fair value.  The transfers out of Level 3 were generally due to the use of market observable inputs in valuation methodologies, including the utilization of pricing service information.

Amounts included in earnings of Level 3 financial assets and liabilities are as follows:

	Net Investment Income	Net Investment Gain (Loss)	OTTI	Total
	(In Millions)
Year Ended December 31, 2018:
Corporate securities	$18	$(1)	$(4)	$13
Other asset-backed securities	1			1
Total fixed maturity securities	19	(1)	(4)	14

Equity derivatives		52		52
Embedded derivatives		119		119
Total derivatives	—	171	—	171
Total	$19	$170	$(4)	$185

	Net	Net
	Investment	Investment
	Income	Gain (Loss)	OTTI	Total
	(In Millions)
Year Ended December 31, 2017:
Corporate securities	$17	$55	$(5)	$67
Other asset-backed securities		1		1
Total fixed maturity securities	17	56	(5)	68

Equity derivatives		488		488
Embedded derivatives		(301)		(301)
Total derivatives	—	187	—	187
Total	$17	$243	$(5)	$255

The table below represents the net amount of total gains or losses for the period, attributable to the change in unrealized gain (loss) relating to assets and liabilities classified as Level 3 that were still held at the end of the reporting period.

	Years Ended December 31,
	2018	2017
	(In Millions)
Derivatives, net: (1)
Equity derivatives	$(39)	$331
Embedded derivatives	142	(180)
Total	$103	$151

(1)    Amounts are recognized in net investment gain.

For the year ended December 31, 2018, the Company recognized $70 million of unrealized losses recorded in OCI for fixed maturity securities classified as Level 3 that were still held at period end.

The following table presents certain quantitative information of significant unobservable inputs used in the fair value measurement and the sensitivity of the fair value to changes in those inputs for Level 3 assets and liabilities as of December 31, 2018 ($ In Millions).

	Fair Value	Predominant	Significant	Range	Impact of Increase in
	Asset (Liability)	Valuation Method	Unobservable Inputs	(Weighted Average)	Input on Fair Value (6)
Obligations of states and political subdivisions	$23	Discounted cash flow	Spread (1)	460	Decrease

Corporate securities	1,707	Discounted cash flow	Spread (1)	64-855 (247)	Decrease
		Collateral value	Collateral value (3)	58-68 (65)	Increase
		Market pricing	Quoted prices (2)	88-137 (102)	Increase

RMBS	10	Market pricing	Quoted prices (2)	98	Increase

CMBS	21	Discounted cash flow	Spread (1)	250-358 (269)	Decrease
			Prepayment rate	0%	N/A
			Default rate	0%	Decrease (7)
			Severity	0%	Decrease (7)

Other asset-backed securities	358	Discounted cash flow	Spread (1)	37-353 (115)	Decrease
		Market pricing	Quoted prices (2)	65-108 (100)	Increase
		Cap at call price	Call price	100	N/A

Other investments	8	Redemption value	Redemption value (4)	100	N/A

Equity derivatives	84	Option pricing model	Equity volatility	7% - 47% (18%)	Increase (8)

Embedded derivatives (5)	(1,775)	Option pricing techniques	Equity volatility	7% - 47%	Increase (9)
			Mortality:
			Ages 0-40	0.01% - 0.18%	Decrease (10)
			Ages 41-60	0.06% - 0.55%	Decrease (10)
			Ages 61-120	0.39% - 100.00%	Decrease (10)
			Mortality improvement	0.00% - 4.47%	Increase (11)
			Withdrawal utilization	0.00% - 97.50%	Varies by product (12)
			Lapse rates	0.00% - 100%	Decrease (13)
			Credit standing adjustment	0.54% - 1.81%	Decrease (14)
Total	$436

(1)              Range and weighted average are presented in basis points over the benchmark interest rate curve and include adjustments attributable to illiquidity premiums, expected duration, structure and credit quality.

(2)              Independent third-party quotations were used in the determination of fair value.

(3)              Valuation based on the Company’s share of fair values of the underlying assets held in the trusts.

(4)              Represents FHLB common stock that is valued at the contractual amount that will be received upon redemption.

(5)              This liability consists of embedded derivatives from variable annuity GLBs, fixed indexed annuity products and life indexed account insurance products.  Since the valuation methodology for embedded derivatives uses a range of inputs that vary at the contract level over the cash flow projection period, presenting a range, rather than weighted average, is more representative of the unobservable input used in the valuation.

(6)              The impact of a decrease in input would have the opposite impact on fair value as that presented in the table.  For any given contract, each assumption varies throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(7)              Changes in the assumptions used for the probability of default are accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(8)              Changes in fair values are based on long U.S. dollar positions and will be inversely impacted for short U.S. dollar positions.

(9)              Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available, and vary by equity index.  The assumption is based on historical realized equity volatility.

(10)       Mortality rates vary by age, gender, policy year, and mortality segments.  Mortality rate assumptions are based on Company experience.  There are two mortality segments: the plus segment consists of policies without a lifetime GMWB rider; the minus segment consists of policies with a lifetime GMWB rider.  An increase in the mortality assumption results in an increase (decrease) in the fair value for policies in the plus (minus) segment.  As of the December 31, 2018, the majority of policies in scope are in the minus segment.

(11)       Mortality improvement varies by age, gender, calendar year, and mortality segment.  Mortality improvement assumptions are based on Company experience.  Mortality segments are defined in (10) above.  An increase in the mortality improvement assumption results in a decrease (increase) in the fair value for policies in the plus (minus) segment.

(12)       The withdrawal utilization assumption estimates the percentage of contractholders with a GMWB benefit who will elect to utilize the benefit.  The assumption varies by the type of GMWB, tax qualification status, policy size, and age at rider issue.  Withdrawal utilization assumptions are based on Company experience.  An increase in the withdrawal utilization assumption results in an increase (decrease) in the fair value for variable (fixed indexed) annuities.

(13)       Variable annuity lapse rates vary by policy size, commission option, single/joint life status, surrender charge duration, age, policy month, amount of time until the end of the rider utilization waiting period (if any), and the amount by which the guaranteed amount is greater than the account value.  Fixed indexed annuity lapse rates consist of a base lapse rate that varies by product and policy year, and a dynamic adjustment based on how the credited rate on the contract compares to competitor rates.  Lapse rate assumptions are based on Company experience.

(14)       The credit standing adjustment represents the Company’s nonperformance risk spread, and varies by duration.  The assumption is based on Barclays financial credit spreads.

NONRECURRING FAIR VALUE MEASUREMENTS

Certain assets are measured at fair value on a nonrecurring basis and are not included in the tables presented above.  The following table presents assets measured at fair value (at the relevant measurement date) on a nonrecurring basis during the years ended December 31, 2018 and 2017 and still held at year end (In Millions):

	December 31,
	2018		2017
	Level 2	Level 3	Level 2	Level 3
Aircraft and other related assets	$72	$244	$193	$16

Aircraft and Other Related Assets

The Company measures the fair value of aircraft and other related assets on a nonrecurring basis as part of the recoverability assessment.  The recoverability assessment is performed quarterly and whenever events or changes in circumstances indicate that the carrying amount of aircraft may not be recoverable.  When aircraft are held for sale, the fair value measurement is based on the estimated sales price, less selling costs (Level 2 input).  For aircraft that are held for use, the fair value measurements are based on third party maintenance adjusted appraisal values (i.e., a market approach) based on Level 3 inputs, or the present value of estimated future cash flows (i.e., an income approach) based on Level 3 inputs, which include current contractual lease payments, estimated future lease payments, estimated sales prices, the estimated disposition value less selling costs, and the discount rate.

The Company did not have any other significant nonfinancial assets or liabilities measured at fair value on a nonrecurring basis resulting from impairments as of December 31, 2018 and 2017.  The Company has not made any significant changes in the valuation methodologies for nonfinancial assets and liabilities.

The carrying amount and fair value of the Company’s financial instruments that are not carried at fair value under the Codification’s Financial Instruments Topic are as follows:

	Fair Value	December 31, 2018		December 31, 2017
	Hierarchy	Carrying		Carrying
	Level	Amount	Fair Value	Amount	Fair Value
	(In Millions)
Assets:
Mortgage loans	Level 3	$14,886	$14,649	$13,558	$14,005
Policy loans	Level 3	7,975	7,975	7,681	7,681
Other investments	Level 3			217	236
Cash and cash equivalents	Level 1	2,728	2,728	2,639	2,639
Restricted cash	Level 1	206	206	211	211
Liabilities:
Funding agreements	Level 3	178	178	166	167
Annuity and deposit liabilities	Level 3	22,873	22,873	18,957	18,957
Short-term debt and revolving credit facilities	Level 2	221	221	354	354
Long-term debt	Level 2	11,362	11,292	9,973	10,357

This table excludes the following financial instruments: accrued investment income receivables and payables, cash collateral liability for securities lending and collateral receivables and payables for derivatives.  The fair value of these financial instruments, which are primarily classified as Level 2, approximates carrying value as they are short-term in nature such that there is minimal risk of material changes in fair value due to changes in interest rates.  The following methods and assumptions were used to estimate the fair value of these financial instruments as of December 31, 2018 and 2017:

MORTGAGE LOANS

The fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using current rates that are applicable to similar credit quality, property type and average maturity of the composite portfolio.

POLICY LOANS

Policy loans are not separable from their associated insurance contract and bear no credit risk since they do not exceed the contract’s cash surrender value, making these assets fully secured by the cash surrender value of the contracts.  Therefore, the carrying amount of the policy loans is a reasonable approximation of their fair value.

OTHER INVESTMENTS

Included in other investments are private equity investments accounted for under the cost method of accounting prior to the adoption of ASU 2016-01 (Note 1).  The fair value is based on the ownership percentage of the NAV of the underlying equity of the investments.

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

The carrying amounts approximate fair values due to the short-term maturities of these instruments.

FUNDING AGREEMENTS

The fair value of funding agreements is estimated using the rates currently offered for deposits of similar remaining maturities.

ANNUITY AND DEPOSIT LIABILITIES

Annuity and deposit liabilities primarily includes policyholder deposits and accumulated credited interest.  The fair value of annuity and deposit liabilities approximates carrying amount based on an analysis of discounted future cash flows with maturities similar to the product portfolio liabilities.

DEBT AND REVOLVING CREDIT FACILITIES

The carrying amount of short-term debt and revolving credit facilities is a reasonable estimate of its fair value because the interest rates are variable and based on current market rates.  The fair value of long-term debt is based on market quotes or discounting estimated future cash flows using market rates, except for certain VIE debt and non-recourse debt, for which an analysis is performed to ensure the carrying amounts are reasonable estimates of their fair values.

12.                   OTHER COMPREHENSIVE INCOME (LOSS)

The Company displays comprehensive income (loss) and its components on the consolidated statements of comprehensive income (loss) and consolidated statements of equity.  The balance of and changes in each component of AOCI attributable to the Company are as follows:

	Unrealized
	Gain (Loss) on
	Securities Available		Gain (Loss) on	Other,	Total
	for Sale, Net (1)		Derivatives	Net	AOCI
	(In Millions)
Balance, January 1, 2016	$620		$85	$(17)	$688
Change in OCI before reclassifications	336	(2)	6	(7)	335
Income tax (expense) benefit	(120)		(2)	3	(119)
(Gain) loss reclassified from AOCI	9		(1)		8
Income tax benefit	(3)				(3)
Balance, December 31, 2016	842		88	(21)	909
Change in OCI before reclassifications	734	(2)	(18)	8	724
Income tax (expense) benefit	(255)		6		(249)
Gain reclassified from AOCI	(86)				(86)
Income tax expense	30				30
Reclassification of deferred tax effects	272		17	(4)	285
Balance, December 31, 2017	1,537		93	(17)	1,613
Cumulative effect of adoption of accounting change (Note 1)	(3)				(3)
Revised balance, January 1, 2018	1,534		93	(17)	1,610
Change in OCI before reclassifications	(1,978	)(2)	30	(8)	(1,956)
Income tax (expense) benefit	416		(6)		410
Loss reclassified from AOCI	12				12
Income tax benefit	(3)				(3)
Balance, December 31, 2018	$(19)		$117	$(25)	$73

(1)    See Note 4 and Note 8 for information related to DAC and future policy benefits.

(2)    Includes allocation of net holding gain (loss) from DAC, URR and future policy benefits of $848 million, ($465) million and ($164) million for the years ended December 31, 2018, 2017 and 2016, respectively.

RECLASSIFICATIONS FROM AOCI

The table below presents amounts reclassified from each component of AOCI and their locations on the consolidated statements of operations.  Amounts are shown gross of tax.

	Years Ended December 31,
Reclassification adjustments:	2018	2017	2016
	(In Millions)
Unrealized (gain) loss on securities available for sale, net:
Sale of securities available for sale (1)	$3	$(95)	$(25)
OTTI recognized on securities available for sale (2)	9	9	34
Total unrealized (gain) loss on securities available for sale, net	12	(86)	9

Gain on derivatives, net			(1)

Total amounts reclassified from AOCI	$12	$(86)	$8

Location on the consolidated statements of operations:

(1)    Net investment gain (2) OTTI

13.                   REINSURANCE

The accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risk.  The Company periodically reviews, and modifies as appropriate, the estimates and assumptions used to establish assets and liabilities relating to assumed and ceded reinsurance.  Reinsurance receivables, included in other assets, were $1,196 million and $1,190 million as of December 31, 2018 and 2017, respectively.  Reinsurance payables, included in other liabilities, were $226 million and $253 million as of December 31, 2018 and 2017, respectively.

The components of insurance premiums are as follows:

	Years Ended December 31,
	2018	2017	2016
	(In Millions)
Direct premiums	$1,719	$1,502	$1,213
Reinsurance assumed (1)	996	1,048	1,034
Reinsurance ceded	(437)	(409)	(392)
Insurance premiums	$2,278	$2,141	$1,855

(1)    Included are $56 million, $56 million and $58 million of assumed premiums from PLRL for the years ended December 31, 2018, 2017 and 2016, respectively.

14.                   INCOME TAXES

The provision (benefit) for income taxes is as follows:

	Years Ended December 31,
	2018	2017	2016
	(In Millions)
Current	$(121)	$259	$84
Deferred	235	(643)	123
Provision (benefit) for income taxes	$114	$(384)	$207

A reconciliation of the provision for income taxes based on the Federal corporate statutory tax rate of 21% for the year ended December 31, 2018 and 35% for for the years ended December 31, 2017 and 2016 to the provision (benefit) for income taxes is as follows:

	Years Ended December 31,
	2018	2017	2016
	(In Millions)
Provision for income taxes at the statutory rate	$218	$342	$346
Separate account dividends received deduction	(31)	(81)	(107)
Tax credits	(33)	(24)	(22)
Remeasurement of operating deferred taxes	(49)	(395)
Remeasurement of OCI deferred taxes		(285)
Transition tax on deemed repatriation		23
Tax on financial reporting basis over tax basis of foreign subsidiary		48
Foreign tax credit adjustments	41
Other	(32)	(12)	(10)
Provision (benefit) for income taxes	$114	$(384)	$207

The net deferred tax liability, included in other liabilities, is comprised of the following tax effected temporary differences:

	December 31,
	2018	2017
	(In Millions)
Deferred tax assets:
Policyholder reserves	$525	$564
Investment valuation	442	343
Tax credit carryforwards	268	408
Deferred compensation	57	51
Tax net operating loss carryforwards	1	3
Other	105	116
Total deferred tax assets	1,398	1,485

Deferred tax liabilities:
DAC	(678)	(716)
Partnership investments	(646)	(646)
Hedging	(415)	(365)
Depreciation	(7)	(2)
Other	(23)	(27)
Total deferred tax liabilities	(1,769)	(1,756)

Net deferred tax liability	(371)	(271)
Unrealized gain on derivatives and securities available for sale	(2)	(410)
Other adjustments	(8)	(8)
Net deferred tax liability	$(381)	$(689)

The Company has $135 million of solar tax credits that expire in 2038, $129 million of alternative minimum tax (AMT) credits that are expected to be either fully utilized or refunded between 2020 and 2021, and $4 million of various other credits that expire between 2037 and 2038.

The Company has $5 million of life company Federal loss carryovers that expire between 2026 and 2032.

Management has assessed that it is more likely than not that the Company’s deferred tax assets as of December 31, 2018 will be realized through projected future taxable income and the reversal of existing deferred tax liabilities listed above.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (In Millions):

Balance as of January 1, 2016	$58
Increase - prior year positions	52
Decrease - prior year positions	(58)
Balance as of December 31, 2016	52
Decrease - prior year positions	(52)
Balance as of December 31, 2017	—
Increase - prior year positions	41
Balance as of December 31, 2018	$41

The Company identified liabilities for uncertain tax positions in 2015 and 2016 for which there is uncertainty about the timing, but not the deductibility, of tax deductions relating to aircraft depreciation and aircraft maintenance reserves.  The unrecognized tax benefits were recorded as a reduction to the deferred tax asset for net operating loss carryforwards.

The Company filed an application for an automatic change in the method of accounting for aircraft depreciation with the Internal Revenue Service (IRS) in 2016 and adjusted its net operating loss carryover to 2017 for aircraft maintenance reserves, which reduced the liability for uncertain tax positions by $58 million during 2016 and $52 million during 2017.

During 2018, the outcome in certain European Union (EU) member country tax courts indicated that foreign tax withholding refund claims that the Company had filed in previous years would be refunded.  Upon receipt of such refund, the Company will owe the same amount to the IRS for the foreign tax credit benefit claimed on those foreign tax withholdings.  As a result of this change in facts, the Company has recorded a liability of $41 million for the uncertainty of sustaining the benefit of the foreign tax credits previously claimed; this amount is equal to the pending foreign tax withholding refund claims that the Company expects will be resolved consistently across the EU member countries.  The unrecognized tax benefit was increased in 2018.

The Company does not expect material changes to its unrecognized tax benefits for the twelve month period following the reporting date.

PMHC files income tax returns in U.S. Federal and various state jurisdictions.  PMHC is under continuous audit by the IRS and is audited periodically by some state taxing authorities.  The IRS is currently examining PMHC’s tax returns for the years ended December 31, 2013 through 2016.  The exam of the Federal tax returns through tax years ended December 31, 2012 has been completed and certain issues are under appeals.  The State of California is auditing the tax year ended December 31, 2009 and certain issues are under appeals.  The Company does not expect the current Federal and California audits to result in any material assessments.

On December 22, 2017, tax reform legislation formally known as the Act was enacted, which significantly revised the U.S. corporate income tax system.  Among other things, the Act lowered the Federal corporate income tax rate from 35% to 21%, effective January 1, 2018; implemented a territorial tax system, and imposed a transition tax on deemed repatriated earnings of foreign subsidiaries; broadened the base of taxable income, particularly with respect to the calculation of tax reserves, DAC, and the Dividends Received Deduction (DRD); and repealed the corporate AMT.

Following the guidance in Staff Accounting Bulletin No. 118 (SAB 118), the Company recorded certain effects of the Act as provisional estimates for the year ended December 31, 2017, specifically:

•                  An income tax benefit of $680 million for the estimated remeasurement of the Company’s U.S. net deferred tax liabilities.

•                  An income tax expense of $23 million for the deemed repatriation of accumulated earnings in foreign subsidiaries.

The measurement period in SAB 118 ended on December 22, 2018, and the Company has completed the accounting for the tax impact of the Act based on legislative updates relating to the Act currently available.  Adjustments were recorded during the year ended December 31, 2018 to the provisional estimates initially recorded, specifically:

•                  Additional income tax benefit of $49 million for the remeasurement of the Company’s U.S. net deferred tax liabilities as a result of certain tax positions taken on the 2017 tax return filing.

Prior to the enactment of the Act, the Company considered the earnings in its non-U.S. subsidiaries to be indefinitely reinvested; accordingly, it recorded no deferred income taxes with respect to the excess of the amount for financial reporting over the tax basis in its non-U.S. subsidiaries, including undistributed foreign earnings.  The transition tax included in the Act reduced this excess, but did not eliminate it.  As the remaining excess of the amount for financial reporting over the tax basis reverses, it may result in additional non-U.S. withholding taxes, as well as U.S. Federal and state taxes.  More specifically:

•                  As of December 31, 2017, the Company changed its prior assertion of indefinite reinvestment of earnings in Singapore, and recorded a deferred tax liability of $48 million, with respect to remaining financial reporting basis over the tax basis in its Singapore subsidiary.  The deferred tax liability has been updated as of December 31, 2018 to account for activity during the year ended December 31, 2018.

15.                   SEGMENT INFORMATION

The Company has four operating segments:  Life Insurance, Retirement Solutions, Aircraft Leasing and Reinsurance.  These segments are managed separately and have been identified based on differences in products and services offered.  All other activity is included in the Corporate and Other segment.

The Life Insurance segment provides a wide range of life insurance products through multiple distribution channels operating in the affluent, broad and corporate markets.  Principal products include universal life, indexed universal life, variable universal life, hybrid Long Term Care, and term life.  Distribution channels include independent producers, financial advisory networks, independent brokerage general agencies, wirehouses, e-tailers and M Financial, an association of independently owned and operated insurance and financial producers.

The Retirement Solutions segment’s principal products include variable and fixed annuity products, mutual funds, and structured settlement and group retirement annuities, which are offered through multiple distribution channels.  Distribution channels include independent planners, regional broker-dealers, wirehouses and financial institution distributors.

The Aircraft Leasing segment offers aircraft leasing to the airline industry throughout the world and provides brokerage and asset management services to other third-parties.

The Reinsurance segment primarily includes the domestic retrocession business, which assumes mortality risks from other life reinsurers.  Additionally, retrocession agreements related to non-traditional longevity reinsurance are assumed from PLRL.  The international retrocession business serves clients primarily in Canada, Europe and Asia.

The Corporate and Other segment consists of assets, liabilities and activities, which support the Company’s operating segments.  Included in these support activities is the management of investments, the Company’s financing activities (including the issuance of long-term and short-term debt), and other expenses and other assets not directly attributable to the operating segments.  The Corporate and Other segment also includes operations that do not qualify as operating segments and the elimination of intersegment transactions.

The Company uses the same accounting policies and procedures to measure segment net income (loss) and assets as it uses to measure its consolidated net income (loss) and assets.  Net investment income and net investment gain (loss) are allocated based on invested assets purchased and held as is required for transacting the business of that segment.  Overhead expenses are allocated based on services provided.  Interest expense is allocated based on the short-term borrowing needs of the segment and is included in net investment income.

Certain segments are allocated equity based on formulas determined by management and receive a fixed interest rate of return on interdivision debentures supporting the allocated equity.  The debenture amount is reflected as investment expense in net investment income in the Corporate and Other segment and as net investment income in the operating segments.

The Company generates the majority of its revenues and net income from customers located in the U.S.  As of December 31, 2018 and 2017, the Company had foreign investments of $13.6 billion and $12.7 billion, respectively.  Aircraft leased to foreign customers was $7.6 billion and $6.6 billion as of December 31, 2018 and 2017, respectively.  Revenues derived from any customer did not exceed 10% of consolidated total revenues for the years ended December 31, 2018, 2017 and 2016.

The following is segment information as of and for the year ended December 31, 2018:

	Life	Retirement	Aircraft		Corporate
	Insurance	Solutions	Leasing	Reinsurance	and Other	Total
	(In Millions)
REVENUES
Policy fees and insurance premiums	$1,533	$2,270		$947		$4,750
Net investment income	1,272	1,539	$4	35	$397	3,247
Net investment gain (loss)	23	35	(6)	(17)	19	54
OTTI	(4)	(6)			(5)	(15)
Investment advisory fees	28	253			14	295
Aircraft leasing revenue			954			954
Other income	40	190	95	33	1	359
Total revenues	2,892	4,281	1,047	998	426	9,644

BENEFITS AND EXPENSES
Policy benefits	833	1,956		855		3,644
Interest credited	975	510			5	1,490
Commission expenses	460	781		23		1,264
Operating expenses	471	488	182	39	191	1,371
Depreciation of aircraft			352			352
Interest expense	16		244		222	482
Total benefits and expenses	2,755	3,735	778	917	418	8,603

Income before provision (benefit) for income taxes	137	546	269	81	8	1,041
Provision (benefit) for income taxes	(9)	41	54	18	10	114

Net income (loss)	146	505	215	63	(2)	927
Less: net income attributable to noncontrolling interests			(53)		(3)	(56)
Net income (loss) attributable to the Company	$146	$505	$162	$63	$(5)	$871

Total assets	$44,176	$87,714	$11,219	$1,759	$9,847	$154,715
DAC	1,915	3,067		41		5,023
Separate account assets	7,506	46,203				53,709
Policyholder and contract liabilities	34,100	36,627		1,068	178	71,973
Separate account liabilities	7,506	46,203				53,709

The following is segment information as of and for the year ended December 31, 2017:

	Life	Retirement	Aircraft		Corporate
	Insurance	Solutions	Leasing	Reinsurance	and Other	Total
	(In Millions)
REVENUES
Policy fees and insurance premiums	$1,110	$2,246		$991		$4,347
Net investment income	1,201	1,385	$5	33	$216	2,840
Net investment gain (loss)	14	(89)	(5)	8	120	48
OTTI	(3)	(6)			(2)	(11)
Investment advisory fees	27	262			11	300
Aircraft leasing revenue			898			898
Other income	39	191	52	30	2	314
Total revenues	2,388	3,989	950	1,062	347	8,736

BENEFITS AND EXPENSES
Policy benefits	668	1,881		914		3,463
Interest credited	915	460			8	1,383
Commission expenses	188	557		24		769
Operating expenses	418	467	261	33	122	1,301
Depreciation of aircraft			322			322
Interest expense	12		221		289	522
Total benefits and expenses	2,201	3,365	804	971	419	7,760

Income (loss) before provision (benefit) for income taxes	187	624	146	91	(72)	976
Provision (benefit) for income taxes	(59)	(68)	(225)	7	(39)	(384)

Net income (loss)	246	692	371	84	(33)	1,360
Less: net income attributable to noncontrolling interests			(1)		(5)	(6)
Net income (loss) attributable to the Company	$246	$692	$370	$84	$(38)	$1,354

Total assets	$44,410	$90,616	$9,798	$1,761	$8,313	$154,898
DAC	1,630	3,016		47		4,693
Separate account assets	8,242	53,214				61,456
Policyholder and contract liabilities	32,490	31,949		1,055	166	65,660
Separate account liabilities	8,242	53,214				61,456

The following is segment information for the year ended December 31, 2016:

	Life	Retirement	Aircraft		Corporate
	Insurance	Solutions	Leasing	Reinsurance	and Other	Total
	(In Millions)
REVENUES
Policy fees and insurance premiums	$1,196	$1,937		$975		$4,108
Net investment income	1,146	1,267	$3	36	$135	2,587
Net investment gain (loss)		(58)	(4)	22	150	110
OTTI	(18)	(8)			(16)	(42)
Investment advisory fees	25	262			7	294
Aircraft leasing revenue			1,018			1,018
Other income	32	209	48	90		379
Total revenues	2,381	3,609	1,065	1,123	276	8,454

BENEFITS AND EXPENSES
Policy benefits	729	1,596		857		3,182
Interest credited	878	417			11	1,306
Commission expenses	294	634		25		953
Operating expenses	388	461	274	35	104	1,262
Depreciation of aircraft			331			331
Interest expense	10		233	1	186	430
Total benefits and expenses	2,299	3,108	838	918	301	7,464

Income (loss) before provision (benefit) for income taxes	82	501	227	205	(25)	990
Provision (benefit) for income taxes	9	59	89	72	(22)	207

Net income (loss)	73	442	138	133	(3)	783
Less: net income attributable to noncontrolling interests					(26)	(26)
Net income (loss) attributable to the Company	$73	$442	$138	$133	$(29)	$757

16.                   TRANSACTIONS WITH RELATED PARTIES

PLFA serves as the investment adviser for the Pacific Select Fund (PSF) and the Pacific Funds Series Trust (PFST).  Investment advisory and other fees are based primarily upon the NAV of the underlying portfolios.  These fees, included in investment advisory fees and other income, amounted to $334 million, $342 million and $339 million for the years ended December 31, 2018, 2017 and 2016, respectively.  In addition, Pacific Life and PLFA provide certain support services to the PSF and PFST based on an allocation of actual costs.  These fees amounted to $6 million for the years ended December 31, 2018, 2017 and 2016.  Pacific Life also provides general administrative or investment management services to PMHC, PLC and other affiliates.  These fees amounted to $13 million, $10 million, and $11 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Additionally, the PSF and PFST have service and other plans whereby the funds pay Pacific Select Distributors, LLC (PSD), a wholly owned broker-dealer subsidiary of Pacific Life, as distributor of the funds, a service fee in connection with services rendered to or procured for shareholders of the fund or their variable annuity and life insurance contract owners.  These services may include, but are not limited to, payment of compensation to broker-dealers, including PSD itself, and other financial institutions and organizations, which assist in providing any of the services.  For the years ended December 31, 2018, 2017 and 2016, PSD received $111 million, $116 million and $115 million, respectively, in service and other fees from the PSF and PFST, which are recorded in other income.

Pacific Life and PL&A’s structured settlement transactions are typically designed such that an affiliated assignment company assumes settlement obligations from external parties in exchange for consideration.  The affiliated assignment company then funds the assumed settlement obligations by purchasing annuity contracts from Pacific Life and PL&A.  Consequently, substantially all of the Pacific Life and PL&A’s structured settlement annuities are sold to an affiliated assignment company.  Included in the liability for future policy benefits are insurance contracts with the affiliated assignment company with contract values of $3.9 billion and $3.6 billion as of December 31, 2018 and 2017, respectively.  In addition, included in the liability for policyholder account balances are investment contracts with the affiliated assignment company of $3.3 billion and $2.8 billion as of December 31, 2018 and 2017, respectively.  Related to the insurance contracts, Pacific Life and PL&A received $469 million, $475 million and $361 million of insurance premiums and paid $235 million, $210 million and $190 million of policy benefits for the years ended December 31, 2018, 2017 and 2016, respectively.

ACG has derivative swap contracts with Pacific LifeCorp as the counterparty.  The notional amounts total $318 million and $562 million as of December 31, 2018 and 2017, respectively.  The fair values of the derivatives were net assets (liabilities) of $5 million and ($5) million as of December 31, 2018 and 2017, respectively.

17.                   COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has outstanding commitments that may be funded to make investments primarily in fixed maturity securities, mortgage loans, limited partnerships and other investments, as follows (In Millions):

			Fixed Maturity
		Limited	Securities and
Years Ending December 31:	Mortgage Loans	Partnerships	Other Investments	Total
2019	$518	$383	$542	$1,443
2020	318	214		532
2021	205	214		419
2022	112	189		301
2023		173		173
Thereafter	1	236	2	239
Total	$1,154	$1,409	$544	$3,107

The Company leases office facilities under various operating leases, which in most, but not all cases, are noncancelable.  Rent expense, which is included in operating and other expenses, in connection with these leases was $11 million, $9 million and $8 million for the years ended December 31, 2018, 2017 and 2016, respectively.  Aggregate minimum future office lease commitments are as follows (In Millions):

Years Ending December 31:
2019	$10
2020 through 2023	37
2024 and thereafter	40
Total	$87

As of December 31, 2018, ACG had commitments to purchase aircraft scheduled for delivery through 2023.  All of these commitments arise from fixed price purchase agreements with Boeing, Airbus and other third parties, and include adjustments for inflation.  As of December 31, 2018, the aggregate estimated total remaining payments (including adjustments for certain contractual escalation provisions) are due as follows (In Millions):

Years Ending December 31:
2019	$2,393
2020	2,160
2021	1,977
2022	1,434
2023	775
Total	$8,739

As of December 31, 2018, deposits related to these agreements totaled $1,184 million and are included in other assets.

Pacific Life entered into agreements with PLRL and Pacific Life Re (Australia) Pty Limited (PLRA), a wholly owned indirect subsidiary of Pacific LifeCorp, to guarantee the performance of reinsurance obligations of PLRL and PLRA.  These guarantees are secondary to the guarantees provided by Pacific LifeCorp and would only be triggered in the event of nonperformance by both PLRL or PLRA and Pacific LifeCorp.  Management believes that additional obligations, if any, related to the guarantee agreements are not likely to have a material adverse effect on the Company’s consolidated financial statements.

Pacific Life has an agreement with Pacific Life Reinsurance Company II Limited (PLRC), an exempt life reinsurance company domiciled in Barbados and wholly owned by Pacific Life, to guarantee the performance of reinsurance obligations of PLRC.  Management believes that additional obligations, if any, related to the guarantee agreement are not likely to have a material adverse effect on the Company’s consolidated financial statements.

Pacific Life has a commitment to provide funds, on Pacific LifeCorp’s behalf, of up to 100 million pound sterling to PLRL.  This commitment is secondary to Pacific LifeCorp and is contingent on the nonperformance by Pacific LifeCorp.  Management believes that additional obligations, if any, related to this commitment are not likely to have a material adverse effect on the Company’s consolidated financial statements.

CONTINGENCIES - LITIGATION

The Company is a respondent in a number of legal proceedings, some of which involve allegations for extra-contractual damages.  Although the Company is confident of its position in these matters, success is not a certainty and a judge or jury could rule against the Company.  In the opinion of management, the outcome of such proceedings is not likely to have a material adverse effect on the Company’s consolidated financial statements.  The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for litigation claims against the Company.

CONTINGENCIES - IRS REVENUE RULING

In 2007, the IRS issued Rev. Rul. 2007-54, interpreting then-current tax law regarding the computation of the DRD.  Later in 2007, the IRS issued Revenue Ruling 2007-61, suspending Rev. Rul. 2007-54 and indicating that the IRS would re-address this issue in a future regulation project.  In 2014, the IRS issued Rev. Rul. 2014-7, stating that it would not address this issue through regulation, but instead would defer to legislative action.  Rev. Rul. 2014-7 also expressly superseded Rev. Rul. 2007-54, and declared Rev. Rul. 2007-61 obsolete.  With the enactment of the Act (Notes 1 and 14), DRD computations have been modified effective January 1, 2018.  Therefore, the Company does not expect that any of the rulings described above will affect DRD computations in the future.  However, in open tax years before 2018, the Company could still lose a substantial portion of its DRD claims, which could in turn have a material adverse effect on the Company’s consolidated financial statements.

CONTINGENCIES - OTHER

In the course of its business, the Company provides certain indemnifications related to dispositions, acquisitions, investments, lease agreements or other transactions that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company.  These obligations are typically subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation.  Because the amounts of these types of indemnifications often are not explicitly stated, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated.  The Company has not historically made material payments for these types of indemnifications.  The estimated maximum potential amount of future payments under these obligations is not determinable due to the lack of a stated maximum liability for certain matters.  Management believes that judgments, if any, against the Company related to such matters and the Company’s estimate of reasonably possible losses exceeding amounts already recognized on an aggregated basis is immaterial and are not likely to have a material adverse effect on the Company’s consolidated financial statements.

Most of the jurisdictions in which the Company is admitted to transact business require life insurance companies to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by insolvent life insurance companies.  These associations levy assessments, up to prescribed limits, on all member companies in a particular state based on the proportionate share of premiums written by member companies in the lines of business in which the insolvent insurer operated.  The Company has not received notification of any insolvency that is expected to result in a material guaranty fund assessment.

In connection with the operations of certain subsidiaries, the Company has made commitments to provide for additional capital funding as may be required.

See Note 2 for discussion of contingencies related to reinsurance of statutory reserves to affiliates.

See Note 7 for discussion of contingencies related to derivative instruments.

See Note 14 for discussion of other contingencies related to income taxes.

PACIFIC SELECT EXEC SEPARATE ACCOUNT

PART C: OTHER INFORMATION

Item 26. Exhibits

(1)	(a)

Resolution of the Board of Directors of the Depositor dated November 22, 1989 and copies of the Memoranda concerning Pacific Select Exec Separate Account dated May 12, 1988 and January 26, 1993. Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869.

(b)

Resolution of the Board of Directors of Pacific Life Insurance Company authorizing conformity to the terms of the current Bylaws. Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869.

(2)	Inapplicable

(3)	(a)

Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company and Pacific Select Distributors, Inc. (PSD); Filed as part of the Registration Statement on Form N-6 on May 27, 2011, File No. 333-172851, Accession Number 0000950123-11-054590.

(b)

Form of Selling Agreement Between Pacific Mutual Distributors, Inc. and Various Broker-Dealers; Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869.

(c)

Distribution Agreement Between Pacific Select Distributors, Inc. and T. Rowe Price Investment Services, Inc.; Filed as part of the Registration Statement on Form N-6 on April 19, 2005, File No. 033-21754, Accession Number 0000892569-05-000254.

(d)

Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company and Pacific Select Distributors, LLC (PSD) (Amended and Restated); Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001104659-17-024492 filed April 19, 2017, and incorporated by reference herein.

(4)	(a)

Flexible Premium Variable Life Insurance Policy (form ICC19 P19VUL); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(1)

Specifications page (form ICC19 S19VUL); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(b)

Accelerated Death Benefit Rider for Chronic Illness (form ICC12 R12CIC) (Premier Living Benefits Rider); Filed as part of the Registration Statement on Form N-6 on October 19, 2012, File No. 333-150092, Accession Number 0000950123-12-012563.

	(c)	Short-Term No-Lapse Guarantee Rider (form ICC12 R12SNL); Filed as part of the Registration Statement on Form N-6 on October 19, 2012, File No. 333-150092, Accession Number 0000950123-12-012563.

(d)

Flexible Duration No-Lapse Guarantee Rider (form ICC17 R17FNL); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(1)

Specifications pages (form ICC18 S18FNL); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(e)	Conversion Rider (form ICC13 R13CON); Filed as part of the Registration Statement on Form N-6 on February 7, 2014, File No. 333-153022, Accession Number 0001193125-14-040507.

(f)

SVER Term Insurance Rider-Corporate (form ICC18 R18SV3); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(1)

Specifications pages (form ICC19 S19SV3C); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(g)

Accelerated Death Benefit Rider for Terminal Illness (form ICC12 R12TIC) (Terminal Illness Rider); Filed as part of the Registration Statement on Form N-6 on October 19, 2012, File No. 333-150092, Accession Number 0000950123-12-012563.

(h)

Annual Renewable Term Rider — Additional Insured (form ICC17 R17RTA); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(1)

Specifications pages (form ICC17 S17RTA); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(i)

1 Year Indexed Account (form ICC19 I191NDX); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(j)

1 Year Indexed Account 3 (form ICC19 I191NDX3); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(k)

1 Year Indexed Account 4 (form ICC19 I191NDX4); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(l)

Annual Renewable Term Rider (form ICC17 R17ART); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(1)

Specifications pages (form ICC17 S17ART); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(m)	Scheduled Annual Renewable Term Rider (form ICC15 R15SRT); Filed as part of the Registration Statement on Form N-6 on February 24, 2015, File No. 333-202248, Accession Number 0001193125-15-059457.

(1)

Specifications pages (form ICC17 S17SRT); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

	(n)	Overloan Protection 3 Rider (form ICC15 R15OLP); Filed as part of the Registration Statement on Form N-6 on February 24, 2015, File No. 333-202248, Accession Number 0001193125-15-059457.

(1) Specifications pages (form ICC15 R15OLP SP); Filed as part of the Registration Statement on Form N-6 on July 18, 2015, File No. 333-150092, Accession Number 0001193125-15-2268877.

	(o)	Benefit Distribution Rider (form R15BDR); Filed as part of the Registration Statement on Form N-6 on February 24, 2015, File No. 333-202248, Accession Number 0001193125-15-059457.

(p)

Accelerated Death Benefit Rider for Long-Term Care (form ICC16 R16LTC) (Premier LTC Rider); Filed as part of the Registration Statement on Form N-6 on July 11, 2016, File No. 333-150092, Accession Number 0001193125-16-645261.

(1) Specifications pages (form ICC16 R16LTCV SP); Filed as part of the Registration Statement on Form N-6 on July 11, 2016, File No. 333-150092, Accession Number 0001193125-16-645261.

(q)

Accelerated Death Benefit Rider for Chronic and Terminal Illness (form ICC18 R18ADB) (Premier Living Benefits 2 Rider); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(1)

Specifications pages (form ICC18 S18ADB); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(5)	(a)	Application for Flexible Premium Variable Life Insurance Policy & General Questionnaire.

(6)	(a)	Bylaws of Pacific Life Insurance Company; Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869.

	(b)	Articles of Incorporation of Pacific Life Insurance Company; Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869.

(c)

Restated Articles of Incorporation of Pacific Life Insurance Company; Filed as part of the Registration Statement on Form N-6 on December 6, 2005, File No. 333-118913, Accession Number 0000892569-05-001150.

(d)

Bylaws of Pacific Life Insurance Company As Amended Effective September 1, 2005; Filed as part of the Registration Statement on Form N-6 via EDGAR on December 6, 2005, File No. 333-118913, Accession Number 0000892569-05-001150.

(7)	(a)	Form of Reinsurance Contract; Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333- 118913, Accession Number 0000892569-04-000869.

(8)	(a)

Participation Agreement between Pacific Life Insurance Company and Pacific Select Fund; Filed as part of the Registration Statement on Form N-6 on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869.

(b)

Participation Agreement with Fidelity Variable Insurance Products (Variable Insurance Products Funds, Variable Insurance Products Fund II, Variable Insurance Products Fund III); Filed as part of the Registration Statement on Form N-6 on February 10, 2005, File No. 333-118913, Accession Number 0000892569-05-000054.

(c)	Service Contract with Fidelity Distributors Corporation; Filed as part of the Registration Statement on Form N-6 on February 10, 2005, File No. 333-118913, Accession Number 0000892569-05-000054.

(d)

Participation Agreement with Blackrock Variable Series Fund, Inc. (formerly called Merrill Lynch Variable Series Fund, Inc.); Filed as part of the Registration Statement on Form N-6 on April 19, 2005, File No. 033-21754, Accession Number 0000892569-05-000254.

	(1)	First Amendment to Participation Agreement; Filed as part of Registration Statement on Form N-4 via EDGAR on October 15, 2013, File No. 333-60833, Accession Number 0001193125-13-399328.

	(2)	Second Amendment to Participation Agreement; Filed as part of Registration Statement on Form N-4 via EDGAR on October 15, 2013, File No. 333-60833, Accession Number 0001193125-13-399328.

	(3)	Third Amendment to Participation Agreement; Included in Registrant’s Form N-4, File No. 333-60833, Accession No. 0000950123-10-035855, filed on April 19, 2010, and incorporated by reference herein.

	(4)	Fourth Amendment to Participation Agreement; Filed as part of Registration Statement on Form N-4 via EDGAR on October 15, 2013, File No. 333-60833, Accession Number 0001193125-13-399328.

	(5)	Fifth Amendment to Participation Agreement; Included in Registrant’s Form N-4, File No. 333-160772, Accession No. 0001193125-14-310473 filed August 15, 2014, and incorporated by reference herein.

(6)

Sixth Amendment to Participation Agreement; Filed as part of Registration Statement on Form N-6 on April 18, 2019, File No. 333-61135, Accession No. 0001104659-19-022304, and incorporated by reference herein.

(e)

Administrative Services Agreement with Blackrock Distributors, Inc. (formerly called FAM Distributors, Inc.); Filed as part of the Registration Statement on Form N-6 on February 10, 2005, File No. 333-118913, Accession Number 0000892569-05-000054.

(1)

First Amendment to Administrative Services Agreement; Included in Registrant’s Form N-4, File No. 333-60833, Accession No. 0000950123-10-035855, filed on April 19, 2010, and incorporated by reference herein.

(2)

Second Amendment to Administrative Services Agreement; Included in Registrant’s Form N-4, File No. 333-160772, Accession No. 0001193125-14-310473 filed August 15, 2014, and incorporated by reference herein.

(3)

Third Amendment to Administrative Services Agreement; Included in Registrant’s Form N-4, File No. 333-160772, Accession No. 0001193125-14-310473 filed August 15, 2014, and incorporated by reference herein.

(4)

Fourth Amendment to Administrative Services Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001193125-15-132725 filed April 16, 2015, and incorporated by reference herein.

(f)	Participation Agreement with T. Rowe Price Equity Series, Inc.; Filed as part of the Registration Statement on Form N-6 on April 19, 2005, File No. 033-21754, Accession Number 0000892569-05-000254.

(1) First Amendment to Participation Agreement; Filed as part of the Registration Statement on Form N-6 via EDGAR on May 30, 2013, File No. 333-150092, Accession Number 0001193125-13-240977.

(2)

Second Amendment to Participation Agreement; Included as part of the Registration Statement on Form N-6, File No. 333-231309, filed on July 31, 2019, Accession No. 0001104659-19-042835, and incorporated by reference herein.

(g)

Administrative Services Agreement with T. Rowe Price Associates, Inc.; Filed as part of the Registration Statement on Form N-6 on April 19, 2005, File No. 033-21754, Accession Number 0000892569-05-000254.

(1)

First Amendment to Administrative Services Agreement; Included as part of the Registration Statement on Form N-6, File No. 333-231309, filed on July 31, 2019, Accession No. 0001104659-19-042835, and incorporated by reference herein.

(h)	Participation Agreement with Van Eck Worldwide Insurance Trust; Filed as part of the Registration Statement on Form N-6 on April 19, 2005, File No. 033-21754, Accession Number 0000892569-05-000254.

(i)	Service Agreement with Van Eck Securities Corporation; Filed as part of the Registration Statement on Form N-6 on February 10, 2005, File No. 333-118913, Accession Number 0000892569-05-000054.

(j)	Participation Agreement with Janus Aspen Series; Filed as part of the Registration Statement on Form N-6 on April 16, 2007, File No. 333-118913, Accession Number 000892569-07-000444.

(1) First Amendment to Participation Agreement; Included in Registrant’s Form N-4, File No. 333-136597, Accession No. 0001193125-12-502964 filed on December 14, 2012 and incorporated by reference herein.

(2) Second Amendment to Participation Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001193125-15-132725 filed April 16, 2015, and incorporated by reference herein.

(3)

Third Amendment to Participation Agreement; Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(k)	Administrative Services Agreement with Janus Distributors LLC; Filed as part of the Registration Statement on Form N-6 on April 16, 2007, File No. 333-118913, Accession Number 000892569-07-000444.

(1)

First Amendment to Administrative Services Agreement; Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(l)	Participation Agreement with Lazard Retirement Series, Inc.; Filed as part of the Registration Statement on Form N-6 on April 16, 2007, File No. 333-118913, Accession Number 000892569-07-000444.

	(1)	First Amendment to Fund Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 14, 2014, File No. 333-150092, Accession Number 0001193125-14-142437.

(m)	Servicing Agreement with Lazard Asset Management Securities LLC; Filed as part of the Registration Statement on Form N-6 on April 16, 2007, File No. 333-118913, Accession Number 000892569-07-000444.

	(1)	First Amendment to Servicing Agreement; Filed as part of the Registration Statement on Form N-6 on April 14, 2014, File No. 333-150092, Accession Number 0001193125-14-142437.

(2)

Second Amendment to Servicing Agreement; Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(n)	Participation Agreement with Legg Mason Partners III; Filed as part of the Registration Statement on Form N-6 on April 16, 2007, File No. 333-118913, Accession Number 000892569-07-000444.

	(1)	First Amendment to Participation Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001193125-15-132725 filed April 16, 2015, and incorporated by reference herein.

	(2)	Second Amendment to Participation Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001193125-15-132725 filed April 16, 2015, and incorporated by reference herein.

	(3)	Third Amendment to Participation Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001104659-17-024492 filed April 19, 2017, and incorporated by reference herein.

(4)

Fourth Amendment to Participation Agreement; Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(o)	Service Agreement with Legg Mason Investor Services, LLC; Filed as part of the Registration Statement on Form N-6 on April 16, 2007, File No. 333-118913, Accession Number 000892569-07-000444.

	(1)	First Amendment to Service Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001193125-15-132725 filed April 16, 2015, and incorporated by reference herein.

	(2)	Second Amendment to Service Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001193125-15-132725 filed April 16, 2015, and incorporated by reference herein.

	(3)	Third Amendment to Service Agreement; Included in Registration Statement on Form N-6,

File No. 333-150092, Accession No. 0001193125-15-304337 filed on August 27, 2015 and incorporated by reference herein.

(4)

Fourth Amendment to Service Agreement; Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(p)	Participation Agreement with MFS Variable Insurance Trust; Filed as part of the Registration Statement on Form N-6 on April 16, 2007, File No. 333-118913, Accession Number 000892569-07-000444.

	(1)	First Amendment to Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 18, 2011, File No. 333-150092, Accession Number 0000950123-11-036421.

	(2)	Second Amendment to Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 18, 2011, File No. 333-150092, Accession Number 0000950123-11-036421.

	(3)	Third Amendment to Participation Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001193125-15-132725 filed April 16, 2015, and incorporated by reference herein.

(q)	(1)	Service Agreement with Massachusetts Financial Services Company; Filed as part of the Registration Statement on Form N-6 on April 16, 2007, File No. 333-118913, Accession Number 000892569-07-000444.

(2)

Service Agreement with Massachusetts Financial Services Company; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001193125-15-132725 filed April 16, 2015, and incorporated by reference herein.

(3)

Service Agreement with Massachusetts Financial Services Company; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001104659-17-024492 filed April 19, 2017, and incorporated by reference herein.

(r)

Participation Agreement with Franklin Templeton Variable Insurance Products Trust; Filed as part of the Registration Statement on Form N-6 on April 26, 2010, File No. 333-150092, Accession Number 0000950123-10-038286.

	(1)	First Amendment to Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 26, 2010, File No. 333-150092, Accession Number 0000950123-10-038286.

	(2)	Addendum to Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 18, 2011, File No. 333-150092, Accession Number 0000950123-11-036421.

	(3)	Second Amendment to Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 14, 2014, File No. 333-150092, Accession Number 0001193125-14-142437.

	(4)	Third Amendment to Participation Agreement; Included in Registrant’s Form N-4, File No. 333-160772, Accession No. 0001193125-14-310473 filed August 15, 2014, and incorporated by reference herein.

	(5)	Fourth Amendment to Participation Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001193125-15-132725 filed April 16, 2015, and incorporated by reference herein.

(s)

Administrative Services Agreement with Franklin Templeton Services, LLC; Filed as part of the Registration Statement on Form N-6 on April 26, 2010, File No. 333-150092, Accession Number 0000950123-10-038286.

	(1)	First Amendment to Administrative Services Agreement; Filed as part of the Registration Statement on Form N-6 on April 26, 2010, File No. 333-150092, Accession Number 0000950123-10-038286.

	(2)	Second Amendment to Administrative Agreement; Included in Registrant’s Form N-4, File No. 033-88458, Accession No. 0001193125-12-502912 filed on December 14, 2012 and incorporated by reference herein.

	(3)	Third Amendment to Administrative Agreement; Included in Registrant’s Form N-4, File No. 033-88458, Accession No. 0001193125-12-502912 filed on December 14, 2012 and incorporated by reference herein.

(4)

Fourth Amendment to Administrative Services Agreement; Included in Registrant’s Form N-4, File No. 333-160772, Accession No. 0001193125-14-310473 filed August 15, 2014, and incorporated by reference herein.

(5)

Fifth Amendment to Administrative Services Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001193125-15-132725 filed April 16, 2015, and incorporated by reference herein.

(6)

Sixth Amendment to Administrative Services Agreement; Included as part of the Registration Statement on Form N-6, File No. 333-231309, filed on July 31, 2019, Accession No. 0001104659-19-042835, and incorporated by reference herein.

(t)	(1)

Form of Amendment to Fidelity Distributors Corporation Participation Agreement; Filed as part of the Registration Statement on Form N-6 on September 28, 2007, File No. 333-118913, Accession Number 0000892569-07-001219.

(2)

Form of Second Amendment to Fidelity Distributors Corporation Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 23, 2012, File No. 333-150092, Accession Number 000950123-12-006370.

(3)

Third Amendment to Fidelity Distributors Corporation Participation Agreement; Included as part of the Registration Statement on Form N-6, File No. 333-231309, filed on July 31, 2019, Accession No. 0001104659-19-042835, and incorporated by reference herein.

(u)

Form of Amendment to Fidelity Investments Institutional Operations Company, Inc. Service Agreement; Filed as part of the Registration Statement on Form N-6 on September 28, 2007, File No. 333-118913, Accession Number 0000892569-07-001219.

(v)

Form of Amendment to Fidelity Distributors Corporation Service Contract; Filed as part of the Registration Statement on Form N-6 on September 28, 2007, File No. 333-118913, Accession Number 0000892569-07-001219.

(w)	Lord Abbett Fund Participation Agreement; Filed as part of the Registration Statement on Form N-6 on September 17, 2010, File No. 333-150092, Accession Number 0000950123-10-086791.

(x)	Lord Abbett Series Fund, Inc. Service Agreement; Filed as part of the Registration Statement on Form N-6 on September 17, 2010, File No. 333-150092, Accession Number 0000950123-10-086791.

(y)

Lord Abbett Series Fund, Inc. Administrative Services Agreement; Filed as part of the Registration Statement on Form N-6 on September 17, 2010, File No. 333-150092, Accession Number 0000950123-10-086791.

(z)	Participation Agreement with PIMCO Variable Insurance Trust; Filed as part of the Registration Statement on Form N-6 on April 18, 2011, File No. 333-150092, Accession Number 0000950123-11-036421.

	(1)	First Amendment to Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 18, 2011, File No. 333-150092, Accession Number 0000950123-11-036421.

	(2)	Second Amendment to Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 18, 2011, File No. 333-150092, Accession Number 0000950123-11-036421.

(3)

Third Amendment to Participation Agreement; Included as part of the Registration Statement on Form N-6, File No. 333-231309, filed on July 31, 2019, Accession No. 0001104659-19-042835, and incorporated by reference herein.

(aa)	Services Agreement with PIMCO LLC; Filed as part of the Registration Statement on Form N-6 on April 18, 2011, File No. 333-150092, Accession Number 0000950123-11-036421.

	(1)	First Amendment to Services Agreement; Included in Registrant’s Form N-4, File No. 333-168284, Accession No. 0001193125-12-503027 filed on December 14, 2012, and incorporated by reference herein.

	(2)	Second Amendment to Services Agreement; Included in Registrant’s Form N-4, File No. 333-168284, Accession No. 0001193125-14-147263 filed on April 17, 2014, and incorporated by reference herein.

	(3)	Third Amendment to Services Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001104659-18-025149 filed on April 19, 2018, and incorporated by reference herein.

(4)

Fourth Amendment to Services Agreement; Included as part of the Registration Statement on Form N-6, File No. 333-231309, filed on July 31, 2019, Accession No. 0001104659-19-042835, and incorporated by reference herein.

(bb)	Selling Agreement with Allianz Global Investors Distributors LLC; Filed as part of the Registration Statement on Form N-6 on April 18, 2011, File No. 333-150092, Accession Number 0000950123-11-036421.

	(1)	First Amendment to Selling Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001104659-17-024492 filed April 19, 2017, and incorporated by reference herein.

(cc)

Form of American Century Investment Services, Inc. Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 23, 2012, File No. 333-150092, Accession Number 000950123-12-006370.

(1)

First Amendment to Participation Agreement; Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(dd)

Form of American Century Investment Services, Inc. Administrative Services Agreement; Filed as part of the Registration Statement on Form N-6 on April 23, 2012, File No. 333-150092, Accession Number 000950123-12-006370.

(1)

First Amendment to Administrative Services Agreement; Filed as part of the Registration Statement on Form N-4 on December 14, 2012, File No. 333-136597, Accession Number 0001193125-12-502964, and incorporated by reference herein.

(2)

Second Amendment to Administrative Services Agreement; Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(ee)	Form of AIM Variable Insurance Funds Participation Agreement; Filed as part of the Registration Statement on Form N-4 on December 4, 2008, File No. 333-136597, Accession Number 0000892569-08-001559.

(1) First Amendment to Participation Agreement; Filed as part of the Registration Statement on Form N-6 on April 23, 2012, File No. 333-150092, Accession Number 000950123-12-006370.

(ff)

Form of Invesco Aim Distributors, Inc. Distribution Services Agreement; Filed as part of the Registration Statement on Form N-4 on December 4, 2008, File No. 333-136597, Accession Number 0000892569-08-001559.

(1)

First Amendment to Distribution Services Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001104659-17-024492 filed April 19, 2017, and incorporated by reference herein.

(gg)

Form of Invesco Aim Advisors, Inc. Administrative Services Agreement; Filed as part of the Registration Statement on Form N-4 on December 4, 2008, File No. 333-136597, Accession Number 0000892569-08-001559.

(hh)	Participation Agreement with Neuberger Berman; Filed as part of the Registration Statement on Form N-6 on April 15, 2013, File No. 333-150092, Accession Number 0000950123-13-002258.

(1)

First Amendment to Participation Agreement; Included in Registration Statement on Form N-6, File No. 333-150092, Accession No. 0001193125-15-304337 filed on August 27, 2015 and incorporated by reference herein.

(ii)	Administrative Services Agreement with Neuberger Berman; Filed as part of the Registration Statement on Form N-6 on April 15, 2013, File No. 333-150092, Accession Number 0000950123-13-002258.

(jj)	Participation Agreement with Oppenheimer; Filed as part of the Registration Statement on Form N-6 via EDGAR on May 30, 2013, File No. 333-150092, Accession Number 0001193125-13-240977.

	(1)	First Amendment to Participation Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001193125-15-132725 filed April 16, 2015, and incorporated by reference herein.

	(2)	Second Amendment to Participation Agreement; Included in Registrant’s Form N-4, File No. 333-136597, Accession No. 0001193125-15-346508 filed October 19, 2015, and incorporated by reference herein.

	(3)	Third Amendment to Participation Agreement; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001104659-17-024492 filed April 19, 2017, and incorporated by reference herein.

(kk)	Revenue Sharing Agreement with Oppenheimer; Filed as part of the Registration Statement on Form N-6 via EDGAR on May 30, 2013, File No. 333-150092, Accession Number 0001193125-13-240977.

(ll)

Exhibit B to the Pacific Select Fund Participation Agreement; Included in Registrant’s Form N-4, File No. 333-160772, Accession No. 0001193125-14-310473 filed August 15, 2014, and incorporated by reference herein.

(mm)

Distribution and Marketing Support Agreement (Amended and Restated) with BlackRock Variable Series Fund, LLC.; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001193125-15-132725 filed April 16, 2015, and incorporated by reference herein.

(nn)

Distribution and Administrative Services Agreement (Amended and Restated) with Neuberger Berman; Included in Registration Statement on Form N-6, File No. 333-150092, Accession No. 0001193125-15-304337 filed on August 27, 2015 and incorporated by reference herein.

(oo)

Revenue Sharing Agreement with Oppenheimer (Amended and Restated); Included in Registrant’s Form N-4, File No. 333-136597, Accession No. 0001193125-15-346508 filed October 19, 2015, and incorporated by reference herein.

(pp)

Fund Participation and Service Agreement with American Funds; Included in Registrant’s Form N-4, File No. 333-136597, Accession No. 0001193125-13-399333 filed on October 15, 2013, and incorporated by reference herein.

(1)

First Amendment to Fund Participation and Service Agreement; Included in Registrant’s Form N-4, File No. 333-136597, Accession No. 0001193125-14-143850 filed on April 15, 2014, and incorporated by reference herein.

(2)

Second Amendment to Fund Participation and Service Agreement.; included in Registrant’s Form N-4, File No. 333-136597, Accession No. 0001193125-15-128820 filed on April 14, 2015 and incorporated by reference herein.

(3)

Third Amendment to Fund Participation and Service Agreement; Included in Registrant’s Form N-4, File No. 333-136597, Accession No. 0001193125-15-346508 filed October 19, 2015, and incorporated by reference herein.

(4)

Fourth Amendment to Fund Participation and Service Agreement; Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(qq)	Distribution Sub-Agreement with BlackRock Variable Series Funds, Inc.; Included in Registrant’s

Form N-6, File No. 333-150092, Accession No. 0001104659-17-024492 filed April 19, 2017, and incorporated by reference herein.

(rr)

Administrative Services Agreement with Invesco Advisers, Inc.; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001104659-17-024492 filed April 19, 2017, and incorporated by reference herein.

(ss)

Financial Support Agreement with Invesco Distributors, Inc.; Included in Registrant’s Form N-6, File No. 333-150092, Accession No. 0001104659-17-024492 filed April 19, 2017, and incorporated by reference herein.

(tt)

Services Agreement with PIMCO (Administrative Class); Included as part of the Registration Statement on Form N-6, File No. 333-61135, filed on April 18, 2019, Accession No. 0001104659-19-022304, and incorporated by reference herein.

(uu)

Selling Agreement with PIMCO (Administrative Class); Included as part of the Registration Statement on Form N-6, File No. 333-61135, filed on April 18, 2019, Accession No. 0001104659-19-022304, and incorporated by reference herein.

(vv)

M Fund Inc. Participation Agreement with Pacific Life Insurance Company; Filed as part of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 filed via EDGAR on May 1, 2003, File No. 333- 102902, Accession Number 0001017062-03-001040.

(1) First Amendment to Participation Agreement; Included in Registrant’s Form N-6, File No. 333-172851, Accession No. 0001193125-15-132710 filed April 16, 2015, and incorporated by reference herein.

(ww)

Participation Agreement with DFA Investment Dimensions Group Inc.; Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(xx)

Business Agreement with American Funds; Included as part of the Registration Statement on Form N-6, File No. 333-231309, filed on July 31, 2019, Accession No. 0001104659-19-042835, and incorporated by reference herein.

(1)

First Amendment to Business Agreement; Included as part of the Registration Statement on Form N-6, File No. 333-231309, filed on July 31, 2019, Accession No. 0001104659-19-042835, and incorporated by reference herein.

(9)	Inapplicable

(10)	Inapplicable

(11)

Opinion and consent of legal officer of Pacific Life as to legality of policies being registered; Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

	(12)	Inapplicable

	(13)	Consent of Independent Registered Public Accounting Firm

	(14)	Inapplicable

(15)	Inapplicable

(16)

Memorandum describing Pacific Life Insurance Company’s issuance, transfer and redemption procedures for the Policies pursuant to Rule 6e-3(T)(b)(12)(iii); Filed as part of the Registration Statement on Form N-6 on May 9, 2019, File No. 333-231309, Accession Number 0001104659-19-028108, and incorporated by reference herein.

(17)	Power of Attorney;

Item 27. Directors and Officers of Pacific Life

Name and Address	Positions and Offices with Pacific Life
James T. Morris	Director, Chairman, President and Chief Executive Officer
Adrian S. Griggs	Director, Executive Vice President and Chief Operating Officer
Darryl D. Button	Director, Executive Vice President and Chief Financial Officer
Sharon A. Cheever	Director, Senior Vice President and General Counsel
Dawn M. Trautman	Executive Vice President
Edward R. Byrd	Senior Vice President and Chief Accounting Officer
Jane M. Guon	Vice President and Secretary
Joseph W. Krum	Vice President and Treasurer

The address for each of the persons listed above is as follows:

700 Newport Center Drive Newport Beach, California 92660

Item 28. Persons Controlled by or Under Common Control with Pacific Life or Pacific Select Exec Separate Account

The following is an explanation of the organization chart of Pacific Life’s subsidiaries:

Pacific Life is a Nebraska Stock Life Insurance Company wholly-owned by Pacific LifeCorp (a Delaware Stock Holding Company), which is, in turn, 100% owned by Pacific Mutual Holding Company (a Nebraska Mutual Insurance Holding Company).

PACIFIC LIFE, SUBSIDIARIES & AFFILIATED ENTERPRISES LEGAL STRUCTURE

	Jurisdiction of Incorporation or Organization	Percentage of Ownership by its Immediate Parent
Pacific Mutual Holding Company	Nebraska
Pacific LifeCorp	Delaware	100
Pacific Life Insurance Company	Nebraska	100
Pacific Life & Annuity Company	Arizona	100
Pacific Life Purchasing LLC	Delaware	100
Pacific Select Distributors, LLC	Delaware	100
Pacific Asset Holding LLC	Delaware	100
Pacific TriGuard Partners LLC	Delaware	100
Grayhawk Golf Holdings, LLC	Delaware	95
Grayhawk Golf L.L.C.	Arizona	100
Las Vegas Golf I, LLC	Delaware	100
Angel Park Golf, LLC	Nevada	100
PL/KBS Fund Member, LLC	Delaware	100
KBS/PL Properties, L.P. #	Delaware	100
Wildflower Member, LLC	Delaware	100
Epoch-Wildflower, LLC	Florida	99
Glenoaks Golf Club, LLC	Delaware	100

Polo Fields Golf Club, LLC	Delaware	100
PL Regatta Member, LLC	Delaware	100
Regatta Apartments Investors, LLC	Delaware	90
PL Vintage Park Member, LLC	Delaware	100
Vintage Park Apartments GP, LLC	Delaware	90
PL Broadstone Avena Member, LLC	Delaware	100
Broadstone Avena Investors, LLC	Delaware	90
GW Member LLC	Delaware	100
GW Apartments LLC	Delaware	90
PL Sierra Member, LLC	Delaware	100
Sierra at Fall Creek Apartments Investors, LLC	Delaware	90
PL TOR Member LLC	Delaware	100
2803 Riverside Apartment Investors, LLC	Delaware	90
PL Denver Member, LLC	Delaware	100
1776 Curtis, LLC	Delaware	70
PL Timberlake Member, LLC	Delaware	100
80 South Gibson Road Apartment Investors, LLC	Delaware	90
PL Van Buren Member, LLC	Delaware	100
1035 Van Buren Holdings, L.L.C.	Delaware	43
PL Lakemont Member, LLC	Delaware	100
Overlook at Lakemont Venture LLC	Delaware	88
PL Teravista Member, LLC	Delaware	100
401 Teravista Apartment Investors, LLC	Delaware	90
700 Main Street LLC	Delaware	100
PL Brier Creek Member, LLC	Delaware	100
Brier Creek Investors JV LLC	Delaware	90
PL One Jefferson Member, LLC	Delaware	100
One Jefferson Venture LLC	Delaware	90
PL Savannah Member, LLC	Delaware	100
Savannah at Park Place Apartments LLC	Delaware	90
PL Redland Member, LLC	Delaware	100
Redland Road Apartment Investors, LLC	Delaware	100
PL Spectrum Member, LLC	Delaware	100
9242 West Russell Road Apartment Investors, LLC	Delaware	90
PL Mortgage Fund, LLC	Delaware	100
PL Andate Member, LLC	Delaware	100
Andante Venture LLC	Delaware	90
PL Beardslee Member, LLC	Delaware	100
Village at Beardslee Investor, LLC#	Delaware	90
PL Monterone Member, LLC	Delaware	100
Monterone Apartment Investor, LLC	Delaware	90
PL Reno Member, LLC	Delaware	100
NPLC BV Manager LLC#	Delaware	81
PL Wabash Member, LLC	Delaware	100
THC 1333 S. Wabash LLC	Delaware	90
PL Alara Member, LLC	Delaware	100
Greenwood Village Apartment Investors, LLC	Delaware	90
PL Kierland Member, LLC	Delaware	100
T&L Apartment Investor, LLC	Delaware	90
PL Wardman Member, LLC	Delaware	100
Wardman Hotel Owner, L.L.C.	Delaware	66.6668
PL Peoria Member, LLC	Delaware	100
205 Peoria Street Owner, LLC	Delaware	90
PL Elk Meadows Member, LLC #	Delaware	100
Elk Meadows JV LLC	Delaware	60
PL Stonebriar Member, LLC #	Delaware	100
PL Deer Run Member, LLC #	Delaware	100
Deer Run JV LLC	Delaware	60
PL Tessera Member, LLC #	Delaware	100
Tessera Venture LLC	Delaware	90
PL Vantage Member, LLC #	Delaware	100
PL Fairfax Gateway Member, LLC #	Delaware	100

PL 922 Washington Owner, LLC#	Delaware	100
PL Hana Place Member, LLC	Delaware	100
PL LasCo-Owner, LLC	Delaware	100
Confederation Life Insurance and Annuity Company	Georgia	100
Pacific Global Asset Management LLC (Formerly known as Pacific Asset Advisors LLC)	Delaware	100
Cadence Capital Management LLC	Delaware	100
Cadence Global Equity GP LLC#	Delaware	100
Pacific Asset Management LLC	Delaware	100
Pacific Global Advisors LLC	Delaware	100
Pacific Private Fund Advisors LLC	Delaware	100
Pacific Absolute Return Strategies GP LLC #	Delaware	100
Pacific Co-Invest Credit I GP LLC #	Delaware	100
Pacific Co-Invest Opportunities I GP LLC#	Delaware	100
Pacific Multi-Strategy GP LLC #	Delaware	100
Pacific Private Credit II GP LLC #	Delaware	100
Pacific Private Credit III GP LLC#	Delaware	100
Pacific Private Credit IV GP LLC#	Delaware	100
Pacific Private Equity I GP LLC	Delaware	100
Pacific Private Equity Opportunities II GP LLC #	Delaware	100
Pacific Private Equity Opportunities III GP LLC #	Delaware	100
Pacific Private Feeder III GP, LLC#	Delaware	100
Pacific Private Equity Opportunities IV GP LLC#	Delaware	100
Pacific Life Fund Advisors LLC	Delaware	100
PAM Bank Loan GP LLC #	Delaware	100
PAM CLO Opportunities GP LLC #	Delaware	100
PAM Trade Receivable GP LLC #	Delaware	100
Pacific Alliance Reinsurance Company of Vermont	Vermont	100
Pacific Services Canada Limited	Canada	100
Pacific Life Reinsurance Company II Limited	Barbados	100
Pacific Baleine Reinsurance Company	Vermont	100
Pacific Private Equity Incentive Allocation LLC	Delaware	100
Swell Investing Holding LLC	Delaware	100
Swell Investing LLC	Delaware	100
Pacific Life Aviation Holdings LLC	Delaware	100
Aviation Capital Group Holdings, Inc. (Pacific Life Aviation Holdings LLC holds 99.9999% ownership interest of this entity.)	Delaware	99.9999
Aviation Capital Group LLC (Pacific Life Aviation Holdings LLC holds 79% ownership interest of this entity.)	Delaware	79
Aviation Capital Group LLC (Aviation Capital Group Holdings, Inc. is the Managing Member of this entity and holds 1% ownership interest as such.)	Delaware	1
ACG Acquisition 4063 LLC	Delaware	100
ACG Acquisition 4084 LLC	Delaware	100
ACG Aircraft Leasing Ireland Limited	Ireland	100
ACG International Ltd.	Bermuda	100
ACG Acquisition Ireland V Ltd.	Ireland	100
ACG Acquisition 4658 LLC	Delaware	100
ACG Acquisition 4913 LLC	Delaware	100
ACG Acquisition 4941 LLC	Delaware	100
ACG Acquisition 4942 LLC	Delaware	100
ACG Acquisition 4891 LLC	Delaware	100
ACG Acquisition 5038 LLC	Delaware	100
ACG Acquisition 5063 LLC	Delaware	100
ACG Acquisition 5136 LLC	Delaware	100
ACG Acquisition 38105 LLC	Delaware	100
ACG Acquisition 6584 LLC	Delaware	100
ACG Acquisition 5096 LLC	Delaware	100
ACG Acquisition 5193 LLC	Delaware	100
ACG Acquisition 5278 LLC	Delaware	100
ACG Acquisition 5299 LLC	Delaware	100
ACG Acquisition 6342 LLC	Delaware	100
ACG Acquisition 6734 LLC	Delaware	100
ACG Acquisition 38038 LLC	Delaware	100

ACG Acquisition 39388 LLC	Delaware	100
ACG Acquisition 39389 LLC	Delaware	100
ACG Acquisition 39891 LLC	Delaware	100
ACG Acquisition 40547 LLC	Delaware	100
ACG ECA Ireland Limited	Ireland	100
ACG Bermuda Leasing Limited	Bermuda	100
ACG Acquisition BR 2012-10A LLC	Delaware	100
ACG Acquisition BR 2012-10B LLC	Delaware	100
ACG Acquisition BR 2012-11 LLC	Delaware	100
ACG Acquisition 2688 LLC	Delaware	100
ACG Acquisition 30744 LLC (Aviation Capital Group LLC is the beneficiary of the owner Trust and is the indirect owner of this entity.)	Delaware	100
ACG Acquisition 38881 LLC	Delaware	100
ACG Acquisition 5527 LLC	Delaware	100
ACG Acquisition 5716 LLC	Delaware	100
ACG Acquisition 40544 LLC	Delaware	100
ACG Acquisition 299496 LLC	Delaware	100
ACG Acquisition 5754 LLC	Delaware	100
ACG Acquisition 5841 LLC	Delaware	100
San Miguel Leasing Cayman Limited	Cayman Islands	100
ACG Acquisitions Sweden AB	Sweden	100
ACG Acquisition 6457 LLC	Delaware	100
ACG Acquisition 6498 LLC	Delaware	100
ACG Trust 2004 -1 Holding LLC	Delaware	100
ACG Funding Trust 2004-1	Delaware	100
ACG Trust II Holding LLC	Delaware	100
Aviation Capital Group Trust II	Delaware	100
ACG Acquisition XXV LLC	Delaware	100
ACG Acquisition Ireland II Limited	Ireland	100
Boullioun Aviation Services LLC	Delaware	100
Boullioun Aircraft Holding Company LLC	Delaware	100
Boullioun Portfolio Finance III LLC	Nevada	100
ACG III Holding LLC	Delaware	100
ACG Trust III	Delaware	100
RAIN I LLC	Delaware	100
RAIN II LLC	Delaware	100
RAIN IV LLC	Delaware	100
RAIN VI LLC	Delaware	100
RAIN VII LLC	Delaware	100
RAIN VIII LLC	Delaware	100
ACG Acquisition 1176 LLC	Delaware	100
Rainier Aircraft Leasing (Ireland) Limited	Ireland	100
ACG Acquisition (Bermuda) III Ltd.	Bermuda	100
ACG 2006-ECA LLC	Delaware	100
ACG ECA-2006 Ireland Limited	Ireland	100
Aviation Capital Group Singapore Pte. Ltd.	Singapore	100
ACG Acquisition 2004-1 Ireland Limited	Ireland	100
ACG 2004-1 Bermuda Limited	Bermuda	100
ACG Acquisition 31 LLC	Delaware	100
ACG Acquisition 37 LLC	Delaware	100
ACG Acquisition 38 LLC	Delaware	100
ACG Capital Partners Singapore Pte. Ltd.	Singapore	100
ACGCPS 2011 Pte. Ltd.	Singapore	100
ACG Capital Partners Ireland Limited	Ireland	100
ACG Capital Partners LLC	Delaware	100
ACG France 6280 S.A.S.	France	100
ACG France 7392 S.A.S.	France	100
ACG France 7421 S.A.S.	France	100
ACG France 8082 S.A.S.	France	100
ACG France 8354 S.A.S.	France	100
ACG France 35722 S.A.S.	France	100

ACG France 35723 S.A.S.	France	100
ACG Trust 2009-1 Holding LLC	Delaware	100
ACG Funding Trust 2009-1	Delaware	100
ACG Acquisition 29677 LLC	Delaware	100
Bellevue Coastal Leasing LLC	Washington	100
Pacific Life & Annuity Services, Inc.	Colorado	100
Bella Sera Holdings, LLC	Delaware	100
Pacific Life Re Holdings LLC	Delaware	100
Pacific Life Re (Australia) Pty Limited	Australia	100
Pacific Life Re Bermuda Holdings Limited	Bermuda	100
Pacific Life Re Bermuda Limited	Bermuda	100
Pacific Life Re Holdings Limited	England	100
Pacific Life Re Services Limited	England	100
Pacific Life Re Limited	England	100
UnderwriteMe Limited	England	100
UnderwriteMe Technology Solutions Limited	England	100
UnderwriteMe Australia Pty Limited	Australia	100
Pacific Life Reinsurance (Barbados) Ltd.	Barbados	100
Pacific Annuity Reinsurance Company	Arizona	100

___________________________________

# = Abbreviated structure

Item 29. Indemnification

(a) The Distribution Agreement between Pacific Life Insurance Company, Pacific Life & Annuity Company (collectively referred to as “Pacific Life”) and Pacific Select Distributors, LLC (PSD) provides substantially as follows:

Pacific Life shall indemnify and hold harmless PSD and PSD’s officers, directors, agents, controlling persons, employees, subsidiaries and affiliates for all attorneys’ fees, litigation expenses, costs, losses, claims, judgments, settlements, fines, penalties, damages, and liabilities incurred as the direct or indirect result of: (i) negligent, dishonest, fraudulent, unlawful, or criminal acts, statements, or omissions by Pacific Life or its employees, agents, officers, or directors; (ii) Pacific Life’s breach of this Agreement; (iii) Pacific Life’s failure to comply with any statute, rule, or regulation; (iv) a claim or dispute between Pacific Life and a Broker/Dealer (including its Representatives) and/or a Contract owner. Pacific Life shall not be required to indemnify or hold harmless PSD for expenses, losses, claims, damages, or liabilities that result from PSD’s misfeasance, bad faith, negligence, willful misconduct or wrongful act.

PSD shall indemnify and hold harmless Pacific Life and Pacific Life’s officers, directors, agents, controlling persons, employees, subsidiaries and affiliates for all attorneys’ fees, litigation expenses, costs, losses, claims, judgments, settlements, fines, penalties, damages and liabilities incurred as the direct or indirect result of: (i) PSD’s breach of this Agreement; and/or (ii) PSD’s failure to comply with any statute, rule, or regulation. PSD shall not be required to indemnify or hold harmless Pacific Life for expenses, losses, claims, damages, or liabilities that have resulted from Pacific Life’s willful misfeasance, bad faith, negligence, willful misconduct or wrongful act.

(b) The Form of Selling Agreement between Pacific Life, Pacific Select Distributors, LLC (PSD) and Various Broker-Dealers provides substantially as follows:

Pacific Life and PSD agree to indemnify and hold harmless Selling Broker-Dealer and General Agent, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the “Fund”) filed pursuant to the 1933 Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature approved in writing by Pacific Life and PSD pursuant to Section IV.E. of this Agreement.

Selling Broker-Dealer and General Agent agree to indemnify and hold harmless Pacific Life, the Fund and PSD, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (a) any oral or written misrepresentation by Selling Broker- Dealer or General Agent or their officers, directors, employees or agents unless such misrepresentation is contained in the registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by Pacific Life and PSD pursuant to Section IV.E. of this Agreement, (b) the failure of Selling Broker-Dealer or General Agent or their officers, directors, employees or agents to comply with any applicable provisions of this Agreement or (c) claims by Sub-agents or employees of General Agent or Selling Broker- Dealer for payments of compensation or remuneration of any type. Selling Broker-Dealer and General Agent will reimburse Pacific Life or PSD or any director, officer, agent or employee of either entity for any legal or other expenses reasonably incurred by Pacific Life, PSD, or such officer, director, agent or employee in connection with investigating or defending any such loss, claims, damages, liability or action. This indemnity agreement will be in addition to any liability which Broker-Dealer may otherwise have.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

(a)

PSD also acts as principal underwriter for Pacific Life Insurance Company, on its own behalf and on behalf of its Separate Account I, Separate Account A, Separate Account B, Pacific Select Variable Annuity Separate Account, Pacific Corinthian Variable Separate Account, Pacific Select Exec Separate Account, Pacific COLI Separate Account, Pacific COLI Separate Account II, Pacific COLI Separate Account III, Pacific COLI Separate Account IV, Pacific COLI Separate Account V, Pacific COLI Separate Account VI, Pacific COLI Separate Account X, Pacific COLI Separate Account XI, Pacific Select Separate Account, and Pacific Life & Annuity Company, on its own behalf and on behalf of its Separate Account A, Pacific Select Exec Separate Account, and Separate Account I.

(b)	For information regarding PSD, reference is made to Form B-D, SEC File No. 8-15264, which is herein incorporated by reference.
(c)	PSD retains no compensation or net discounts or commissions from the Registrant.

Item 31. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life at 700 Newport Center Drive, Newport Beach, California 92660.

Item 32. Management Services

Not applicable

Item 33. Fee Representation

REPRESENTATION PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940: Pacific Life Insurance Company and Registrant represent that the fees and charges to be deducted under the Variable Life Insurance Policy described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has that it has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement on Form N-6 to be signed on its behalf by the undersigned, duly authorized, in the City of Newport Beach, and State of California on the day of October 1, 2019.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
(Registrant)

By:	PACIFIC LIFE INSURANCE COMPANY

By:
James T. Morris*
Director, Chairman, Chief Executive Officer and President

By:	PACIFIC LIFE INSURANCE COMPANY
(Depositor)

By:
James T. Morris*
Director, Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

		Director, Chairman, Chief Executive Officer and President	October 1, 2019

James T. Morris*

		Director, Executive Vice President and Chief Operating Officer	October 1, 2019

Adrian S. Griggs*

		Director, Executive Vice President and Chief Financial Officer	October 1, 2019

Darryl D. Button*

		Director, Senior Vice President and General Counsel	October 1, 2019

Sharon A. Cheever*

		Vice President and Secretary	October 1, 2019

Jane M. Guon*

		Executive Vice President	October 1, 2019

Dawn M. Trautman*

		Senior Vice President and Chief Accounting Officer	October 1, 2019

Edward R. Byrd*

		Vice President and Treasurer	October 1, 2019

Joseph W. Krum*

*By:	/s/ SHARON A. CHEEVER		October 1, 2019

Sharon A. Cheever
as attorney-in-fact

(Powers of Attorney are contained in this Registration Statement as Exhibit 17.)